08001639

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hypo Real Estate Holding

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 04 2008
THOMSON FINANCIAL

FILE NO. 82- 34748 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 4/3/08

Hypo Real Estate
HOLDING

RECEIVED
2008 APR -2 A 8:00
TICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-07



Annual Report 2007

Content

Financial Review of Hypo Real Estate Holding AG for the business year 2007

Macro-economic conditions

Worldwide economic growth in 2007 was robust, and the real figure of 5.2 % was roughly equivalent to the corresponding previous year figure. The surprises in 2007 were to be seen in the regional distribution of growth. Whereas Germany produced a performance (2.7 %) which was considerably higher than the original forecasts for 2007, the US economy expanded at a rate of only 2.1 %, which was much lower than originally expected. The Asian economies achieved average growth of 5.5 %, with China again in the lead with growth of 11.4 %. The fact that growth in Germany is higher compared to other industrialised countries is also attributable to a good economic climate with the stimulating effects of the labour market reforms.

The different sentiments are also reflected by a heterogeneous picture on the equity markets around the globe. Worldwide, equity prices (in USD) increased only moderately in 2007 compared with 2006 (7.1 %). Depending on the particular index which is used, the value of Chinese shares almost doubled, whereas Japanese shares fell by around 11 %.

There were two major developments at the macro-economic level in 2007: The huge increase in the price of oil and also the subprime crisis in the USA, caused by the falling prices on the real estate market and aggressive lending policies, resulting in a global financial crisis. Oil prices rose in 2007 by approx. 58 %, from just below USD 60 to almost USD 94. For the Euro zone, this increase was somewhat alleviated by the fact that the Euro appreciated at the same time by almost 11 % against the US Dollar. This development came as a surprise even to all experts. Not least as a result of the increases in the price of oil which had already occurred in 2006, the forecasts for oil prices prepared at the end of 2006 for 2007 were indicating a range of between USD 60 and USD 65. In this context, the economic developments in Europe have proved to be quite robust.

The end of the boom on the US residential real estate market began to show from the beginning of 2007 onwards. Observers had for quite some time been assuming that some sub-markets were overheating. However, the huge impact on the international financial markets constituted a new element in terms of quality. In the final analysis, this is attributable to two key aspects: On the one hand, the fact that interest rates in the USA had been constantly low for a long period of time increased willingness to take on debt, thus resulting in very high credit growth. On the other hand, however, American lenders were able to pass on their loans on the international financial markets in the form of structured financial market products (asset-backed securities and collateralised debt obligations, CDOs). In particular with the help of CDOs, debts of varying creditworthiness could be cumulated, which led to a higher rating of the block of shares relative to the value of the total of the individual assets, that is, of the separate loans.

Economic data 2007

in %


World ▫ US ▫ Asia ▫ OECD
▪ EU ▪ Euro-zone ▪ Germany
Real GDP growth
6
4
2
0
5.2
5.5
2.1
2.6 2.6 2.7
2007
Consumer price inflation
6
4
2
0
4.0 4.0
2.9
2.1 2.0 2.0
2007
Unemployment rates
9
6
3
0
5.4
4.6
6.8 6.4
2007

Source: EIU and IMF World Economic Outlook, October 2007 (World)

Source: EIU

Source: OECD Economic Outlook

Company-specific conditions

Strategy

Organisational and legal structure of the Group During the year under review the Group structure of the Hypo Real Estate Group consisted of the controlling Hypo Real Estate Holding AG and operating banks. The acquisition of DEPFA BANK plc has changed the structure in such a way that Hypo Public Finance Bank has been transferred to DEPFA BANK plc and DEPFA BANK plc is a wholly owned subsidiary of the Holding. DEPFA Deutsche Pfandbriefbank AG, as a former subsidiary of DEPFA BANK plc, was placed directly below the Holding. The Holding is responsible as the Corporate Centre for the entire strategic management of the Group. The Holding continues to be responsible for group-wide tasks, and as a result of centralised and harmonised processes, cost synergies are achieved strengthening the selling capacity of the operating subsidiaries. In the new structure, the areas of responsibility are clearly divided between three new business segments, to a large extent independent of the legal distinction in subsidiaries.

Commercial Real Estate This segment consists of the two subsidiary banks Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG, both with registered offices in Munich. Primarly large volume commercial real estate financing for the German market is handled at Hypo Real Estate Bank AG. The same business for international markets is handled at Hypo Real Estate Bank International AG.

Public Sector & Infrastructure Finance After the integration of Hypo Public Finance Bank in DEPFA BANK plc, public sector and infrastructure finance world-wide is handled at DEPFA BANK plc. Also operating in this segment is DEPFA Deutsche Pfandbriefbank AG, Eschborn, which is a direct subsidiary of the Holding.

Capital Markets & Asset Management All Group activities related to the capital market as well as asset management for real estate secondary products are also handled in DEPFA BANK plc or one of its subsidiaries.

Disclosures in accordance with section 315 (4) Handelsgesetzbuch with comments of the Management Board in accordance with section 120 (3) sentence 2 Aktiengesetz

The subscribed capital of Hypo Real Estate Holding AG in the amount of € 603,324,786 consists exclusively of 201,108,262 no-par-value bearer shares. The ordinary shares are bearer shares, and represent a nominal value of € 3.00. The shares confer equal rights. The company's shares can be traded in the form of American Depository Receipts (ADRs) in the USA. The ADRs are depository receipts re lating to Hypo Real Estate Holding shares which are issued by an American bank and which are held in trust in the securities deposit account of a German bank. The ADRs are exempted from the need to be registered with the American Securities and Exchange Commission (SEC) and are not listed on a stock exchange. One ADR corresponds to one share of the company. The holders of the ADRs are entitled to the voting rights for the shares represented by the ADRs.

There are no special rights; in particular, there are no special rights which confer control powers. Restrictions relating to the voting rights or the transfer of shares do not exist or, to the extent that they might result from agreements between shareholders, are not known to the Management Board.

The Management Board is currently not aware of participation in the capital in excess of 10 % of voting rights. All participation notifications in accordance with statutory regulations are disclosed on the homepage of the company (http://www.hyporealestate.com/795.html).

The participation in the capital of Hypo Real Estate Holding AG owned by employees of Hypo Real Estate Holding AG and the Group companies is such that the control rights are not generally directly exercised by the employees. The Irish trust responsible for handling the shares program of the DEPFA BANK plc presently still holds another 211,528 shares in the Hypo Real Estate Holding AG. The shares predominantly consist of already assigned but not yet non-lapsably acquired shares. With respect to the shares held by the trust, no voting rights are being exercised. Otherwise, the company is not in possession of any reliable information relating to shareholders and thus any private shareholdings of employees, because the shares of Hypo Real Estate Holding are bearer shares.

The members of the Management Board of the company are nominated and dismissed by the Supervisory Board in accordance with the stipulations of section 84 Aktiengesetz. The Articles of Incorporation of Hypo Real Estate Holding AG do not contain any stipulations which differ from those set out in the law.

Contrary to the fundamental legal ruling in section 179 (1) Aktiengesetz, section 17 (1) of the Articles of Incorporation specifies that the annual general meeting is empowered to adopt resolutions regarding changes to the Articles of Incorporation with a simple majority of the votes which are cast (unless a higher majority is specified by law). In those cases in which the law additionally prescribes a capital majority, a simple majority of the share capital represented at the point at which the resolution is adopted shall be sufficient (if this is legally permissible). Section 8 (4) of the Articles of Incorporation also empowers the Supervisory Board to adopt resolutions regarding changes to the Articles of Incorporation which relate only to the version. The provision in the Articles of Incorporation regarding a lower capital majority for changes to the Articles of Incorporation provides the company and the annual general meeting with a greater degree of flexibility, and is consistent with common practice according to stock corporation law.

No authorised capital exists at present. With the approval of the Supervisory Board, the Management Board increased the capital of the company by € 201,108,261 on the basis of the authorised capital of the Annual General Meeting of 4 June 2004. The capital increase became effective with entry in the commercial register on 2 October 2007. The Management Board and Supervisory Board will submit a proposal for new authorised capital to the Annual General Meeting on 27 May 2008.

The capital of the company comprises a contingent capital increase of € 40,221,651 in accordance with section 3 (3) of the Articles of Incorporation. On the basis of this authorisation in accordance with the Articles of Incorporation, Hypo Real Estate Finance B.V., Amsterdam, which is indirectly majority owned by the company, issued on 23 July 2007 a subordinate mandatory convertible bond for € 450 million due on 20 August 2008. The contingent capital will be exhausted with the mandatory conversion of the bond into shares of the company which is to be exercised 20 August 2008 the latest.

The Annual General Meeting of 23 May 2007 empowered the company to buy back up to 10 % of treasury shares and to exclude shareholder subscription rights with regard to some application purposes. The authorisation extends the company's scope of action and completes the financing options of the company. It is consistent with common practice.

There are no major agreements of the company which are subject to the condition of a change of control as a result of a takeover bid.

Such agreements or agreements involving compensation for the case of a takeover bid with Members of the Management Board or with employees exist only between the company and the Chairman of the Management Board. The change-of-control clause for the case of a majority of share capital being acquired by a new shareholder provides the Chairman of the Management Board of Hypo Real Estate Holding with a special right of terminating his employment agreement. Accordingly, he is authorised to lay down his office within six months of the takeover being completed, subject to a period of six months notice. In such a case, the severance payment entitlement shall be 50 % of the fixed emoluments which would have been payable between the premature termination of the employment agreement and the 60th birthday of the employee. After the 60th birthday, there is a claim for retirement benefit equivalent to 70 % of the contractual fixed emoluments.

The change-of-control clause was agreed upon with the Chairman of the Management Board in the course of the spin-off from the Hypo- und Vereinsbank. A clause of this type is now established in the market and was for this reason retained at the contract extension.

Steering concept As the parent company, Hypo Real Estate Holding AG's concept for steering the Group aims to enhance the value of the Hypo Real Estate Group. This value is enhanced if return on equity of a steering entity exceeds its equity costs sustainably.

The steering entities are the business segments "Commercial Real Estate", "Public Sector & Infrastructure Finance" and "Capital Markets & Asset Management".

In order to calculate return on equity, net income in accordance with IFRS is related to average equity (excl. AfS reserve and cash flow hedge reserve). The costs of capital constitute the calculatory costs for equity and define the marginal cost rate for existing and future risk taking. By comparing return on equity with equity costs, the profitability of new business and the existing portfolio is considered from the point of view of economic risk.

As an additional condition, with regard to equity steering, it is also necessary to take into account that the regulatory requirements and the requirements of the rating agencies regarding minimum capitalisation have to be satisfied. Productivity is measured in terms of the cost-income ratio. The cost-income ratio is the ratio of general administrative expenses and operating revenues, consisting of net interest income and similar income, net trading income, net income from investments, the result of hedging relationships and the balance of other operating income/expenses. Steering of the group is thus geared towards the profitability of the separate business segments, whose success is measured across all legal forms. The equity allocation – and scope of growth – can in this way be steered proactively into those business sectors which show a higher risk-earnings ratio.

In addition, non-financial performance indicators are very important in the Hypo Real Estate Group.

Compensation report

The compensation report follows the recommendations of the German Corporate Governance Code, and comprises the disclosures in compliance with German commercial law and the International Financial Reporting Standards (IFRS) as well as the Act Concerning the Disclosure of Management Board compensation (Gesetz über die Offenlegung der Vorstandsvergütungen – VorstOG). In the following, a detailed overview of the individual components of compensation of the Management Board and Supervisory Board is being provided. Moreover, individual information is being provided with respect to the compensation for each individual Member of the Management Board and the Supervisory Board during financial year 2007. Some members of the Management Board have service agreements with several Group companies. The figures which are disclosed reflect the total emoluments of the members of the Management Board during financial 2007. No separate compensation is paid for mandates on the Supervisory Board or Administrative Board which individual members of the Management Board hold within the Group. The compensation report comprises information which is part of the notes to the financial statements and the management report, and is an integral part of the certified consolidated financial statements. An additional presentation of the information explained in the following is therefore not provided in the notes to the financial statements or management report.

Management Board Principle The determination of the Management Board Members' compensation is aimed to ensure performance-linked renumeration, and adresses the international activities and the size of the company. At the same time, Group's economic and financial position is taken into consideration, as is a comparison of compensation paid to members of the management boards of other corresponding companies. The Nomination Committee of the Supervisory Board takes account of these criteria when deliberating the structure and size of the Management Board's compensation. The actual compensation is concluded in the plenary meeting of the Supervisory Board.

Components of compensation The service agreements concluded with the members of the Management Board result in the following compensation elements:

- Fixed compensation including benefits in kind;
- Variable bonus;
- Pension commitment.

Fixed compensation The fixed compensation is reviewed at regular intervals on the basis of an external market comparison, and is adjusted if necessary. There is no automatic adjustment. In addition, the company grants additional benefits to the Members of the Management Board within the common limits. These benefits comprise a company car, including all respective costs. As some of the Members of the Management Board are active on a cross-border-basis, the company also bears the costs of the individual tax returns. These additional benefits are provided inclusive of tax applicable to the corresponding non-cash benefit. The Company also pays the normal subsidies for health and nursing care insurance. In addition, the Company also pays the costs of a medical diagnostic examination every two years.

Variable bonus The variable compensation of the Management Board is defined by the Supervisory Board at its discretion, taking account of several factors. Before the beginning of a financial year, the Supervisory Board defines overall targets for the Management Board as well as individual targets for each member of the Management Board within the framework of the overall strategy. After the end of the financial year, the Supervisory Board makes a decision with regard to the extent of the bonus on the basis of an extensive discussion. The success of the Company as well as the personal performance of the member of the Management Board are assessed. The individual criteria in the personal assessment are: Strategic and quantitative success in meeting objectives, personal contribution and commitment as well as the exercising of entrepreneurial responsibility and team behaviour in the Management Board. As part of theoverall review, the Supervisory Board pays strict attention to the correlation between the success of the Company and personal achievement and thus the adequacy of the variable bonus. In deciding on the size of the special dividends for the fiscal year 2007, the supervisory board has in the first place taken into consideration the fact that the goals set in 2007 were reached and that considerable challenges were mastered. Secondly, the supervisory board has used the performance of the shares of Hypo Real Estate Holding in January 2008 and the dividend proposal as an opportunity accordingly to take this into account as well in determining the emoluments of management.

Consolidated remuneration paid to members of Hypo Real Estate Holding AG's Management Board

in € thousand	2007 Basic salary	2007 General expenses[1]	2007 Deferred compensation	2007 Profit-related compensation	2007 Total	2006 Total
Georg Funke, Chairman	800	83	–	1,000	1,883	3,082
Stephan Bub[2] (until 30.6.2007)	450	76	2,830	894	4,250	1,427
Cyrill Dunne[3] (from 9.10.2007)	120	32	229	900	1,281	–
Dr. Paul Eisele[4] (until 31.5.2007)	214	33	339	181	767	1,410
Dr. Markus Fell	450	55	–	450	955	1,520
Thomas Glynn[5] (from 1.2.2007)	341	156	48	750	1,296	–
Dr. Robert Grassinger (from 1.2.2007)	346	33	–	500	878	–
Bo Heide-Ottosen[6] (from 9.10.2007)	113	3	584	1,500	2,200	–
Frank Lamby	450	59	–	850	1,359	1,494
Bettina von Oesterreich[7] (from 1.2.2007)	346	207	–	450	1,003	–
Total[8]	**3,630**	**737**	**4,030**	**7,475**	**15,872**	**8,933**

[1] Enclosed in it are: in-kind benefits for the performance of additional services in the usual framework which are subject to taxation and – abroad – also to payments for social insurance

[2] Resignation from the chairmanship on 30 June 2007, conclusion of the service contract on 31 December 2007, termination payment in the amount of € 2.83 million in compensation for the contractual claims

[3] Compensation that was paid by the DEPFA BANK plc until the merger; in addition Cyril Dunne has received from the share-oriented compensation which exists at DEPFA in accordance with the deal terms 190,894 shares as well as a cash amount of € 1,290,080

[4] In keeping with the contract, transitional compensation during the first six months before the transition to retirement

[5] The in-kind benefits include in addition the expenditures in connection with the move from the USA to Germany; included under other compensation, school fees are shown on the books

[6] Compensation that was paid by the DEPFA BANK plc until the merger; in addition Bo Heide-Ottosen has received from the share-oriented compensation which exists at DEPFA in accordance with the deal terms 293,894 shares as well as a cash amount of € 1,998,480

[7] The in-kind benefits include moving costs and the payment of taxes on the monetary gain

[8] In addition there exist individual contractual commitments to providing retirement benefits in the amount of a percentage of the annual fixed compensation

Pension commitments to members of Hypo Real Estate Holding AG's Management Board	2007	
in € thousand	Provisions for pensions as of 31.12.	Additions to provisions for pensions
Georg Funke, Chairman	2,544	540
Stephan Bub (until 30.6.2007)	1,894	1,500
Cyrill Dunne (from 9.10.2007)	–	–
Dr. Paul Eisele[1] (until 31.5.2007)	2,936	–
Dr. Markus Fell	499	107
Thomas Glynn (from 1.2.2007)	95	95
Dr. Robert Grassinger[1] (from 1.2.2007)	414	56
Bo Heide-Ottosen (from 9.10.2007)	145	145
Frank Lamby	935	190
Bettina von Oesterreich (from 1.2.2007)	166	63
Total	**9,628**	**2,696**

[1] Due to service seniority at Hypo Real Estate Bank International AG pension entitlement is in the balance sheet of Hypo Real Estate Bank International AG

Pension commitments With the exception of Cyril Dunne, the members of the Management Board have individual commitments regarding pensions, namely after the member of the Management Board celebrates his/her 60th birthday in the event of occupational disability.

The Chairman of the Management Board additionally receives a retirement pension if the Company does not extend the agreement after the expiry of the period during which the Chairman was appointed, although he had stated that he is willing to continue the service relationship under the existing conditions or the Company prematurely terminates the agreement due to no fault of the Chairman of the Management Board or after his 60th birthday if the Chairman of the Management Board should have exercised his exceptional right of termination after a change of control.

If the Chairman of the Management Board draws a premature retirement pension, those income items which he receives as a result of exercising other professional activities, will be netted against the retirement pension until the member of the Management Board celebrates his 60th birthday, if such income generated elsewhere, including the retirement pension, exceeds the fixed compensation specified in the service agreement. If the Chairman of the Management Board, after the service agreement is terminated and before the Chairman of the Management Board celebrates his 60th birthday, becomes active directly or indirectly for a company which competes directly or indirectly with the Company, his entitlement to payment of the retirement pension shall be suspended for this period.

The following ruling is applies with regard to the extent of the retirement benefits of the members of the Management Board: A fixed percentage of 70 percent of the fixed compensation is applicable for the chairman of the Management Board. For those members of the Management Board who were first appointed to the Management Board before 1 January 2004, the retirement benefits are fixed at 50 % of the fixed compensation, and are increased by 1 % for each full year of service as a member of the Management Board, limited however to 60 %. For those members of the Management Board who were first appointed to the Management Board of Hypo Real Estate Holding AG after 1 January 2004, the basic amount is 30 % of the fixed compensation. For each full year of service as a member of the Management Board, the retirement benefits are increased by 1 %, limited however to 50 %. A waiting period has been agreed for the new members of the Management Board who were appointed in 2007. This is not applicable for the pension commitment of Dr. Grassinger, because he has already acquired non-lapsable pension entitlements at Hypo Real Estate Bank International AG.

Benefit entitlements from other activities are fully offset against the retirement benefits. There is no explicit ruling with regard to adjusting the pension benefits after retirement. Accordingly section 16 of the Company Pension Act

(Betriebsrentengesetz) is applicable; this means that an adjustment is performed every three years on the basis of the consumer price index every three years.

In the event of the death of a Member of the Management Board, his/her widow/widower receives 60 % of the retirement benefit entitlements of his/her deceased spouse. There are also half-orphan's respective orphans' benefits for the children of the deceased Member of the Management Board until their 21st birthday. If a chid is still receiving vocational training after celebrating his/her 21st birthday, the orphans' benefits are paid until the vocational training has been completed. However, such benefits will be terminated when the child celebrates his/her 25th birthday. As long as the surviving spouse receives according benefits, the total benefits of orphans who have lost one parent must not exceed 30 % of the retirement benefits of the parent who has died. Orphans who have lost both parents together receive up to 60 % of the retirement benefit of the deceased parent.

If the Member of the Management Board marries after retiring, any widow or widower and children arising from such marriage shall not have any entitlement to surviving-dependant benefits and orphans' benefits.

In addition, so-called deferred compensation agreements still exist with two members of the Management Board from the period before the spin-off from Bayerische Hypo- und Vereinsbank AG. These agreements comprise the conversion of parts of the compensation into pension benefits.

After Celebrating his 60th Birthday, Dr. Paul Eisele has requested the Supervisory Board to agree to early termination of his Management Board agreements with Hypo Real Estate Holding AG and Hypo Real Estate Bank International AG which are due to run until 20 September 2008 so that he can retire. No compensation has been paid for the remaining term. In accordance with his service agreement with Hypo Real Estate Bank International AG, Dr. Paul Eisele received transitional benefits equivalent to his fixed compensation as well as a proportionate variable bonus of € 181,250.00 for the first six months after retiring from the company. Starting 1 January 2008, Dr. Paul Eisele has been receiving an annual retirement pension of € 228,000.00.

Other regulations If the service agreement is terminated prematurely by the company without a compelling reason, the service agreements of the members of the Management Board contain a clause according to which they will receive a severance payment equivalent to one year's salary in addition to the contractual claim to fulfill the remaining term. This regulation is not applicable for the chairman of the Management Board who, in the event of the service agreement being prematurely terminated by the company, receives early retirement benefits. New Management Board agreements signed in 2007 specify a compensation payment which is limited to max. two annual compensation payments (severance payment cap).

Only the agreement of the chairman of the Management Board contains a change-of-control clause.

For the event of a majority of the share capital being taken over by a new shareholder, this change-of-control clause provides him with an exceptional right of terminating the service agreement. According to this clause, he is authorised to lay down his office within six months after the takeover is completed, subject to the provision of six months notice. In such a case, the severance payment claims amount to 50 % of the fixed emoluments which would have become payable between the point of premature termination of the service agreement and the 60th birthday of the chairman of the Management Board. After celebrating his 60th birthday, the chairman of the Management Board is entitled to a retirement pension equivalent to 70 % of the contractual fixed emoluments.

The service agreement of Stephan Bub was terminated as of 31 December 2007. A severance payment of € 2,850,000.00 was agreed with Stephan Bub as compensation for the remaining term and also in fulfilment of the severance payment in the amount of one year's total compensation as described above and also as settlement of all other claims.

In connection with the takeover of DEPFA, Cyril Dunne and Bo Heide-Ottosen joined the Management Board of Hypo Real Estate Holding AG with effect from 9 October 2007. When he joined DEPFA BANK plc in February 2007, as part of the participation programme of DEPFA BANK plc, Cyril Dunne received a commitment, to cover the event of a change of control, involving 20,000 shares of DEPFA BANK plc as well as an additional commitment for a deal bonus of 35,000 shares of DEPFA BANK plc for the successful completion of a company transaction. When exclamping the shares, for the total of 55,000 shares, he received a cash settlement of € 374,000 as well as 10,395 shares of Hypo Real Estate Holding AG. In addition, agreement has been reached with Cyril Dunne that he is not permitted to sell at least 50 % of the shares for at least one year, i.e. before October 2008. Overall, Cyril Dunne held 36,079 Hypo Real Estate Holding shares on 4 October 2007 (value on 4 October 2007: € 1,558,973; value on 31 December 2007: € 1,203,452). As part of the participation programme of DEPFA BANK plc, Bo Heide-Ottosen received 55,546 shares of Hypo Real Estate Holding AG on 4 October 2007 as part of the process of converting shares into Hypo Real Estate Holding AG shares (value on 4 October 2007: € 2,400,143; value on 31 December 2007; € 2,005,211). It has also been agreed with Cyril Dunne and Bo Heide-Ottosen that they are not permitted to sell at least 50 % of the shares for at least one year, i.e. before 1 October 2008. With the above exceptions, there are currently no compensation components with a long-term incentive for the members of the Management Board.

Supervisory Board The Supervisory Board receives compensation as defined in section 11 of the Articles of Association. Accordingly, the members of the Supervisory Board received annual basic compensation of € 70,000.00 in financial year 2007; the chairman of the Supervisory Board received a figure equivalent to two and a half times the basic compensation, and his deputy receives a figure equivalent to one and a half times the basic compensation. Compensation of € 10,000.00 is paid for serving on the Executive Board Committee, and compensation of € 20,000.00 is paid for serving on the Audit Committee. The chairman of a committee receives a figure equivalent to twice this compensation.

The company refunds travelling expenses, but fees for attending meetings are not paid. The company places an office and the support of a secretary at the disposal of the chairman of the Supervisory Board. In addition, he uses a company car with a chauffeur. Apart from the compensation detailed above and defined in the Articles of Association, the company has not granted any further compensation or benefits for personally provided services to the members of the Supervisory Board. The compensation of the members of the Supervisory Board resulting from the Articles of Associtition is printed for each individual in the following.

Consolidated remuneration paid to members of Hypo Real Estate Holding AG's Supervisory Board

in € thousand	2007					2006
	Basic compensation	Compensation for function in the Nomination Committee	Compensation for function in the Audit Committee	Value added tax	Total	Total[1]
Kurt F. Viermetz, Chairman	175	20	–	37	232	232
Dr. Frank Heintzeler	70	–	20	17	107	18
Antoine Jeancourt-Galignani	70	–	20	17	107	107
Dr. Pieter Korteweg	70	10	–	15	95	95
Robert H. Mundheim (until 31.1.2007)	6	1	–	1	8	95
Prof. Dr. Klaus Pohle	105	10	40	29	184	185
Thomas Quinn (from 31.5.2007)	47	–	–	9	56	–
Total	**543**	**41**	**80**	**125**	**789**	**836**

[1] The total amount includes the compensation for Dr. Ferdinand Graf von Ballestrem.

Sustainability

Sustaintability Hypo Real Estate Group focuses on business success, growth and innovation. However, entrepreneurial action also involves assuming responsibility for enhance and preserve a sustainable environment in which life is worth living.

Corporate culture A major component in this respect is the enhancement of an open corporate culture which is willing to accept changes, and which, in addition to its economic focus, also considers non-financial factors. The general credit policy of the Hypo Real Estate Group for instance also includes ethical principles for extending loans, which are also consistent with the Code of Conduct applicable for all employees.

A further part of this corporate culture is consideration of enhancing and preserving an environment in which life is worth living. Accordingly, manufacturers and suppliers have to comply with the defined environmental protection requirements and must be appropriately certified. Internally, it is taken account of this requirement for instance by way of procedures which reduce the amount of paper consumption or the procurement of modern energy-saving equipment. Hypo Real Estate Group also participated in the 2007 report of the "Carbon Disclosure" project, and thus supports commitment of the German investment industry for climate protection.

Social commitment The Hypo Real Estate Group exercises its social responsibility in the form of sponsoring, donations and via its foundations. The main activities comprise the involvement of DEPFA in the non-government organisation "Concern". This organisation was originally founded in 1968 as an aid organisation for the Biafra crisis, and has set itself the aim of, apart direct improvement of living conditions, enabling people in the poorest countries of the world to survive without external assistance on a sustained basis.

The DEPFA's commitment for Concern comprises financial aid as well as direct interaction. Together with Concern projects, which are particularly suitable for this type of cooperation, were identified. This for instance includes providing aid to the Kampuchian micro-finance institution AMK (Angkor Mikroheranhvatho Kampuchea), whose main task is to supply the rural population with micro-loans in order to permit economic activity and thus independence. Another example is the support provided to an education project of Concern in Mozambique. The financial aid of the bank enables schools to be built in remote areas of the country, whereas the public sector in return provides a commitment to maintain and repair the new schools. It is intended to provide a contribution to sustainable development in Mozambique and to provide young people in the third world with perspectives for their future life by way of eduation opportunities. The DEPFA engagement will be sustained by the new Group.

The Hypo Real Estate Group also directly supports the childrens' hospice St. Nikolaus in Bad Groenenbach in the Allgäu region.

The Group also maintains two foundations. The Hypo Real Estate Foundation supports concept, exhibitions and competitions. In particular, with its widely recognised architecture award for exemplary commercial buildings, the foundation has made a name for itself throughout Germany. The Foundation for Arts and Science of Hypo Real Estate Bank International (formerly: Foundation of Württembergische Hypothekenbank), focusing on Baden Wuerttemberg, promotes intellectual and artistic work particularly in the fields of literature, painting, sculpture, music, the theatre, architecture/design, national and local customs. The foundation also provides scholarships and prizes.

Sustainability indices The efforts of the Hypo Real Estate Group with regard to sustainable management have also been recognised by the repeated confirmation of membership in the sustainability indices FTSE 4 Good and the ethical index Euro.

Development in Earnings

The result of Hypo Real Estate Holding AG as a financial holding company is mainly determined by the revenues generated by investments and the costs of operations.

Hypo Real Estate Holding AG has reported a net income of € 475,219 thousands in the financial year 2007 (previous year: € 386,952 thousands). This figures mainly comprises the distributions of the two subsidiaries Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG of € 462,435 thousands and € 40,395 thousands respectively. The DEPFA Deutsche Pfandbriefbank AG, which was acquired at the end of 2007 contributed € 120,600 thousands to the overall result.

The profit transfer of € 462,435 thousands was recognised as part of the profit and loss transfer agreement with Hypo Real Estate Bank International AG. The increase of € 179,154 thousands compared to the previous year figure is attributable to the € 185,100 thousands book generated by the sale of the Hypo Public Finance Bank, Dublin to DEPFA BANK plc, Dublin.

The simultaneous capitalisation of the dividend claim against DEPFA Deutsche Pfandbriefbank AG and Hypo Real Estate Bank AG subsidiaries has resulted in income from investments of € 160,995 thousands. The dividend of € 40,395 thousands from Hypo Real Estate Bank AG is paid out of the cumulative profit of the Company for commercial law purposes. The decline compared with last year's dividend of € 128,699 thousands was caused by the subsidiary's losses due to the revaluation of investments in Collateral Debt Obligations (CDO) following the credit crunch in international financial markets resulting from the sub prime crisis. This was partly offset by sales from the retail portfolio and resulting profits.

The DEPFA Deutsche Pfandbriefbank AG dividend of € 120,600 thousands includes the dissolution of retained earnings of € 84,000 thousands as well as the cumulative profit of the Company for commercial law purposes for 2007 to which the new shareholder is contractually entitled.

Other operating income of the financial year under review (€ 3,563 thousands) contains income from cost recharges to affiliated companies. The previous year figure of € 64,302 thousands contains € 60,591 thousands income arising from the buyback of own shares by Hypo Real Estate Bank International AG.

The revenues from investments are opposed by current expenses incurred in connection with the management and administration of these investments.

Personnel expenses in the year under review amount to € 26,932 thousands after € 17,418 thousands in the previous year. The increase in personnel expenses is due to the fact that certain functions which were reduplicated in the Group have been pooled in the financial holding company as a Group function and thus the average number of employees has accordingly decreased from 76 in the previous to 99 in the year under review. In addition three new members were appointed to the Management Board of the Holding Company at the start of the financial year 2008 and two further members came from the DEPFA BANK plc in the last quarter of 2007. The increase in personnel expenses contains € 1,569 thousands arising from the extended board.

The depreciation on intangible assets as part of the fixed assets and property amount to € 5,721 thousands compared with € 1,165 in the previous year and contain an unscheduled write-off of € 5,310 thousands on software licenses acquired in 2006 but which have insufficient applications in the future. This depreciation is split into € 2,160 thousands for purchase cost of the software licenses and € 3,150 thousands for software customization.

Other operating expenses amount to € 52,278 thousands, up from € 18,373 thousands in the previous year. The sum contains costs of € 26,713 thousands in relation to the acquisition of the DEPFA BANK plc in the financial year 2007. These are basically the costs of increasing capital in and acquiring DEPFA BANK plc, that are not contained under interest incurred, as well the cost of integrating DEPFA into the Hypo Real Estate Group. Other operating costs include accounting losses of € 5,693 thousands from the buy back of own shares by the Hypo Real Estate Bank International AG.

Other operating expenses also include insurances, contributions and charges as well as consultancy and auditing fees.

Income from investments and from loans to affiliated companies contain dividends of € 1,960 thousands received from the shareholding in Babcock & Brown Ltd. acquired in 2006.

Income from loans to affiliated companies amount to € 3,651 thousands (€ 550 thousands in the previous year) and referred to loans of € 90,000 thousands against Hypo Real Estate Bank International AG at the end of 2006. Other interest and similar income of € 5,483 thousands (€ 175 thousands in the previous year) mainly result from call money, time deposits and demand deposits with affiliated companies. Interest and other expenses of € 53,497 thousands (previous year: € 18,364 thousands) have accrued to the extent of € 36,576 thousands (previous year: € 2,064 thousands) vis à vis other companies. These arise basically from the interest accrued in refinancing the acquisition of the shares in DEPFA BANK plc (€ 29,110 thousands). Interest of € 10,079 thousands (previous year: € 7,634 thousands) was also incurred by a "Schuldscheinharlehen" (non-bonded loan). Further interest of € 6,725 thousands (previous year: € 6,725 thousands) was incurred as a result of profit participation rights. The profit participation certificates will be repaid on 28 May 2008.

The result from ordinary operations thus amounts to € 499,659 thousands (previous year: € 421,687 thousands).

Taxes on income and profit, depending on the pre-tax profits, amount to € 24,441 thousands after € 35,735 thousands in the previous year. It has to be taken into account that for the purposes of calculating taxable profits, dividend income is only recognised in the year they are physically paid while the German Code of Commercial Law (HGB) foresees recognition in the same reporting period.

Development in assets and the financial position

The total assets of the Hypo Real Estate Holding amount to € 11,245,030 thousands on 31 December 2007, an increase of € 6,272,464 thousands compared to the previous year figure.

The book value of intangible assets decreased by € 3,104 thousands to € 22 thousands due to unscheduled write-offs. Shares in affiliated companies increased by € 6,052,501 thousands in the financial year. With effect from 2 October 2007 all remaining DEPFA BANK plc (Dublin) shares were acquired at a price of € 5,240,177 thousands, based on the Hypo Real Estate Holding AG closing share price (XETRA) on the 1 October 2007. The purchase price is split into a cash figure of € 2,400,000 thousands and shares to the value of € 2,822,219 thousands (based closing share prices of 1 October 2007). The transaction costs of the acquisition were € 17,968 thousands. On 31 December 2007 the book value of the shareholding had increased by a capital payment of € 200,000 thousands to € 5,440,177 thousands. With effect from 31 December 2007 all shares in the DEPFA Deutsche Pfandbriefbank AG, Eschborn were acquired for € 1,218,000 thousands. In the course of 2007 the book value of Hypo Real Estate Bank International AG increased by a capital entry of € 100,000 thousands. At the end of the year, 12.7 million equity shares were sold for € 705,693 thousands to the company. The book value at the end of the financial year was € 1,994,591 thousands (previous year: € 2,600,284 thousands). During 2007 a new subsidiary, Hypo Real Estate Finance B.V., Amsterdam, was established. The book value of the shareholding is € 18 thousands.

The receivables in relation to affiliated companies increased by € 215,684 thousands to € 628,642 thousands. This is mainly attributable to the recognition of dividends from subsidiaries in the same accounting period and the higher level of receivables from the profit transfer agreement with the Hypo Real Estate Bank International AG.

The financial and capital structure of the Hypo Real Estate Holding AG remains strong. Liabilities amount to € 3,518,336 thousands (previous year: € 338,117 thousands) with € 3,308,336 thousands (previous year: € 125,881 thousands) mainly in respect of affiliated companies. These are almost entirely borrowings which arose in the context of the acquisition of shares in DEPFA BANK plc and DEPFA Deutsche Pfandbriefbank AG. The interest rates are between 4.3 % and 5.6 %.

Provisions at the end of the period were € 35,569 thousands, down from € 39.596 thousands in 2006. Tax provisions of € 3,154 thousands (previous year: € 24,466 thousands) affect company profits as do the profits of the Hypo Real Estate Bank International AG as both companies are considered one entity for tax purposes. The figure for provisions was reduced due to advance payments for 2007 and earlier years. The increase in other provisions from € 6,163 thousands to € 22,366 thousands is mainly attributable to provisions from employment contracts and contracts with executive bodies, which rose from € 9,058 thousands to € 12,450 thousands.

Pension provisions rose from € 3,086 thousands to € 10,048 thousands generally as a result of new or amended commitments. Declared shareholders' equity amounted to € 7,691,182 thousands on 31 December 2007. Subscribed capital increased by € 201,108 thousands to € 603,325 thousands with an increase in share capital for a non-cash contribution. The paid-in capital went from € 2,621,111 thousands to € 5,939,990 thousands. Profit-sharing rights outstanding included in this figure amounted to € 97,124 thousands. The participating certificates were valid until 31 December 2007. The participating certificates will be repaid on 28 May 2008. Shareholder's equity of € 7,594,059 thousands (adjusted by profit-sharing rights outstanding) comprises the allocation to retained earnings of € 235,000 and a cumulative profit of € 240,743 thousands. At the Hypo Real Estate Holding AG shareholders meeting on 27 May 2008 there will be a proposal to issue a dividend of € 0.50 per share. After issuing the dividend of € 100,554 thousands, a further € 140,000 thousands will be used to strengthen the Group's equity base by increasing the retained earnings. The remaining € 189 thousands will be carried forward to the new account.

Summary

The financial results of the Hypo Real Estate Holding AG in the 2007 financial year were influenced by a number of special factors. Turmoil in the financial markets negatively influenced the Hypo Real Estate Bank AG subsidiary with write-offs for the CDO Portfolio. In addition the results for the Hypo Real Estate Holding AG were negatively affected by the one-off costs associated with the takeover and integration of DEPFA. On the other hand the profits made by the Hypo Real Estate Bank AG with its Retail Portfolio and the earnings made by the Hypo Real Estate Bank International AG through the sale of the Hypo Public Finance Bank boosted the overall results. Results for the Hypo Real Estate Holding AG were positively influenced by liquidating the profit provisions with DEPFA Deutsche Pfandbriefbank AG. However even without considering these exceptional factors, the Hypo Real Estate Holding AG met the projections set at the start of the year.

Events after 31 December 2007

On 31 January 2008, Hypo Real Estate Holding AG received notification of legal action taken by a shareholder who is enforcing claims for damages in connection with the ad-hoc release of 15 January 2008. The Company is assuming that the legal action does not have any prospects of success.

The proposal for paying a dividend of € 0.50 per share will be submitted to the Annual General Meeting of Hypo Real Estate Holding AG on 27 May 2008.

Apart from the above, there have been no reportable events after 31 December 2007.

The prudent taking of risk and the managing of risk to maximise returns is the essence of our business. This requires a risk framework including a risk strategy, a risk governance infrastructure (including risk policies, processes and procedures), the identification and measurement of all material risk types, on-going risk monitoring and a comprehensive limit framework. For such activities, Hypo Real Estate Group emphasises the essential importance of a strong and independent Risk Management function through a comprehensive and integrated Group Risk Management organisation.

Due to the merger with DEPFA in 2007 data of previous year (e.g. pro forma values) are only meaningful to a limited extent and is listed for relevant parts.

The risk report contains information which has to be disclosed inter alia in accordance with IFRS 7.

Risk management organisation and governance

Organisation and control of the risk function within the company: Group Management Board, committees, organisational chart

The Group Management Board is the decision making body for all strategic and operational decisions. With regard to risk management, it is responsible for:

- Ensuring the proper organisation of business as well as the proper management and monitoring of risks;
- Defining, communicating and reviewing business and risk strategies (based on the Group's risk bearing capacity), setting the framework for all entities in Hypo Real Estate Group;
- Approving Credit Authority guidelines setting the frame for every decision required along the credit process chain. Based on the Credit Authority guideline, individual authorities are assigned as personal credit authorities according to individual qualification, experience and training;
- Deciding on strategies concerning market and liquidity risk as well as performance developments in Capital Markets, Treasury, refinancing business and asset liability management. It acts as point of escalation in combination with Group Asset and Liability Committee (ALCO).

The Supervisory Boards both of Holding as well as legal entities of Hypo Real Estate Group regularly review the strategies and the risk profile of the Group with its subsidiaries.

The Group Risk Management Committee (RMC) meets monthly, is chaired by the Chief Risk Officer and consists of the Chief Financial Officer and the Heads of Group Risk Management Operating Office, Group Risk Control and Group Finance. The main purpose of the Committee is to:

- Evaluate the Group's risk position on a regular basis, including regularly approving the ICAAP calculation;
- Discuss/advise the Group Management Board, in particular on, but not limited to the following items:
  - Group's overall risk exposure;
  - Group's credit risk exposure (incl. country risk);
  - Group's divisional credit portfolios in the context of market developments;
  - Group's credit portfolio management;
  - Group's market risk exposure;
  - Group's short term liquidity situation;
  - Group's operational and other risks exposure;
  - Limitation of overall risks, especially credit and market risks;
  - Implementation of a consistent risk measurement methodology and an effective risk monitoring/reporting framework within the Group;
  - Introduction of new products, new business units and/or new markets;
  - Discussion of Group-wide applicable policies and processes relevant for risk management.

The Group Asset and Liability Committee (ALCO) meets monthly, is chaired by the Chief Financial Officer and consists of the Chief Risk Officer, the Board Members of relevant business segments, Heads of Group Finance, Group Risk Control, and the managers in charge of treasury and funding entities of the Group. The main purpose of the Committee is to optimise the asset/liability mix of the Group, to manage the market and liquidity risk as well as:

- Market and liquidity risks of Hypo Real Estate Group;
- Treasury & trading Performance;
- Asset & Liability management and funding strategies;
- Set-up and management of model books (equity, prepayments, etc.);
- Management of the Group's foreign exchange position;
- Introduction of new product groups, new business units and/or markets;
- Discussion of Group-wide policies and procedures with respect to Asset & Liability Management topics;
- Documentation and communication of relevant topics.

The organisational structure of the Group Risk Management and its Board level committees are shown in the following figure. Risk Management's organisation is aligned to the business segments.

Risk management organisation and governance


Hypo Real Estate Holding Supervisory Board
Audit Committee
Hypo Real Estate Holding Management Board (CEO, CFO, CRO ...)
Risk Management Committee
Asset and Liability Committee
Chief Risk Officer
Credit Risk Management Commercial Real Estate
Credit Risk Management Public Sector & Infrastructure Finance
Credit Risk Management Capital Markets & Asset Management
Market Risk Management
Group Operational Risk
Group Risk Management Operating Office
Group Risk Control

The objectives of the Group Risk Management organisation are to:

- Review all credit portfolio and market risk limits with regard to the Group's risk appetite;
- Identify and reduce concentration risks;
- Identify and eliminate value destroyers in the Group's portfolio;
- Review the Group's risk models regarding validity;
- Review processes regarding transparency, accountability, integrity and consistency.

Type of risks encountered

Central to the Group's execution of its business strategy is considered risk taking according to the Group's risk appetite, within defined limits. The main risks faced by the Group are:

- Credit risk,
- Market risk,
- Liquidity risk,
- Operational risk.

Credit risk is the Group's core risk based on the Hypo Real Estate Group's business model. This is also reflected by the distribution of the economic capital of approx. € 4.9 billion where Credit Risk accounts for 72 % as of 31.12.2007. Credit-, Market-, Liquidity- and Operational risk are discussed in more detail in subsequent sections.

Description of general risk strategies and policies

The Group Management Board and the Group Risk Management Committee set out the Group's overall risk strategy, policies and limits.

Hypo Real Estate Group's strategy is based on sustainable profitable growth with a stable and balanced business mix combined with strong diversification by business activities, geographies as well as funding. The risk strategy is characterised by:

- Comprehensive risk identification and measurement of all material risk types inherent in the Group's business;
- Prudent risk limitation in accordance with the Group's risk appetite and risk bearing capability;
- Timely risk monitoring and management both on single business level and portfolio level to optimise risk return ratios and maintain a prudent and highly diversified risk profile.

The Group General Credit Policy is adopted by the Group Management Board and is binding for the entire Group. It defines the essential credit principles and the core elements of the credit process.

The Group Management Board, the Group Risk Management Committee and the Group ALCO set the overall limit for the Group's Market Risk Exposure. Limits are then allocated within that exposure for the business lines of the Group. These limits are based on the strategic direction of the Group and the risk bearing capability.

Risk reporting

The regular Board-level risk reports are the daily Market & Liquidity Risk Report, the monthly Risk Management Committee Report and the quarterly Group Risk Report. These reports give the Management Board a comprehensive overview of the risks by risk type and legal operating unit and include detailed information, e.g. current hot spots.

Besides these executive risk reports, the management of the Group's risks is supported by a series of regular as well as ad hoc reports.

Integration of risk management of Hypo Real Estate and DEPFA

With change of control, DEPFA's risk functions were immediately integrated in the overall risk steering of Hypo Real Estate Group. Daily market risk reports and credit committee activity are integrated. In addition, the opportunity was used to select the best risk management policies, procedures, methodologies, and processes of DEPFA and Hypo Real Estate.

The Hypo Real Estate Group is in the process to fully harmonise policies and procedures, and has defined the following key milestones:

1. *Organisation and top-level governance:* completed. Shortly after change of control, organisational structure, top positions as well as governance committees have been decided and implemented. This included interalia the Credit Committees in the banks and the Risk Management Committee.
2. *Business and risk strategy:* will be reviewed by the beginning of 2008. The Group is currently reviewing a combined business and risk strategy covering all relevant risk types and segments of the Group. Already in 2007 the Group has taken strategic decisions to reduce its risk taking in respect of financial risks (market risk in trading books) and concentrate on its core risk taking competencies of commercial real estate, infrastructure finance and public sector lending.
3. *Group-wide risk policies:* Q2 2008. Overall risk policies have already been harmonised in 2007 taking the best elements of DEPFA and stand alone Hypo Real Estate. Final updates will be done in Q2 2008.
4. *Unified risk reporting:* completed. A combined daily market and liquidity risk report was in effect since the first day after change of control in 2007. In addition the Group has developed a unified suite of risk reports based on aggregated portfolio data for year-end 2007 figures.
5. *Harmonisation of risk-based pricing tool:* Q3 2008. By the end of the third quarter 2008, the credit risk pricing tool will be harmonised between the former DEPFA and Hypo Real Estate areas of business.
6. *Harmonisation of process manuals:* Q3 2008. The consolidation of the various risk procedures will be finished by the end of the third quarter 2008.
7. *Group-wide economic capital management:* Q4 2008. Both Hypo Real Estate and DEPFA had their own business specific version of economic capital, which have been combined as part of the integration. In 2008 the methodologies are being further merged using the expertise of both businesses.

In areas where integration work is not yet complete, the individual banks are being run in line with their existing policies, procedures and tools, which have all been approved by the relevant regulators.

Credit risk

Definition and risk policy

Credit risk is risk of impairment and partial or total loss of a receivable due to delinquency or deterioration in credit quality of a counterpart. Counterparty risk, country risk, collateral risk, settlement risk and issuer risk are also included in credit risk.

- Counterparty risk includes the possible loss of value affecting interest rate and foreign currency derivatives and forward transactions. In addition issuer risk is monitored closely on a frequent basis.
- Country risk is regarded as equivalent to transfer and conversion risk (defined as the risk that a government will take – sovereign – measures aimed at limiting capital transfers and currency conversion) and to sovereign risk (defined as the risk that a government/country itself gets into default).
- Collateral risk is the risk of potential losses of value of collateral due to reasons related to the financed assets and/or the market environment.
- Settlement risk is the risk that the Group will deliver a sold asset or a payment to a counterparty and will not receive the purchased asset or payment as expected.
- Issuer risk is the risk of partial or total loss of a receivables such as promissory notes and debt securities due to delinquency of an issuer.

Hypo Real Estate Group has defined following credit principles:

- Consistent standards apply globally;
- Every credit decision must be approved in accordance with the four eye principle: two eyes from the business line sponsor and two from the independent Credit Risk Management Department;
- Credit authorities can be assigned as personal credit authorities according to individual qualification, experience and training;
- Credit limits are consolidated, approved and monitored on Hypo Real Estate Group wide basis (§ 19.2 KWG)
- Credit decisions are based on (amongst others) Basel II tools and methodologies (e.g. probability of default, loss given default, expected loss);
- New business can only be approved after the default data base of the appropriate Hypo Real Estate Group member was checked, in order to make sure that the borrower/counterpart is not defaulted at another bank of Hypo Real Estate Group;
- Hypo Real Estate Group has defined strict criteria which define whether a loan must undergo intensified management/monitoring;
- Before entering into transactions with new products or transaction types, in new regions a New Product Process (NPP) must be developed and recorded in written form;
- Any credit policy required by local regulators must be in line with these general principles.

Credit portfolio management Credit portfolio management is particularly important within the framework of credit risk management. The aim of credit portfolio management is threefold:

1. To reduce the amount and volatility of credit risk costs in line with the overall business strategy of the Group.
2. To increase the Group's ability to bear risk by way of suitable portfolio measures.
3. To diversify the Group's risk and earnings parameters.

The process of tracking this aim is supported by the following tools:

- Continuous portfolio and market analysis;
- Systematic increasing or decreasing of sub-portfolios in line with risk strategy by way of appropriate new business or adjustment of conditions with risk-adequate margins;
- Risk transfer by way of partial portfolio sales, securitisation measures and syndications;
- Central Group-wide monitoring of cluster risks as well as specific risk concentrations by special regular evaluations;
- Evaluation of Credit Risk VaR on portfolio level.

To evaluate the Credit Risk VaR Hypo Real Estate Group employs a credit portfolio model, quantifying the impact of a potential deterioration of the credit quality as well as the impact of a change of risk premiums (credit spreads). The degree of creditworthiness of debtors is modelled by a rating index, containing systematic (indicated by two macro-economic factors) and non-systematic components. The results of the portfolio model are – amongst others – basis of the internal analysis of Group's risk-bearing capacity.

Organisation of credit risk function

Within the Group Risk Management Organisation, credit risk management is carried out in four departments, which are aligned with the business segments. Central Credit Risk Management is carried out in Munich; however, a key element of the Group's credit analysis is the decentralised location of credit professionals in local markets to bring an understanding of local market conditions to the credit risk process.

- *CRM Commercial Real Estate Germany, Europe & Asia:* This unit covers new business credit risk analysis and credit portfolio management for Europe and Asia. Therefore, credit risk professionals who are part of this unit are located in Munich, Stuttgart, London, Paris, Milan, Madrid, Stockholm and Tokyo. In addition, the area responsible for problem credits is part of this unit as well as the secretaries to the credit committees of Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG.
- *CRM Commercial Real Estate Americas:* This unit is responsible for both new business and portfolio management for exposures in the Americas and team members are located in New York.
- *CRM Capital Markets & Asset Management:* This area is responsible for credit risk decisions in the context of Capital Markets activities including structured products. Risk Management staff is located in Munich, New York, London, Dublin and Dortmund.
- *CRM Public Sector & Infrastructure Finance:* This unit is responsible for credit risk management for public sector and infrastructure finance. This unit also includes the secretary to the DEPFA credit committees. The team is located in Munich, Dublin and London.

Credit Committees

The Credit Committees are the standard platform for granting credit approval. Each legal entity being in the credit business has its own credit committee. Each credit committee consist of members of the business line and members of Credit Risk Management. Credit Risk Management's vote can not be overruled. Through Group Risk Management's participation in each of these committees consistency is ensured across the Group.

Rating system and counterparties

The former Hypo Real Estate Group has applied for regulatory approval for IRB Advanced approach to calculate capital requirements according to Basel II in 2008. The implementation of IRB Advanced requirements for the whole Group has been discussed with the regulator and a respective project has been started.

Credit exposure

The Group credit exposure as of 31 December 2007 totalled € 408 billion on an exposure at default basis. The term EaD considers those pro-rata interest that can be delayed before the default of a customer is recognized (at last 90 days of delay) as well as the irrevocable loan agreements that a customer is able to draw down despite of a considerable decrease in his rating. Regarding derivatives, the EaD is calculated as the sum of the current market value and the regulatory add-on that describes a buffer for potential future increases of market value.

Besides asset collateral for the real estate and the infrastructure finance, financial collaterals and guarantees are accepted for risk mitigation (e.g. guarantees, bonds, etc.). The estimated market value of all collaterals in the business segment Commercial Real Estate amounts to approx. € 81 billion.

Overview of Group credit portfolio: € 408 billion The chart below shows the breakdown of credit EaD between the banking and the trading books. The trading books account for a small portion of the Group's activity (5 %), the majority is banking book.

Group portfolio:
Split of books

as of 31.12.2007


Trading book 5 %
Banking book 95 %

The credit portfolio is divided into the following books: Public Sector & Infrastructure Finance, Commercial Real Estate CRE, Financial Institutions CRE, Capital Markets & Asset Management and Corporate Center. The portfolio is dominated by the Public Sector & Infrastructure Finance segment which accounts for 62 %.

The Corporate Center exposure contains assets of € 13.3 billion entered by DEPFA in the context of interest rate positioning. With the exception of a minor position, the interest rate position has been micro hedged. With € 7 billion it is mainly related to loans and receivables (Schuldscheindarlehen). The remainder is highly rated sovereign, sub sovereign and financial institutions exposure. Furthermore the Corporate Center book contains structured products in bank book (see below) as well as a small real estate portfolio stemming from pre-DEPFA spin off which is bank guaranteed.

Group portfolio:
Breakdown of credit portfolio by business segment

as of 31.12.2007


Corporate Center 5 %
Capital Markets & Asset Management 9 %
CRE Financial Institutions 9 %
Public Finance & Infrastructure Finance 62 %
Commercial Real Estate 15 %

The figure below shows the exposure broken down by region. More than 60 % of the exposure at default is concentrated in Western Europe. Germany alone represents more than one fourth of the total exposure. Most of the assets, especially in Commercial Real Estate, are actually located in Germany and neighbouring countries.

Group portfolio:
Geographical breakdown

as of 31.12.2007


Germany 27 %
Japan 3 %
France 5 %
Great Britain 8 %
Italy 9 %
Other Western Europe 13 %
USA 18 %
Others 17 %

The distribution of the entire country risk of the Hypo Real Estate Group according to internal rating classes as of 31 December 2007 shows that the exposure of the Group to countries with a rating BBB+ or worse is only 3 % while the major exposure (84 %) accounts for AAA to AA– rated countries. As a result of the internal rating process maximum limits have been assigned to each country/group of countries within certain rating corridors. All country ratings and country limits are subject to at least an annual assessment by the Group Risk Management Committee.

Group portfolio: Country risk by ratings

as of 31.12.2007


BBB and lower 3 %
A+ to A– 13 %
AAA 63 %
AA+ to AA– 21 %

Public Sector & Infrastructure Finance sub-portfolio € 251 billion The Public Sector & Infrastructure Finance portfolio is highly diversified in over 50 countries and is dominated by Western Europe assets with more than two thirds, followed by USA (20 %). The US credit portfolio share consists predominantly of US municipalities with sound rating profile.

Public Sector & Infrastructure Finance: Geographical breakdown

as of 31.12.2007


Spain 3 %
Other Western Europe 23 %
France 5 %
Great Britain 7 %
Others 11 %
USA 20 %
Italy 13 %
Germany 18 %

Counterparties in the Public Sector & Infrastructure Finance portfolio are dominated by Public entities, which are tax-backed. Public entities represent 75 % and comprise of Public Sector Enterprises (32 %), Sovereigns (25 %) and Local Authorities (18 %).

Public Sector & Infrastructure Finance: Breakdown by counterparty

as of 31.12.2007


Project finance 5 %
Government related institutions 6 %
Financial institutions 8 %
Public entities 81 %

As part of the DEPFA business model a smaller share of the exposure includes credit enhancement based monoline exposure, which accounts for 8 % of the portfolio. The underlying issuer type consists of 49 % public entities (e.g. US municipalities), 34 % of government related institutions and 17 % project finance. The risk profile of the underlyings is comfortable due to the public sector character.

Liquidity support facilities account for 7 % of the Public Sector credit portfolio. The majority of these facilities are standby bond purchase agreements. All of the underlying issuers are public sector entities. 93 % of the underlying portfolio is investment grade (average underlying rating AA2).

Commercial Real Estate sub-portfolio breakdown: € 63 billion
The regional breakdown by region for the Commercial Real Estate portfolio (€ 63 billion EaD) shows diversification in 36 countries combined with a strong position in Western Europe. Overall closed commitments amount to € 72 billion.

The German share was supported by strong new business in 2007 and is partly offset by the sale of non-strategic assets (small residential loans) of approx. € 4 billion.

Commercial Real Estate: Geographical breakdown

as of 31.12.2007


Italy 1 %
Japan 3 %
France 7 %
USA 7 %
Germany 49 %
Others 10 %
Great Britain 11 %
Other Western Europe 12 %

Office and Residential (mainly portfolio transactions) account for nearly two third of Commercial Real Estate's exposure. Other types of properties apart from Retail (21 %) represent less than 5 %–6 % of exposure each. New business 2007 was dominated by the property type "office" as a stable segment with lower probability of default. In addition the portfolio is dominated by investment loans which represent almost 80 % of the portfolio.

Another € 36 billion relates to Financial Institutions exposure as part of Commercial Real Estate.

Commercial Real Estate: Breakdown by type of property

as of 31.12.2007


Distribution/ Logistics 5 %
Hotel/Leisure 5 %
Others 6 %
Office 35 %
Retail 21 %
Residential 28 %

The risk policy of Hypo Real Estate Group focuses on conservative loan to value ratios in the Commercial Real Estate segment. The majority of the CRE loans have a loan to value below 75 %. LTV ratios are closely monitored by Credit Risk Management together with other market standard covenants (e.g. ISC).

Capital Markets & Asset Management sub-portfolio breakdown: € 18 billion The Capital Markets & Asset Management portfolio combines the major part of the trading book activities of the Group. In early 2007 the Hypo Group Management decided to reduce the trading activities of Hypo Public Finance Bank substantially. This included the closure of warehouses for structured investments. A substantial part of the trading book activities are earmarked as legacy and to a large extent have been hedged or closed in the second half of 2007.

The overall Capital Markets & Asset Management portfolio consists largely of AAA–A rated counterparties. The majority is represented by public entities/GRI and financial institutions accounting for 56%. ABS (13%) contains student loans and AAA CMBS loans in the trading book which are mostly hedged. Hypo Real Estate Group continues to focus on reducing market risk of the books which requires dedicated attention in the current market turmoil.

Capital Markets & Asset Management: Breakdown by counterparty

as of 31.12.2007


ABS 13%
Corporates 14%
Sovereigns / Agencies 56%
Financial institutions 17%

Alternative credit business in Bank Books: book value € 5.2 billion Within the scope of its alternative credit business the Hypo Real Estate Group had invested in securities where the underlying credit risk was linked to the real estate sector ("Real Estate Linked Investments" like CMBS or RMBS) or linked to corporate risks or a mix of both ("Credit Linked Investments" like CDO, CLO and CSO). Both types of investments are now mostly earmarked as legacy portfolio in Corporate Center. The strategy of Hypo Real Estate Group does not allow any new investments in Credit Linked Investments, which account for less than half of this legacy portfolio with € 1.9 billion. Similar to the Credit Linked Investments in Corporate Center also a dominant share of the Real Estate Linked Investments, which amount to € 3.3 billion, are comprised of investments acquired prior to the Group's spin-off in 2003. Approx. 75% of these are European assets. The financial assets are classified either as "loans and receivables" or as "available for sale".

According to the rules of IAS 39.10 embedded derivatives have been separated from securities and valued at market prices. The separated, embedded derivatives are reported in line with the underlying transaction and valued in relation to the income statement. In the business year 2007, these derivatives lost € 198 million of their value.

Market values are calculated by Group Risk Control according to the valuation hierarchy of IAS 39. Call date-relevant transaction- and market prices are used. When these are not available, recognised valuation methods are used. In principle, the Group uses a wide range of input parameters that can be derived from market transactions. If input parameters that can be derived from market transactions are not available for valuation, own presumptions are deployed. In most instances these presumptions have been restricted to expected maturity and evaluation of cash flows.

Ongoing portfolio management and monitoring of the investments is performed by Credit Risk Management. The objectives of monitoring and surveillance activities are:

- To identify potential credit issues prior to their arising;
- To quantify the impact of changes in investment performance on investment returns and the Group's risk profile; and
- To formulate strategies for handling potential risk issues.

These objectives are accomplished via a pro-active risk monitoring regime which includes the following important elements:

- On-going collection and review of key performance data for each investment including portfolio level data on delinquencies, defaults and credit migrations;
- In-depth analysis of performance trends and their effect on investment returns through credit modelling techniques such as loss curve and scenario analysis;
- Continuous monitoring of macroeconomic conditions of the markets affecting these investments and analysis of how these changing conditions will effect investment performance.

In addition Credit Risk Management provides the impairment notice which is based on the identification of "Trigger Events" (according to IAS 39.59) which entail impairment testing, such as:

- Significant difficulty of the issuer's economic situation;
- Breach of contract;
- Probable bankruptcy of borrower.

Problem loans: € 1.8 billion Early recognition of potential problem loans can be described as a fundamental principle of Hypo Real Estate Group's credit risk culture. Problem loans are intensively monitored and regularly analysed. Hypo Real Estate Group's early warning system secures an early identification of loans which may be exposed to an enhanced level of credit risk or borrowers, whose credit worthiness could be endangered.

The Group has established a problem loan monitoring system which covers watchlist, restructuring and workout loans in accordance with regulatory requirements. Following specific criteria the loans are classified into one of these monitoring levels. The problem loan process includes impairment testing procedures according to the respective required accounting standards of the legal entities.

In addition to the problem loan monitoring system as described above detailed criteria for determining impairment allowances are in place. They are split between individual and portfolio-based allowances (see also in the Notes section "Impairment").

Loan Loss Provisions are booked, if the Impairment Test results in a deficit. Impairment Tests are performed, if responsible credit specialists have identified one (or more) "Impairment Triggers". These can exist on the level of the borrower (e.g. delayed payment, impairment of economic situation, breach of contract) as well as on a global level (e.g. deterioration of the general market environment, impairment of similar borrower units).

The loan loss provision is booked after approval by risk management and the respective member of the Management Board. Additionally, portfolio based provisions are booked in accordance with standard market practice. In line with the described methods adequate impairment allowances (IFRS) have been booked in the annual financial statement.

Problem loans represented 0.6 % of the total portfolio as of 31 December 2007. Watchlist loans account for a third of this category.

The share of problem loans is limited to the business segment Commercial Real Estate and is shown below as of 31 December 2007.

Group portfolio:
Breakdown of problem loans

as of 31.12.2007


Restructuring
€ 0.6 billion
Workout
€ 1.2 billion

During 2007, 5 % of loans were transferred from the restructuring and workout segment to the performing loan portfolio based on active risk management and contract renegotiations.

Market risk

Definition and market risk policy

Market risk is defined as the risk of loss of value due to volatility in market prices of financial instruments. This includes but is not limited to the risk of potential loss arising from changes in market conditions mainly:
- Interest rate risk,
- Credit spread risk,
- Foreign currency exchange risk.

Hypo Real Estate Group manages market risk through a three pillar approach: risk-awareness of the front office, monitoring of limits by Group Risk Control and an escalation procedure to executive management.

Market risk is controlled through a combined Value at Risk limit on the trading book and the Available for Sale positions as well by monitoring sensitivities so that the market risk exposure of the Group fits within the risk strategy of the Group.

Organisation of the market risk function

Market risk monitoring is the responsibility of the Group Risk Control unit, which reports directly into the Chief Risk Officer of the Group and into the Group Asset Liability Committee. The responsibilities include the measurement, monitoring and management of traded market and liquidity risk.

Description of models and tools used

Group Risk Control calculates market risk daily for the full portfolio using a Value at Risk (VaR) approach. VaR figures are calculated using the variance-covariance methodology for both trading and banking books. Correlations and volatilities are calculated based on a history of 250 trading days. The VaR is calculated on a consolidated Group-level basis, as well as broken down by legal entity, business segment, and desk level. It is based on a ten-day holding period with a one-sided 99% confidence interval.

Interest rate risk out of proprietary trading has been reduced significantly in the second half of 2007 and includes all banking- and trading books of the Group. With an average value of approx. € 56 million for 2007 (maximum € 106 million; minimum € 14 million), the interest rate risk of the Group is considered low.

Interest rate risk (10 day VaR) of Hypo Real Estate Group 2007


Pro forma in € million
■ Group (new) □ thereof DEPFA BANK plc
120
90
60
30
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

In addition the measurement of credit spread risks maps the potential present value changes in case of changes in the credit spreads influencing the prices of securities and derivatives. Credit spread risk measurement systems are in place for the respective positions and will be continuously refined respectively harmonised. It is part of the Group's strategy to further reduce the credit spread risk exposure of the trading books.

Foreign exchange (FX) positions are to a large extent hedged by all banks of Hypo Real Estate Group. The average of the 10 day VaR 2007 amounts to € 7.2 million (maximum € 13.3 million; minimum € 3.3 million). Other market risks such as equity risks or inflation risk position are taken to a very limited extent. Financial derivatives are mainly used for hedging activities.

Foreign exchange risk (10 day VaR) of Hypo Real Estate Group 2007


Pro forma in € million
■ Group (new) □ thereof DEPFA BANK plc
20
15
10
5
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Daily calculation and reporting of value-at-risk and the actual changes in present values are complemented by regular back- and stress testing. The quality of the employed method is constantly reviewed and optimized by comparing the value-at-risk figures with the daily changes in present values. On Group level no negative backtesting overdrafts occurred in 2007 confirming the statistical assumptions of our models.

While value-at-risk measures the market risk under "normal" market conditions, stress scenarios measure the risk under very extreme and unusual market movements. A stressed 200 basis point shift of the entire interest rate curve would decrease the market value of the interest rate risk position by € 104.6 million.

Additional management tools such as sensitivity analysis are used to supplement VaR.

The following list shows the risk factors that are relevant for the Group's portfolio and which are used for modelling the pricing of the financial instruments on the Group's books. The volatility of these risk factors, in combination with the composition of the portfolio, determines the market risk:

- Credit spreads – by issuer, currency and tenor;
- Zero interest rates – by currency, index and tenor;
- Credit default swap spreads – by name, currency and tenor;
- Volatilities – by currency, product, expiry term
- Basis spreads – by currency, index and tenor
- Inflation projection indices – by economy and tenor
- Foreign exchange rates.

The calculations take place at the legal entity level and are then aggregated and consolidated at the Group level.

Market risk reporting

The Market & Liquidity Risk group provide a number of key (daily) reports to various constituencies:

- Group VaR and mark-to-market P&L reports: The primary output provided on a daily basis is the Hypo Real Estate Group VaR Report (including mark-to-market P&L) which is sent to the senior management of the Group.
- Group Sensitivity reports: The Market & Liquidity Risk group provides sensitivities to the main risk factors to the front office desks on a daily basis.

On a daily basis, the Market & Liquidity Risk report shows VaR utilisation across the Group at various levels. In case of limit breaches, the responsible individual or desk and their relevant teams are notified. If the limit breach persists, then the CFO, as Chairman of Group Asset and Liability Committee, and the CRO can agree to a temporary limit re-allocation or increase, which then has to be ratified at the next Risk Management Committee and Group ALCO meetings.

The Group Management Board is notified of VaR utilisation via the Market & Liquidity Risk report.

Liquidity risk

Definition

Hypo Real Estate Group distinguishes between market liquidity risk and liquidity risk.

Market liquidity risk relates to the risk that an asset can't be sold at the price determined by internal models or that there is no market at all.

Liquidity risk refers to the risk that the Group, or a member of the Group, might not be able to fulfil its financial obligations at any time. For management purposes liquidity risk is split into different time horizons: short term; mid-term and long-term horizon (refinancing or funding risk).

Management of liquidity risk

The objective of liquidity risk management is to ensure that the Group and all of its subsidiary banks are solvent and able to fulfil their payment obligations at all times and in all market conditions. Liquidity risk is closely monitored on a daily basis and supported by forward looking stress test scenarios. The liquidity is managed through two centres of competence: Commercial Real Estate Finance (Munich), Public Sector & Infrastructure Finance and Capital Markets & Asset Management (Dublin). Despite the liquidity turmoil in 2007 the stable liquidity situation is demonstrated by the relevant parameters according to principle II of the German Banking Act (KWG); these were more than 1.35 as of December 2007 for the German banks in the Group, and were thus higher than the specified minimum of 1. The situation is mainly supported by holding of highly rated securities and diversified funding sources.

Liquidity risk is managed through a 3-pronged approach.

- Short term: The limit on the 5-day liquidity gap is € 0 and is monitored on a daily basis by Group Risk Control.
- Medium term: The short term liquidity forecast is extended to 90 days and monitored to ensure that spikes for liquidity demand have been planned well in advance. The Group maintains a sufficient stock of highly liquid securities to ensure in the event of market disruption or a specific crises it will have sufficient access to cash flows to protect it against an interruption to cash flow.
- Long term: Liquidity risk is minimised in the long term through a robust funding plan with an emphasis on matched maturities of assets and liabilities.

For short-term funding, all banks in the Group have adequate access to the money market as well as liquidity reserves. In addition, the banks have extensive liquidity reserves which can be used as part of the monetary operations of the system of the European central bank or can be given in the repo market. As of 31.12.2007, the Group had a liquidity reserve of € 37.7 billion.

For medium- and long-term refinancing, the main refinancing instruments of the Group are Public Sector Pfandbriefe, Asset Covered Securities (DEPFA) as well as mortgage Pfandbriefe with their special credit ratings and liquidity. In 2007 the Hypothekenpfandbrief issues amounted to € 0.25 billion (former Hypo Group), € 1.4 billion (Deutsche Pfandbriefbank), € 1.3 billion Lettre de Gage (HPBI Luxembourg) and € 10.4 billion Asset Covered Securities (DEPFA BANK plc). The third funding source is unsecured capital market issues. The originations of commercial paper, debt issuance and medium-term note programmes, private placements as well as interbank deposits have also enabled the banks in the Group to respond in a quick and fast manner.

Operational risk

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The risk is associated with human error, systems failure, and inadequate controls and procedures. The definition includes legal risk but excludes strategic and reputational risk.

Management of Operational Risk

The Group has adopted the standardised approach to calculate the capital requirement under the Basel II Accord and the EU Capital Requirements Directive.

The Group's primary aims are the early identification, recording, assessment, monitoring, prevention and mitigation of operational risk, as well as timely and meaningful management reporting. The Group does not try to completely eliminate risk but to minimise unexpected loss. The Group's approach is to ensure that it has sufficient information to make informed decisions about risk mitigation. The Group CRO and the Group Head of Operational Risk are responsible for the independence, objectivity and effectiveness of the Group's operational risk framework.

The Group Operational Risk has three objectives:

- Coordination of consistent policy, tools and practices throughout the Hypo Real Estate Group for the management, measurement, monitoring and reporting of relevant operational risks;
- Overall operational risk measurement methodology;
- Sharing of knowledge and experience throughout the Group to maintain a coordinated approach.

Key to effective management of operational risks is ownership by the management responsible for the relevant business process. Operational risk is thus controlled through a network of controls, procedures, reports and responsibilities. Within the Group, each individual business area and management level takes responsibility for its own operational risks and provides adequate resources and procedures for the management of those risks.

The Group uses a number of firm-wide risk processes and tools for the management, measurement, monitoring and reporting of operational risk. These include:

- Operational risk self-assessments: based on the identification of threats to business processes, the impact of those threats and the subsequent evaluation of controls in place to mitigate the risk.
- Risk event management: the collection, reporting and analysis of internal risk event data enables the Group to identify weak controls, ineffective processes or activities, and poor systems; and ensures that the Group takes appropriate action to mitigate any exposures.
- Key risk indicator reporting: provide potential early warning of increased risk associated with non-attainment of control objectives.
- Targeted risk reviews: in partnership with the business, examine in depth predefined key areas of risk and provide recommendations for risk mitigation.
- New Business: The Group's New Business Process is key to the assessment and management of risks pertaining to potential new business initiatives and is coordinated by the New Business function within Group Operational Risk.

All of this information is used to determine the operational risk profile of the Group and the actions required to address specific issues. Regular reports are made to the Group Chief Risk Officer and the Risk Management Committee to allow senior management and the Group Management Board to assess Group's overall operational risk profile.

Capital adequacy

Economic Capital is Hypo Real Estate Group's internal quantification of risks associated with the Group's business activities. Economic Capital is defined as the capital required to remain solvent over a one year time horizon given a target debt rating.

Before the acquisition of DEPFA, both Hypo Real Estate and DEPFA had implemented their own versions of Economic Capital, which have been combined as part of the integration. During 2008, the Risk Management will continue to select the best elements of the two approaches and rolling out across the Group. Early 2008 will witness the initial test phase. In the latter half of 2008, the approach will be further refined.

Economic Capital serves as the main measure for the assessment of the Group's aggregate risk position and capital base. The Group's policy is to maintain a level of common equity and other equity type instruments with loss absorption features that exceed Economic Capital with a comfortable cushion.

Economic Capital is calculated by taking into a greater number of risk types than are used in calculating regulatory capital (see table).

Economic Capital Risk Categories

Credit risk	The risk of impairment and partial or total loss of a receivable due to delinquency or deterioration in credit quality of a counterparty. This also includes credit spread volatility for all banking book positions.
Market risk	The risk of loss of value due to volatility in market prices of financial instruments. This includes all trading and banking book positions. Risks due to credit spread volatility in trading books are included in market risk.
Operational risk	The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
Business risk	The risk of loss of profits due to changes in the external business environment that damage the underlying economics of the bank.
Real Estate risk	The risk of value changes in the properties owned by the Group.
Equity risk	The risk of value changes in the equity holdings of the Group.

The largest risk faced by the Group is credit risk, followed by market and operational risk. This is witnessed by the Group Economic Capital figures as of 31 December 2007 with more than 72 % of economic capital usage coming from credit risk. On an undiversified basis, the Group's economic capital was approx. € 5.5 billion which falls to approx. € 4.9 billion once diversification is taken into account.

Split of Group economic capital by risk categories

as of 31.12.2007


Equity risk 2 %
(own shareholdings)
Real Estate risk 2 %
(bankowned property)
Credit risk 50 %
(default and migration)
Business risk 6 %
Operational risk 8 %
Market risk 5 %
(Interest & FX risk)
Market risk 5 %
(Credit Spread Volatility trading book)
Credit risk 12 %
(Credit Spread Volatility banking book)

Each risk type is quantified using a quantitative approach and the aggregate Economic Capital is estimated using benchmarked inter-risk correlations. Risk types are scaled to a one year time horizon in line with market standards.

The calculation and allocation of Economic Capital involves a set of assumptions and judgments. The methodologies are constantly evolving to ensure that the Economic Capital framework is comprehensive as well as consistent. The methodologies are benchmarked to industry practices through participation in surveys, reviews and industry interactions.

For year end 2007, Hypo Real Estate Group has a comfortable capital buffer (applying a 99.97 % confidence level the capital buffer for the Group amounts to approx. 26 % of the total available financial resources of € 6.6 billion.

Furthermore, stress tests are performed along four dimensions, Credit Risk (including concentration risk), Funding Liquidity Risk, Market Risk and specific vulnerability stress tests. The purpose of stress testing is to form a basis for contingency planning as well as giving senior management a deeper understanding of the vulnerabilities of the Group.

These processes and methodologies form the Group's Internal Capital Adequacy Assessment Process (ICAAP). The result of the ICAAP and the stress tests are presented to (and approved by) the Group board and Risk Management Committee on a quarterly basis. The ICAAP of planned future business assists in deciding on the future risk profile and risk tolerance of the Group. Furthermore, certain limits – such as market risk or country limits – are derived from the ICAAP taking the risk profile into consideration. E.g. maximum country limits are set in a way, which ensures that future usage of these limits will not exceed the free capital headroom. Changes in the risk profile or planned figures – such as limit increases – undergo an additional ICAAP on a sub-annual basis.

Summary and outlook

With the acquisition and integration of DEPFA Hypo Real Estate Group has successfully strengthened its risk profile by:

- Diversification with respect to new business activities and markets;
- Improvement of the portfolio quality contributed by "Public Sector Finance";
- Diversification of funding sources.

A comprehensive Risk Management at Hypo Real Estate Group is ensured by:

- Highly experienced risk managers throughout the Group;
- Decentralized Credit Risk Management, managing all relevant risk issues locally;
- Centralized steering of all Risk Management activities, securing consistency and transparency.

The integration process of DEPFA is advanced. Further refinements, improvements and harmonisation activities will be important targets in 2008 in order to continue to ensure strict and timely risk management of all material risks especially in the context of turbulent markets.

Macro-economic conditions

The year 2007 in particular has provided a very impressive demonstration of how problematic economic forecasts can be. Financial market bubbles and geopolitical risks to a large extent cannot be recognised even in very soundly based previews.

For 2008, economic slowdown is being forecasted worldwide and for all major regions. Real growth of approx. 2 % is expected for Germany and the Euro zone, 1.5 % for the USA and an average of 4.8 % for Asia. China will continue its rapid rate of growth. If the forecast of 10.1 % proves to be correct, this would be the sixth year in succession with a double-digit rate of growth.

The economic slowdown will result in a some decline in inflation throughout the world, whereby inflation was continuing to be moderate on annual average in 2007. The sluggish development will result in rising unemployment rates particularly in the USA. On the other hand, unemployment rates are still predicted to decline in Germany and the rest of the Euro zone. This means that in Germany unemployment would decline for the third year in succession.

Whereas the equity markets had not been affected by the financial crisis for six months, share prices fell considerably in January 2008. This in turn resulted in even greater caution for the growth forecasts of some institutions. The international imbalances of trade are still high. A current account surplus of approx. 12 % of GDP is expected for China. Despite the massive decline in the rate of the US Dollar, the current account deficit in the USA will not decline appreciably (5.5 %), although it will not increase any further. However, as a result of the devaluation of the Dollar in the past – by a total of almost 24 % against the Euro in 2006 and 2007 – a hard landing. We expect that the major central banks will very probably reduce interest rates (or at least will not raise them).

In 2008, the positive labour market development will probably boost private consumption in Germany in 2008; this will be the first time in many years that private consumption will increase appreciably and, together with the further growth in export demand, it may well support the economy. However, the positive labour market development in the recent past will only continue if the underlying reform policy is continued or is not reversed.

Company-specific conditions

The forecasts which relate to the future development of the Hypo Real Estate Group constitute estimates which have been made on the basis of all information available at present. If the assumptions on which the forecasts are based fail to materialise, or if risks (as detailed in the risk report) occur to an extent which has not been calculated, the actual results may differ from the results which are currently expected.

Focus of the Group

The Hypo Real Estate Group operates its business in the three segments of Commercial Real Estate, Public Sector & Infrastructure Finance and Capital Markets & Asset Management. After the acquisition of DEPFA, the range of products comprises commercial real estate financing solutions and public finance and infrastructure finance as well as capital markets and asset management.

The process of integrating DEPFA in the Hypo Real Estate Group is proceeding more rapidly than originally planned. The main Company Law and structural measures for restructuring the Group have been completed or have been to a large extent implemented, including:

- DEPFA Deutsche Pfandbriefbank AG was sold by DEPFA BANK plc to Hypo Real Estate Holding AG. Hypo Public Finance Bank in Dublin has also been sold by Hypo Real Estate International AG to DEPFA BANK plc. Hypo Public Finance Bank will be merged as planned with DEPFA BANK plc.
- As part of the process of pooling the world-wide activities in the Commercial Real Estate segment, the headquarters of Hypo Real Estate Bank International AG have been relocated from Stuttgart to Munich, to the headquarters of the Holding and Hypo Real Estate Bank AG. The process of relocating the operational entities is to a large extent complete. Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG are also to be merged in 2008.
- The own dealing activities of DEPFA which do not fit in with the strategy of the new group have been discontinued.
- The process of optimising the international sales network, for instance by way of merging locations, is still being implemented.

Expected results of operations

The Hypo Real Estate Group made the following assumptions for planning drawn up at the end of 2007:

- Macro-economic development is expected to be as described in the parts of the forecast report regarding the macro-economic and sector-specific situation.
- The conditions on the international financial markets are still difficult, whereby the planning of the Hypo Real Estate Group is not assuming any further major deterioration in the credit spreads and in the refinancing spreads.
- On the basis of futures rates, the planning assumes a virtually unchanged rate of the Euro against the US Dollar and Sterling as well as a somewhat stronger Japanese Yen.
- Unchanged ratings have been assumed.

With regard to assessing the future market environment extreme caution is appropriate. The international financing markets are still extremely fragile and, in certain areas, are not functioning or are only capable of functioning to a limited extent. Fears that the financing crisis might also spill over to other areas of the economy have increased further so far in 2008. In the meantime the consensus opinion of experts is that economic growth in the main economies will slow down in the course of this year. This is particularly applicable for the USA, where fears of recession increased appreciably at the beginning of 2008. In this situation, it is not possible to make a reliable assessment of the conditions on the capital and financing markets in the near future. Nor is it possible to preclude the possibility of further problems for the credit industry – and thus also for the Hypo Real Estate Group. In particular, business will be affected by the considerable widening of credit and refinancing spreads which have taken place since January. This was not foreseeable in this form. The financial crisis has also been further exacerbated as a result of the events surrounding Bear Stearns.

The Management Board expects that operating business will continue to achieve a positive performance. Nevertheless, it has to be stated that our business has become more difficult in the initial months of this year. The range of € 1.0 to € 1.2 billion for pre-tax profit which was communicated in January was made conditional on no unforeseen negative events of major significance occurring for the Group, particularly with regard to the development of the credit and finance markets. In view of the latest development in the current quarter, it is now possible that the forecast figures for financial 2008 might not be achieved completely. We expect to see impetus for growth this year particularly in the fields of public finance and infrastructure finance which we have considerably strengthened as a result of the acquisition of DEPFA and for which we are anticipating expanding financing portfolios. We are anticipating a stable portfolio performance in the Commercial Real Estate segment.

The Hypo Real Estate Group intends to accelerate its growth and boost its profitability in the course of the next few years – accompanied by a simultaneous improvement in its risk profile. The aim is to achieve an increase in operating result after taxes to € 1.5 billion in financial 2010, as well as a related return on equity after taxes of 15 %.

Expected financial position

The Hypo Real Estate Group will continue in future to take advantage of a wide range of refinancing opportunities. The pooling of refinancing functions in the Group will enhance the viability of the Hypo Real Estate Group. In addition, to uncovered liabilities and money market products, the Pfandbrief will continue to be one of the major supports for the refinancing volume of mortgage loans

The Management Board and Supervisory Board of Hypo Real Estate Holding AG intend to propose a dividend of € 0.50 per share for 2007 to the Annual General Meeting. This conservative dividend payment policy is one of the factors behind the sound capital backing. Accordingly, from the present-day point of view, the Hypo Real Estate Group is able to take advantage of profitable growth opportunities which become available in the current market situation in its core areas of business without having to carry out capital measures.

The liquidity of Hypo Real Estate Holding AG is guaranteed by a current account overdraft limit provided by Hypo Real Estate Bank International AG.

Opportunities and risks

The main opportunities and risks are as follows:

If it is not possible for new business to be generated to the expected extent and with the expected margins on the market, and/or if the outflows in the property portfolio are higher than originally planned, this might have a negative impact on operating revenues. In such a case, the Hypo Real Estate Group will still not relax its strict criteria of risk and return. On the other hand, new business which is higher than budget, for instance as a result of the process of expanding into new real estate financing markets which has been expedited in recent years or in the field of infrastructure finance constitutes a opportunity. The improvement in cross-selling potential in all product and customer groups may also be an opportunity for further growth in revenues.

There has been a positive development in margins in recent months particularly in the field of real estate financing because participants who only take risks onto their books on a short-term basis have exited the market. The pressure of competition is declining at present, and this may be an opportunity with regard to the profitability of new business.

Because revenues in banking business generally cannot be generated without taking on risks, it is possible that provisions for losses on loans and advances might be above budget. The Hypo Real Estate Group is combating this risk by means of risk-oriented Group steering. A further step in this direction was the establishment of groupwide portfolio management in the Holding.

The acquisition price which was higher than the net assets of DEPFA has resulted in recognition of goodwill, which has to be tested for impairment at least once a year. Under IFRS, if negative developments in business are expected in future, it may be necessary for impairments to be recognised in relation to goodwill.

The regulatory equity capital ratio of the Group has fallen as a result of the acquisition of DEPFA; this might mean that the providers of equity and debt might expect a higher return on their capital. For refinancing purposes, an improved rating can constitute a major opportunity because it would probably result in lower interest costs. On the other hand, any deterioration in the rating (which however is not expected) would have an opposite effect.

If turmoil on the international financial markets continues, further effects are possible for the Hypo Real Estate Group. This means that the current capital market conditions might also have a negative impact on new business, refinancing, the securitisation business, trading activities and thus the net assets, financial position and results of operations of the Hypo Real Estate Group. The risks may result mainly from the following causes:

- An accelerated liquidation of structured products, such as CDOs, which was induced to some extent by the market may have a further negative impact on values.
- Further widening of credit spreads may result in changes in value not affecting income and affecting income.
- Any deterioration in macro-economic conditions and any spillover of the US sub prime crisis to other real estate markets may have a negative impact on the new business of the Hypo Real Estate Group and may result in charges in the existing portfolios.
- If the significant deterioration of the credit markets and the widening of spreads continue unabated, it is possible that the Hypo Real Estate Group, as is the case with other market participants, might experience liquidity shortages, which would result in restrictions in term of new business.

Financial Statements of Hypo Real Estate Holding AG for the business year 2007

Balance Sheet as of 31 December 2007

Assets

in €	31.12.2007	31.12.2006
Fixed assets		
Intangible assets		
Licenses and software	21,988.00	3,125,673.40
Property, plant and equipment		
Operational and office equipment	922,459.80	923,227.35
Financial assets		
Shares in affiliated companies	10,392,528,382.30	4,340,026,804.71
Loans to affiliated companies	90,000,000.00	90,000,000.00
Security investments	89,514,829.62	89,868,791.57
	10,572,043,211.92	4,519,895,596.28
Current assets		
Accounts receivable and other assets		
Accounts receivable from affiliated companies	628,641,793.85	412,957,952.58
Other assets	41,564,952.91	33,813,605.79
	670,206,746.76	446,771,558.37
Cash at banks	1,050,429.47	1,190,158.40
Deferred charges and prepaid expenses	785,471.85	659,490.31
Total assets	**11,245,030,307.80**	**4,972,565,704.11**

Shareholders' equity and liabilities

in €	31.12.2007	31.12.2006
Shareholders' equity		
Subscribed capital		
Ordinary shares thereof conditional capital € 40,221,651.00 (previous year: € 40,221,651.00)	603,324,786.00	402,216,525.00
Additional paid-in capital	5,939,990,476.70	3,318,879,475.00
Retained earnings		
Other retained earnings	810,000,000.00	575,000,000.00
Participatory capital	97,123,574.14	97,123,574.14
Profit available for distribution	240,743,415.36	201,632,859.59
Provisions		
Provisions for pensions and similar obligations	10,048,318.00	6,961,990.00
Tax provisions	3,154,297.86	26,466,006.86
Other provisions	22,366,410.44	6,168,285.18
	35,569,026.30	39,596,282.04
Liabilities		
Deposits from other banks	202,418,866.67	201,858,266.66
Accounts payable, trade	6,120.94	1,515,442.85
Accounts payable to affiliated companies	3,308,336,124.78	125,880,822.21
Other liabilities thereof taxes € 605,572.28 (previous year: € 616,389.10) thereof social security € 3,267.20 (previous year: € 37,494.48)	7,517,916.91	8,862,456.62
	3,518,279,029.30	338,116,988.34
Total Shareholders' equity and liabilities	**11,245,030,307.80**	**4,972,565,704.11**

Liabilities from guarantees, bills of exchange and cheque guarantees
€ 3,668,579,159.00 (previous year: € 5,158,903,300.63)

Income Statement for the Period from 1 January to 31 December 2007

in €	31.12.2007	31.12.2006
Other operating income	3,562,815.99	64,302,083.01
Personnel expenses		
Wages and salaries	22,490,259.61	14,512,293.81
Social security costs, pension expenses and related employee benefit costs thereof for pensions € 3,265,759.92 (previous year: € 1,922,051.42)	4,441,599.83	2,905,847.63
	26,931,859.44	17,418,141.44
Depreciation/amortisation on intangible assets and property, plant and equipment	5,720,638.48	1,164,820.10
Other operating expenses	52,277,824.58	18,373,223.38
Income from investments thereof from affiliated companies € 160,994,616.24 (previous year: € 128,699,126.16)	160,994,616.24	128,699,126.16
Income from other securities and loans of financial assets thereof from affiliated companies € 3,651,425.00 (previous year: € 550,250.00)	5,611,644.55	550,250.00
Other interest and similar income thereof from affiliated companies € 5,356,750.30 (previous year: € 0.00)	5,483,400.71	174 742.89
Income from profit-and-loss transfer agreements	462,434,583.37	283,280,754.33
Interest and similar expenses thereof from affiliated companies € 36,576,296.01 (previous year: € 2,063,711.21)	53,497,370.90	18,363,545.37
Result of ordinary activities	499,659,367.46	421,687,226.10
Taxes on income	24,440,549.19	35,735,455.49
Net Income	**475,218,818.27**	**385,951,770.61**

A. General Information Concerning the Financial Statements

Basic Information

The Hypo Real Estate Holding AG financial statements as of 31 December 2007 have been prepared in accordance with the regulations of the German Commercial Code (Handelsgesetzbuch – HGB) concerning the accounting of corporations and the supplementary regulations of the German Companies Act (AktG). The prior year figures have been used for comparison purposes.

The accounting of the company is subject to the regulations for large corporations as detailed in section 267 (3) of the German Commercial Code (HGB).

The financial statements have been prepared subject to the general statement regulations contained in sections 246–251 of the German Commercial Code (HGB) and also subject to the special statement regulations for corporations, sections 268–274 a, 276–278, and also in accordance with the general valuation regulations of sections 252–256 of the German Commercial Code (HGB), and also in accordance with the special valuation regulations applicable for corporations, sections 279–283 of the German Commercial Code (HGB).

The income statement is prepared using the total cost (nature of expense) method.

The Hypo Real Estate Holding AG is incorporated in the commercial register of the Amtsgericht (local court) Munich (HRB 149393) with the following registered office:
Unsöldstraße 2, 80538 München

The shares of Hypo Real Estate Holding AG are traded on the stock exchange in Frankfurt/Main (Prime Standard) Stock Exchange (ISIN: DE0008027707).

The declaration on German Corporate Governance Code has been issued by the executive committee and the supervisory board in accordance with section 161 of the German Companies Act (AktG) and has been published on our web site at www.hyporealestate.com.

B. Information Concerning Accounting and Valuation Principles

Fixed Assets

Intangible assets

Franchises, trademarks, patents, licenses and similar rights and licenses to such rights Software is stated at cost less scheduled and non-scheduled depreciation.

Scheduled depreciation is based on a useful life of three years.

Property, plant and equipment

Other installations, operational and office equipment are stated at cost plus ancillary acquisition costs less any reductions in acquisition costs.

Scheduled depreciation was calculated on the basis of normal useful lifes. The straight-line method of depreciation is used for writing down assets. Depreciation is calculated on a pro-rata basis.

Minor-value assets are written down in full in the year in which they are acquired and are stated in the list of assets as disposals and additions.

Financial assets are stated at acquisition costs. In the event of a probable permanent reduction in value the regulation of section 253 (2) p. 3 HGB was taken into account.

Current assets

Accounts receivables and other assets

Accounts receivable from affiliated companies are stated with their nominal values.

Other assets are stated with their nominal values or payment amounts.

Cash in hand, cash at banks and cheques are stated with nominal value.

Provisions

Provisions for pensions and similar obligations are stated in accordance with section 6 a EStG with their current value established on the basis of actuarial principles using an interest rate of 6 % and established according to the tables 2005 G of Prof. Dr. K. Heubeck.

Tax provisions and other provisions are endowed with the value of estimated liabilities on the basis of a business-like manner, taking all recognisable risks and uncertain obligations into account.

Liabilities

Deposits from other banks, suppliers of goods and services and other liabilities are stated in the amount due for repayment.

Liabilities with respect to associated companies are stated at their nominal values.

Currency Translation

In principle, balance sheet items as well as expenses and income quoted in other currencies are given at the converted to the euro value using the cash rate applicable on the reporting date. This is in line with section 340h HGB.

The financial securities as part of the invested capital in Babcock & Brown Ltd. (Sydney) in Australian dollars and the loan in Australian dollars used for refinancing, together make up a valuation unit (special coverage) and are converted to Euro on the reporting date, similar to refinancing in other currencies.

C. Notes to the Balance Sheet

The development of intangible assets, property, plant and equipment and financial assets in the course of financial 2007 are set out in the assets development in the appendix to these notes. Major items in the balance sheet are explained in the following:

Fixed assets

Intangible assets In addition to scheduled deprecation, non-scheduled depreciation was applied to software licenses in the year under review. Acquisition costs for software as incurred in the previous and current year, as well as the customising costs, were written off entirely in 2007 (€ 5,310 thousands) due to insufficient prospects for use.

Financial assets

Shares in affiliated companies The book value of shares in affiliated companies increased by € 6,052,501 thousands to € 10,392,529 thousands in total (previous year: € 4.340.027 thousands).

When the Irish courts endorsed the takeover contract on 2 October 2007, Hypo Real Estate Holding AG gained control of DEPFA BANK plc, Dublin. Prior to this the DEPFA shareholders consented to the transaction on 24 September 2007 with a large majority. Hypo Real Estate Holding AG financed the takeover with a combination of new shares from Hypo Real Estate Holding AG and cash. Altogether about 67 million new shares from Hypo Real Estate Holding were issued to the shareholders. For this purpose the company's registered capital was raised by € 201 million from € 402 million to € 603 million, by using the existing authorised capital for a non-cash contribution. This is equivalent to € 2,822 million based on the Hypo Real Estate Holding AG closing stock exchange prices (XETRA) of 1 October 2007.

In addition to these share component, the acquisition costs included a cash component of € 2,400 million and transaction costs of € 18 million. The transaction was entered in the commercial register of Munich on 2 October 2007 and the takeover was formally completed. By the end of 2007 Hypo Real Estate Holding AG had invested capital of € 200 million in DEPFA BANK plc.

The book value of DEPFA BANK plc amounts to € 5,440 million.

In the year under review all shares in DEPFA Deutsche Pfandbriefbank AG, Eschborn, were also acquired for a total of € 1,218 million.

As part of the process of placing a subordinated mandatory convertible bond (MCB), the 100 % subsidiary, Hypo Real Estate Finance B.V., Amsterdam, was established in the third quarter of 2007. The business purpose of this special purpose entity is the issuance of debt with mandatory conversion into shares of Hypo Real Estate Holding AG. The book value of the shareholding is € 18 thousands.

Transfer of shares to the value of € 100 million to affiliated companies follows from the capital payment to the Hypo Real Estate Bank International. The disposal of € 705 million is attributable to the share buy-back by Hypo Real Estate Bank International AG at year's end. The company acquired 12.7 million shares for a price of € 700 million, resulting in a book loss of € 5.7 million with purchase agreement of 18 December 2007. The book value of the shareholding in Hypo Real Estate Bank International AG at the end of the financial year was € 1,995 million. The registered office of Hypo Real Estate Bank International AG moved from Stuttgart to Munich on 21 December 2007.

The book value of Hypo Real Estate Bank AG, Hypo Real Estate Systems GmbH, and PBI-Beteiligungs-GmbH, which is in the course of liquidation, remained unchanged in the year under review.

Loans to affiliated companies This item shows the loan of € 90,000 thousands extended to Hypo Real Estate Bank International AG in the fourth quarter of 2006.

Security Investments The shareholding acquired in 2006 in the Australian investment and consultancy company Babcock & Brown Ltd. (Sydney) of approx. 2.2 % remained unchanged. The book value of the shares has only changed as a result of exchange rate fluctuations and amounts to € 89,515 thousands on the reporting date (previous year: € 89.869 thousands).

Accounts receivable and other assets

Receivables from affiliated companies Receivables from affiliated companies amounts to € 628,642 thousands (previous year: € 412,958 thousands). This figure is composed of € 40,305 thousands (previous year: € 128,699 thousands) in receivables in respect of the recognition of dividends in the same reporting period from Hypo Real Estate Bank AG, Munich and € 120,600 thousands in receivables for the recognition of dividends in the same reporting period from DEPFA Deutsche Pfandbriefbank AG which was acquired in the same year. The profit sharing agreement with Hypo Real Estate Bank International, Stuttgart, brought in € 462,435 thousands (previous year: € 283,281 thousands).

Other assets The largest item among other assets was a claim from the reinsurance policy concluded in 2005 with Allianz Lebensversicherungs AG in the amount of € 24,105 thousands. The change in this position compared with € 24,447 thousands for 2006 results from asset transfers within the group.

Remaining maturities All receivables have a remaining maturity of up to one year.

Deferred charges and prepaid expenses As the participating certificates have expired, the deferred items do not contain positions from deferred discounts (previous year: € 114 thousands).

Equity

Subscribed capital The company's subscribed capital is split into 201,108,262 no-par value bearer ordinary shares with the ISIN of DE0008027707, each of which has a book nominal value of € 3 accounting for each individual no-par share. In the course of financing the offer to the DEPFA BANK plc shareholders, the authorised capital was entirely used during the financial year:

At the shareholders' meeting on 4 June 2004 the executive committee was empowered to increase the company's equity in one or several steps to a total of € 201,108,261.00 by issuing new shares, for cash or for a non-cash contribution, once the consent of the supervisory board was obtained. If the shares are issued for a non-cash contribution, the executive committee with the consent of the supervisory board may close off the shareholders' subscription rights.

The DEPFA takeover was financed using a combination of new shares from Hypo Real Estate Holding AG and cash. All told, the DEPFA BANK plc shareholders received about 67 million new shares in Hypo Real Estate Holding AG. For this purpose, the company's registered capital of € 402 million (divided up into 134 million no-par shares) was increased by € 201 million (or about 67 million no-par shares) to about € 603 million using existing authorised capital for a non-cash contribution. The takeover was formally completed when this capital increase was entered into the commercial register in Munich on 2 October 2007.

Up until 3 June 2009 there is a conditional capital in the amount of € 40,221,651.00 for which options or conversion rights from treasury bonds with subscription rights to shares can be issued, as long as own shares are not deployed for servicing purposes.

As part of the process of placing a subordinated mandatory convertible bond the company set up its wholly owned subsidiary Hypo Real Estate Finance B.V., Amsterdam. The business purpose of this special purpose entity is the issuance of debt with mandatory conversion into shares of Hypo Real Estate Holding AG. On 20 August 2008, the due date, the bonds will be converted into new shares from the company's current conditional share capital.

Additional paid-in capital In the context of the increase in share capital for a non-cash contribution, the paid-in capital, based on the closing share price (XETRA) of Hypo Real Estate Holding AG on 1 October 2007 of € 42.10 increased by € 2,621 thousands to € 5,940 thousands.

Participatory capital As part of the spin-off and establishment process, the company took on participatory capital of € 102,258 thousands. The bearer participating certificates comprise two million units, each with a nominal amount of DM 100.

The owners of the participating certificates are entitled to an annual coupon of 6.75 % of the nominal amount; this entitlement enjoys priority over the shareholders' entitlement to a dividend payment. The entitlement to a coupon payment is diminished (non-cumulative entitlement) to the extent that such a coupon payment would result in a net loss.

The participating certificates were valid only until 31 December 2007. The participating certificates will be repaid at the nominal amount. The repayable amount is due on the 28 May 2008, the first bank working day after the shareholders' meeting which is responsible for resolutions with regards to the financial year 2007. The repayable amount includes interest from the end of the validity of the participating certificates until their due date in line with issuing rights for the financial year 2007.

During the financial year 2003, the company purchased its own participating certificates worth DM 10,042,800. This amount was deducted from the corresponding position at the liabilities side of the balance sheet. In the following financial years no further participating certificates were acquired.

Retained earnings As of 31 December 2006 € 235,000 thousands were allocated to retained earnings.

Profit available for distribution Profit available for distribution includes the profit carried forward from the previous year in the amount of € 525 thousands.

Reconciliation between net income and profit available for distribution

in €	2007	2006
Net income	475,218,818.27	385,951,770.61
Profit brought forward from previous year	524,597.09	681,088.98
Allocation to retained earnings	235,000,000.00	185,000,000.00
Profit available for distribution	**240,743,415.36**	**201,632,859.59**

The following proposals are submitted to the Annual General Meeting as to how the accumulated profits are to be used:

Proposed appropriation of profit available for distribution

in €	Units	Amount per share	Total
Profit available for distribution as of 31.12.2007			**240,743,415.36**
Dividend for ordinary shares	201,108,262	0.50	100,554,131.00
Allocation to retained earnings			140,000,000.00
Profit carried forward to new account			**189,284.36**

Provisions

Provisions for pensions and similar obligations have increased compared with the previous year from € 6,962 thousands to € 10,048 thousands as a result of new or amended pension commitments.

The tax provisions of € 3,154 thousands (previous year: € 26,466 thousands) resulted from the earnings of the Company, including the earnings from the profit-andloss transfer agreement with the Hypo Real Estate Bank International AG. Due to the the minimum taxation rules an offsetting against existing capitalised losses carried forward is only possible at a flat rate of 60 %. Due to the higher advance payments in the year under review, there was a significant reduction in tax provisions compared to the previous year.

Other provisions of € 22,366 thousands (previous year: € 6,168 thousands) also contain provisions from employment contracts and contracts with executive bodies in the amount of € 12,450 thousands (previous year: € 3,392 thousands) as well as provisions for the annual audit in the amount of € 1,156 thousands (previous year: € 288 thousands).

Liabilities

Remaining maturities and details on collateralisation Liabilities do not contain any amounts with remaining maturities of more than five years. In the year reported, there was no collateralisation via liens on outstanding accounts and similar rights.

List of liabilities

in €		Remaining period to maturity up to one year	Remaining period to maturity between one and five years
Deposits from other banks	2007	2,418,866.67	200,000,000.00
	2006	1,858,266.66	200,000,000.00
Accounts payable, trade	2007	6,120.94	–
	2006	1,515,442.85	–
Accounts payable to affiliated companies	2007	3,308,336,124.78	–
	2006	125,880,822.21	–
Other liabilities	2007	7,517,916.91	–
	2006	8,862,456.62	–
thereof: liabilities to holders of participatory rights	2007	6,555,841.28	–
	2006	6,555,841.51	–
		3,324,834,870.58	**200,000,000.00**

Off-balance sheet liabilities Relating to the medium term note (MTN) program, issued by the subsidiary company, Hypo Public Finance Bank (the former Hypo Real Estate Bank International, Dublin), the Company has assumed an unlimited guarantee in favour of the creditors. As part of the process of contributing the international real estate financing business of the former Hypo Real Estate Bank International, Dublin, most of the MTN program was transferred to the Hypo Real Estate Bank International AG. The part remaining with Hypo Public Finance Bank was transferred to DEPFA BANK plc, Dublin, in December 2007. The contingent liabilities amounted to € 3,668,579 thousands on the reference date (previous year: € 5,158,903 thousands) and contain nominal as well as interest liabilities. Deviating currencies were converted on the reference date.

In the context of the restructuring of Hypo Real Estate Group the company will no longer undertake any guarantees for bonds issued after the end of April 2005.

For the purpose of acquiring DEPFA BANK plc, a guaranteed subordinated convertible bond was issued through the Hypo Real Estate Finance B.V. subsidiary as part of refinancing of the cash component. As the issuer Hypo Real Estate Holding AG offers a guarantee in the terms and conditions of bonds, which in the event of liquidation or insolvency are subordinated. The sum guaranteed to the creditor for the guaranteed subordinated convertible bond would be the maximum interest amount of € 9,085 thousands that applied on 31 December 2007.

D. Notes to the Income Statement

Other operating income Other operating income for the financial year 2007 of € 3,563 thousands is mainly income from services within Hypo Real Estate Group, which have been recharged, amounting to € 1,817 thousands (previous year: € 2,481 thousands). The previous year figure of € 64,302 thousands contains € 60,591 thousands income arising from the buyback of own shares by Hypo Real Estate Bank International AG.

Other operating expenses Other operating expenses amount to € 52,278 thousands, up from € 18,373 thousands in the previous year. The sum contains costs of € 26,713 thousands in relation to the acquisition of the DEPFA BANK plc in the financial year 2007. Other operating expenses include accounting losses of € 5,693 thousands from the buyback of own shares by the Hypo Real Estate Bank International AG. Furthermore the other operating expenses include insurances, contributions and charges of € 2,335 thousands (previous year: € 2,117 thousands) as well as fees for legal and tax advice and other forms of consultancy. Auditing fees for the company in the financial year 2007 amount to € 6,358 thousands (previous year: € 1,939 thousands). These were made up of:

- € 1,931 thousands for Audit of the Annual Financial Statements, of the Group's Annual Financial Statements as well as the review of the Interim Financial Statements;
- € 529 thousands for other auditing and valuation services;
- € 3,898 thousands for other services.

Income from investments Due to the in-phase capitalisation of a dividend claim against the subsidiaries DEPFA Deutsche Pfandbriefbank AG and Hypo Real Estate Bank AG income of € 160,995 thousands was recorded. The dividend of € 40,395 thousands (previous year: € 128,699 thousands) from Hypo Real Estate Bank AG will be paid out of the company's balance sheet profit, which has been drawn up in line with commercial law. This has been reduced in particular by losses from the subsidiary arising from the revaluation of investments in Collateral Debt Obligations (CDO). The DEPFA Deutsche Pfandbriefbank AG dividend of € 120,600 thousands is made up of balance sheet profits for the year and the release of retained earnings of € 84,000 thousands.

Income from profit-and-loss transfer agreements Based upon the profit-and-loss transfer agreement concluded between Hypo Real Estate Bank International AG and Hypo Real Estate Holding AG a profit in the amount of € 462,435 thousands (previous year: € 283,281 thousands) was transferred in the year under review. The profit transfer benefits from the profit from the sale of Hypo Public Finance Bank, Dublin, to the DEPFA BANK plc, Dublin, amounting to € 185,100 thousands.

Taxes on income imposed on result for ordinary activities Relating to the spin-off, a cor-poration tax and trade tax loss was transferred to Hypo Real Estate Holding AG.

Despite the further availability of the loss carry forwards the minimum taxation rules, mean that tax expenses totalling € 24,441 thousands (previous year: € 35,735 thousands) have been incurred.

E. Additional Information

Liability The Company has provided the loss indemnification statement for Württembergische Hypothekenbank AG and Hypo Real Estate Bank AG specified in accordance with prevailing statutes to the "Einlagensicherungsfonds" (desposit guarantee fund) within the "Bundesverband deutscher Banken e.V., Berlin".

In addition, a full guarantee was provided by the company for debt instruments issued as part of the medium term note program (issue framework € 10,000,000 thousands) of Hypo Public Finance Bank (the former Hypo Real Estate Bank International, Dublin). This guarantee is only applicable for debt instruments issued by the end of April 2005 as a result of the reorganisation within the Hypo Real Estate Group. As part of the process of contributing the international real estate financing business of Hypo Public Finance Bank to Hypo Real Estate Bank International AG, Munich, which took place as of 1 January 2006, most of the MTN program was transferred to Hypo Real Estate Bank International AG. The part remaining with Hypo Public Finance Bank was transferred to DEPFA BANK plc, Dublin, in December 2007.

For the purpose of acquiring DEPFA BANK plc, a guaranteed subordinated convertible bond was issued through the Hypo Real Estate Finance B.V. subsidiary as part of refinancing of the cash component. As the issuer Hypo Real Estate Holding AG offers a guarantee in the terms and conditions of bonds, which in the event of liquidation or insolvency are subordinated.

Letter of comfort For the following companies, Hypo Real Estate Holding AG ensures that they are able to meet their contractual obligations (with the exception of political risk):

- Hypo Real Estate Bank International AG, Munich
- Hypo Real Estate Bank AG, Munich
- DEPFA Deutsche Pfandbriefbank AG, Eschborn

Derivative financial instruments Hypo Real Estate Holding AG has a liability to Hypo Real Estate Bank International AG for a nominal value of € 1,950 million. An interest rate swap is being used to secure this liability against interest rate risk. The fair value of the interest rate swap amount on the reporting date to € 5,174 thousands and was calculated applying a discounted cash flow model.

Other financial obligations There are currently no other financial obligations.

Average number of persons employed during the financial year, broken down by categories In the year under review Hypo Real Estate Holding AG employed an average of 99 persons in 2007 (previous year: 76). Of these 91 persons were full-time employees (previous year: 69) and 8 were part-time employees (previous year: 7).

Mandates of the Management Board

as of 19.3.2008	Positions held on other statutory Supervisory Boards of German companies	Memberships of comparable controlling bodies of commercial enterprises in Germany and in other countries
Georg Funke Chairman of the Management Board	Hypo Real Estate Bank AG, Munich (Chairman of the Supervisory Board)	Hypo Public Finance Bank, Dublin/Ireland (Chairman of the Board of Directors from 31.1.2007)
	Hypo Real Estate Bank International AG, Munich (Chairman of the Supervisory Board)	DEPFA BANK plc, Dublin/Ireland (Chairman of the Board of Directors from 5.10.2007)
Stephan Bub Member of the Management Board until 30.6.2007	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board until 30.6.2007)	Hypo Pfandbrief Bank International S.A., Luxembourg (Chairman of the Administrative Board until 30.6 2007)
	Collineo Asset Management GmbH, Dortmund (Chairman of the Administrative Board until 30.6.2007)	Hypo Capital Markets, Inc., New York/USA (Chairman of the Board until 30.6 2007)
		Hypo Public Finance USA, Inc., New York/USA (Chairman of the Board until 30.6 2007)
		HARDT GROUP Investments AG, Vienna/Austria (Deputy Chairman of the Supervisory Board)
Cyril Dunne Member of the Management Board from 9.10.2007	Hypo Real Estate Systems GmbH, Stuttgart (Chairman of the Supervisory Board from 21.11.2007)	DEPFA BANK plc, Dublin/Ireland (Non-Executive Member of the from of Directors from 5.10.2007)
Dr. Paul Eisele Member of the Management Board until 31.5.2007	Hypo Real Estate Bank AG, Munich (Deputy Chairman of the Supervisory Board until 31.1.2007)	Hypo Public Finance Bank, Dublin/Ireland (Chairman of the Board until 31.1.2007)
Dr. Markus Fell	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board until 15.2.2007, Deputy Chairman of the Supervisory Board from 16.2.2007)	Flint Nominees Limited, London/Great Britain (Director), formerly Hypo Real Estate Capital Ltd., London
	Hypo Real Estate Bank International AG, Munich (First Deputy Chairman of the Supervisory Board)	Hypo Public Finance Bank, Dublin/Ireland (Non-Executive Member of the Board of Directors)
	Hypo Real Estate Systems GmbH, Stuttgart (Chairman of the Supervisory Board until 21.11.2007, Member of the Supervisory Board from 21.11.2007)	DEPFA BANK plc, Dublin/Ireland (Deputy Chairman of the Board of Directors from 5.10.2007)
Thomas Glynn Member of the Management Board from 1.2.2007	Collineo Asset Management GmbH, Dortmund (Chairman of the Administrative Board from 1.7.2007)	Hypo Capital Markets, Inc., New York/USA (Chairman of the Board from 1.7.2007)
		Collineo Asset Management USA Inc., USA (Member of the Board of Directors)
Dr. Robert Grassinger Member of the Management Board from 1.2.2007		Hypo Pfandbrief Bank International S.A., Luxembourg (Chairman of the Administrative Board from 3.8.2007)
Bo Heide-Ottosen Member of the Management Board from 9.10.2007	DEPFA Deutsche Pfandbriefbank AG, Eschborn (Chairman of the Supervisory Board from 9.11.2007)	DEPFA ACS Bank, Dublin/Ireland (Chairman of the Supervisory Board)
Frank Lamby	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board from 1.2.2007)	
Bettina von Oesterreich Member of the Management Board from 1.2.2007	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board from 4.7.2007)	Hypo Public Finance Bank, Dublin/Irland (Non-Executive Member of the Board of Directors)
	DEPFA Deutsche Pfandbriefbank AG, Eschborn (Deputy Chairman of the Supervisory Board from 12.3.2008, Member of the Supervisory Board from 9.11.2007)	Quadra Realty Trust Inc., New York/USA (US REIT) (Member of the Board from 15.2.2007)
		DEPFA BANK plc, Dublin/Ireland (Non-Executive Member of the Board of Directors from 5.10.2007)
		Hypo Real Estate Capital Corporation, New York/USA (Non-Executive Member of the Board until 24.5.2007)

Mandates of the Supervisory Board

as of 19.3.2008	Positions held on other statutory Supervisory Boards of German companies	Memberships of comparable controlling bodies of commercial enterprises in Germany and in other countries
Kurt F. Viermetz Chairman of the Supervisory Board	Deutsche Börse AG, Frankfurt/Main (Chairman of the Supervisory Board)	
	KfW IPEX-Bank GmbH, Frankfurt/Main (Member of the Supervisory Board from 12.12.2007)	
Prof. Dr. Klaus Pohle	DWS Investment GmbH, Frankfurt/Main (Member of the Supervisory Board and Chairman of the Audit Committee)	COTY Inc., New York/USA (Non-Executive Member of the Board and Chairman of the Audit Committee)
		Sanofi-Aventis S.A., Paris/France (Administrateur and Chairman of the Audit Committee)
Dr. Frank Heintzeler	Walter AG, Tuebingen (Chairman of the Supervisory Board)	
	Dr. Haas GmbH, Mannheim (Mannheimer Morgen) (Chairman of the Advisory Board)	
	L-Bank – Landeskreditbank Baden-Württemberg –, Karlsruhe/Stuttgart (Member of the Advisory Board)	
	Baden-Württembergische Bank, Stuttgart (Member of the Supervisory Board)	
Antoine Jeancourt-Galignani		Gecina S.A., Paris/France (Director)
		Société Nationale d'Assurances Group S.A.L., Beirut/Lebanon (Chairman of the Board until 6/2007, Member of the Board from 6/2007)
		Euro Disney S.C.A., Marne-La-Vallée/France (Chairman of the Supervisory Board)
		AGF S.A., Paris/France (Director until 12.1.2007)
		Société Générale S.A., Paris/France (Director)
		Total S.A., Paris/France (Director)
		Kaufman & Broad S.A., Paris/France (Director)
		Oddo & Cie S.C.A., Paris/France (Member of the Supervisory Board)
Dr. Pieter Korteweg		Cerberus Global Investment Advisors, LLC, New York/USA (Senior Advisor and Vice-Chairman)
		DaimlerChrysler Nederland B.V. (Non-Executive Member of the Supervisory Board)
		Aozora Bank Ltd., Tokyo/Japan (Non-Executive Member of the Board)
		Development Fund Netherlands Antilles (SONA), Den Haag/The Netherlands (Executive Member of the Board)
		AerCap Holdings N.V., Schiphol/The Netherlands (Chairman of the Board)
		BAWAG P.S.K. Bank, Vienna/Austria (Non-Executive Member of the Supervisory Board from 27.8.2007)

Mandates of the Supervisory Board

as of 29.2.2008	Positions held on other statutory Supervisory Boards of German companies	Memberships of comparable controlling bodies of commercial enterprises in Germany and in other countries
Robert H. Mundheim Member of the Supervisory Board until 31.1.2007		Shearman & Sterling LLP, New York/USA (Of Counsel)
		Arnhold and S. Bleichroeder Advisers, Inc., New York/USA (Director)
		eCollege.com, Inc., Chicago/USA (Director)
Thomas Quinn Member of the Supervisory Board from 31.5.2007	No current mandates existing	

Remuneration paid to persons with key functions in the Group (Senior Management)[1]

in € thousand	2007 Total fixed remuneration[2]	2007 Profit-related components[3]	2007 Total	2006 Total
Total	12,317	14,530	**26,847**	19,837

[1] Members of the Management Board and executive vice presidents of the subsidiary (excluding Members of the Managment Board of Hypo Holdings) as well as managers of Hypo Real Estate Systems GmbH and the heads of department of Hypo Real Estate Holding AG
[2] Includes, within limits, general expenses for fringe benefits, which underly taxation and abroad also social security
[3] Profit-related remuneration for the year 2007, but partially paid 2008

The compensation for the members of the Management Board and the members of the Supervisory Board is shown (inclusive tables) in the compensation report.

In 2007, the members of the Supervisory Board did not receive any compensation for personal services. On the reference date for the financial statements, there were no receivables in respect of members of the Supervisory Board.

The following table sets out shares and share derivatives of Hypo Real Estate Holding AG which have been purchased or sold by members of the Supervisory Board and Management Board of Hypo Real Estate Holding AG in accordance with the disclosure obligation pursuant to section 15 a of the Securities Trading Act (Wertpapierhandelsgesetz – WpHG) (directors' dealings):

Directors' Dealings (§ 15 a WpHG)

Name and function as member of the executive bodies	Type of transaction	Discription and ISIN/WKN of financial instrument	Date and place of transaction	Price in €	Number of items	Discription and ISIN/WKN of underlying financial instrument	Strike price in €	Price multiplier	Expiration date
Dr. Markus Fell Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	24.7.2007 Frankfurt Xetra	45.52	1,009	–	–	–	–
Dr. Markus Fell Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	24.7.2007 Frankfurt Xetra	45.55	1,119	–	–	–	–
Dr. Markus Fell Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	24.7.2007 Frankfurt Xetra	45.56	820	–	–	–	–

Directors' Dealings (§ 15a WpHG)

Name and function as member of the executive bodies	Type of transaction	Discription and ISIN/WKN of financial instrument	Date and place of transaction	Price in €	Number of items	Discription and ISIN/WKN of underlying financial instrument	Strike price in €	Price multiplier	Expiration date
Dr. Markus Fell Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	24.7.2007 Frankfurt Xetra	45.58	1,291	–	–	–	–
Dr. Markus Fell Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	24.7.2007 Frankfurt Xetra	45.59	761	–	–	–	–
Thomas Glynn Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	24.7.2007 Frankfurt Xetra	46.19	2,000	–	–	–	–
Thomas Glynn Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.8.2007 Frankfurt Xetra	39.35	1,000	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.24	932	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.20	200	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.19	2,800	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.18	380	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.17	100	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.14	357	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.13	300	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.08	200	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.05	1,083	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.25	3,648	–	–	–	–

Directors' Dealings (§ 15 a WpHG)

Name and function as member of the executive bodies	Type of transaction	Discription and ISIN/WKN of financial instrument	Date and place of transaction	Price in €	Number of items	Discription and ISIN/WKN of underlying financial instrument	Strike price in €	Price multiplier	Expiration date
Kurt F. Viermetz Member of the Supervisory Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	11.9.2007 Frankfurt	38.5605	10,000	–	–	–	–
Dr. Robert Grassinger Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	13.9.2007 Frankfurt Xetra	37.89	1,744	–	–	–	–
Dr. Robert Grassinger Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	13.9.2007 Frankfurt Xetra	37.90	100	–	–	–	–
Dr. Robert Grassinger Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	13.9.2007 Frankfurt Xetra	37.91	156	–	–	–	–
Frank Lamby Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	13.9.2007 Frankfurt Xetra	37.79	792	–	–	–	–
Frank Lamby Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	13.9.2007 Frankfurt Xetra	37.80	208	–	–	–	–
Frank Lamby Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	14.9.2007 Frankfurt Xetra	36.50	1,000	–	–	–	–
Frank Lamby Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	14.9.2007 Frankfurt Xetra	37.50	2,000	–	–	–	–
Frank Lamby Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	14.9.2007 Frankfurt Xetra	37.46	400	–	–	–	–
Frank Lamby Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	14.9.2007 Frankfurt Xetra	37.47	600	–	–	–	–
Prof. Dr. Klaus Pohle Member of the Supervisory Board	Buy	Discount certificate 19.12.2008 Hypo Real 44 (UBS AG Ldn.) DE000UB7MMS3 UB7MMS	17.9.2007 EUWAX Stuttgart	32.34	7,500	Shares of Hypo Real Estate Holding AG DE0008027707 802770	44.00	–	19.12. 2008

On 31 December 2007, the members of the Management Board and Supervisory Board together held less than 1% of the total shares issued by the company. Georg Funke held a total of 40,876 shares. The stock of shares of Kurt F. Viermetz comprises 60,000 shares.

Group membership

Names and registered offices of companies, in which the company owns at least 20% as well as details of the extent of the capital stake, shareholders' equity and results of the last financial year for which financial statements are available The list of shareholdings of Hypo Real Estate Holding AG as of 31 December 2007 is enclosed as an appendix. Additionally it will be published at electronic federal bulletin ("Elektronischer Bundesanzeiger").

Enclosures to the Notes

Development of Fixed Assets

in €	Acquisition/production costs Balance 1.1.2007	Additions	Disposals	Reclassifications	Balance 31.12.2007
Intangible assets					
Licenses and software	4,260,984.69	2,302,907.58	–	–	6,563,892.27
Property, plant and equipment					
Operational and office equipment	1,917,567.14	313,733.59	211,178.45	–	2,020,122.28
Financial assets					
Shares in affiliated companies	4,341,026,804.71	6,758,194,604.96	705,693,027.37	–	10,393,528,382.30
Loans to affiliated companies	90,000,000.00	–	–	–	90,000,000.00
Security investments	89,868,791.57	–	–	–	89,868,791.57
	4,520,895,596.28	6,758,194,604.96	705,693,027.37	–	10,573,397,173.87
	4,527,074,148.11	**6,760,811,246.13**	**705,904,205.82**	–	**10,581,981,188.42**

Amortisation/Depreciation				Carrying amounts	
Balance 1.1.2007	Amortisation/ Depreciation of the financial year incl. changes from foreign currency translation	Disposals	Balance 31.12.2007	1.1.2007	31.12.2007
1,135,311.29	5,406,592.98	–	6,541,904.27	3,125,673.40	21,988.00
994,339.79	314,277.14	210,954.45	1,097,662.48	923,227.35	922,459.80
1,000,000.00	–	–	1,000,000.00	4,340,026,804.71	10,392,528,382.30
–	–	–	–	90,000,000.00	90,000,000.00
–	353,961.95	–	353,961.95	89,868,791.57	89,514,829.62
1,000,000.00	353,961.95	–	1,353,961.95	4,519,895,596.28	10,572,043,211.92
3,129,651.08	**6,074,832.07**	**210,954.45**	**8,993,528.70**	**4,523,944,497.03**	**10,572,987,659.72**

Holdings of Hypo Real Estate Holding AG
as of 31.12.2007

Name and place of business	Interest in % Total Sec 16 (4) Stock Corp. Act	of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/loss in thousand	Alternative financial year
Subsidiaries							
Consolidated subsidiaries							
Banks and financial institutions							
Domestic banks and financial institutions							
DEPFA Deutsche Pfandbriefbank AG, Eschborn	100.00	–	€	54,120,612	871,994	36,600	–
Hypo Real Estate Bank AG, Munich	100.00	–	€	73,386,992	1,876,109	40,161	–
Hypo Real Estate Bank International AG, Munich	100.00	–	€	60,795,155	1,793,503	[1]	–
Foreign banks and financial institutions							
DEPFA ACS Bank plc, Dublin	100.00	100.00	€	68,963,032	691,078	110,979	–
DEPFA BANK plc, Dublin	100.00	–	€	152,611,182	2,733,879	72,386	–
DePfa-Bank Europe plc, Dublin	100.00	100.00	€	64,831	30,346	942	–
Hypo Capital Markets Inc., New York	100.00	100.00	US $	7,284	6,150	392	–
Hypo Pfandbrief Bank International S.A., Luxembourg	99.99	99.99	€	10,739,303	106,722	7,300	–
Hypo Public Finance Bank, Dublin	99.99	99.99	€	11,950,530	481,628	−33,644	–
Hypo Public Finance USA Inc., New York	100.00	100.00	US $	1,485,766	87,565	4,225	–
Hypo Real Estate Capital Hong Kong Corp. Limited, Hong Kong	100.00	100.00	HK $	2,066,939	−31,293	−16,741	–
Hypo Real Estate Capital India Corp., Private Ltd., Mumbai	100.00	100.00	INR	393,256	317,211	38,261	–
Hypo Real Estate Capital Singapore Corporation Private Ltd., Singapore	100.00	100.00	SG $	152,977	216	−1,328	–
Other consolidated subsidiaries							
Collineo Asset Management GmbH, Dortmund	100.00	100.00	€	15,933	13,917	2,970	–
Collineo Asset Management USA Inc., New York	100.00	100.00	US $	2,712	1,769	381	–
DEPFA Asset Management Romania S.A., Bucharest	90.00	90.00	RON	5,416	5,341	83	–
DEPFA Bank Representacoes Ltda., São Paulo	100.00	100.00	€	1,939	268	102	–
DEPFA Finance N.V., Amsterdam	100.00	100.00	€	160,181	4,259	1,053	–
DEPFA First Albany Securities LLC, New York	100.00	100.00	US $	252,462	42,500	−7,800	–
DEPFA Funding II LP, London	100.00	100.00	€	407,449	–	–	–
DEPFA Funding III LP, London	100.00	100.00	€	301,076	105	−207	–

[1] Profit transfer by shareholders on the basis of the profit and loss transfer agreement

Holdings of Hypo Real Estate Holding AG
as of 31.12.2007

Name and place of business	Interest in % Total Sec 16 (4) Stock Corp. Act	of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/loss in thousand	Alternative financial year
DEPFA Funding IV LP, London	100.00	100.00	€	519,649	–	–	–
DEPFA Hold Six, Dublin	100.00	100.00	€	1,359	1,358	–	–
DEPFA Holdings B.V., Amsterdam	100.00	100.00	€	96	67	–245	–
DEPFA International Holdings GmbH i.L., Eschborn	100.00	100.00	€	6	6	13	–
DEPFA Investment Bank Ltd. i.L., Nicosia	100.00	100.00	€	14,156	11,480	4,597	–
DEPFA Ireland Holding Ltd., Dublin	100.00	100.00	€	266,450	2,744	226	–
DEPFA Zweite GmbH i.L., Eschborn	100.00	100.00	€	421	418	–1	–
Flint Nominees Ltd., London	100.00	100.00	GB£	147,871	73,262	8,795	–
Hypo Property Investment (1992) Ltd., London	100.00	50.00	GB£	2	1	1	–
Hypo Property Investment Ltd., London	100.00	100.00	GB£	471	352	12	–
Hypo Property Participation Ltd., London	100.00	100.00	GB£	226	226	26	–
Hypo Property Services Ltd., London	100.00	100.00	GB£	108	107	5	–
Hypo Real Estate Capital Corp., New York	100.00	100.00	US$	6,034,067	428,630	26,389	–
Hypo Real Estate Capital Japan Corp., Tokyo	100.00	100.00	JP¥	343,620,142	30,834,100	–74,185	–
Hypo Real Estate Finance B.V., Amsterdam	100.00	–	€	459,232	93	75	–
Hypo Real Estate International LLC I, Wilmington	100.00	100.00	€	361,324	27	–	–
Hypo Real Estate International Trust I, Wilmington	100.00	100.00	€	361,298	52	2	–
Hypo Real Estate Investment Banking Ltd., London	100.00	100.00	GB£	487	203	–2	–
Hypo Real Estate Transactions S.A.S., Paris	100.00	100.00	€	59,824	–32	15	–
IMMO Immobilien Management GmbH & Co. KG, Munich	94.00	94.00	€	41,410	116	198	–
Isar Gotham West 38th Street LLC i.L., New York	100.00	100.00	US$	–	–	–	–
Nebra Hold One Ltd. i.L., Dublin	100.00	100.00	€	1,415	6	1,405	–
Ragnarök Vermögensverwaltung AG & Co. KG, Munich	94.00	94.00	€	61,486	–1,289	–1,289	–
The Greater Manchester Property Enterprise Fund Ltd., London	100.00	100.00	GB£	132	128	5	–
The India Debt Opportunities Fund Ltd., Ebene, Mauritius	100.00	100.00	INR	14,540,648	14,538,970	2,673,844	–
WH-Erste Grundstücks GmbH & Co. KG, Schoenefeld	94.00	94.00	€	150,780	126,416	12,368	–
WH-Zweite Grundstücks GmbH & Co. KG, Schoenefeld	94.00	94.00	€	70,048	69,906	11,809	–
Zamara Investments Ltd., Gibraltar	100.00	100.00	GB£	11,000	11,000	605	–

Holdings of Hypo Real Estate Holding AG
as of 31.12.2007

Name and place of business	Interest in % Total Sec 16 (4) Stock Corp. Act	of which held indirectly	Currency	Total asset in thousand	Equity, in thousand	Net income/loss in thousand	Alternative financial year
Non-consolidated subsidiaries							
Other non-consolidated subsidiaries							
DBE Property Holdings Ltd., Dublin	100.00	100.00	€	67	57	–	–
DEPFA Erste GmbH, Frankfurt/Main	100.00	100.00	€	–	–	–	–
DEPFA Hold Four Ltd., Dublin	100.00	100.00	€	–	–	–	–
DEPFA Hold One Ltd., Dublin	100.00	100.00	€	–	–	–	–
DEPFA Hold Three Ltd., Dublin	100.00	100.00	€	–	–	–	–
DEPFA Hold Two Ltd., Dublin	100.00	100.00	€	–	–	–	–
DEPFA Royalty Management Ltd., Dublin	100.00	100.00	€	64	64	–11	–
Frappant Altona GmbH, Munich	94.04	94.04	€	11,930	25	2)	–
FUNDUS Gesellschaft für Grundbesitz und Beteiligungen mbH, Munich	94.00	94.00	€	3,679	904	1)	–
GfI-Gesellschaft für Immobilienentwicklung und -verwaltung mbH i.L, Stuttgart	100.00	100.00	€	339	61	–117	1.1.–31.12.2006
GGV Gesellschaft für Grundbesitzverwaltung und Immobilien-Management mbH, Munich	93.95	93.95	€	2,157	2,072	1)	–
Högni Portfolio GmbH, Munich	100.00	100.00	€	25	25	–	1.1.–31.12.2006
Hypo Dublin Properties Limited, Dublin	100.00	100.00	€	7	–84	71	–
Hypo Real Estate International LLC II, Wilmington	100.00	100.00	US $	–	–	–	–
Hypo Real Estate International Trust II, Wilmington	100.00	100.00	US $	–	–	–	–
Hypo Real Estate Systems GmbH, Stuttgart	100.00	–	€	15,368	2,717	101	1.1.–31.12.2006
IMMO Immobilien Management Beteiligungsgesellschaft mbH, Munich	100.00	100.00	€	37	36	4	–
IMMO Invest Gewerbe GmbH, Munich	100.00	100.00	€	26	26	1)	–
IMMO Invest Real Estate GmbH, Munich	100.00	100.00	€	28	28	1)	–
IMMO Invest Wohnwirtschaft GmbH, Munich	100.00	100.00	€	23	23	1)	–
IMMO Trading GmbH, Munich	100.00	100.00	€	700	525	1)	–
Meridies Grundbesitz- und Bebauungsgesellschaft mbH, Munich	94.00	94.00	€	1,106	78	1)	–
PBI-Beteiligungs-GmbH i.L., Munich	100.00	83.33	€	51,831	51,548	10	1.1.–31.12.2006
WestHyp Immobilien Holding GmbH, Munich	100.00	100.00	€	904	629	30	–

1) Profit transfer by shareholders on the basis of profit and loss transfer agreements
2) Profit transferred by Meridies Grundbesitz- und Bebauungsgesellschaft mbH, Munich, on the basis of profit and loss transfer agreement

Holdings of Hypo Real Estate Holding AG
as of 31.12.2007

Name and place of business	Interest in % – Total Sec 16 (4) Stock Corp. Act	Interest in % – of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/loss in thousand	Alternative financial year
WGS Wohn- und Grundbesitz Stendal GmbH, Stendal	100.00	100.00	€	43	38	–4	1.1.– 31.12.2006
WH-Erste Grundstücks Verwaltungs GmbH, Schoenefeld	100.00	100.00	€	287	278	–2	–
WHI Württemberger Hypo Immobilienbewertungs- und Beratungsgesellschaft mbH, Stuttgart	100.00	100.00	€	277	170	–24	1.1.– 31.12.2006
WH-Zweite Grundstücks Verwaltungs GmbH, Schoenefeld	100.00	100.00	€	19	19	–	1.1.– 31.12.2006
Associated companies							
Associated companies valued using the equity method							
Other companies							
Quadra Realty Trust Inc., New York	34.72	34.72	US $	1)	1)	1)	–
Minor associated companies							
Other companies							
Aerodrom Bureau Verwaltungs GmbH, Berlin	32.00	32.00	€	666	–	–46	1.1.– 31.12.2005
Airport Bureau Verwaltungs GmbH, Berlin	32.00	32.00	€	305	–	–372	1.1.– 31.12.2005
Burleigh Court (Barnsley) Management Limited, London	20.00	20.00	GB £	–	–	–	–
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Stuttgart	50.00	50.00	€	29	28	–	1.1.– 31.12.2006
SANO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG, Duesseldorf	33.33	33.33	€	15,295	–3,903	64	1.1.– 31.12.2006
SOMA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Darmstadt KG, Duesseldorf	33.33	33.33	€	35,387	–7,085	–928	1.1.– 31.12.2006
SP Projektentwicklung Schönefeld GmbH & Co. KG, Stuttgart	50.00	50.00	€	30,248	29,394	–95	1.1.– 31.12.2006
Vierte Airport Bureau Center KG Airport Bureau Verwaltungs GmbH & Co., Berlin	32.00	32.00	€	9,209	–2,894	356	1.1.– 31.12.2006
Wisus Beteiligungs GmbH & Co. Zweite Vermietungs-KG, Munich	33.00	33.00	€	11,309	–3,346	140	–

1) As the company is listed at New York Stock Exchange, financial information as of 31 December 2007 must not be published in the report of Hypo Real Estate Holding AG.

Holdings of Hypo Real Estate Holding AG
as of 31.12.2007

Name and place of business	Interest in % Total Sec 16 (4) Stock Corp. Act	of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/loss in thousand	Alternative financial year
Other investments							
Banks and other financial institutions							
Stuttgarter Volksbank AG, Stuttgart	0.18	0.18	€	2,211,232	143,073	3,781	1.1.–31.12.2006
Other companies							
Ägir Vermögensverwaltung GmbH & Co. KG, Munich	0.01	0.01	€	44,105	3	−53	1.1.–31.12.2006
ARSAGO ACM GmbH, Frankfurt/Main	5.00	5.00	€	–	–	–	–
ARSAGO ACM Holding AG, Huenenberg	5.00	5.00	€	–	–	–	–
Babcock & Brown Limited, Sydney	2.20	–	AU $	1,907,310	1,292,569	75,433	1.1.–31.12.2006
Deutsches Theater Grund- und Hausbesitz GmbH, Munich	3.30	3.30	€	11,668	2,481	337	1.1.–31.12.2006
Illit Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Gruenwald	5.00	5.00	€	68,929	−16,374	−1,060	1.1.–31.12.2006
Inula Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Gruenwald	10.00	10.00	€	100,045	−46,986	990	1.1.–31.12.2006
KOROS Grundstücks-Verwaltungs GmbH & Co. KG, Gruenwald	2.50	2.50	€	19,682	–	386	1.1.–31.12.2006
LEG Landesentwicklungsgesellschaft Nordrhein-Westfalen GmbH, Duesseldorf	>0	>0	€	1,273,576	152,260	−17,829	1.1.–31.12.2006
WILMA Bouwfonds Bauprojekte GmbH & Co. „An den Teichen" KG, Ratingen	5.00	5.00	€	117	86	32	1.1.–31.12.2006

Exchange rates

as of 31.12.2007		
Australia	1 € =	AU$ 1.6757
Great Britain	1 € =	GB£ 0.73335
Hong Kong	1 € =	HK$ 11.4800
India	1 € =	INR 58.02282
Japan	1 € =	JP¥ 164.93
Romania	1 € =	RON 3.6077
Singapore	1 € =	SG$ 2.1163
USA	1 € =	US$ 1.4721

Consolidated special purpose entities (without capital holding)

Name of SPE	Role of Hypo Real Estate Group	Purpose of SPE
DEPFA BANK plc Deferred Stock Trust, Dublin	Investor	Purchase of treasury shares for staff programme
Duke 2002 Ltd., St. Helier, Jersey	Originator	Securitisation of loans from customers/ Issuance of Credit linked notes (CLN)
Estate Germany 2007-1 Limited, Dublin	Originator	Securitisation of loans from customers/ Issuance of Credit linked notes (CLN)
Geco 2002 Ltd., St. Helier, Jersey	Originator	Securitisation of loans from customers/ Issuance of Credit linked notes (CLN)
Green Finance Srl, Rome	Originator	Bond issued by Special purpose vehicle (SPV) used to finance receivables
House of Europe Funding II plc, Dublin	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
House of Europe Funding III plc, Dublin	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
House of Europe I Ltd., House of Europe Funding I LLC, Grand Cayman, Cayman Islands	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
Kiel I Ltd., St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Kiel II Ltd., St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Kiel III Ltd., St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Kiel IV Ltd., St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Kiel IX Ltd., St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Kiel V Ltd., St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Kiel VI Ltd., St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Kiel VII Ltd., St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Kiel VIII Ltd., St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Octagon Ltd, Grand Cayman, Cayman Islands	Originator, Sponsor, Investor	Warehousing, Provider of First loss piece (FLP) in an active managed fund
Pallas Capital Corp., Wilmington	Originator, Sponsor	Funding vehicle
R-ESTATE Germany-6 GmbH, Frankfurt	Originator	Securitisation of loans from customers/ Issuance of Credit linked notes (CLN)
San Sabia Capital Corporation, Wilmington	Originator	Funding vehicle
Third Essential Public Infrastructure Capital GmbH, Frankfurt	Originator	Issuance of Credit linked notes (CLN)

Non consolidated special purpose entities according to SIC 12

Name of SPE	Role of Hypo Real Estate Group	Purpose of SPE
Alpine Securitization Corp., Wilmington	FLP-LOC-investor/guarantor	Securitization platform/conduit
Bonifacius, Ltd., Dublin, Ireland; Bonifacius LLC, Newark	Sponsor, Investor	Credit risk transfer/ Securitisation of Mortgage backed Securities (MBS)/ Collateralized debt obligation (CDO)
Essential Public Infrastructure Capital plc, Dublin	Originator	Securitisation of loans
Essential Public Infrastructure II GmbH, Frankfurt	Originator	Securitisation of loans
Euromax III MBS Limited, Grand Cayman, Cayman Islands	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
Euromax IV MBS S.A., Luxembourg	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
EUROMAX V ABS plc, Dublin	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
EUROMAX VI ABS LIMITED, Dublin	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
European Prime Real Estate No. 1 plc, London	Originator	Credit risk transfer
HALCYON 2005-1, Ltd., Grand Cayman, Cayman Islands	Originator	Credit risk transfer for trading positions
HALCYON 2005-2, Ltd., Grand Cayman, Cayman Islands	Originator	Credit risk transfer for trading positions
House of Europe Funding V plc, Dublin	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
House of Europe Funding IV plc, Dublin	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
Kells Funding Limited, Grand Cayman, Cayman Islands	Originator, Sponsor	Total Rate of Return (TRR) Conduit
MORRIGAN TRR FUNDING LLC, Wilmington	Originator, Sponsor	Total Rate of Return (TRR) Conduit
Omega Capital Funding Limited, Dublin	Investor, Sponsor	Liquidity line provision
Pegasus 2006-1, Ltd., Grand Cayman, Cayman Islands	Originator	Credit risk transfer for trading positions
Pegasus 2007-1, Ltd., Grand Cayman, Cayman Islands	Originator	Credit risk transfer for trading positions
Process Home 2003 plc, Dublin	Originator	Securitisation of customer loans/ Issue of CLN
Provide Home 2002-1 plc, Dublin	Originator	Securitisation of customer loans/ Issue of CLN
PSION Synthetic CDO I plc, Dublin	Originator	Securitisation of sovereign exposure
Ranadon Ltd., Hagnola Ltd., Drambol Ltd., Dublin	Co-originator	Credit risk transfer for trading positions
Sterlingmax I MBS Ltd., Grand Cayman, Cayman Islands	Investor, Servicer	Securitisation of Asset backed Securities (ABS)

Munich, 25 March 2008

Hypo Real Estate Holding Aktiengesellschaft
The Management Board

Georg Funke (CEO)	Cyril Dunne	Dr. Markus Fell	Thomas Glynn
Dr. Robert Grassinger	Bo Heide-Ottosen	Frank Lamby	Bettina von Oesterreich

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the group management report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group.

Munich, 25 March 2008

Hypo Real Estate Holding Aktiengesellschaft
The Management Board

Georg Funke (CEO) | Cyril Dunne | Dr. Markus Fell | Thomas Glynn

Dr. Robert Grassinger | Bo Heide-Ottosen | Frank Lamby | Bettina von Oesterreich

Auditor's Report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and the management report of the Hypo Real Estate Holding AG, Munich, for the business year from 1 January 2007 to 31 December 2007. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § [Article] 317 HGB ["Handelsgesetzbuch": "German Commercial Code"] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements comply with the legal requirements and give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German principles of proper accounting. The management report is consistent with the annual financial statements and as a whole provides a suitable view of the Company's position and suitably presents the opportunities and risks of future development.

Munich, 25 March 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Bors
Wirtschaftsprüfer

Techet
Wirtschaftsprüfer

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 München
Telefon +49(0)89 203007-0
Telefax +49(0)89 203007-772
www.hyporealestate.com

Hypo Real Estate
GROUP



Annual Report 2007

Financial Highlights

		2007	2006
Operating performance according to IFRS			
Pre-tax profit	in € million	587	571
Adjusted pre-tax profit[1]	in € million	691	571
Net income/loss	in € million	457	542
Adjusted net income/loss[2]	in € million	504	429
Key ratio		**2007**	**2006**
Return on equity after taxes[2]	in %	9.4	9.9
Pro forma operating performance[3]		**2007**	**2006**
Pre-tax profit	in € million	862	1,058
Adjusted pre-tax profit[4]	in € million	1,073	1,105
Balance sheet figures		**31.12.2007**	**31.12.2006**
Total assets	in € billion	400.2	161.6
Equity (excluding revaluation reserve)	in € billion	7.9	4.9
Key capital ratios complaint with BIS rules		**31.12.2007**	**31.12.2006**
Core capital[5]	in € billion	7.1	4.6
Own funds[5]	in € billion	10.0	6.6
Risk assets	in € billion	101.0	66.4
Core capital ratio[5]	in %	7.0	7.0
Own funds ratio[5]	in %	9.4	9.3
Personnel		**31.12.2007**	**31.12.2006[6]**
Employees		2,000	1,829
Portfolio figures		**31.12.2007**	**31.12.2006[6]**
Volume of strategic real estate financing	in € billion	65.6	62.2
Volume of state financing	in € billion	229.0	244.2
Volume of infrastructure financing	in € billion	18.4	10.1

[1] Excluding result from DEPFA since 2 October 2007, additional restructuring expenses for the DEPFA integration, refinancing expenses for the DEPFA acquisition, special effect from measurement of derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income and the profit from sale of performing real estate loans
[2] Excluding the effects mentioned under 1) and the tax effects resulting out of it (calculated with the overall Group tax rate of 25 %) as well as the effects from capitalised losses carried forward, the effect from revaluation according to Corporate Tax Reform Act and the income of capitalised corporate income tax claims
[3] Assumes first time consolidation of DEPFA at 1 January 2006
[4] Excluding special effect from measurement of derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income and the profit from sale of performing real estate loans
[5] As per approved annual financial statements and after profit distribution
[6] Including DEPFA

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolut figures.
The previous year figures used in this report have been adjusted to the business segments Commercial Real Estate, Public Sector & Infrastructure Finance and Capital Markets & Asset Management which have been redefined as a result of the reorganisation of the Group.

Responsibility, integrity and professionalism

The Hypo Real Estate Group's business principles apply to all units within the Group and constitute an essential factor for its success in business. A transparent structure, clearly communicated business goals and their resolute attainment create real shareholder value. Hypo Real Estate Group's foremost aim is to provide its shareholders with an attractive return on their investment.

Communications Hypo Real Estate Group places great emphasis on transparency and credibility. An essential prerequisite for this is an open and clear communication policy, both internally with respect to employees and externally with respect to customers, shareholders and capital markets.

Sustainability Hypo Real Estate Group is dedicated to its customers' satisfaction. The Group provides high-quality professional transaction banking and strives to expand its competitive edge through excellent service and optimum customer benefit. The Group's units have set themselves the goal of a long-term, sustainable creation of value. They aim to be the best, not the biggest.

Employees Sustainable success is only achievable through competent and motivated employees. Hypo Real Estate Group's management and staff can point to years of experience and profound product know-how. The Group embraces the performance principle, rewarding performance that is above average. In return, it expects loyalty, integrity, responsibility, dedication, flexibility and personal mobility from its employees. Also, teamwork and respect for one's colleagues are part of the corporate culture. A low rate of staff turnover is the mark of a working climate which leaves room for entrepreneurial behaviour and offers sufficient career opportunities. Its success has made Hypo Real Estate Group an attractive employer for top-notch professionals. Because the Group operates throughout the world, the corporate language is English. Therefore, a good command of the language and the ability to overcome language barriers is a necessity. The internationality of its staff means that "multicultural" is not just a phrase here, but is indeed a reality.

Risk-consciousness In order to be successful in the long term and to achieve a high profitability, an efficient risk management is necessary. For this reason, the Group feels obligated to those customers and markets that fulfill its expectations as to risk and return.

Ethical standards For a bank, a good reputation is indispensable. Integrity and reliability are conditions for creating trust and for earning it. This applies to customers, to employees and to other stakeholders with which the company is involved. Hypo Real Estate Group expects its employees to conform to high ethical standards.

Operating Structure

Hypo Real Estate Holding AG
Munich

Commercial Real Estate
International and German
commercial real estate financing

Public Sector & Infrastructure Finance
Public sector and
infrastructure financing

Capital Markets & Asset Management
Capital Markets &
Asset Management

Ratings

Ratings

as of 20 March 2008		Moody's	S&P	Fitch Ratings	DBRS
Hypo Real Estate Bank International AG	long-term	A1	A	A	A (high)
	short-term	P–1	A–1	F1	R–1 (middle)
	outlook	Stable	Negative	Positive[1]	Stable
Hypo Real Estate Bank AG	long-term	A2	A	A	A (high)
	short-term	P–1	A–1	F1	R–1 (middle)
	outlook	Stable	Negative	Positive[1]	Stable
DEPFA BANK plc	long-term	Aa3	A+	AA–	–
	short-term	P–1	A–1	F1+	R–1 (middle)
	outlook	Stable	Negative	Stable	Stable
DEPFA Deutsche Pfandbriefbank AG	long-term	Aa3	A	A	–
	short-term	P–1	A–1	F1	–
	outlook	Stable	Negative	Positive[1]	–

[1] Rating watch long-term rating

Content



To our Shareholders



The Shares



Financial Review



Consolidated Financial Statements



Service Chapter



Sometimes it takes two.

The acquisition of DEPFA complements the range of products and services in an ideal manner. Its success is based on two stable pillars: commercial real estate financing as well as public sector and infrastructure finance.


To become one great company.


We didn't only
change size.
More size provides more opportunities.
With its new structure, the Hypo Real
Estate Group is opening up further market
fields with strong potential. For instance
in the field of infrastructure finance.


We changed
perspective.

There are global players.

The Hypo Real Estate Group has set itself ambitious targets and is pursuing these targets with determination. It not only intends to participate on the international market; but also to take part in the process of shaping it.


And there are leading acts.



Think ahead.

Diversification means gaining new growth potential and achieving appropriate risk situation.


Grow adequately.



from left to right:
Thomas Glynn
Dr. Markus Fell
Bo Heide-Ottosen
Georg Funke, CEO
Bettina von Oesterreich
Cyril Dunne
Frank Lamby
Dr. Robert Grassinger

Dear shareholders,

The year 2007 was the most eventful year in the still recent history of our company. It was a year with a lot of success, but it also had to cope with challenges and burdens. We have strategically developed our business model and extended the base of our business with Public Finance and Infrastructure Finance.

New business has reported good results, some of which were very good.



The development in operating business is satisfactory, although the strains attributable to the turmoil on the financial markets which have been evident since mid-2007 have had a negative impact. All in all, Hypo Real Estate Group's strategic development has made a major step forward.

The main event was the acquisition of DEPFA BANK plc with registered offices in Dublin, which we announced on 23 July 2007. We were able to successfully complete the acquisition at the beginning of October, which was only around two months after the initial announcement. Since then, 100 % of the shares in DEPFA BANK plc have been held by Hypo Real Estate Holding AG. Previously, the DEPFA's shareholders had approved the "Scheme of Arrangement", the take-over plan agreed with DEPFA's Management Board.

The acquisition has made our Group expand into a new dimension: The enlarged Hypo Real Estate Group (including DEPFA) is one of the leading international providers of financing solutions for Commercial Real Estate, Public Sector & Infrastructure Finance and Capital Markets & Asset Management with a combined balance sheet total of around € 400 billion as of 31 December 2007.

The strategic logic of the transaction is compelling. DEPFA is one of the world's leading providers of public finance, and covers the entire public sector requirement for banking products. Following the spin-off which took place in the year 2003, the Hypo Real Estate Group has established itself as a profitable provider of large-volume commercial real estate finance with worldwide operations. There are no overlaps between the core business of both banks. And we are able to pool our resources in the field of infrastructure finance which is expanding strongly.

The main strategic aspects illustrate the logic of this transaction which, with a volume of € 5.2 billion, is one of the largest transactions in the European financial services sector in recent years.

- The acquisition of DEPFA enables us at a single stroke to boost the activities in the fields of public finance and infrastructure finance which we commenced in 2006 to a leading international level.
- In terms of market access, capital strength and range of products, the new entity is able to provide larger and more complex financing arrangements worldwide than was previously the case out of its own resources. This will provide our Group with additional growth opportunities.
- The risk structure of the Hypo Real Estate Group has further improved as a result of a balanced geographic mix and the excellent quality of the financing portfolio of DEPFA. Moreover, as there is no correlation between the core businesses of both banks, there is now a "natural" risk diversification within the Group because different cycles and parameters are applicable for the two businesses. This will benefit us in 2008.
- The acquisition will rapidly have a positive impact on the Group's profitability. The aim is to achieve return on equity after taxes of 15 % in the year 2010.

We have used our strength as an on-balance-sheet lender, i. e. our ability to keep risk on our balance sheet, for extending the basis of our business by the acquisition of DEPFA. Our customers increasingly appreciate this ability particularly in the current phase of the market, in which the securitisation markets have been heavily hit by the turmoil on the financial markets and in which submarkets such as CDO and MBS structures are no longer functional. In case the situation on the secondary markets eases off again we are prepared to complement our financing arrangements by way of corresponding buy-and-distribute strategies. However, our business model is viable and attractive even without this option and is also able to persist in these difficult market conditions as a provider of senior loans refinanced by the instrument of the Pfandbrief.

The business development of our Group in 2007 reflected two different trends:

On the one hand, the Hypo Real Estate Group reported a good, partly, excellent performance in its three core areas of business Commercial Real Estate, Public Finance & Infrastructure Finance and Capital Markets & Asset Management. New business in certain cases was considerably higher than our original forecast. The volume of € 32.1 billion in real estate financing alone was 37 % higher than the original forecast.

A further major step was the sale of a portfolio of non-strategic financing transactions with a volume of approx. € 4.3 billion (at the moment of contract conclusion) to ING-DiBa, which took place at the beginning of August.

On the other hand, we were not able to escape the effects of the US-subprime crisis towards the end of the year. Neither the Hypo Real Estate Group nor DEPFA directly operate lending activities in this market segment. Nevertheless the continuing turmoil on the financial markets resulting from the market crisis has also had an impact on our net trading income, as has been the case at other banks.

However, most of these losses have not been realised, but comprise of revaluations for accounting purposes, as required under IFRS accounting principles. We are confident that, in numerous cases, it will be possible to realise higher amounts than those which are currently recognised in the books at maturity.

The second impact attributable to the subprime crisis resulted from an impairment on the portfolio of US Collateralised Debt Obligations. The impairment recognised in the fourth quarter amounted to € 389 million. In the third quarter, we only had to recognise an impairment of € 4 million in relation to US-CDOs. In the fourth quarter we had for structured products in total expenses of € 466 million, of which € 165 million was covered by realising reserves in portfolio allowances.

The increase in impairments on US-CDOs was necessary as the market situation for the asset class increasingly deteriorated. We therefore had reason to assume that it was a sustainable market disorder. At the beginning of November we had not envisaged the extent of the problem.

We informed the capital market at an early stage – on 15 January 2008 – about the impairment requirement for the US-CDO portfolio, the key financials for 2007 and also the prospects for 2008. We considered it important to quickly ensure transparency and clarity particularly in times in which the markets are unsettled by speculation and suspicions. We therefore announced the extent of our US-CDO portfolio in a press release in August 2007.

However, the announcement of the impairment requirement, combined with the announcement of the proposed dividend cut, resulted in fierce negative reactions on the markets, and our share price subsequently came under huge pressure, although it was appreciated that the problems for the Hypo Real Estate Group were relatively moderate compared with write-offs frequently running into billions at well-known national and international banks. As at the beginning of January it became foreseeable that the impairment for the potential risks arising from the US-CDOs meant that the above figure of € 389 million was necessary, there was no longer the possibility of preparing the market for this charge; instead, the company directly and promptly informed the market.

Notwithstanding the market- and acquisition-related strains, our Group has generated a sizeable consolidated result in 2007, although influenced by many one-off effects. On the basis of pro forma figures, according to which DEPFA has been recognised for a full 12-month period, our Group has reported pre-tax profit of € 1.07 billion. This is slightly below (–2.9 %) the previous year figure. This figure does not include sale of a non-strategic loan portfolio to ING-DiBa and the valuation result affecting income in relation to the CDOs. Including these one-off effects, pre-tax profit amounted to € 862 million.

The basis for this development in earnings was the very strong operating business in the bank's core business units. Excluding the negative net trading income which was attributable to market conditions, the combined operating revenues increased by 4.6 % to € 1.93 billion. The combined general administrative expenses increased by 13 % to € 656 million; however, the increase is mainly related to additional costs attributable to the expansion in operations.

On a consolidated basis, in which the contributions of DEPFA are only recognised after the date of acquisition on 2 October 2007, the Hypo Real Estate Group generated a pre-tax profit of € 587 million. Adjusted to all one-off and special effects, the pre-tax profit was reported as € 691 million.

With regard to the dividend proposal, the Management Board and Supervisory Board of Hypo Real Estate Holding AG had to exercise even greater care than has been the case in previous years in balancing between investor's entitlement to a return on their investments and strengthening the capital base. In the end, we decided to propose to the annual general meeting a dividend payment of € 0.50 for the year 2007, compared with € 1.50 in the previous year. On the basis of the share capital increased by the DEPFA acquisition, this would correspond to a pay-out of € 101 million. This moderate dividend proposal enables us to maintain the capital backing of the Group at an appropriate level which has been agreed with the rating agencies. In view of the increasing level of uncertainty on the markets, this proposal is more and more proving to be appropriate as strong capital backing is becoming increasingly important to alleviate the present imponderables.

The subprime crisis has exposed the credit industry – including ourselves – to considerable downride; nonetheless, the market crisis has also triggered off positive developments which in the end have even partially strengthened us and which in future will provide us with benefits:

- Following the collapse of the subprime market, very many investors have rediscovered the value of real estate. They will – and this is a positive effect – increasingly focus on the quality and the standing of the issuer. The issuer's real estate expertise will be vitally important. Insofar, the current crisis has also triggered off positive impulses which are advantageous for us.
- The elementary principle that an appropriate price (risk premium) has to be paid for risk which is taken on, is becoming more and more important again. As a result of the increased level of risk awareness, we were able to achieve higher margins for new business in the second half of 2007. Accordingly, the return in real estate financing (IRR) in the fourth quarter was higher than the 15 % benchmark, and was thus considerably higher than the level seen before the outbreak of the market crisis.
- A further aspect is that public finance business, which we have considerably strengthened in our Group as a result of the acquisition of DEPFA, has become more attractive because the market has rediscovered the sound nature of this business segment.
- This is also applicable for the Pfandbrief as a tried-and-tested and stable investment instrument; precisely because of its strict statutory requirements, the German Pfandbrief is currently experiencing a renaissance.

As far as financial 2008 is concerned, we were moderately optimistic at the beginning of the year. The Hypo Real Estate Group which has been extended to include DEPFA is well equipped to operate successfully in its core areas of business. We are pleased that the process of integrating DEPFA can be completed more quickly than originally planned, which means that we will be able to focus entirely on our markets in the new year. All necessary integration costs of € 127 million were recognised in the financial statements for 2007, therefore no additional costs have been budgeted for 2008. In addition, we can already recognise that the cost savings arising from the integration can be realised at an earlier stage than originally planned.

DEPFA BANK plc with its excellent brand will continue to exist as a subsidiary of Hypo Real Estate Holding AG. It is the centre of competence for Public Finance and Infrastructure Finance and also for Capital Markets and Asset Management within our Group. It was therefore only logical for Hypo Public Finance Bank in Dublin to be transferred to DEPFA BANK plc. On the other hand, the own trading activities of the bank will be virtually discontinued by the end of the first quarter of 2008 because they don't fit in with the risk policy of the new group.

However, significant caution has to be exercised with regard to the estimate of the future market environment. The international financing markets are still extremely fragile and, in certain areas, are not operationable or are operational only to a limited extent. The fears that the financing crisis might also spill over into other areas of the economy have increased further so far in 2008. The unanimous opinion of experts is that economic growth in the main economies will slow down this year. This is applicable particularly for the US, where fears of recession have increased appreciably at the beginning of 2008. In this situation, it is impossible to make a reliable estimation of the general conditions which will be encountered on the capital and financing markets in the near future. It is just as impossible to exclude the possibility of further strains for the credit industry – and thus also for the Hypo Real Estate Group. Business will in particular be presumably affected by the dramatic widening of credit and refinancing spreads which have taken place since January.

The Management Board expects that operating business will continue to achieve a positive performance. Nevertheless, it has to be stated that our business has become more difficult in the initial months of this year. The range of € 1.0 to € 1.2 billion for pre-tax profit which was communicated in January was made conditional on unforeseen negative events of major significance occurring for the Group, particularly with regard to the development of the credit and finance markets. In view of the latest development in the current quarter, it is now possible that the forecast figures for financial 2008 might not be achieved completely.

We expect to see impetus for growth this year particularly in the fields of public finance and infrastructure finance which we have considerably strengthened as a result of the acquisition of DEPFA and for which we are anticipating expanding financing portfolios. We are anticipating a stable portfolio performance in the Commercial Real Estate segment.

The year 2008 will thus for the first time show the advantages of the balanced structure of the new Hypo Real Estate Group with regard to expanding our sources of income.

Even if the overall market environment is not providing much cause for optimism at present, we should not lose sight of the medium- and long-term prospects for our Group. The Hypo Real Estate Group intends to accelerate its growth and increase its profitability in the course of the next few years – whilst simultaneously improving its risk profile. We are certain that these are good prospects for you, our shareholders.

Kind regards

Munich, March 2008

Georg Funke
CEO



from left to right:
Dr. Pieter Korteweg
Prof. Dr. Klaus Pohle, Deputy Chairman
Antoine Jeancourt-Galignani
Kurt F. Viermetz, Chairman
Dr. Frank Heintzeler
Thomas Quinn

Dear Shareholders,

The hitherto short company history of the Hypo Real Estate Group has never had as eventful a business year as the past one. Despite the worldwide financial market and bank crisis which was on the way at the middle of the year – whose effects even our company could not evade as it became clear – all in all it was a year with many successful achievements. The Hypo Real Estate Group has continued to be exceedingly successful not only in its central business so far, the financing of high-volume real estate projects and transactions, but with the acquisition of DEPFA BANK plc, which was legally concluded on 2 October 2007, it has also found its strategically ideal complementary partner. With the accompanying expansion of its business activities in the area of public sector and infrastructure finance, a worldwide leading focussed provider of high-volume financial solutions has been created, one whose broad positioning should even more strengthen the independence of the company from cyclical and market fluctuations. At the moment the strategic expansion following the acquisition of DEPFA and the successful business operations are to be sure not at all reflected in the development of our stock. The drain on the year-end results which the company needs to disclose because of developments in the fourth quarter of 2007 and which are made necessary by a revaluation of US-CDOs in the year 2007 has led to a serious decline in the share price. On the one hand our shares could not evade the worldwide pessimism and distrust of financial futures; in addition the Management Board also had to deal with criticism concerning inadequate communication in such extraordinarily turbulent markets. In the process of reevaluating the US-CDOs, the Supervisory Board was continually kept informed by the Management Board and it has always actively supported the latter's actions. With the revaluation and the corresponding impairments, the Management Board and the Supervisory Board aim at a clearly defined "shelter". But it must also be stated that even more dramatic future market distortions cannot be taken into account. Nonetheless the crisis and its effect on the Hypo Real Estate Group should not make us overlook the fact that the Group is well-positioned, is successful in its central business activities, shows a solid earnings base and promises an attractive rate of return in the future.

In the previous business year, the Supervisory Board has again dealt intensively with the corresponding strategic and operational issues, it has advised the Management Board and overseen its conduct of business. The Supervisory Board has been informed by the Management Board on a regular prompt and appropriately detailed basis of economic and financial developments, business policy and budgeting, strategy, risk management, liquidity strategy and special topics of particular significance. Outside the meetings the Management Board has also reported in writing on events of major importance in light of the financial crisis. Moreover, the chairman of the Management Board and the chairman of the Supervisory Board have had ongoing discussions of important developments and necessary decisions. The working relationships between the Management Board and the Supervisory Board were, as in previous years, always intensive, close and trusting.

Supervisory Board of Hypo Real Estate Holding AG
Kurt F. Viermetz, Chairman
Prof. Dr. Klaus Pohle, Deputy Chairman | Dr. Frank Heintzeler | Antoine Jeancourt-Galignani | Dr. Pieter Korteweg | Robert H. Mundheim (until 31 January 2007) | Thomas Quinn (from 23 May 2007)

Nomination Committee
Kurt F. Viermetz, Chairman
Dr. Pieter Korteweg | Robert H. Mundheim (until 31 January 2007) | Prof. Dr. Klaus Pohle

Audit Committee
Prof. Dr. Klaus Pohle, Chairman
Dr. Frank Heintzeler | Antoine Jeancourt-Galignani

Work in the committees

In the meetings of the Supervisory Board regular reports were given concerning the work of the committees.

Nomination Committee In 2007, the Nomination Committee met four times, on 30 January, 20 June, 9 October and 12 December. Attendance at the meetings was as follows:

Meetings of the Nomination Committee

Name	Attendance
Kurt F. Viermetz (Chairman)	3/4
Prof. Dr. Klaus Pohle (Deputy Chairman)	4/4
Dr. Pieter Korteweg	4/4
Robert Mundheim (left the Supervisory Board on 31 January 2007)	1/4

In the January meeting the strategic reorientation towards an Asset Finance House with the expansion of financing activities in the new asset classes Public Finance and Infrastructure Finance was the focus of the discussion. In order to support our growing business and the reorientation which has been launched simultaneously, at the recommendation of the Nomination Committee, Bettina von Oesterreich, Thomas Glynn and Dr. Robert Grassinger were appointed by the Supervisory Board as Deputy Members of the Management Board.

The meeting in June dealt with management successor and compensation issues as well as with the conclusion of the Management Board mandate of Stephan Bub. Due to differing strategic views, the Nomination Committee endorsed an early, amicable conclusion of Stephan Bub's Management Board mandate per 30 June 2007.

In its October meeting the Nomination Committee intensively discussed governance issues resulting from the acquisition of DEPFA. The Nomination Committee came to the conclusion that an expansion of the Supervisory Board (mainly from the circle of the previous DEPFA boards) should ensure an appropriate representation of this new part of our Group. In the same context the Nomination Committee endorsed the appointment of managers Bo Heide-Ottosen and Cyril Dunne from the DEPFA ranks as regular Management Board members. The committee also dealt with the appointment of three deputy Management Board members as full members and it also advised concerning the prolongation of the existing mandates of the Chief Executive Officer, of the Chief Financial Officer and the Board Member responsible for Commercial Real Estate Origination.

In the December meeting the Nomination Committee discussed in greater detail Management Board compensation and the efficiency of the work in the committees and in the Supervisory Board. The committee recommended to the Supervisory Board the approval of the statement on the Corporate Governance Code and discussed – picking up the consultation from October – the composition of the Supervisory Board and of its committees following the Annual General Meeting in May 2008.

Audit Committee The Audit Committee met six times in the reporting year, including one time in extraordinary session in July 2007. Attendance at the meetings was as follows:

Meetings of the Audit Committee

Name	Attendance
Prof. Dr. Klaus Pohle (Chairman)	6/6
Antoine Jeancourt-Galignani	6/6
Dr. Frank Heintzeler	5/6

In doing so, the control of the financial reporting as well as the audit of the financial statements for 2006 and of the interim statements, including the corresponding reports, was in the foreground of their work. In the meeting, taking place on 7 March 2007, the consolidated financial statements and the annual financial statements were, in preparation for adoption by the Supervisory Board, checked and discussed with the auditor KPMG and the Management Board. The internal auditor also reported on the results of its audits. The audit review of the interim reports for the preceding quarters and the auditor's report on the audit review carried out on the quarterly financial statements were on the agenda in the meetings held on 9 May and 22 July 2007.

In the meeting, taking place on 9 October 2007 the Audit Committee dealt extensively with the initial pro forma figures for the new Group created upon the conclusion of the DEPFA acquisition. Other topics included the Group's tax situation as well as the line up in the operations and IT segment.

The third quarter interim report as well as risk reporting on the potential effects of the US subprime crisis were at the centre of the deliberations on the 6 November. The Audit Committee at the same time intensively discussed valuation models and the market value changes and was informed extensively on these topics by the auditor.

In its meeting in December the emphasis – along with the reports from compliance and internal audit regarding the company's situation in the course of the present year – was on the report of the auditors of the Group and of DEPFA – regarding the Group's system of internal audit. Following detailed presentation by both auditors of the Group (KPMG) and of DEPFA (PWC), the Audit Committee intensively discussed the selection of the future auditor and recommended KPMG to the Supervisory Board as the Group's future auditor.

The results for all audit checks were analysed segmentally and discussed with the Management Board. A permanent concern of the Audit Committee was the continued, concerted expansion of the Group's risk control function so as to keep pace with the increasing demands of an expanding business operation.

Work in the Supervisory Board

In 2007, the plenary session of the Supervisory Board met regularly five times. In addition, three extraordinary sessions on topics scheduled at short notice took place, which had as their subject the DEPFA transaction concluded at the beginning of October. Attendance at the meetings was as follows:

Meetings of the Supervisory Board

Name	Attendance
Kurt F. Viermetz (Chairman)	7/8
Prof. Dr. Klaus Pohle (Deputy Chairman)	8/8
Antoine Jeancourt-Galignani	8/8
Dr. Frank Heintzeler	7/8
Dr. Pieter Korteweg	7/8
Thomas Quinn (Member of the Supervisory Board by decision of the Annual General Meeting on 23 May 2007)	6/8
Robert Mundheim (left the Supervisory Board on 31 January 2007)	1/8

On 30 January 2007 the preliminary figures for the business year 2006, the financial planning for the years 2007–2009, the strategic reorientation and the new appointments to the Management Board were discussed. In addition, on the basis of the preliminary figures for 2006 discussed in this session, the proposed dividend in the amount of € 1.50 per share was agreed upon.

In the meeting of 7 March 2007 the Supervisory Board discussed the consolidated financial statements and the annual financial statements with the Management Board and the auditor KPMG and subsequently adopted it at the recommendation of the Audit Committee. The Supervisory Board adopted the Annual General Meeting's agenda and intensively dealt with the Group's business development as a whole and in particular with the opportunities and risks of the asset finance business. In the meeting of 20 June 2007 the discussion from the Nomination Committee on the single board members' personal details was continued in greater precision and the early, amicable revocation of the mandate of Stephan Bub was agreed upon. The Supervisory Board also deliberated the development of the new business in the sectors Commercial Real Estate and Asset Finance & Asset Management and intensively debated the subject of address risk and market risk management as well as the Group's funding situation. There was in-depth reporting on the portfolio sale planned at the time and since then concluded with ING-DiBa as well as on the beginning of negotiations with DEPFA.

In the three following extraordinary sessions as well as in its regular session on 9 October 2007, the Supervisory Board was extensively informed about the negotiations, the agreement and the progress of the DEPFA acquisition. It intensively deliberated the issues of "strategic fit" and operational feasibility and the execution risks and got a detailed picture of the due diligence results.

In particular the management committee in the extraordinary session of 13 July 2007 presented the status of the negotiations on the DEPFA takeover. The results of the due diligence, the potential effects on the Group's rating as well as the options with respect to the future managerial structure in a consolidated Group were discussed. On 23 July 2007 the Supervisory Board caught up with the concluding negotiation results and the financial terms of the acquisition agreement in an extraordinary session. The deliberations comprised the feedback of the rating agencies as well as the recommendation of the investment bank advising on behalf of the Hypo Real Estate Group. In this session the Supervisory Board approved the transaction. In another extraordinary session on 19 September 2007, the increase in share capital decided on by the management committee was approved. In its regular meeting on 9 October 2007 – directly after the conclusion of the DEPFA transaction – the Supervisory Board examined the future strategic and personnel configuration of the new Group extensively, decided upon an expansion of the Management Board to include two new members from the DEPFA ranks, Bo Heide-Ottosen and Cyril Dunne, and debated the expansion of the Supervisory Board as well as possible changes in the arrangement of its committees. Subject of the deliberations was also the earnings/risk situation and in particular the securing of the Group's funding in view of the emerging subprime crisis in the United States, where according to all conventional measures of prognosis and all accounting standards nonetheless no essential negative effects on the earnings of the Group were discernible and the funding situation in the opinion of the Supervisory Board was always secured. The Supervisory Board was informed by the Management Board in its meeting taking place on 12 December 2007 that neither risk analysis nor impairment tests had been concluded finally and that in this regard at that time still no resilient numbers on the quality of the accounts and portfolio information could be provided. As a result the Supervisory Board advised the Management Board to undertake the performance of the work on the annual financial statements as quickly as possible in order to ensure the transparency of all figures as quickly as possible in the coming year. In addition the Supervisory Board decided on 12 December on the declaration of compliance with the German Corporate Governance Code for 2007 and debated the prognoses for the end of the year. Furthermore, the Supervisory Board after discussion and at the recommendation of the Audit Committee decided to recommend KPMG to the Annual General Meeting as the auditor for the year 2008 as well.

Annual General Meeting

The Annual General Meeting of the Hypo Real Estate Holding AG took place on 23 May 2007 in the International Congress Center Munich (ICM). The Annual General Meeting decided on the payment of a dividend in the amount of € 1.50 per share, which is equivalent to a disbursement quota of approx. 47 %. In retrospect the Supervisory Board is pleased that this rate, which fulfills a permanently aspired-to, attractive and nonetheless solid disbursement policy on the order of 40–50 %, could be reached for the financial year 2006. It reflects the good earnings situation of the Group in 2006.

The attendance of around 54 % fortunately very much exceeded last year's figure of about 40 %. However, also in 2007 the participatory media such as live transmission and voting via the Internet which were again provided met on the whole with only minimal approval, although these technologies had been designed to be as comprehensive as possible to the shareholders' benefit. In this respect it is to be wished that more shareholders who are not able to appear in person at the general meeting might seize upon this form of participation.

Corporate Governance

Also the further development of the Corporate Governance principles of the company were regularly subject of the meetings. The Supervisory Board checked to make sure that the company fulfilled the recommendations and suggestions concerning the statement of compliance in accordance with § 161 of the Aktiengesetz [German Companies Act] of 13 December 2006 in the reporting year. The statement of compliance renewed on 12 December 2007 by the Supervisory Board and the Management Board is reflected on page 26 of the Corporate Governance Report.

The Supervisory Board of Hypo Real Estate Holding AG and its committees carried out their efficiency checks in December 2007. With a view to the forthcoming expansion of the Supervisory Board and the concomitant changes, the Nomination Committee and Audit Committee together with the Supervisory Board dealt with the rubrics Independence/Qualification, Information/Meetings, Conflicts of Interest, Structure and Chairmanship. The special technical qualification foreseen by the German Corporate Governance Code is appropriate for all members of the Audit Committee. Essentially all members were satisfied with the working methods in the Supervisory Board. The structure with the two committees is working out well, but the members see advantages for the control density in the forthcoming expansion, which accounts for the considerably expanded strategic alignment presented by the acquisition of DEPFA. The results were discussed with the Management Board.

Adoption of the financial statements

As in previous years the Annual General Meeting has on 23 May 2007 appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main, as the auditor. The Audit Committee and the Supervisory Board had its independence certified in advance of their nomination. Both bodies convinced themselves of the high level of qualification, the audit approach and the control density of the auditor in recent years. In order to cope with the changed tasks since the acquisition of DEPFA BANK, the auditing company KPMG has considerably strengthened its audit team, so that the same high quality of the audit for the balance sheet, the internal control system and the risk management system can be expected for the extended range of duties.

The auditor KPMG has audited the annual financial statements drawn up by the Management Board as well as the financial review along with the risk report and has issued an unqualified auditor's opinion. This is also applicable to the consolidated financial statements and the Group's financial review. Within its auditing duties, the auditor also checked the company's existing monitoring systems for early risk recognition. The auditor confirms that the company-defined methods for the management, recognition and monitoring of the risks entered into by the Group are appropriate and that the financial reviews for the company and for the Group accurately represent the risks arising from future development. Among others, the Chairman of the Audit Committee, Prof. Dr. Pohle, and the Chairman of the Supervisory Board participated in the Management Board's final discussion with the auditor.

The Audit Committee on behalf of the Supervisory Board took delivery of the auditor's report. The Audit Committee has debated the annual financial statements, the financial review, the consolidated financial statements, the Group's financial review as well as the proposal for the use of the proposed appropriation of cumulative profits and, where necessary, carried out a check by way of inspecting the books. The meeting of the committee was attended by the responsible auditors. The Audit Committee discussed the results of its own audit with the Supervisory Board and proposed that the annual financial statements and financial review with risk report be approved. The plenary meeting was also attended by the audit manager of the auditor, who discussed the main results of the audit. Following the result of the audit carried out by the Audit Committee and also on the basis of our own audit, we agree with the result of the audit. The Supervisory Board has therefore adopted the annual financial statements of Hypo Real Estate Holding AG prepared by the Management Board and approved the consolidated financial statements of the Hypo Real Estate Group. We agree with the proposal of the Management Board with regard to the distribution of profits and for paying a dividend of € 0.50 per share.

Personell information

During the reporting period the following personnel changes in the Management Board occurred. With effect from 1 February 2007 the Supervisory Board appointed Bettina von Oesterreich, Thomas Glynn and Dr. Robert

Grassinger as Deputy Members of the Management Board. Bettina von Oesterreich is in particular responsible for group-wide risk management, for which she has already been responsible at Hypo Real Estate Bank International AG and which she will also be in charge of on a Group-wide basis. Thomas Glynn has assumed main responsibility for the business sector Capital Markets & Asset Management. In addition he continues to remain member of the Board of Directors of Hypo Public Finance Bank, which has now been integrated into DEPFA. Dr. Robert Grassinger's main area of responsibility is the funding of the business segment Commercial Real Estate. At the same time Dr. Grassinger was appointed as spokesman of the Management Board of the Hypo Real Estate Bank AG on 1 February 2007. He succeeded Frank Lamby, who was appointed spokesman of the Management Board of the Hypo Real Estate Bank International AG on 1 February 2007. Frank Lamby has accordingly succeeded Dr. Paul Eisele, who after celebrating his 60th birthday, has expressed the wish to withdraw from active service. We have acceeded to this wish.

Dr. Paul Eisele resigned from his mandate in the Management Board of Hypo Real Estate Holding AG and Hypo Real Estate Bank International AG on 31 May 2007 and 30 June 2007, respectively, with the approval of the Supervisory Board. Stephan Bub, responsible for the capital market segment, resigned from his mandate in the Management Board of Hypo Real Estate Holding AG on 30 June 2007.

With effect from 9 October 2007, Bo Heide-Ottosen and Cyril Dunne, both members of the Executive Committee of DEPFA BANK plc, were appointed Members of the Management Board. Within the Holding's Management Board, Bo Heide-Ottosen mainly assumes responsibility for the business segment Public Sector & Infrastructure Finance with its funding activities. Cyril Dunne is responsible for the entire Group's operational processes and the information technology.

Bettina von Oesterreich, Dr. Robert Grassinger and Thomas Glynn were appointed with effect from 9 October 2007 as regular Members of the Management Board. The appointments of Georg Funke, Dr. Markus Fell and Frank Lamby were extended for another five years, beginning on 29 September 2008.

In the Supervisory Board Robert Mundheim, in agreement with the Supervisory Board, resigned from his mandate with effect from 31 January 2007.

Via decision of the Annual General Meeting on 23 of May 2007, Thomas Quinn became a member of the Supervisory Board of Hypo Real Estate Holding AG.

The Supervisory Board wishes to thank Dr. Paul Eisele for his great dedication over many years as Spokesman of the Management Board of Württembergische Hypothekenbank AG, Stuttgart – a precursor institution of Hypo Real Estate Bank International AG – and as a Member of the Management Board of our young company. The Board thanks Stephan Bub for his work as Member of the Management Board, and would like to express its special appreciation to Robert Mundheim, who for many years always offered valuable advice in the Supervisory Board's discussions.

In addition we wish to thank all employees for their personal commitment and for their outstanding achievements, which have enabled the Supervisory Board to again take stock of a successful year of operation. Included in our thanks is of course the Management Board for its close cooperation as well as for its continuous dialogue with the Members of the Supervisory Board. But we also extend our thanks to you, our shareholders, for your continued support of Hypo Real Estate Group. I assure you that our employees, the Management Board and the Supervisory Board will do everything possible to restore this confidence which has been shaken by the collapse of share prices at the beginning of the year.

Munich, March 2008

For the Supervisory Board

Kurt F. Viermetz
Chairman

Integration Report

On 2 October 2007 Hypo Real Estate Group successfully completed the acquisition of DEPFA BANK plc (DEPFA). The integration of DEPFA into the Group commenced immediately thereafter.

An Integration Programme was conceived based on three principal objectives:

- Creation of a joint business platform for the realisation of the business plan including identified synergy potential.
- Ensure minimal disruption to business during the integration process with a major focus on risk management, fulfillment of regulatory requirements and retention of key staff to the Company.
- Focus on speed and efficiency to help realise major integration milestones as early as possible.

The Management Board directly steers and oversees the Integration Programme. A dedicated Integration Office coordinates the overall effort by supporting the analysis of interdependencies, identification of synergy potential, and facilitating the integration within and between each of the front office businesses and corporate centre functions. Due to its early inception and high intensity, the Integration Programme has already realised a number of strategic milestones. Consequently, the following deliverables had already been executed by the end of 2007:

- An appropriate corporate governance structure, including a re-constituted Board of Directors for DEPFA to reflect the new ownership, was implemented immediately after the closing of the transaction.
- The risk management policies, processes and systems of both banks have been aligned, and allow for an aggregated risk analysis and control across the new Group.
- A new organizational structure that will enable the execution of the strategy and the vision of the combined Group has been developed and implemented. This has led to cost savings from a realised 15 % headcount reduction and a leaner office infrastructure with commensurate improvements in the operational efficiency of the Group.
- The Front Office has been organized in segments; "Commercial Real Estate", "Public Sector & Infrastructure Finance" and "Capital Markets & Asset Management".
- Operational risks have been kept to a minimum through transparency and collaboration across all functions from day 1.
- The trading books have been progressively de-risked despite the challenging market conditions.
- The planned group internal transactions have been executed to facilitate the structure of the new Group.
  - Hypo Public Finance Bank in Dublin has become a subsidiary of DEPFA BANK plc.
  - DEPFA Deutsche Pfandbriefbank has become a subsidiary of Hypo Real Estate Holding AG.
- The Group's portfolios are now managed on a combined basis. All Public Sector and Infrastructure assets are managed within the segment "Public Sector & Infrastructure Finance".
- A consistent group-wide approach to originating and executing cross-selling opportunities has been developed.

To complement the work on these clearly defined deliverables, senior management has also focused on 'soft factors' including communication and HR strategies. The Management Board has lead an intensive road show in all major locations of the Group to communicate the future strategy of the new Group and to seed a "one group, one company" mindset. This road show also provided a well received forum for open and transparent two-way dialogue between staff and management to discuss ideas, opinions and concepts for the new Group in an adequate setting.

Overall the Integration of DEPFA remains firmly on track, and we remain confident of achieving the strategic benefits identified at the outset of the acquisition. In the first quarter of 2008 we will have achieved all of the major milestones of the integration programme, and any remaining activities will be assumed into the respective line functions during the year.

The Management Board and Supervisory Board of Hypo Real Estate Holding are very much committed to good Corporate Governance. This arises not only from national regulations such as the German Corporate Governance Code ("code") but also from models and ideas which are the subject of international discussion. Compliance with good Corporate Governance strengthens the confidence of business partners, employees, shareholders and investors in the Hypo Real Estate Group.

The new requirements of the addenda to the code in June 2007 had already been to a large extent implemented at the Hypo Real Estate Group. Amongst others, these refer to the notification of the convening of the General Meeting by electronic means. The code now also recommends that securing the adherence to internal policies is part of the Management Board's duties and requires certain provisions for Management Board contracts in case of premature termination. The code has also been amended by now recommending an explicit Committee for Nominations and a supervision function of the Audit Committee also for Compliance issues. For our Group, it is self understanding for Management Board and Supervisory Board that the adherence also to internal rules and policies is of major importance. Adequate procedures and reporting duties to Management Board and Supervisory Board are as well implemented as a Nomination Committee. Consolidated financial statemens as well as half-year financial reports and interim reports are prepared as requested.

The shareholdings of members of the Management Board and Supervisory Board are in total less than one percent of the shares issued by the Company. An overview of the disclosures of directors' dealings in accordance with section 15a WpHG is set out in the notes to the financial statements (page 152).

The company does not provide any stock option programmes and similar securities-based incentive systems. In DEPFA BANK plc an Incentive Compensation Programme existed in 2007, which will be specified in the notes for the consolidated income statement (page 117).

The members of the Management Board and Supervisory Board are listed on page 158 and their mandates are listed on page 170 to 174. With the Nomination Committee and the Audit Committee, the Supervisory Board has set up two permanent committees whose members are specified on page 19.

As was the case last year, the Management Board and Supervisory Board have explained any variances from the recommendations of the German Corporate Governance Code in their statement of compliance of 12 December 2007.

Management Board's and Supervisory Board's Declaration on Compliance with the German Corporate Governance Code in accordance with § 161 German Stock Corporation Act

According to the "comply or explain" principle we issue the subsequent Declaration of Compliance in accordance with section 161 of the German Stock Corporation Act (AktG):

Since the last Declaration of Compliance of 13 December 2006 Hypo Real Estate Holding AG (the "Company") has complied and will comply with the recommendations and suggestions of the "Government Commission on the German Corporate Governance Code" in the versions applicable apart from the exceptions listed below:

Code number 2.3.2 The company does not follow the recommendation to communicate the convening of the Annual General Meeting including all documents electronically. As all shares of Hypo Real Estate are bearer securities we are of the opinion that this way of communication is hardly practicable.

Code number 3.8 The Company does not follow the recommendation of agreeing a deductible for a D&O policy. The D&O policy primarily insures the Company itself against economic loss.

Code number 4.2.3 The Company did not yet follow the suggestion of long-term incentives containing risk elements.

The company does not fully for all members of the Management Board follow the suggestion that in concluding Management Board contracts, care should be taken to ensure that payments made to a Management Board member on premature termination of his contract without serious cause do not exceed the value of two years' compensation (severance payment cap) and compensate no more than the remaining term of the contract.

Code number 5.4.6 The Company does not follow the suggestion of election or re-election of members of the Supervisory Board at different dates and for different terms of office. The Company does not perceive a significant advantage in different terms of office.

Code number 5.4.7 The Company does not follow the recommendation of a performance-related compensation for members of the Supervisory Board. Both the independence and neutrality in advising the Management Board and the exclusive orientation of supervision on the interests of the Company are best ensured by a fixed compensation.

Munich, 12 Dezember 2007

The Management Board The Supervisory Board

National Conference Center Dublin/Ireland

The National Conference Centre in Dublin, designed by Kevin Roche, is a world class convention centre in the Irish capital. Mandated Lead Arranger DEPFA provides € 280 million of loan facilities thereby incorporating a landmark PPP financial model. The project was awarded "Global PPP Deal of the Year 2007" (Infrastructure Journal) and "Global Leisure Deal of the Year 2007" (Project Finance Magazine).

Solihull Schools BSF

£ 72 million

Mandated Lead Arranger

England

East Dunbartonshire Schools PPP

£ 162 million

Mandated Lead Arranger

Scotland

Moorfield Group

£ 250 million

Facility Agent & Arranger
Acquisition financing for shopping centres in Cardiff, Wakefield and Darlington
UK









The year 2007: A turbulent year on the stock market

Following several successful years on the equity markets, the year 2007 was characterised by strong movements. In the first half of the year, equity markets repeatedly set new records as a result of the positive global economic growth, robust company profits as well as strong merger and acquisitions business. Real estate stocks, however, had been under pressure since the spring as a result of emerging fears relating to interest rates and falling property prices in the USA and Great Britain. The expanding crisis of confidence in the financial sector triggered off a process of consolidation on the equity markets in the summer. The consolidation was due to the US subprime crisis which was attributable to the insolvency of borrowers who had taken out loans to finance small residential dwellings in the USA and which resulted in the insolvency of some banks and the bankruptcy of some hedge funds, some of which were owned by banks. Further problems were posed by the constantly rising prices of oil and commodities, which constituted increasing cost pressure for most companies. The major central banks intervened with huge injections of liquidity in response to the tension on the interbank market resulting from the expanding valuation uncertainty. The Fed triggered off a phase of rate cuts in September as a result of recession-related fears and other central banks followed. By the end of the year, the Federal Reserve Bank had lowered its benchmark rate by 100 basis points to 4.25 %. Nevertheless the share prices of American banks came under huge pressure. The European Central Bank raised its base rate by 0.25 % on two occasions at the beginning of the year, but left it unchanged at 4.0 % in the second half.

Following a very positive performance in the first half of the year, the major equity indices declined in the second half as a result of the increasing level of uncertainty. Accordingly, the benchmark Dow Jones index in 2007 reported a twelve-month gain of 6.4 %, whereas the Euro STOXX 50 produced a slightly negative performance over the twelve-month period (–0.4 %). The German DAX advanced by 21.9 % to 8,067 points and, at the end of the year, had returned to the level of 8,000 points which had been exceeded in the middle of the year. The German second-line indices such as the MDAX and SDAX also advanced (+4.1 % and +6.8 % respectively). The Prime Banks sub-index which is important for the shares of Hypo Real Estate Holding AG came to an end which was symptomatic for the turbulent year on the markets; this index reported a decline of 8.9 % for the year as a result of the crisis of confidence affecting the banking sector. The index fell by 18.3 % in the second half.

Key facts about Hypo Real Estate Holding Shares in 2007

WKN ordinary shares		802 770
ISIN ordinary shares		DE 000 802 770 7
SE code		HRX
Average number of listed shares in 2007	units	150,417,961
Number of listed shares as of 31.12.2007	units	201,108,262[1]
Number of ordinary shares as of 31.12.2007	units	201,108,262
Market capitalisation as of 31.12.2007	in € billion	7.26
Year's high[2]	in €	52.80
Year's low[2]	in €	33.10
End-of-year closing[2]	in €	36.10
Basic earnings per share[3]	in €	3.32
Diluted earnings per share[3]	in €	3.32
Known shareholders with a stake of more than 5 %		Capital Research and Management Marshall Wace Perry Partners

[1] Until the 4 October 2007 the number of ordinary shares amounted to 134,072,175 units.
[2] XETRA closing prices of the Frankfurt stock exchange
[3] Excluding (inclusive the tax effect resulting out of it, calculated with the overall Group tax rate of 25 %) result from DEPFA since 2 October 2007, additional restructuring expenses for the DEPFA integration, refinancing expenses for the DEPFA acquisition, special effect from measurement of derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income and the profit from sale of performing real estate loans as well as the effects from capitalised losses carried forward, the effect from revaluation according to the Corporate Tax Reform Act and the income of capitalised corporate income tax claims.

Strong consolidation as a result of the real estate and banking crisis

As a German banking stock focusing on real estate financing, the shares of Hypo Real Estate Holding AG, after trading at prices in excess of € 50 in the first half of the year, were not able to escape the effects of negative market sentiment in the further course of the year. The first problem was the increasingly negative investor perception of real estate markets, resulting in sharp falls in the share prices of real estate stocks, whereby the shares of Hypo Real Estate suffered merely as a result of the "real estate" component in its name.

The share price performance of Hypo Real Estate Holding AG was also affected by the acquisition of DEPFA as well as the mandatory convertible bond placed in this connection and outstanding short sales. The market is relatively cautious with regard to acquisitions particularly in times of higher volatility. The initial scepticism with regard to the acquisition was dissipated to a certain extent by the rapid and smooth completion of the transaction. As a result of the problems of a mid-size British bank which had to be supported by the Bank of England, refinancing of banks was the subject of critical assessment. The concerns were to a large extent assuaged by means of intensive investor communication. Hypo Real Estate Group had shown that the German Pfandbrief, high-quality government bonds and matching maturity refinancing constitute major and strong key elements of the deliberately cautious liquidity strategy. Towards the end of the year, the shares were exposed to the increasingly deteriorating market sentiment in the banking sector. In particular British, Swiss and American banks saw their share prices hit by massive losses. The American S&P banking index fell by 32.5 % over the year. The shares were trading at € 36.10 at the end of the year, corresponding to a decline of 23.9 % compared with the previous year. In connection with the publication of the preliminary figures and against the backdrop of a nervous market environment, especially for financial stocks, the share came under massive pressure on 15 January. The reasons were that the preliminary year-end results for 2007 – in particular as influenced by an impairment on the US-CDO portfolio – remained short of expectations, that a subdued prospect for 2008 was given and that a reduction in dividends to € 0.50 was announced.

Share price development in 2007


indexed
Hypo Real Estate Holding Shares
DAX
125
100
75
50
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

As a result of the acquisition of DEPFA, the number of ordinary shares increased from 134,072,175 in the previous year to the current figure of 201,108,262. The weighting of the shares in the DAX accordingly rose in December from 0.62 % to 0.95 %. The market capitalisation of Hypo Real Estate Holding AG was € 7.3 billion at the end of 2007 (31.12.2006: € 6.4 billion). According to Deutsche Börse, the shares were thus ranked 23 (previous year: 27) in terms of market capitalisation, and 24 in terms of sales (previous year: 27).

Analyst coverage

As of the balance sheet date, 32 analysts provided coverage for Hypo Real Estate shares; this was accordingly one analyst fewer than was the case the previous year. The independent analysis less external parties provides investors with support for their investment decision. The following recommendations existed as of the balance sheet date: 23 buy/outperform (31.12.2006: 23), 7 neutral/market performance (31.12.2006: 9) and 2 sell/underperform (31.12.2006: 1).

Earning per share and dividend

Earnings per share for last year amounted to € 3.32. The Management Board and Supervisory Board will propose to the Annual General Meeting held on 27 May 2008 that a dividend of € 0.50 per share should be paid to shareholders.

Grade A Office, London/Great Britain

A new Grade A office development at 125 Old Broad Street, based on the former London Stock Exchange building, will provide 31,344 m² of new Grade A offices and retail accommodation in a tower style building. Hypo Real Estate Bank International provides a £ 150 million financing as joint Arranger along with HSH Nordbank. The borrower is a newly formed Jersey Property Unit Trust, with Hammerson Plc and two further investors owning the equity capital.

Multi Corporation B.V.

€ 900 million

Joint Mandated Lead Arranger and Equal Joint Underwriter with NIBC Bank NV: Corporate Debt Financing Pan-European

MLP Multinational Logistic Partnership

$ 150 million

Facility Agent & Arranger: Construction and investment facility, Leningradsky Terminal, Moscow (logistics warehouse), Russia

Terrace Hill plc, Galliot Investments

£ 37.5 million

Facility Agent & Arranger: Development facility for Davis House, London

UK



Financial Review

Macro-economic conditions

Worldwide economic growth in 2007 was robust, and the real figure of 5.2 % was roughly equivalent to the corresponding previous year figure. The surprises in 2007 were to be seen in the regional distribution of growth. Whereas Germany produced a performance (2.7 %) which was considerably higher than the original forecasts for 2007, the US economy expanded at a rate of only 2.1 %, which was much lower than originally expected. The Asian economies achieved average growth of 5.5 %, with China again in the lead with growth of 11.4 %. The fact that growth in Germany is higher compared to other industrialised countries is also attributable to a good economic climate with the stimulating effects of the labour market reforms.

The different sentiments are also reflected by a heterogeneous picture on the equity markets around the globe. Worldwide, equity prices (in USD) increased only moderately in 2007 compared with 2006 (7.1 %). Depending on the particular index which is used, the value of Chinese shares almost doubled, whereas Japanese shares fell by around 11 %.

There were two major developments at the macro-economic level in 2007: The huge increase in the price of oil and also the subprime crisis in the USA, caused by the falling prices on the real estate market and aggressive lending policies, resulting in a global financial crisis. Oil prices rose in 2007 by approx. 58 %, from just below USD 60 to almost USD 94. For the Euro zone, this increase was somewhat alleviated by the fact that the Euro appreciated at the same time by almost 11 % against the US Dollar. This development came as a surprise even to all experts. Not least as a result of the increases in the price of oil which had already occurred in 2006, the forecasts for oil prices prepared at the end of 2006 for 2007 were indicating a range of between USD 60 and USD 65. In this context, the economic developments in Europe have proved to be quite robust.

The end of the boom on the US residential real estate market began to show from the beginning of 2007 onwards. Observers had for quite some time been assuming that some sub-markets were overheating. However, the huge impact on the international financial markets constituted a new element in terms of quality. In the final analysis, this is attributable to two key aspects: On the one hand, the fact that interest rates in the USA had been constantly low for a long period of time increased willingness to take on debt, thus resulting in very high credit growth. On the other hand, however, American lenders were able to pass on their loans on the international financial markets in the form of structured financial market products (asset-backed securities and collateralised debt obligations, CDOs). In particular with the help of CDOs, debts of varying creditworthiness could be cumulated, which led to a higher rating of the block of shares relative to the value of the total of the individual assets, that is, of the separate loans.

Economic data 2007

in %


World
US
Asia
OECD
EU
Euro-zone
Germany
Real GDP growth
5.2
2.1
5.5
2.6
2.6
2.7
2007
Consumer price inflation
4.0
2.9
4.0
2.1
2.0
2.0
2007
Unemployment rates
5.4
4.6
6.8
6.4
2007

Source: EIU and IMF World Economic Outlook, October 2007 (World)

Source: EIU

Source: OECD Economic Outlook

Sector-specific conditions

Major real estate markets

Germany Office market Compared with the previous year, office sales increased by approx. 14 % at the nine main German office locations of Berlin, Duesseldorf, Essen, Frankfurt, Hamburg, Cologne, Leipzig, Munich and Stuttgart in 2007. The growth in area sales was driven by very strong demand in all market segments. The vacancy rate declined by approximately 3.5 % in 2007. The overall volume of premises under construction increased by almost 38 % in 2007, with high levels of pre-leasing. With the exception of Leipzig and Dresden, prime rents increased at all locations in 2007, with Berlin leading the way. Average rents also increased in many office market zones, particularly in the case of modern premises in good locations. Rents for existing premises with outdated fixtures are still under pressure, and it is very difficult for such premises to be let. For the whole of 2007, investment sales in commercial property registered throughout the country amounted to approx. € 60 billion, which is thus around 20 % higher than the already very good previous year result.

Retail market Retail rents in prime City locations partly rose in the course of 2007. Prime rents in 21 German cities are higher than € 100/m². The average nationwide increase was 2.5 %. The leading light among Germany's retail locations is still Munich, where prime rents amount to € 260/m². Munich is followed by Frankfurt (€ 225/m²), Stuttgart (€ 210/m²) and Cologne (€ 205/m²). Berlin has taken a step forward, and is now ranked equal with Duesseldorf at € 200/m².

Logistics market There was a considerable recovery in demand for storage and logistics premises in the third quarter of 2007. Overall, the second-best result in terms of sales in the past five years was achieved in the regions of Berlin, Duesseldorf, Hamburg, Frankfurt/Main, Munich and Wiesbaden/Mainz in the first three quarters of 2007. At approx. 900,000 m², the result is 10 % higher than the corresponding average for the past five years.

Europe UK Office Space Demand for office space remained robust during 2007 despite falling capital values in the second half of the year. The average rental growth was 11 % for the year across all office space. However in Central London a shortage of space drove up rental levels, prime headline rents in Mayfair (West End) reached £ 1,500/m² – an increase of almost 50 %. Yields have moved out for all offices by a minimum of 100 bps, with secondary assets worst affected. Prime West End yields are around 5 % and prime City yields around 5.5 %.

Retail Space General trading conditions for retailers are difficult although food retailers, store groups (John Lewis, House of Fraser) and market specialists are trading well. Occupier demand is down with tenants expecting large incentive packages. At the same time 14 new shopping centres/extensions are in the pipeline for delivery in 2008, boosting supply. Average retail growth was around 3 %, but this masks some very wide variations, with some key centres experiencing strong growth. Prime retail yields are currently around 5 % and prime shopping centre yields are 5.25 %. Secondary assets have seen yields move out by more than 150 bps.

Industrial Space There has been reasonable occupier demand primarily for modern logistics buildings with good communication links. Average yield shift of 100 bps with secondary assets particularly affected. Prime yields are now around 5.75–6 %. Average rental growth has been around 4 %.

France Office Space French office space maintained a fairly steady performance throughout 2007. Perspectives for 2008 remain strong in selected markets, where the demand has continued to be robust even in light of recent deteriorating global economic conditions. The discrepancy between successful markets and the others has grown even wider and a low supply of prime space throughout the year and steady investment demand continued to sustain the upward pressure on rental levels. With a low vacancy level in many markets, rental levels continued to rise in most of the major cities, most notably in the Paris CBD where prime rents reached around € 800/m². However the below 4 % yields which were reached mid year are seen to be unsustainable, especially on the higher leveraged assets which are now subject to higher financing costs.

Retail Space Strong demand from international brand names, most notably fashion, kept the retail sector buoyant throughout much of the year. Prime retail locations in Paris and other major cities have been continually sought after; and with limited new supply, yields have remained strong at around the 4 % level for the best high street properties, 4.5 % in commercial centres and 5 % in retail parks. However, as the credit crisis situation has escalated, a more cautious retail environment has developed in the fourth quarter, which may reverse yield and growth expectations for asset investment.

Industrial Space A stable market has prevailed throughout 2007 with logistic yields for Class A properties maintaining 6 % and manufacturing yields 7 % in the Greater Paris district. Investment demand remained strong and rental incomes stable in most of the industrial markets. It is expected that current financial conditions may see deterioration in those levels.

Other European key markets Scandinavia A booming Scandinavian economy in 2007 has allowed property prices to avoid the creeping credit crisis malaise that has affected growth in other regions of Europe. This vibrant economic scenario has fuelled high demand for property not just to occupy but also as investment and the major Scandinavian cities have seen vacancy rates tighten and yields remain stubbornly low even in the face of a looming credit crisis downturn.

Spain The strong Spanish growth seen over the past several years is now faltering. The property construction sector which has had unprecedented growth, slowed in 2007, hit by a downturn in consumer sentiment and oversupply within the residential sector. The southern area has all but stagnated with falls in both demand and prices. Take up in office space has moderated and current global conditions have caused yields to adjust upwards from 2006 levels.

Russia Even making allowances for an inevitable end of year slowdown, rental demand remained robust due to continuing consumer and corporate spending in the retail and office markets around Moscow and other key cities. Rents climbed above USD 1,300/m² and investment demand by both foreign and domestic investors continued to pressure yields which fell to around 8 %.

CEE Eastern Europe continued to be an extremely strong region for new investment in 2007. Office rental growth was exceptional; Turkey increased nationally by a record 80 %, whilst in Poland Warsaw and Gdansk saw growth of 36% and 33 % respectively. Exceptional investor demand and a low supply of prime retail and office space have kept yields falling to record low levels throughout the year across the region. As further countries conform to EU legislation and register to join the European Union, a fresh wave of investment interest has bee brought into the region, keeping demand of existing property and of new development at high levels.

USA Since years, the US commercial real estate market had been riding a wave of high prices and huge liquidity, mainly due to available cheap inexpensive debt. As interest rates fell, prices soared and rents in some markets saw record levels.

A gradual increase in interest rates over the recent years has brought an end to a period of historically high availability of cheap commercial mortgage debt. Loans needed to be prolonged at higher rates and gearing levels have had to come in. Commercial property has not remained immune to the turmoil in the capital markets. Values have apparently declined 10–15 %, mainly since the end of the Q3 2007, but a scarcity of sales has made it difficult to determine pricing. Some top landlords are struggling to refinance buildings and have to consider sales.

Asia Middle East Middle East economies continued to benefit from record current account surpluses driven by the continued strength throughout the year of commodity products. The rise in prominence of Sovereign Wealth Funds and their availability of capital has continued to attract huge expansion into the region.

India By November 2007 Mumbai ranked as having the world's second highest occupation cost at approximately USD 1,900/m², up 55 % year on year, the third fastest global increase and 5 % more expensive than the City of London according to a report written by CBRE. Office demand continued to be driven by multinational companies relocating to capture the huge economic expansion.

China China has continued to enjoy double digit GDP growth during 2007 with the Economic Intelligence Unit (EIU) estimating full year growth of 11.5 %. With the economy continuing to perform strongly, the Central Government has attempted to implement further restrictions on the real estate investment sector in an effort to curb speculation and prevent overheating in key markets, such as Shanghai and Shenzhen residential. The office and retail sectors in Beijing have remained steady over the course of 2007, as large amounts of supply are being absorbed by the market in anticipation of the Beijing Olympic Games in August 2008. The Shanghai office leasing market has continued to expand, with new supply quickly being absorbed in both Puxi and Pudong areas of the city.

Singapore In 2007 Singapore's real estate market continued to build on the strong growth experienced during 2006, particularly in the office and residential sectors. High levels of competition amongst investors drove transacted rates per sqft upwards and compressed yields. With limited supply projected over the coming 24 months, office tenants (in particular large financial institutions) are committing to new developments 3–4 years in advance.

Japan Japan remained the leading market for international investors during 2007. With interest rates at 0.5 %, Japanese real estate was attractive to both domestic and international players, resulting in high levels of competition for assets and compression of cap rates. The moderate economic recovery has been reflected in the real estate market, particularly in major cities such as Tokyo, where vacancy rates are hovering around 1 % leading prime office landlord to seek double digit rent increases.

Commercial Real Estate Financing

At the beginning of 2007 the real estate market outlook remained optimistic, with the positive economic conditions which allowed the unprecedented expansion in 2006 looking to continue. The major themes of high liquidity, easy credit, strong pricing and low funding costs continued to attract high levels of new equity capital into the property markets around the world. Expectations by real estate executives were for the All Property Index to show mid single digit gains for the year with growth strongest in the Asian and Emerging markets of Europe. However some professionals were already warning that rising interest rates, mainly caused by booming commodity prices would cause Central Banks to continue to raise interest rates further to curtail building inflationary pressures, especially in developed markets.

As Central Banks raised interest rates through mid-year, rising funding costs caused cap rates to eventually stall. The US subprime market faltered and though only a small proportion of the overall mortgage market (less than 15 % of the USD 10 trillion total) it had significant consequences to the wider lending market. Additionally, the commercial mortgage-backed securities, or CMBS, market in the US – a major source of capital – has fallen sharply after accounting last year for more than USD 230 billion. Bond spreads rose sharply, most markedly in the CMBS market, causing liquidity to quickly fall. It became evident that peak property yield levels had been reached and in developed markets prices even began to decline. As banks showed increasing reluctance to lend, many financial institutions found themselves in liquidity crisis situations. The already highly indebted consumer showed increasing signs of panic. In the UK this caused the first 'bank run' in more than a century. However, the position of balance sheet lenders has been strengthened since, underwriting quality has increased and margins have risen.

Public Sector and Infrastructure Finance

The Public Sector Debt Market The Public Sector continued to demonstrate increasing demand for banking services during 2007, with total outstanding Government Debt exceeding USD 30 trillion. Approximately 75 % of this public sector debt is at sovereign level, with the remainder at local or regional level. North America still leads the world debt markets with over 25 % of global total net issuance. While the "tax exempt" municipal markets currently account for around 90 % of the US domestic market, the "taxable" market that accounts for only 10 % of the market is growing rapidly. Emerging Markets such as Eastern Europe and Latin America are increasingly able to be introduced to main-stream investors, and even Frontier Markets such as Africa also started to show interest in international financial solutions. Expanding budget deficits and ageing demographics led to increased issuance in 2007, but market disruptions shook investor confidence in the second half of the year. As credit spreads widened for all but the highest quality counterparties, increasing skill and persistence was needed to place assets with long term investors.

Infrastructure Finance Demand for banking products from the infrastructure finance sponsors remained strong throughout 2007, reflecting, on the one hand, the strong and growing need for solutions to the financing of essential infrastructure which do not impact on national debt figures and, on the other hand, the demand from investors for infrastructure-related assets. Despite the credit crunch deal flow in the second half of the year was slightly higher than in the first half. The United Kingdom remains the leading developed-world market for this business with a volume of over € 15 billion in 2007, an increase of around 45% over the previous year. In Europe Greece, Italy, Spain, Ireland and France gave further evidence of the adoption of PPP-type structures, while elsewhere Australia made a particularly strong showing. The USA did not grow as fast as expected, although there was plenty of activity in infrastructure finance deals which would not fit a strict PPP definition. With regards to sectors, and excluding power (with the exception of renewable energy, a market which Hypo Real Estate Group have not covered hitherto), transport, health and education are the leaders.

With regard to asset finance, despite extremely turbulent financial markets in the second half of 2007, the sector remained relatively calm and stable, particularly in respect to lending in essential services sectors. While securities and other instruments requiring mark-to-market treatment were whipsawed by uneven, uncertain, and inconsistent pricing, hard asset collateral values in big ticket markets remained fairly stable. This was evident from the ability to meet asset finance P&L objectives, maintaining predictable liquidity, and manage a portfolio with no defaults. The commercial aircraft, general transportation and energy production asset markets remained steady, with some sub-sectors seeing asset valuations continue to increase. Submarkets that rely on housing, such as construction equipment, or manufacture and transport of housing related products, have begun to see asset values diminish. Large capital market financings of major assets slowed dramatically in the 4th Quarter, but this financing capacity was generally replaced with still available and specialized bank funding – providing adequate liquidity to asset users/owners on a global scale. In general, the 4th Quarter credit crises allowed the bank market to fully re-embrace more prudent terms and lending practices.

Capital Markets and Asset Management

Capital Markets In early 2007 the first signs of change in the credit markets became apparent with the rapidly increasing default rate experienced by lenders in the US sub-prime sector. In the course of the year it was assumed that the effects of this would be limited to just the subprime sector itself. The reasons for overall calm were several, including the assumptions that sub-prime borrowers were a small part of total US retail sales, and that corporate balance sheets were in pretty good health.

In the course of the second half year the crisis spread, even leading to short-term cash shortages. Since January of this year serious indications of further deterioration of the market have again been recognizable and now it can be foreseen that the economy is dealing with a serious financial crisis.

Other associated markets suffered greatly, for example the market for Euro-CMBS securities where AAA spreads rapidly rose from 17 bps to 70 bps and the new issue market entirely stopped. Many SIVs were forced to liquidate making the downward spiral ever worse. As acounteraction some SIVs with bank sponsoring were taken onto the balance sheets of the banks which, at least, provided some degree of calm to this sector.

Asset Management The financial market turbulence that developed in the 2nd half of 2007 initially due to initially credit problems in the US subprime mortgages sector has had a significant impact on asset prices in general. The combination of the liquidity crunch and the widening of asset spreads have brought primary new issue of ABS paper to almost a standstill. Only some issuers and certain asset classes in the structured finance area have been able to bring primary deals to market.

Major legal factors

A small, but significant number of legal innovations had an effect on the business of the Hypo Real Estate Group in the reporting year 2007. These were the changes which are attributable to Basel II (see also extensive information concerning this subject on page 66) as well as the translation of the EU Directive "Markets in Financial Instruments Directive" (MiFID) into national law. The MiFID aims to achieve improved competition and more transparency on the merging European markets for security services. In conjunction with the range and utilisation of security services, disclosure and customer protection regulations are defined in relation to the corresponding classification of the business partner. In addition, the "Asset Covered Securities Act of 2001" in Ireland has been extended by the "Asset Covered Securities (Amendment) Bill 2007" (ACS Act). The ACS Act translates the requirements of the Capital Requirements Directive (CRD) in the Irish covered bond market, and modifies a range of regulations regarding the flexibility and competitiveness of Irish banks.

Company-specific conditions

Strategy

Organisational and legal structure of the Group During the year under review the Group structure of the Hypo Real Estate Group consisted of the controlling Hypo Real Estate Holding AG and operating banks. The acquisition of DEPFA BANK plc has changed the structure in such a way that Hypo Public Finance Bank has been transferred to DEPFA BANK plc and DEPFA BANK plc is a wholly owned subsidiary of the Holding. DEPFA Deutsche Pfandbriefbank AG, as a former subsidiary of DEPFA BANK plc, was placed directly below the Holding. The Holding is responsible as the Corporate Centre for the entire strategic management of the Group. The Holding continues to be responsible for group-wide tasks, and as a result of centralised and harmonised processes, cost synergies are achieved strengthening the selling capacity of the operating subsidiaries. In the new structure, the areas of responsibility are clearly divided between three new business segments, to a large extent independent of the legal distinction in subsidiaries.

Commercial Real Estate This segment consists of the two subsidiary banks Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG, both with registered offices in Munich. Primarily large volume commercial real estate financing for the German market is handled at Hypo Real Estate Bank AG. The same business for international markets is handled at Hypo Real Estate Bank International AG.

Public Sector & Infrastructure Finance After the integration of Hypo Public Finance Bank in DEPFA BANK plc, public sector and infrastructure finance world-wide is handled at DEPFA BANK plc. Also operating in this segment is DEPFA Deutsche Pfandbriefbank AG, Eschborn, which is a direct subsidiary of the Holding.

Capital Markets & Asset Management All Group activities related to the capital market as well as asset management for real estate secondary products are also handled in DEPFA BANK plc or one of its subsidiaries.

Disclosures in accordance with section 315 (4) Handelsgesetzbuch with comments of the Management Board in accordance with section 120 (3) sentence 2 Aktiengesetz

The subscribed capital of Hypo Real Estate Holding AG in the amount of € 603,324,786 consists exclusively of 201,108,262 no-par-value bearer shares. The ordinary shares are bearer shares, and represent a nominal value of € 3.00. The shares confer equal rights. The company's shares can be traded in the form of American Depository Receipts (ADRs) in the USA. The ADRs are depository receipts re lating to Hypo Real Estate Holding shares which are issued by an American bank and which are held in trust in the securities deposit account of a German bank. The ADRs are exempted from the need to be registered with the American Securities and Exchange Commission (SEC) and are not listed on a stock exchange. One ADR corresponds to one share of the company. The holders of the ADRs are entitled to the voting rights for the shares represented by the ADRs.

There are no special rights; in particular, there are no special rights which confer control powers. Restrictions relating to the voting rights or the transfer of shares do not exist or, to the extent that they might result from agreements between shareholders, are not known to the Management Board.

The Management Board is currently not aware of participation in the capital in excess of 10% of voting rights. All participation notifications in accordance with statutory regulations are disclosed on the homepage of the company (http://www.hyporealestate.com/795.html).

The participation in the capital of Hypo Real Estate Holding AG owned by employees of Hypo Real Estate Holding AG and the Group companies is such that the control rights are not generally directly exercised by the employees. The Irish trust responsible for handling the shares program of the DEPFA BANK plc presently still holds another 211,528 shares in the Hypo Real Estate Holding AG. The shares predominantly consist of already assigned but not yet non-lapsably acquired shares. With respect to the shares held by the trust, no voting rights are being exercised. Otherwise, the company is not in possession of any reliable information relating to shareholders and thus any private shareholdings of employees, because the shares of Hypo Real Estate Holding are bearer shares.

The members of the Management Board of the company are nominated and dismissed by the Supervisory Board in accordance with the stipulations of section 84 Aktiengesetz. The Articles of Incorporation of Hypo Real Estate Holding AG do not contain any stipulations which differ from those set out in the law.

Contrary to the fundamental legal ruling in section 179 (1) Aktiengesetz, section 17 (1) of the Articles of Incorporation specifies that the annual general meeting is empowered to adopt resolutions regarding changes to the Articles of Incorporation with a simple majority of the votes which are cast (unless a higher majority is specified by law). In those cases in which the law additionally prescribes a capital majority, a simple majority of the share capital represented at the point at which the resolution is adopted shall be sufficient (if this is legally permissible). Section 8 (4) of the Articles of Incorporation also empowers the Supervisory Board to adopt resolutions regarding changes to the Articles of Incorporation which relate only to the version. The provision in the Articles of Incorporation regarding a lower capital majority for changes to the Articles of Incorporation provides the company and the annual general meeting with a greater degree of flexibility, and is consistent with common practice according to stock corporation law.

No authorised capital exists at present. With the approval of the Supervisory Board, the Management Board increased the capital of the company by € 201,108,261 on the basis of the authorised capital of the Annual General Meeting of 4 June 2004. The capital increase became effective with entry in the commercial register on 2 October 2007. The Management Board and Supervisory Board will submit a proposal for new authorised capital to the Annual General Meeting on 27 May 2008.

The capital of the company comprises a contingent capital increase of € 40,221,651 in accordance with section 3 (3) of the Articles of Incorporation. On the basis of this authorisation in accordance with the Articles of Incorporation, Hypo Real Estate Finance B.V., Amsterdam, which is indirectly majority owned by the company, issued on 23 July 2007 a subordinate mandatory convertible bond for € 450 million due on 20 August 2008. The contingent capital will be exhausted with the mandatory conversion of the bond into shares of the company which is to be exercised 20 August 2008 the latest.

The Annual General Meeting of 23 May 2007 empowered the company to buy back up to 10 % of treasury shares and to exclude shareholder subscription rights with regard to some application purposes. The authorisation extends the company's scope of action and completes the financing options of the company. It is consistent with common practice.

There are no major agreements of the company which are subject to the condition of a change of control as a result of a takeover bid.

Such agreements or agreements involving compensation for the case of a takeover bid with Members of the Management Board or with employees exist only between the company and the Chairman of the Management Board. The change-of-control clause for the case of a majority of share capital being acquired by a new shareholder provides the Chairman of the Management Board of Hypo Real Estate Holding with a special right of terminating his employment agreement. Accordingly, he is authorised to lay down his office within six months of the takeover being completed, subject to a period of six months notice. In such a case, the severance payment entitlement shall be 50 % of the fixed emoluments which would have been payable between the premature termination of the employment agreement and the 60th birthday of the employee. After the 60th birthday, there is a claim for retirement benefit equivalent to 70 % of the contractual fixed emoluments.

The change-of-control clause was agreed upon with the Chairman of the Management Board in the course of the spin-off from the Hypo- und Vereinsbank. A clause of this type is now established in the market and was for this reason retained at the contract extension.

Company strategy The Hypo Real Estate Group is positioned as a senior lender for large-volume financing arrangements. It is characterised by a conservative risk policy, which is reflected in high asset quality, low commission requirement and excellent refinancing costs for senior lending. Accordingly cost of capital and the aimed profitability are derived. This strategy which has been successful in the past will be continued on a broader business base in future.

With "Commercial Real Estate Finance", "Public Sector & Infrastructure Finance" and "Capital Markets & Asset Management", the new Group has business segments which, one the one hand, guarantee a high degree of diversification as a result of different asset classes which exhibit anticyclical behaviour in certain cases, but which, on the other hand, fully take advantage of the core competences of the Group, such as the strong relationship to its professional customers, highly efficient cost structures, and due to the relatively small size of the company, very rapid decision-making and settlement times. The large limit exposure which has been expanded as a result of the DEPFA acquisition also opens up the possibility of underwriting much larger transactions and thus, for instance, boosting the profitability of individual transactions in the role of a lead arranger by way of an improved margin and further cross-selling potential. At the sime time, the Group continues to focus on on-balance-sheet financing business.

The strategic approach in the individual segments is detailed as follows:

Commercial Real Estate Finance The Hypo Real Estate Group still is positioning itself as one of the world's leading providers of structured financing solutions for large-volume real estate projects. The market adjustment caused by the financial market crisis opens up further growth opportunities for the Group, in addition to improved margins; these opportunities will enable the Group, which – as a traditional lender – shows long term financing arrangements in its own balance sheet, to be less dependent on the securitisation markets. The merger with DEPFA is expected to provide a significant amount of synergy as a result of the possibility of offering real estate financing solutions to public sector customers.

Public Sector & Infrastructure Finance Customer relations to clients with excellent reputation, which have been established in recent years enable the Group, as one of the strongest international providers of finance for the public sector, to benefit from the world-wide market trends in the public sector. These trends include increasing budget restrictions, rising demands of the population in the infrastructure of their country and an increasing demand for infrastructure investments. The world-wide sales network and the resulting proximity to customers is characterized by product expertise and enables the range of products to be permanently adapted to meet their needs, which are generally differenting througout the various countries. The strongest growth in future is expected in the field of infrastructure finance. After both enterprises had already discovered this business sector on their own, the Group can now reach the critical mass through cooperative ventures.

Capital Markets & Asset Management After the acquisition of DEPFA, the risk of this newly established segment was considerably reduced, and the segment was focussed on supplementary products for the customer business of the above mentioned segments. Own trading activities will continue to be halted in future, whereas products such as customer derivatives, securitisations and selected asset management solutions will offer further growth potential.

In addition to the individual segments, Funding plays an important role. Particularly in the field of public finance and also with other products, low refinancing costs are essential if a company wishes to be able to operate competitively. The Group therefore places a strong emphasis on the existing excellent ratings, and maintenance of these ratings will continue to enjoy high priority in future. A further focus is still placed on operating costs, where a further considerable reduction in the cost/income ratio by the year 2010 is planned.

Steering concept As the parent company, Hypo Real Estate Holding AG's concept for steering the Group aims to enhance the value of the Hypo Real Estate Group. This value is enhanced if return on equity of a steering entity exceeds its equity costs sustainably.

The steering entities are the business segments "Commercial Real Estate", "Public Sector & Infrastructure Finance" and "Capital Markets & Asset Management".

In order to calculate return on equity, net income in accordance with IFRS is related to average equity (excl. AfS reserve and cash flow hedge reserve). The costs of capital constitute the calculatory costs for equity and define the marginal cost rate for existing and future risk taking. By comparing return on equity with equity costs, the profitability of new business and the existing portfolio is considered from the point of view of economic risk.

As an additional condition, with regard to equity steering, it is also necessary to take into account that the regulatory requirements and the requirements of the rating agencies regarding minimum capitalisation have to be satisfied. Productivity is measured in terms of the cost-income ratio. The cost-income ratio is the ratio of general administrative expenses and operating revenues, consisting of net interest income and similar income, net trading income, net income from investments, the result of hedging relationships and the balance of other operating income/expenses. Steering of the group is thus geared towards the profitability of the separate business segments, whose success is measured across all legal forms. The equity allocation – and scope of growth – can in this way be steered proactively into those business sectors which show a higher risk-earnings ratio.

Legal structure of Hypo Real Estate Group

as of 31.12.2007

Hypo Real Estate Holding AG
Munich

Georg Funke (Chairman)
Dr. Markus Fell | Cyril Dunne | Thomas Glynn | Dr. Robert Grassinger | Bo Heide-Ottosen | Frank Lamby | Bettina von Oesterreich

Hypo Real Estate Bank International AG
Munich

Management Board:
Frank Lamby (Spokesman)
Manuela Better
Jürgen Fenk
Frank Hellwig
Bettina von Oesterreich
Harin Thaker

Hypo Real Estate Bank AG
Munich

Management Board:
Dr. Robert Grassinger (Spokesman)
Charles Balch
Reinhold Güntner
Frank Hellwig

DEPFA BANK plc
Dublin

Board of Executive Directors:
Paul Leatherdale (CEO)
Angus Cameron (until 31.3.2008)
James Campbell
Thomas Glynn
Bo Heide-Ottosen
Andrew Readinger (until 13.3.2008)

DEPFA Deutsche Pfandbriefbank AG
Eschborn

Management Board:
Dr. Matthias Achilles
Hans R. Keller
Dr. Marcel Morschbach

Segments and main locations of Hypo Real Estate Group


■ Hypo Real Estate Group □ DEPFA
America
Chicago
New York
San Francisco
São Paulo
Europe
Stockholm
Gothenburg
Copenhagen
Dublin
Amsterdam
Hamburg
London
Laren
Berlin
Warsaw
Duesseldorf
Dortmund
Luxembourg
Frankfurt
Paris
Stuttgart
Munich
Geneva
Zurich
Milan
Rome
Madrid
Lisbon
Istanbul
Athens
Cyprus
Asia
Tokyo
Mumbai
Hong Kong
Singapore

Products and business processes The "Commercial Real Estate" segment provides customised, advanced quality and innovative financing products and derivatives to investors, real estate groups and developers with international operations. The range of products of the Hypo Real Estate Group include financing products such as senior lending, mezzanine finance and portfolio finance, as well as syndications. These services are offered by Hypo Real Estate Bank AG for the German market, whereas Hypo Real Estate Bank International AG is responsible for the international market.

The business segment "Public Sector & Infrastructure Finance" mainly comprises DEPFA's business activities, provided worldwide, such as financing and structuring solutions for the public sector, including direct "on-budget" lending through loans and bonds, as well as the provision of related derivatives (such as interest rate swaps). The segment is also responsible for the refinancing of these high-quality public sector assets, through the issuance of AAA-rated Pfandbrief covered bonds. The segment also offers financial solutions for infrastructure projects (schools, hospitals, water and energy supply, transport, etc.) The previous activities of Hypo Public Finance Bank in this area were integrated into DEPFA BANK plc.

The "Capital Markets & Asset Management" segment was established to round off both sectors. This segment operates various capital market activities, particularly relating to the management of market value, interest rate, currency, credit and political risks, and thus covers a wide range of individual requirements of institutional customers. On principle the Group markets those products which expand the central business of both business sectors. For example, customers of commercial real estate financing safeguard against interest rate and currency risks using derivatives, which are tendered from the Capital Markets business segment. The activities of DEPFA First Albany, a broker dealer which has been a part of DEPFA since September 2007 and which resides in the USA, also falls into this sector. DEPFA First Albany offers public institutions such as municipalities, for example, capital market products geared to their needs.

The Hypo Real Estate Group mainly conducts its business in a transaction-driven manner. For all asset classes, it is generally true that at first the profitability of each property to be financed is being assessed – e.g. arising from existing rental agreements and the creditworthiness of the tenants or from income to be expected and the creditworthiness of the operators. Numerous additional risk management instruments are being applied a transaction is finally completed. Nevertheless, maintaining and expending the mostly long standing and excellent relationships to its customers is very important and self-evident for the Hypo Real Estate Group as a long-term financer.

Major events

Hypo Real Estate Group Acquisition of DEPFA BANK plc On 23 July 2007, DEPFA BANK plc, Dublin, and Hypo Real Estate Holding AG in Munich announced the acquisition of DEPFA BANK plc by Hypo Real Estate Holding AG which had been agreed by both management bodies. The Hypo Real Estate Group in this way has become a leading world-wide provider of financing solutions for commercial real estate, for the public sector and infrastructure projects. The agreed take-over plan, the so-called "scheme of arrangement" attracted a clear majority of shareholders (98,19 % and 93.82 % respectively) at two Annual General Meetings (one convened by the High Court of Ireland and the second following the Annual General Meeting as an extraordinary general meeting) of DEPFA BANK plc in Dublin on 24 September 2007.

The "scheme of arrangement" was approved by the High Court of Ireland on 2 October 2007. DEPFA BANK plc with registered offices in Dublin, is now a wholly owned subsidiary of Hypo Real Estate Holding AG.

The acquisition was financed by a combination of new Hypo Real Estate shares and cash. In total, approx. 67 million shares of Hypo Real Estate Holding AG were issued to the shareholders of DEPFA within the framework of a capital increase in return for a non-cash contribution. For this purpose, the share capital of the company was increased from € 402 million (comprising 134.1 million no-par-value shares) by around € 201 million or approx. 67 million shares to approx. € 603 million by way of using the existing authorised capital. The capital increase was entered in the Munich Commercial Register on 2 October 2007.

It was possible for the shares to be traded starting 5 October 2007. The shareholders of DEPFA received € 2.4 billion in cash. For this purpose, Hypo Real Estate Holding AG issued a mandatory convertible bond with a volume of € 450 million via a financing subsidiary, with a conversion period of twelve months. € 1.95 billion were paid out of existing liquidity of the Hypo Real Estate Group.

Ratings In 2007, the rating agencies recognised the continuous development of the business model of the Hypo Real Estate Group and the expansion into the segments of public finance and infrastructure finance which is in line with the overall strategy and which succeeded with the DEPFA acquisition.

Last year Fitch Ratings assigned for the first time ratings to Hypo Real Estate Holding AG and Hypo Real Estate Bank International AG. Members of the Hypo Real Estate Group are now rated by four internationally recognised rating agencies, thus providing their investors with even greater transparency.

The development of the long-term ratings for members of the Hypo Real Estate Group in the course of the financial year is shown in the following diagrammes.

There were no changes to the ratings mentioned at this point when this document was completed.

Further capital measures In order to secure the long-term business success by good capital backing, the Hypo Real Estate Group has for the first time successfully completed an issue of hybrid core capital of € 350 million. The Group has issued hybrid Tier-1 securities with a total volume of € 350 million via Hypo Real Estate Bank International AG. The undated papers have a coupon of 5.864 % p.a. (fixed rate) for the first ten years, followed by a floating interest rate.

Miscellaneous Of considerable importance was the sale of a portfolio of non-strategic financing arrangements with a volume of approx. € 4.3 billion to ING-DiBa Service GmbH, a subsidiary of ING-DiBa AG, which took place in August. The transaction was completed on 30 November 2007.

Personnel With the effect from 1 February 2007, Thomas Glynn, Dr. Robert Grassinger, and Bettina von Oesterreich were appointed as Deputy Members of the Management Board of Hypo Real Estate Holding AG with effect from

Long-term ratings January 2007 to January 2008[1) 2)]


S&P
Moody's
Fitch
DBRS
Hypo Real Estate Bank International AG
Hypo Real Estate Bank AG
DEPFA BANK plc
DEPFA Deutsche Pfandbriefbank AG
AA–
A+
A
A–
BBB+
J F M A M J J A S O N D J

[1)] Using the example of the S & P rating scale; the ratings of the other agencies corresponding to the scale are listed in the tables below.
[2)] The rating agencies can change their ratings at any time if they are of the opinion that this is justified by the circumstances.
The long-term creditworthiness rating must not be understood as a recommendation to buy, hold or sell our securities.

Rating equivalents

S&P/Fitch Ratings	AAA	AA+	AA	AA–	A+	A	A–	BBB+	BBB
Moody's	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2
DBRS	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB(high)	BBB

1 February 2007. All three persons were appointed as ordinary members of the Management Board on 9 October 2007. Thomas Glynn used to be responsible for Asset Management in the Hypo Real Estate Group. Following the acquisition of DEPFA, he is now responsible for Capital Markets & Asset Management. Dr. Robert Grassinger is responsible for the Commercial Real Estate segment's funding and treasury. Bettina von Oesterreich assumed the responsibility of a Group Chief Risk Officer (CRO) and is responsible for the entire Portfolio Management in the Group. Following the acquisition of DEPFA, the Management Board of Hypo Real Estate Holding AG was increased to include a further two members. With the effect from 9 October 2007, the Supervisory Board of Hypo Real Estate Holding AG appointed Cyril Dunne and Bo Heide-Ottosen to the Management Board. Cyril Dunne has assumed the function of Chief Operating Officer (COO) in the Hypo Real Estate Group. Bo Heide-Ottosen is responsible for Public Sector and Infrastructure Finance business with the corresponding funding activities.

Dr. Paul Eisele laid down his mandate on the Management Board of Hypo Real Estate Holding AG as of 31 May 2007 for age considerations. Stephan Bub left the Group following an amicable, mutual agreement, and has laid down his mandate as a member of the Management Board of Hypo Real Estate Holding AG.

Robert Mundheim laid down his mandate following mutual agreement with the Supervisory Board with effect from 31 January 2007. As his sucessor to the Supervisory Board the Annual General Meeting elected Thomas Quinn on 23 May 2007.

The Group as an employer

The clear divisional management of the Group, personnel measures in connection with the transfer of the head office of Hypo Real Estate Bank International from Stuttgart to Munich and the integration within the framework of the merger with DEPFA were the main issues of personnel work in 2007. With its significant involvement in the implementation of this extensive tasks, Human Resources was able to contribute actively as a business partner to the strategic focus of the company and thus to the success of the entire Group.

The beginning of the year was characterised by the continued implementation of the divisional organisation structure and the introduction of corresponding management principles within the Group. As part of this reorientation process, it was possible to create efficient and viable corporate structures for the future. In addition to the clear stipulation of divisional management principles, the global process of change was systematically supported and the process of cultural change was mainly driven by the continuation of international management development. in this manner, management competence was improved, and greater identification with the overall Group and stronger thinking in the interests of the overall Group were systematically promoted. Individual measures further promoted the continuation of systematically encouraging talented employees and identifying potential. Young talent is encouraged primarily by way of the development of apprentices as well as trainees from high schools of international repute. They receive special training in customised programmes. The company recruited ten apprentices and trainees in 2007.

The process of preparing and carrying out the personnel measures relating to the transfer of the headquarters of Hypo Real Estate Bank International from Stuttgart to Munich constituted a further key area of personnel work in 2007. After concluding the settlement of interests and the necessary works agreements (social plan), transfer agreements to Munich were implemented for 36 employees, and with 72 employees termination agreements were agreed. The new vacancies to be filled as a result of the transfer, particularly accomodated the philosophy of offering good development opportunities to internal candidates. Internal solutions enjoyed clear priority over external recruitment with regard to filling the vacancies in Munich. Necessary external recruitment ensured the promotion of a continuous culture of renewal and innovation.

Within the framework of the merger with DEPFA, Hypo Real Estate Group's personnel work supported and characterised the form of the organisational structure of the new overall Group as well as the integration of both entities to a considerable extent. The new organisational structure of the group is derived from business strategy and the essential processes. At the same time a clear commitment to maintaining the divisional control across

Staff structure

as of 31.12.	2007	male/female	Locations by countries	2006
Hypo Real Estate Holding	101	57%/43%	Germany (100%)	82
Hypo Real Estate Bank AG	467		Germany (100%)	477
Hypo Real Estate Bank International AG	466		Germany (35%)	503
			USA (22%)	
			Great Britain (19%)	
			France (7%)	
			Japan (5%)	
			Hong Kong (3%)	
			Other (9%)	
Hypo Public Finance Bank	193		Ireland (42%)	167
			USA (25%)	
			Germany (13,5%)	
			Great Britain (9%)	
			Luxembourg (9%)	
			Other (1,5%)	
DEPFA	773	59%/41%	Ireland (38%)	–
			USA (17%)	
			Germany (15%)	
			Great Britain (10%)	
			Japan (4,4%)	
			Cyprus (4%)	
			Other (11,6%)	
Total	**2,000**	58%/42%	Domestic (56%)	**1,229**
			Foreign (44%)	

the legal entities was made. This principle was already established in both precursor institutions.

Synergies in organisation structure and headcount levels were also realised as a result of the merger of Hypo Real Estate Group and DEPFA. A rapid definition of communication of exit packages and exit programmes at the locations of Dublin, New York, London, Nicosia and Frankfurt which were affected by headcount reductions as well as rapid implementation of the world-wide restructuring process in a few weeks helped to provide transparency and clarity to the necessary job cuts.

Following the integration of the two Groups, the bonus process for 2007 was implemented in a harmonised process. In both Groups, the overall compensation of the employees consists of a fixed salary and a variable bonus component which is in certain cases paid out in the form of a deferred bonus. The bonus is determined on the basis of the degree of success in meeting individual targets, with due consideration being given to the success of the overall Group and the corresponding subsidiary or business unit. The overall compensation – fixed salary and variable bonus – is geared to market salaries. The Hypo Estate Group demands above-average commitment and performance from all employees. Accordingly, in particular the variable components may be measured above-average. The percentage of the variable compensation differs depending on the particular region and degree of responsibility, and can vary between 10% of the fixed salary and a multiple of the fixed salary (particularly in Great Britain and the USA and particularly in the case of selected sales functions); thus, variable compensation provides significant incentives as well as systematic and sustainable support to the performance culture of the company. Overall, wages and salaries for financial year 2007 amounted to € 323 million, including € 157 million (48%) profit-linked variable components. As a result of the difficult market climate, the extent of the performance-linked compensation, within Hypo Real Estate Group (relative to the changed number of employees and the changed regional team structure) is considerably lower than the corresponding previous year figure.

After quickly accomplished personnel reductions, the process of integration is being systematically supported in the year 2008 above all by bringing forward the merger of the corporate cultures and by a good deal of communication. In this regard so-called "Leadership Academy Integration Workshops" have taken place in which the managers from both groups together with the Members of the Management Board interchange information, further define their roles and duties in the integration process and thus also cooperatively promote the cultural integration in the future.

Particularly in this eventful year, we would like to thank all our employees for their high willingness to accept changes and motivation. In a quite open corporate culture that is ready to take on change, Members of the Management Board, senior executives and employees have demonstrated a high degree of flexibility and loyalty during a phase of changes and shifts in duties and responsibilities. We would also like to thank the employee representatives, the central works council and the works councils of the banks who – on a day to day basis – stand for every employee within the Group to be able to realise his objectives at his work place and in our company. Ultimately, each individual with his contribution has helped the new Hypo Group to achieve another year with a lot of successes.

Employees of Hypo Real Estate Group by countries

as of 31.12.2007


Cyprus 31
Italy 26
Hong Kong 26
Germany 895
France 48
Japan 58
Other[1] 89
Great Britain 180
USA 286
Ireland 361

Total 2,000

[1] amongst others Spain 19, Luxembourg 18, Denmark 15, India 11

Compensation Report

The compensation report follows the recommendations of the German Corporate Governance Code, and comprises the disclosures in compliance with German commercial law and the International Financial Reporting Standards (IFRS) as well as the Act Concerning the Disclosure of Management Board compensation (Gesetz über die Offenlegung der Vorstandsvergütungen – VorstOG). In the following, a detailed overview of the individual components of compensation of the Management Board and Supervisory Board is being provided. Moreover, individual information is being provided with respect to the compensation for each individual Member of the Management Board and the Supervisory Board during financial year 2007. Some members of the Management Board have service agreements with several Group companies. The figures which are disclosed reflect the total emoluments of the members of the Management Board during financial 2007. No separate compensation is paid for mandates on the Supervisory Board or Administrative Board which individual members of the Management Board hold within the Group. The compensation report comprises information which is part of the notes to the financial statements and the management report, and is an integral part of the certified consolidated financial statements. An additional presentation of the information explained in the following is therefore not provided in the notes to the financial statements or management report.

Management Board Principle The determination of the Management Board Members' compensation is aimed to ensure performance-linked renumeration, and adresses the international activities and the size of the company. At the same time, Group's economic and financial position is taken into consideration, as is a comparison of compensation paid to members of the Management Boards of other corresponding companies. The Nomination Committee of the Supervisory Board takes account of these criteria when deliberating the structure and size of the Management Board's compensation. The actual compensation is concluded in the plenary meeting of the Supervisory Board.

Components of compensation The service agreements concluded with the members of the Management Board result in the following compensation elements:
- Fixed compensation including benefits in kind;
- Variable bonus;
- Pension commitment.

Fixed compensation The fixed compensation is reviewed at regular intervals on the basis of an external market comparison, and is adjusted if necessary. There is no automatic adjustment. In addition, the company grants additional benefits to the Members of the Management Board within the common limits. These benefits comprise a company car, including all respective costs. As some of the Members of the Management Board are active on a cross-border-basis, the company also bears the costs of the individual tax returns. These additional benefits are provided inclusive of tax applicable to the corresponding non-cash benefit. The Company also pays the normal subsidies for health and nursing care insurance. In addition, the Company also pays the costs of a medical diagnostic examination every two years.

Variable bonus The variable compensation of the Management Board is defined by the Supervisory Board at its discretion, taking account of several factors. Before the beginning of a financial year, the Supervisory Board defines overall targets for the Management Board as well as individual targets for each member of the Management Board within the framework of the overall strategy. After the end of the financial year, the Supervisory Board makes a decision with regard to the extent of the bonus on the basis of an extensive discussion. The success of the Company as well as the personal performance of the member of the Management Board are assessed. The individual criteria in the personal assessment are: Strategic and quantitative success in meeting objectives, personal contribution and commitment as well as the exercising

Consolidated remuneration paid to members of Hypo Real Estate Holding AG's Management Board

in € thousand	2007					2006
	Basic salary	General expenses[1]	Deferred compensation	Profit-related compensation	Total	Total
Georg Funke, Chairman	800	83	–	1,000	1,883	3,082
Stephan Bub[2] (until 30.6.2007)	450	76	2,830	894	4,250	1,427
Cyrill Dunne[3] (from 9.10.2007)	120	32	229	900	1,281	–
Dr. Paul Eisele[4] (until 31.5.2007)	214	33	339	181	767	1,410
Dr. Markus Fell	450	55	–	450	955	1,520
Thomas Glynn[5] (from 1.2.2007)	341	156	48	750	1,296	–
Dr. Robert Grassinger (from 1.2.2007)	346	33	–	500	878	–
Bo Heide-Ottosen[6] (from 9.10.2007)	113	3	584	1,500	2,200	–
Frank Lamby	450	59	–	850	1,359	1,494
Bettina von Oesterreich[7] (from 1.2.2007)	346	207	–	450	1,003	–
Total[8]	3,630	737	4,030	7,475	15,872	8,933

[1] Enclosed in it are: in-kind benefits for the performance of additional services in the usual framework which are subject to taxation and – abroad – also to payments for social insurance
[2] Resignation from the chairmanship on 30 June 2007, conclusion of the service contract on 31 December 2007, termination payment in the amount of € 2.83 million in compensation for the contractual claims
[3] Compensation that was paid by the DEPFA BANK plc until the merger; in addition Cyril Dunne has received from the share-oriented compensation which exists at DEPFA in accordance with the deal terms 190,894 shares as well as a cash amount of € 1,290,080
[4] In keeping with the contract, transitional compensation during the first six months before the transition to retirement
[5] The in-kind benefits include in addition the expenditures in connection with the move from the USA to Germany; included under other compensation, school fees are shown on the books
[6] Compensation that was paid by the DEPFA BANK plc until the merger; in addition Bo Heide-Ottosen has received from the share-oriented compensation which exists at DEPFA in accordance with the deal terms 293,894 shares as well as a cash amount of € 1,998,480
[7] The in-kind benefits include moving costs and the payment of taxes on the monetary gain
[8] In addition there exist individual contractual commitments to providing retirement benefits in the amount of a percentage of the annual fixed compensation

Pension commitments of members to members of Hypo Real Estate Holding AG's Management Board

in € thousand	2007				2006
	Present value of pension claims vested	Interest expense	Outstanding past service cost	DBO as of 31.12.	DBO as of 31.12.
Georg Funke, Chairman	–	415	–	8,379	9,770
Stephan Bub (until 30.6.2007)	79	170	941	2,752	1,561
Cyrill Dunne (from 9.10.2007)	–	–	–	–	–
Dr. Paul Eisele (until 31.5.2007)	125	157	–	3,985	3,703
Dr. Markus Fell	72	155	–	2,887	3,641
Thomas Glynn (from 1.2.2007)	–	–	757	1,514	–
Dr. Robert Grassinger (from 1.2.2007)	–	–	–	–	–
Bo Heide-Ottosen (from 9.10.2007)	158	–	–	158	–
Frank Lamby	78	169	–	3,384	3,987
Bettina von Oesterreich (from 1.2.2007)	–	–	550	1,282	–
Total	**512**	**1,066**	**2,248**	**24,341**	**22,662**

of entrepreneurial responsibility and team behaviour in the Management Board. As part of the overall review, the Supervisory Board pays strict attention to the correlation between the success of the Company and personal achievement and thus the adequacy of the variable bonus. In deciding on the size of the bonuses for the fiscal year 2007, the Supervisory Board has taken into consideration the fact that many of the goals set in 2007 were reached and that considerable challenges were mastered. On the other hand the Supervisory Board has taken the decline in the share of Hypo Real Estate Holding in January 2008 into account.

Pension commitments With the exception of Cyril Dunne, the members of the Management Board have individual commitments regarding pensions, namely after the member of the Management Board celebrates his/her 60th birthday in the event of occupational disability.

The Chairman of the Management Board additionally receives a retirement pension if the Company does not extend the agreement after the expiry of the period during which the Chairman was appointed, although he had stated that he is willing to continue the service relationship under the existing conditions or the Company prematurely terminates the agreement due to no fault of the Chairman of the Management Board or after his 60th birthday if the Chairman of the Management Board should have exercised his exceptional right of termination after a change of control.

If the Chairman of the Management Board draws a premature retirement pension, those income items which he receives as a result of exercising other professional activities, will be netted against the retirement pension until the member of the Management Board celebrates his 60th birthday, if such income generated elsewhere, including the retirement pension, exceeds the fixed compensation specified in the service agreement. If the Chairman of the Management Board, after the service agreement is terminated and before the Chairman of the Management Board celebrates his 60th birthday, becomes active directly or indirectly for a company which competes directly or indirectly with the Company, his entitlement to payment of the retirement pension shall be suspended for this period.

The following ruling is applies with regard to the extent of the retirement benefits of the members of the Management Board: A fixed percentage of 70 percent of the fixed compensation is applicable for the chairman of the Management Board. For those members of the Management Board who were first appointed to the Management Board before 1 January 2004, the retirement benefits are fixed at 50 % of the fixed compensation, and are increased by 1 % for each full year of service as a member of the Management Board, limited however to 60 %. For those members of the Management Board who were first appointed to the Management Board of Hypo Real Estate Holding AG after 1 January 2004, the basic amount is 30 % of the fixed compensation. For each full year of service as a member of the Management Board, the retirement benefits are increased by 1 %, limited however to 50 %. A waiting period has been agreed for the new members of the Management Board who were appointed in 2007. This is not applicable for the pension commitment of Dr. Grassinger, because he has already acquired non-lapsable pension entitlements at Hypo Real Estate Bank International AG.

Benefit entitlements from other activities are fully offset against the retirement benefits. There is no explicit ruling with regard to adjusting the pension benefits after retirement. Accordingly section 16 of the Company Pension Act (Betriebsrentengesetz) is applicable; this means that an adjustment is performed every three years on the basis of the consumer price index every three years.

In the event of the death of a Member of the Management Board, his/her widow/widower receives 60 % of the retirement benefit entitlements of his/her deceased spouse. There are also half-orphan's respective orphans' benefits for the children of the deceased Member of the Management Board until their 21st birthday. If a chid is still receiving vocational training after celebrating his/her 21st birthday, the orphans' benefits are paid until the vocational training has been completed. However, such benefits will be terminated when the child celebrates his/her 25th birthday. As long as the surviving spouse receives according benefits, the total benefits of orphans who have lost one parent must not exceed 30 % of the retirement benefits of the parent who has died. Orphans who have lost both parents together receive up to 60 % of the retirement benefit of the deceased parent.

If the Member of the Management Board marries after retiring, any widow or widower and children arising from such marriage shall not have any entitlement to surviving-dependant benefits and orphans' benefits.

In addition, so-called deferred compensation agreements still exist with two members of the Management Board from the period before the spin-off from Bayerische Hypo- und Vereinsbank AG. These agreements comprise the conversion of parts of the compensation into pension benefits.

After Celebrating his 60th Birthday, Dr. Paul Eisele has requested the Supervisory Board to agree to early termination of his Management Board agreements with Hypo Real Estate Holding AG and Hypo Real Estate Bank International AG which are due to run until 20 September 2008 so that he can retire. No compensation has been paid for the remaining term. In accordance with his service agreement with Hypo Real Estate Bank International AG, Dr. Paul Eisele received transitional benefits equivalent to his fixed compensation as well as a proportionate variable bonus of € 181,250.00 for the first six months after retiring from the company. Starting 1 January 2008, Dr. Paul Eisele has been receiving an annual retirement pension of € 228,000.00.

Other regulations If the service agreement is terminated prematurely by the company without a compelling reason, the service agreements of the members of the Management Board contain a clause according to which they will receive a severance payment equivalent to one year's salary in addition to the contractual claim to fulfill the remaining term. This regulation is not applicable for the chairman of the Management Board who, in the event of the service agreement being prematurely terminated by the company, receives early retirement benefits. New Management Board agreements signed in 2007 specify a compensation payment which is limited to max. two annual compensation payments (severance payment cap).

Only the agreement of the chairman of the Management Board contains a change-of-control clause.

For the event of a majority of the share capital being taken over by a new shareholder, this change-of-control clause provides him with an exceptional right of terminating the service agreement. According to this clause, he is authorised to lay down his office within six months after the takeover is completed, subject to the provision of six months notice. In such a case, the severance payment claims amount to 50 % of the fixed emoluments which would have become payable between the point of premature termination of the service agreement and the 60th birthday of the chairman of the Management Board. After celebrating his 60th birthday, the chairman of the Management Board is entitled to a retirement pension equivalent to 70 % of the contractual fixed emoluments.

The service agreement of Stephan Bub was terminated as of 31 December 2007. A severance payment of € 2,850,000.00 was agreed with Stephan Bub as compensation for the remaining term and also in fulfilment of the severance payment in the amount of one year's total compensation as described above and also as settlement of all other claims.

In connection with the takeover of DEPFA, Cyril Dunne and Bo Heide-Ottosen joined the Management Board of Hypo Real Estate Holding AG with effect from 9 October 2007. When he joined DEPFA BANK plc in February 2007, as part of the participation programme of DEPFA BANK plc, Cyril Dunne received a commitment, to cover the event of a change of control, involving 20,000 shares of DEPFA BANK plc as well as an additional commitment for a deal bonus of 35,000 shares of DEPFA BANK plc for the successful completion of a company transaction. When exclamping the shares, for the total of 55,000 shares, he received a cash settlement of € 374,000 as well as 10,395 shares of Hypo Real Estate Holding AG. In addition, agreement has been reached with Cyril Dunne that he is not permitted to sell at least 50 % of the shares for at least one year, i. e. before October 2008. Overall, Cyril Dunne held 36,079 Hypo Real Estate Holding shares on 4 October 2007 (value on 4 October 2007: € 1,558,973; value on 31 December 2007: € 1,203,452). As part of the participation programme of DEPFA BANK plc, Bo Heide-Ottosen received 55,546 shares of Hypo Real Estate Holding AG on 4 October 2007 as part of the process of converting shares into Hypo Real Estate Holding AG shares (value on 4 October 2007: € 2,400,143; value on 31 December 2007; € 2,005,211). It has also been agreed with Cyril Dunne and Bo Heide-Ottosen that they are not permitted to sell at least 50 % of the shares for at least one year, i. e. before 1 October 2008. With the above exceptions, there are currently no compensation components with a long-term incentive for the members of the Management Board.

Supervisory Board The Supervisory Board receives compensation as defined in section 11 of the Articles of Association. Accordingly, the members of the Supervisory Board received annual basic compensation of € 70,000.00 in financial year 2007; the chairman of the Supervisory Board received a figure equivalent to two and a half times the basic compensation, and his deputy receives a figure equivalent to one and a half times the basic compensation. Compensation of € 10,000.00 is paid for serving on the Executive Board Committee, and compensation of € 20,000.00 is paid for serving on the Audit Committee. The chairman of a committee receives a figure equivalent to twice this compensation.

The company refunds travelling expenses, but fees for attending meetings are not paid. The company places an office and the support of a secretary at the disposal of the chairman of the Supervisory Board. In addition, he uses a company car with a chauffeur. Apart from the compensation detailed above and defined in the Articles of Association, the company has not granted any further compensation or benefits for personally provided services to the members of the Supervisory Board. The compensation of the members of the Supervisory Board resulting from the Articles of Assocition is printed for each individual in the following.

Consolidated remuneration paid to members of Hypo Real Estate Holding AG's Supervisory Board

in € thousand	2007 Basic compensation	Compensation for function in the Nomination Committee	Compensation for function in the Audit Committee	Value added tax	Total	2006 Total[1]
Kurt F. Viermetz, Chairman	175	20	—	37	232	232
Dr. Frank Heintzeler	70	—	20	17	107	18
Antoine Jeancourt-Galignani	70	—	20	17	107	107
Dr. Pieter Korteweg	70	10	—	15	95	95
Robert H. Mundheim (until 31.1.2007)	6	1	—	1	8	95
Prof. Dr. Klaus Pohle	105	10	40	29	184	185
Thomas Quinn (from 31.5.2007)	47	—	—	9	56	—
Total	**543**	**41**	**80**	**125**	**789**	**836**

[1] The total amount includes the compensation for Dr. Ferdinand Graf von Ballestrem.

Sustainability

Sustainability Hypo Real Estate Group focuses on business success, growth and innovation. However, entrepreneurial action also involves assuming responsibility for enhance and preserve a sustainable environment in which life is worth living.

Corporate culture A major component in this respect is the enhancement of an open corporate culture which is willing to accept changes, and which, in addition to its economic focus, also considers non-financial factors. The general credit policy of the Hypo Real Estate Group for instance also includes ethical principles for extending loans, which are also consistent with the Code of Conduct applicable for all employees.

A further part of this corporate culture is consideration of enhancing and preserving an environment in which life is worth living. Accordingly, manufacturers and suppliers have to comply with the defined environmental protection requirements and must be appropriately certified. Internally, it is taken account of this requirement for instance by way of procedures which reduce the amount of paper consumption or the procurement of modern energy-saving equipment. Hypo Real Estate Group also participated in the 2007 report of the "Carbon Disclosure" project, and thus supports commitment of the German investment industry for climate protection.

Social commitment The Hypo Real Estate Group exercises its social responsibility in the form of sponsoring, donations and via its foundations. The main activities comprise the involvement of DEPFA in the non-government organisation "Concern". This organisation was originally founded in 1968 as an aid organisation for the Biafra crisis, and has set itself the aim of, apart direct improvement of living conditions, enabling people in the poorest countries of the world to survive without external assistance on a sustained basis.

The DEPFA's commitment for Concern comprises financial aid as well as direct interaction. Together with Concern projects, which are particularly suitable for this type of cooperation, were identified. This for instance includes providing aid to the Kampuchian micro-finance institution AMK (Angkor Mikroheranhvatho Kampuchea), whose main task is to supply the rural population with micro-loans in order to permit economic activity and thus independence. Another example is the support provided to an education project of Concern in Mozambique. The financial aid of the bank enables schools to be built in remote areas of the country, whereas the public sector in return provides a commitment to maintain and repair the new schools. It is intended to provide a contribution to sustainable development in Mozambique and to provide young people in the third world with perspectives for their future life by way of eduation opportunities. The DEPFA engagement will be sustained by the new Group.

The Hypo Real Estate Group also directly supports the childrens' hospice St. Nikolaus in Bad Groenenbach in the Allgäu region.

The Group also maintains two foundations. The Hypo Real Estate Foundation supports concept, exhibitions and competitions. In particular, with its widely recognised architecture award for exemplary commercial buildings, the foundation has made a name for itself throughout Germany. The Foundation for Arts and Science of Hypo Real Estate Bank International (formerly: Foundation of Württembergische Hypothekenbank), focusing on Baden Wuerttemberg, promotes intellectual and artistic work particularly in the fields of literature, painting, sculpture, music, the theatre, architecture/design, national and local customs. The foundation also provides scholarships and prizes.

Sustainability indices The efforts of the Hypo Real Estate Group with regard to sustainable management have also been recognised by the repeated confirmation of membership in the sustainability indices FTSE 4 Good and the ethical index Euro.

Development in earnings

Hypo Real Estate Group

The Hypo Real Estate Group set itself ambitious targets for the year 2007. At the beginning of 2007, a minimum target for pre-tax profit of € 680 million was defined for the Group; this corresponded to growth of around 20 % or more compared with the previous year. Return on equity after taxes (excluding the effects of capitalised losses carried forward) was expected to be between 11.0 % and 12.0 %, and operating revenues were forecast to rise to more than € 1.2 billion. General administrative expenses were forecast to come in at € 360 million to € 370 million, which was only slightly higher than the corresponding previous year figure. The volume of new business, which includes real estate financing business as well as infrastructure and asset based finance, was forecast to increase to more than € 25 billion.

In 2007, the Hypo Real Estate Group generated pre-tax profit under IFRS of € 587 million. Operating revenues of € 906 million were opposed by general administrative expenses of € 435 million and a reversal of € 61 million of provisions for losses on loans and advances. Net income under IFRS amounted to € 457 million.

However, these figures can only be compared to a very limited extent with the forecasts published at the beginning of 2007. Pre-tax profit was influenced by several one-off factors. In addition, DEPFA was integrated with its costs and income items after the point at which the

Pre-tax profit


in € million
Annual figures (IFRS
Adjusted)
Budget
800
600
400
200
0
443
571
587
691
>680
2005
2006
2007

company was acquired as of 2 October 2007. The initial consolidation resulted in higher operating revenues, but also involved considerably higher general administrative expenses.

Excluding the pre-tax profit of € 59 million for DEPFA which was included after 2 October 2007, additional restructuring costs of € 24 million for the integration of DEPFA, the refinancing costs of € 24 million for the acquisition of DEPFA, the special effect of € 96 million from measurement of derivative embedded in mandatory convertible bond which was issued, the valuation result of € 301 million of the Collateral Debt Obligations (CDOs) which were recognised in the income statement (net trading income of € 198 million and net income from financial investments of € 268 million reduced by the reversal

Adjusted pre-tax profit

in € million	2007
Pre-tax profit according to IFRS	**587**
– Result from DEPFA since 2 October 2007	–59
+ additional restructuring expenses for DEPFA integration	24
+ Refinancing expenses for DEPFA acquisition	24
– Special effect from measurement of derivative embedded in mandatory convertible bond	–96
+ Valuation result from CDO portfolio affecting income	301
– Profit from sale of performing real estate loans	–90
= Adjusted pre-tax profit	**691**

of € 165 million of provisions for losses on loans and advances) and the positive effect of € 90 million attributable to the sale of a non-strategic portfolio of performing real estate loans to ING-DiBa, the pre-tax profit of the Hypo Real Estate Group amounted to € 691 million in financial 2007. This comparable result is thus higher than the minimum target of € 680 million published at the beginning of 2007. The result illustrates the good operating performance in the core business units.

As the result from DEPFA since 2 October 2007, the additional restructuring expenses for the DEPFA integration, the refinancing expenses for the DEPFA acquisition, the special effect from measurement of derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income and the profit from sale of performing real estate loans are one-off effects, the Hypo Real Estate Group does not take account of the amounts for calculating return on equity, and additionally publishes adjusted earnings per share.

Taxes of € 157 million (calculated with the overall Group tax rate of 25 %) were incurred in relation to the adjusted pre-tax profit of € 691 million. In addition, adjusted by the deferred tax income of € 55 million attributable to capitalised losses carried forward and the expense of € 25 million attributable to the revaluation due to the Company Tax Reform Act, adjusted net income amounted to € 504 million, which is equivalent to an adjusted return on equity after taxes of 9.4 %. Excluding these effects, net income amounted to € 457 million (2006: € 542 million); this is completely attributable to the shareholders, because there are no minority interests.

The analysis compared with the previous year is also affected due to the one-off effects and the integration of the income and expenses of DEPFA in the consolidated income statement after 2 October 2007. There has been a significant increase in income and expenses. In order to achieve a comparison which is meaningful in economic terms, the information regarding the development in earnings of the Hypo Real Estate Group and the segments has thus been based on the pro forma income statement.

The pro forma financial information has been prepared on the basis of the principles of the Institut der Wirtschaftsprüfer with regard to the preparation of pro forma disclosures (IDW RH HFA 1.004 "Preparation of pro forma financial information"). The statement, recognition and valuation of the pro forma financial information are consistent with IFRS principles. The statement, recognition and valuation principles which have been used are the same as those described in the audited and published consolidated financial statements of Hypo Real Estate Holding AG for the period ending 31 December 2007. The pro forma figures do not take account of any synergy or cost savings associated with the transaction. In accordance with the IDW principles relating to pro forma finan-

Key Financials
(pro forma)

		2007	2006
Operating performance			
Operating revenues	in € million	1,463	1,844
Net interest income and similiar income	in € million	1,471	1,212
Net commission income	in € million	234	178
Net trading income	in € million	−274	191
Net income from financial investments	in € million	6	265
Net income from hedge relationships	in € million	11	3
Balance of other operating income/expenses	in € million	15	−5
Provisions for losses on loans and advances	in € million	−61	159
General administrative expenses	in € million	656	580
Balance of other income/expenses	in € million	−6	−47
Pre-tax profit	in € million	862	1,058
Cost-income ratio (based on operating revenues)	in %	44.8	31.5

cial information, it has been assumed that the acquisition took place as of 1 January 2006 for the purpose of preparing the pro forma income statements. The pro forma financial information is based on the acquisition method in accordance with IFRS 3 (Business Combinations). Accordingly, the information available at the point of preparation has been used as the basis for spreading the calculated costs of purchase provisionally over the acquired assets and the transferred liabilities. The distribution is based on the market values of the acquired assets and liabilities as of 2 October 2007 which have been determined provisionally by management.

Operating revenues Operating revenues declined from € 1,844 million in the corresponding previous year period to € 1,463 million. Excluding the effects of € 466 million recognised in the income statement in relation to the CDOs, operating revenues however increased by 4.6 % to € 1,929. The positive development in net interest income and similar income and net commission income more than compensated for the decline in net trading income.

The item "net interest income and similar income" increased from € 1,212 million in the previous year to € 1,471 million in financial 2007. The considerable increase is due to the strong new business, particularly in the field of commercial real estate financing and infrastructure financing. This item also includes a profit of € 90 million attributable to the sale of a non-strategic portfolio of performing real estate loans to ING-DiBa. The positive effects more than compensated for the charges attributable to the interest positioning of DEPFA. The Hypo Real Estate Group has decided to limit the risk of losses in the event of further unfavourable market movements by hedging open positions. In addition, the item "net interest income and similar income" includes profits attributable to sales of bonded loans and other receivables, compensation for prepayment penalties as well as profits attributable to the returns and repurchasing of financial obligations. Whereas these net profits at DEPFA are higher than was the case in the previous year, they are lower than the corresponding previous year figure at the other companies in the Hypo Real Estate Group.

The strong new business, particularly in the field of commercial real estate financing and infrastructure financing, and the loans extended this year have also had a positive impact on net commission income, which increased by € 56 million to € 234 million (2006: € 178 million). In addition, there has also been an increase in income from customer derivatives, a cross-selling product with lending business, and asset management. The commission income generated by the standby liquidity business of DEPFA in the USA was roughly unchanged compared with the previous year.

The turmoil which has been affecting the financial markets since mid-2007 has had a significantly negative impact on net trading income. Negative spread changes resulted in reductions in trading inventories measured at fair value which had to be recognised in the income statement. A negative valuation change of € 198 million was attributable to synthetic CDOs. The synthetic CDOs comprise embedded derivatives which have to be separated in accordance with IAS 39 and for which changes in value have to be recognised in the income statement. Overall, net trading income fell to € –274 million, from € 191 million in the previous year.

Net income from financial investments, which amounted to € 6 million (2006: € 265 million), was also affected by the turmoil on the financial markets. This item comprises impairments of € 268 million including a model reserve in the amount fo € 90 million in relation to cash CDOs. The continuing weakness of the international financial markets in the wake of the subprime crisis in the USA has meant that a revaluation has become necessary for the US Collaterised Debt Obligations (CDOs) and other structured products Disposal profits attributable to securities had a positive impact on the net income from financial investments. A write-up has also been recognised in relation to a property.

The net income from hedge relationships includes hedge inefficiencies within the range of 80 % to 125 % which is permitted in accordance with IAS 39 as well as the valuation results of assets designated at fair value through profit and loss and the corresponding derivatives. Overall, net income from hedge relationships amounted to € 11 million, compared with € 3 million in the previous year.

The other operating income/expenses amounted to € 15 million, compared with € –5 million in the previous year. The improvement is mainly due to higher rental income and disposal profits from non-financial instruments. The other operating income also includes a reversal of a provision for interest on taxes due to a virtually completed tax audit in the third quarter of 2007 at DEPFA Deutsche Pfandbriefbank AG (in the amount of € 18 million).

Provisions for losses on loans and advances A total of € 61 million was reversed out of provisions for losses on loans and advances. In the previous year, a figure of € 159 million had been allocated to this item. Overall, the reversal of provisions for losses on loans and advances reflects the positive development in the quality of the portfolio. Furthermore a reserve was released in the portfolio-based allowances. As was the case in the previous year, it was not necessary for any new provisions for losses on loans and advances to be created at DEPFA.

General administrative expenses Compared with the previous year, general administrative expenses have increased by € 76 million to € 656 million (2006: € 580 million). The increase is attributable to the expansion of the workforce at DEPFA in recent years up to the acquisition and initial consolidation of DEPFA First Albany Securities LLC. On the other hand, general administrative expenses at the other companies increased only slightly. The strict cost policy and adjusted bonus accruals compensated almost completely for a planned increase attributable to the further expansion in commercial real estate financing and the expansion of further sources of income, such as securitisation, asset management or asset-based and infrastructure financing. Overall, the cost-income ratio deteriorated to 44.8 % compared with 31.5 % in the previous year, because the proportionate increase in general administrative expenses was higher than the corresponding increase in operating revenues. Nevertheless, the cost-income ratio is still very low, and underlines the high productivity of the Group. The number of employees last year increased as a result of expansion at DEPFA and the initial consolidation of DEPFA First Albany Securities LLC. As of 31 December 2007, the new Hypo Real Estate Group employed 2,000 persons, compared with 1,829 at the end of 2006.

Balance of other income/expenses Last year, the balance of other income/expenses amounted to € –6 million due to other tax expenses. Last year, the balance of other income/expenses included effects of the mandatory convertible bond issued for financing the DEPFA acquisition. The mandatory convertible bond contains an embedded multiple component derivative based on shares of Hypo Real Estate Holding AG; in accordance with IAS 39, it has to be separated from the host contract and has to be measured separately at fair value. The change in the fair value has to be recognised in the income statement. For the purpose of preparing the pro forma income statements, it has been assumed that the mandatory convertible bond was issued at the assumed date of acquisition of DEPFA, namely 1 January 2006. The measurement of the derivative as of 31 December 2006 has resulted in an expense before deferred tax of € –47 million which is economically not sustainable.

Pre-tax profit Last year, the Hypo Real Estate Group generated before one-off effects a pro forma pre-tax profit of € 1,073 million and, despite the negative net trading income, was only slightly lower than the corresponding previous year pro forma figure (2006: € 1,105 billion). The figure for the year 2007 does not include the profits of € 90 million attributable to the sale of the non-strategic portfolio and the valuation result affecting income of € 301 million in relation to the CDOs (net trading income of € 198 million and net income from financial investments of € 268 million reduced by the reversal of € 165 million of provisions for losses on loans and advances), whereas the previous year figure has been adjusted by the expense of € 47 million attributable to the derivative embedded in the mandatory convertible bond. Including one-off effects, the combined pre-tax profit of the Group amounted to € 862 million, compared with € 1,058 million in the previous year.

The fact that the Euro has strengthened against other currencies has had only a minor impact on net income, because currency positions are generally hedged at an early stage. However, the development in exchange rates has had an impact on the individual items in the income statement. This has had a negative impact on operating revenues and a positive impact on general administrative expenses.

Business segment Commercial Real Estate

Key Financials (pro forma)		2007	2006
Operating performance			
Operating revenues	in € million	963	973
Net interest income and similiar income	in € million	760	737
Net commission income	in € million	152	128
Net trading income	in € million	2	3
Net income from financial investments	in € million	36	106
Net income from hedge relationships	in € million	6	–
Balance of other operating income/expenses	in € million	7	–1
Provisions for losses on loans and advances	in € million	66	113
General administrative expenses	in € million	180	179
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	717	681
Cost-income ratio (based on operating revenues)	in %	18.7	18.4

The Commercial Real Estate segment essentially comprises the strategic, commercial real estate financing arrangements of Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG. Accordingly, the new segment mainly comprises the domestic and international activities in the field of commercial real estate financing.

The segment demonstrates the significant viability in this important core area of the Hypo Real Estate Group. Compared with the previous year, pro forma pre-tax profit of € 717 million was lower than the corresponding previous year figure (€ 681 million).

Operating revenues amounted to € 963 million, and were thus only slightly lower than the corresponding previous year figure (€ 973 million). The positive development in net interest income and similar income as well as net commission income mainly compensated for the lower net income from financial investments. Accordingly, net interest income and similar income amounted to € 760 million compared with € 737 million in the previous year. This item includes less income from prepayment penalties and sales of receivables than was the case in the previous year. The higher strategic real estate financing portfolio and the improvement in new business yields which has been evident since the mid-year point have had a positive impact. Net commission income increased by € 24 million to € 152 million as a result of the higher volume of new business and income from customer derivatives (2006: € 128 million). Net trading income of € 2 million includes the valuation result of stand-alone derivatives in the banking book which have to be shown in the income statement and also income from realising financial instruments (2006: € 3 million). As a result of much lower profits generated by the disposal of securities, net income from financial investments declined to € 36 million (2006: € 106 million). Because the changes in the value of underlyings and hedging instruments did not balance each other out entirely, net income from hedge relationships of € 6 million was recognised (2006: € 0 million).

Additions to provisions for losses on loans and advances amounted to € 66 million and were thus € 47 million lower than the corresponding previous year figure (€ 113 million) mainly as a result of the positive development in the quality of the real estate financing portfolio.

Despite the salary increases which were in line with the sector, general administrative expenses came in at € 130 million, almost exactly the same figure as that reported in the previous year (2006: € 179 million). This development is the result of strict cost policy. Because operating revenues and general administrative expenses were almost the same as the corresponding previous year figures, there was hardly any change in the cost-income ratio (18.7 % in 2007 compared with 18.4 % in 2006).

Business segment Public Sector & Infrastructure Finance

Key Financials (pro forma)		2007	2006
Operating performance			
Operating revenues	in € million	834	656
Net interest income and similiar income	in € million	579	438
Net commission income	in € million	43	32
Net trading income	in € million	−18	10
Net income from financial investments	in € million	205	185
Net income from hedge relationships	in € million	29	−5
Balance of other operating income/expenses	in € million	−4	−4
Provisions for losses on loans and advances	in € million	—	3
General administrative expenses	in € million	152	113
Balance of other income/expenses	in € million	—	—
Pre-tax profit	in € million	682	540
Cost-income ratio (based on operating revenues)	in %	18.2	17.2

The Public Sector & Infrastructure Finance segment mainly comprises the public sector business of DEPFA as well as the infrastructure financing business of DEPFA and Hypo Public Finance Bank.

The new segment which was created after the acquisition of DEPFA has achieved a very positive performance, and thus underlines the successful diversification strategy of the Hypo Real Estate Group. Compared with the previous year, pre-tax profit improved by € 142 million to € 682 million.

Operating revenues of € 834 million considerably exceeded the corresponding previous year figure (€ 656 million), and this is reflected in the positive development of almost all main types of revenues. Net interest income and similar income increased by € 141 million to € 579 million. This item benefited from an increase in the volume of high margin infrastructure financing arrangements. This more than compensated for the decline in Public Sector Finance. Profits from the sale of receivables also had a positive impact. New business resulted in an improvement in net commission income, which amounted to € 43 million (2006: 32 million). Net trading income resulted from treasury activities, and at € −18 million was affected by the turmoil on the markets (2006: € 10 million). Higher levels of sales of securities at DEPFA resulted in net income from financial investments improving by € 20 million to € 205 million. The turmoil on the financial markets resulted in a flight into high quality investments, and in particular into highly rated government bonds. This provided DEPFA with an opportunity of selling certain assets which had increased in value. The net income from hedge relationships amounted to € 29 million, compared with € −5 million in the previous year.

Additions to provisions for losses on loans and advances in the Public Sector & Infrastructure Finance segment were not necessary (2006: portfolio-based impairments of € 3 million). General administrative expenses increased by € 39 million to € 152 million. This increase reflects normal salary increases and in particular the further expansion of the portfolio of infrastructure financing. Because the proportionate increase in general administrative expenses was higher than the corresponding increase in operating revenues, the cost-income ratio deteriorated slightly to 18.2 % compared with 17.2 % in the previous year. Nevertheless, the comparatively very low ratio demonstrates the very high cost efficiency of the segment.

Business segment Capital Markets & Asset Management

Key Financials (pro forma)		2007	2006
Operating performance			
Operating revenues	in € million	19	195
Net interest income and similiar income	in € million	85	9
Net commission income	in € million	44	19
Net trading income	in € million	–63	164
Net income from financial investments	in € million	–23	–5
Net income from hedge relationships	in € million	–24	8
Balance of other operating income/expenses	in € million	–	–
Provisions for losses and advances	in € million	1	–
General administrative expenses	in € million	100	66
Balance of other income/expenses	in € million	–	–
Pre-tax profit	in € million	–82	129
Cost-income ratio (based on operating revenues)	in %	>100.0	33.8

The Capital Markets & Asset Management segment comprises all activities of the Group in connection with the capital market as well as asset management for real estate secondary products. The focus is on products such as customer derivatives, securitisations and selected asset management solutions. Own dealing activities were reduced in the second half of 2007.

The turmoil on the financial markets after mid-2007 had a considerable impact on the results of operations of the Capital Markets & Asset Management segment. In consequence, pro forma pre-tax profit was reported as € –82 million, whereas a positive figure was reported in the previous year (2006: € 129 million).

The result is much worse than the corresponding previous year figure, and this is reflected mainly in operating revenues, which amounted to € 19 million (2006: € 195 million). Net interest income and similar income increased by € 76 million to € 85 million. The income from the guaranteed investment contracts of DEPFA and the securitisation portfolio reported a positive development. Net commission income increased from € 19 million in the previous year to € 44 million. The increase was generated by business with customer derivatives of DEPFA, which benefits from realising cross selling opportunities arising out of the lending businesses. In addition, net commission income from asset management increased by € 5 million to € 21 million, because higher revenues were generated particularly in the first half of 2007. In the second half of 2007, assets under management declined appreciably particularly in the Asset Backed Commercial Paper Conduit Morrigan TRR Funding LLC, because the mainly short-term invested assets of customers were reduced as a result of the capital market crisis. Overall, assets under management amounted to only € 20.5 billion as of 31 December 2007, compared with € 31.7 billion at the end of the previous year. The main items hit by the financial market crisis were net trading income (€ –63 million compared with € 164 million in 2006) and net income from financial investments (€ –23 million compared with € –5 million in 2006). Negative spread changes resulted in a decline in the fair value of many products. Trading portfolios resulted in direct charges recognised in the income statement. Impairments had to be recognised in relation to products not shown at fair value through profit or loss, and disposal losses were incurred. The net income from hedge relationships amounted to € –24 million compared with € 8 million in the previous year.

Additions to provisions for losses on loans and advances amounted to only € 1 million (2006: € 0 million). As a result of the process of setting up the segment in recent years at DEPFA and also at Hypo Public Finance Bank, general administrative expenses increased by € 34 million to € 100 million. However, the adjustment of bonus accruals in the trading segment demonstrates the cost sensitivity. As a result of the low operating revenues, the cost-income ratio was > 100 % (2006: 33.8 %).

Development in assets

Total assets of the Hypo Real Estate Group have more than doubled compared with 31 December 2006, primarily as a result of the initial consolidation of DEPFA. Accordingly, total assets as of 31 December 2007 increased to € 400.2 billion compared with € 161.6 billion as of 31 December 2006. The increase in the group of consolidated companies to include DEPFA has had the following effects:

Assets

in € million	Consolidated balance sheet 2007	thereof: acquired assets[1]	Consolidated balance sheet 2006
Cash reserve	10,654	1,979	648
Trading assets	20,552	4,420	11,798
Loans and advances to other banks	51,975	32,607	18,010
Loans and advances to customers	213,173	140,716	81,602
Allowances for losses on loans and advances	−905	−24	−940
Financial investments	88,851	45,809	41,287
Intangible assets	68	28	46
Property, plant and equipment	2,555	336	69
Other assets	9,870	4,885	5,514
Income tax assets (current and deferred)	3,381	32	3,559
Total assets	**400,174**	**230,788**	**161,593**

[1] Carrying amounts of first time consolidation of DEPFA including amortisation of PPA adjustments, reserves and losses as of 31 December 2007

The main effect attributable to the acquisition of DEPFA was seen in loans and advances to customers and loans and advances to other banks, in which most of the portfolio of public finance and infrastructure finance is shown. Bonds and debt instruments from these portfolios resulted in a considerable increase in financial assets. The initial consolidation has resulted in goodwill of € 2,213 million as well a recogition of customer relations in the amount of € 177 million (31 December 2007: € 174 million after impairment) and brand names in the amount of € 80 million. These items have resulted in an increase in intangible assets.

Excluding the effects of the initial consolidation of DEPFA, total assets increased slightly. Municipal lending declined significantly, as originally planned. Strategic real estate financing increased, whereas the non-strategic real estate financing declined (approx. € 4.3 billion at the time of the contract signing), also as a result of the sale of a portfolio. The deposits held with central banks and shown in the cash reserve increased considerably. The trading activities of Hypo Public Finance Bank resulted in slightly higher trading inventories compared with the beginning of the year. However, compared with 30 June 2007, such holdings were reduced as a response to the turmoil on the international financial markets. The volume of financial assets increased slightly compared with the previous year. After the reclassification of HtM holdings as of 1 July 2007, the financial assets contained only financial assets in the categories AfS, dFVTPL and LaR as well as investment property and the share in Quadra Realty Trust, Inc., New York which is accounted for using the equity method. The shares in the Quadra Realty Trust and the share of around 2.2 % in the Australian investment and consulting company Babcock & Brown constitute the only major equity holdings which are not fully consolidated.

Contingent liabilities amounted to € 4.4 billion as of 31 December 2007 (2006: € 1.7 billion). They increased primarily as a result of the initial consolidation of DEPFA. The derivative volume had a nominal amount of € 1,137.9 billion as of 31 December 2007 (2006: € 489.8 billion). Derivatives are used mainly for hedging interest rate, credit and foreign exchange risks. The main instruments which are used are interest swaps. The main hedged underlyings are receivables, securities and liabilities.

Loan portfolio development The loan portfolio, which unlike the documentary total volume of lending in the following also includes loan commitments and securities and which is the basis for group management, is presented in the following as though DEPFA had been part of the Hypo Real Estate Group since the beginning of 2006. After maturities and repayments, the total portfolio increased by € 3.5 billion compared with 31 December 2006 (€ 352.4 billion). The volumes of the strategic portfolios increased, particularly the strategic portfolios of real estate financing and infrastructure financing, whereas the non-strategic portfolios were reduced further as planned. As of 31 December 2007, the total volume of the credit portfolio amounted to € 355.9 billion (thereof paid out: € 317.0 billion).

The strategic real estate financing portfolio amounted to € 65.6 billion as of 31 December 2007, compared with € 62.2 billion as of 31 December 2006. Of this figure, € 54.3 billion was paid out (31 December 2006: € 50.6 billion). This reflected the positive impact of new business. The volume of new business for strategic real estate financing business amounted to € 32.1 billion. Accordingly, new business for real estate financing was not only considerably higher than the corresponding figure for 2006 (€ 26.6 billion); it was also higher than the forecast target of € 23.5 billion. New commitments were made without deviating from the stringent requirements applicable to risk and return, and thus also ensure high portfolio quality in the long term. Measured in relation to all new real estate financing business in 2007, there was an average return after taxes of above 14 %. There was a noticeable improvement in returns after tax, particularly towards the end of 2007. Viewed in isolation, a figure of more than 15 % was achieved in the fourth quarter of 2007.

86 % of the strategic real estate financing portfolio broken down according to regions consists of European financing arrangements, and in turn mainly comprises Germany, Great Britain, France and Scandinavia. America, Asia and other regions account for 14 %. With regard to the financed property types, office buildings and retail premises as well as commercial residential construction are predominant, in line with overall strategy.

Public finance amounted to € 229.0 billion as of 31 December 2007 (31 December 2006: € 244.2 billion). Of this figure, € 206.4 billion has already been paid out. One of the reasons for the decline is sales of bonds and receivables which had increased in value. € 182.5 billion of the portfolio is attributable to DEPFA, and € 46.5 billion is attributable to other companies in the Hypo Real Estate Group. The volume of new business for public finance amounted to € 57.5 billion (2006: € 61.7 billion), and was thus € 4.2 billion lower than the corresponding previous year figure.

Infrastructure finance amounted to € 18.4 billion as of 31 December 2007, compared with € 10.1 billion as of 31 December 2006. Of this figure, € 15.5 billion has already been paid out. The reason behind the strong increase was new business, which amounted to € 12.3 billion (2006: € 8.1 billion). Hypo Real Estate is accordingly investing considerable amounts in this market of the future.

The capital markets portfolio amounted to € 18.3 billion compared with € 5.6 billion as of 31 December 2006. This increase is attributable to an expansion of business with financial institutions.

There is also an investment book of € 1.7 billion (2006: € 1.1 billion) and three non-strategic portfolios. The non-strategic real estate financing portfolio of Hypo Real Estate Bank AG amounted to € 6.5 billion as of 31 December 2007 (31 December 2006: € 11.2 billion), and thus declined by € 4.7 billion in line with overall strategy. The decline is mainly attributable to the sale of the non-strategic portfolio of performing real estate loans to ING-DiBA. The two non-strategic portfolios at DEPFA amounted to a total of € 16.4 billion (2006: € 18.0 billion) and are attributable to an existing portfolio of real estate financing arrangements and closed interest positions.

There are also assets under management of € 20.5 billion (2006: € 31.7 billion). The decline is attributable to the withdrawal of client funds following the turmoil on the financial markets.

Development in the financial position

The capital structure of the Hypo Real Estate Group as of 31 December 2007 is still sound; all current obligations can be met. The liabilities have a balanced maturity structure.

The total Group liabilities increased appreciably from € 158.1 billion to € 394.1 billion. The main reason for the increase was the initial consolidation of DEPFA, which has had the following impact:

Liabilities

in € million	Consolidated balance sheet 2007	thereof: assumed liabilities[1]	Consolidated balance sheet 2006
Liabilities to other banks	111,241	76,263	24,609
Liabilities to customers	27,106	9,184	12,225
Liabilities evidenced by certificates	218,080	127,258	102,511
Trading liabilities	14,835	3,574	5,879
Provisions	144	65	55
Other liabilities	14,722	8,573	8,417
Income tax liabilities (current and deferred)	2,357	287	2,190
Subordinated capital	5,615	2,512	2,262
Liabilities	**394,100**	**227,716**	**158,148**

[1] Carrying amounts of first time consolidation of DEPFA including amortisation of PPA adjustments, reserves and losses as of 31 December 2007

Excluding the effects attributable to the initial consolidation of DEPFA, total liabilities increased slightly. Liabilities to other banks and liabilities to customers increased, also as a result of the issuing of borrowers' note loans. On the other hand, liabilities evidenced by certificates declined. As a result of the planned reduction of the non-strategic portfolio of real estate financing and public financing, fewer mortgage and public sector Pfandbriefe were issued. In addition, the Repo positions and issued commercial papers also declined. Subordinate capital increased compared with 31 December 2006 as a result of the hybrid capital of € 350 million issued in the second quarter of 2007 and the mandatory convertible bond of € 450 million for refinancing the DEPFA acquisition which was issued in the third quarter.

Shareholders' equity (excluding revaluation reserve) amounted to € 7.9 billion as of 31 December 2007, compared with € 4.9 billion as of 31 December 2006. The increase compared with the previous year was mainly attributable to the capital increase of € 2.8 billion carried out within the framework of the DEPFA acquisition. Shareholders' equity declined by € 9 million as a result of the 211,896 treasury shares held in the portfolio of DEPFA BANK Deferred Stock Trusts, Dublin. The revaluation reserve declined by € 397 million compared with the previous year. Impairments attributable to AfS financial instruments which were recognised in equity resulted in the AfS reserve declining by € 302 million to € –346 million. This development reflects the price adjustments due to the increased level of market rates for the holdings classified as AfS. This also includes the effects attributable to the valuation of the structured products. On the other hand, the cash flow hedge reserve declined slightly by € 95 million to € –1,511 million. The AfS reserve and cash flow hedge reserve are not taken into consideration for the purpose of calculating return on equity.

As a result of the acquisition of DEPFA, the other obligations increased appreciably to € 35.5 billion. This includes liquidity facilities of € 16.5 billion issued by DEPFA. The receivables which have not been disbursed or which have not been disbursed in full are reflected in the irrevocable loan commitments. These increased from € 11.2 billion to € 17.3 billion as a result of the initial consolidation of DEPFA. Excluding the commitments of DEPFA, there was only a minor change compared with the previous year.

Regulatory indicators according to BIS[1)] The Hypo Real Estate Group also reports sound capitalisation for regulatory purposes (according to BIS) as of 31 December 2007. Core capital increased to € 7.1 billion compared with € 4.6 billion as of the end of 2006. The main reason for the increase is the capital increase which took place within the framework of the acquisition of DEPFA and also the issue of hybrid capital with a volume of € 350 million in the second quarter of 2007. Supplementary capital amounts to € 2.9 billion (31 December 2006: € 2.0 billion). Overall therefore, own funds amount to € 10.0 billion, compared with € 6.6 billion at the end of 2006. There was no tier-III capital as of the reporting dates. Risk assets increased by € 34.6 billion since the beginning of the year to € 101.0 billion as a result of the strong new business and the acquisition of DEPFA.

Risk assets compliant with BIS rules

in € billion


100
75
50
25
0
56.3
66.4
101.0
31.12.2005
31.12.2006
31.12.2007

[1)] Calculated on the basis of the Principle I figures adjusted by the bank for Basel I purposes.

The core capital ratio is 7.0 %, compared with 7.0 % as of 31 December 2006; the equity ratio is 9.4 %, compared with 9.3 %.

Refinancing Refinancing operations have been pooled as a result of the new organisation of the Hypo Real Estate Group. Although refinancing transactions are still carried out by the operating entities, they are now managed centrally. The following presentation details the refinancing operations of the whole of 2007 (in other words, as if DEPFA had been part of the Hypo Real Estate Group since the beginning of 2007) and allocates the refinancing transactions to the various segments.

Commercial Real Estate Finance Refinancing in the Commercial Real Estate segment is handled via two issuers and managed centrally in Munich. Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG are the two German issuers which issue mortgage Pfandbriefe as well as senior unsecured bonds.

Mortgage Pfandbrief issues were of minor importance in 2007. This is due to the fact that a non-strategic retail portfolio with € 4.3 billion was sold. This portfolio was mainly in the cover funds for Mortgage Pfandbriefe. Most of the outflow of cover funds has already been replaced by new business. However, only very limited new issues were carried out in 2007 as a result of the portfolio sale. Nevertheless, the Pfandbrief continues to play a strategic role for refinancing in the Commercial Real Estate segment.

Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG placed senior unsecured bonds worth € 18.6 billion on the market. Of this figure, the majority was absorbed by the market via private placings. In February 2007, these private placings were complemented by a benchmark transaction of Hypo Real Estate Bank AG worth € 1.5 billion with a term of three years. The transaction was successfully placed on the market. 51 % of investors came from other European countries and Asia. In addition, a benchmark transaction of Hypo Real Estate Bank International AG was topped up by € 500 million in July 2007. So-called Slimbos, each with a value of € 1 billion, were successfully issued in February and July 2007.

Despite the turmoil on the capital market between July and the end of 2007, the Hypo Real Estate Group was very successful in placing securities on the market. Refinancing for the new business which was above budget was again assured at all times in the second half of 2007. The balanced refinancing structure involving a mix of short-term and long-term funding in international markets has particularly demonstrated its worth. In the field of short-term refinancing, Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG operate on the market with Repo transactions, treasury and money market activities. Overall, the outstanding volume of commercial paper, certificates of deposit and interbank deposits was around € 3 billion at the end of 2007. In addition to Munich, New York has also become established as a liquidity centre, and makes a major contribution to the diversification of the short-term funding mix. Deposits and commercial paper programmes in US Dollars as well as Canadian Dollars are used mainly as the source of refinancing. Last year, the Hypo Real Estate Group was thus able to sign up several major US investors.

Public Sector & Infrastructure Finance and Capital Markets & Asset Management The Capital Markets team, headquartered in Dublin, is responsible for DEPFA's long-term funding activities. This is done using a broad range of funding instruments including public benchmarks, private placements and loan transactions.

DEPFA enjoys a leading position in the Covered Bond market through its AAA-rated public sector Covered Bonds, Irish Asset Covered Securities (ACS) and German Pfandbriefe, which are the principal sources of long-term funding for the bank. These liquid instruments are collateralised by high quality, widely diversified public sector assets and trade on a variety of electronic platforms including EuroMTS, EuroCredit MTS, Tradeweb, Marketex and Bond Vision.

In 2007 DEPFA executed two USD benchmarks. In March, DEPFA ACS BANK brought a USD 1.25 billion 30-year transaction. This was the first, and so far only, ultra-long USD-denominated covered bond ever issued. In October this was followed by a USD 2 billion 3 year issue. Both of these transactions served to further build the Bank's USD benchmark curve, which now has six outstanding issues with maturities ranging from October 2008 to March 2037. Currently the total outstanding volume of DEPFA ACS benchmarks is slightly in excess of € 23.5 billion equivalent.

DEPFA's activities in the primary markets this year led to the Bank being recognised by EUROMONEY as "Best Covered Bond Borrower 2007".

DEPFA's USD benchmarks are largely placed outside Europe (on average 70 %), reflecting the strength of DEPFA's global investor name recognition. As the USA is one region where the bank has seen, and anticipates further, significant asset growth, DEPFA is committed to further expanding its USD funding base with other capital markets products, including the recently established AAA 144A USMTN programme.

Investors in DEPFA's ACS benchmarks are attracted by the high quality and liquidity of these instruments and the positive spread to sovereign and agency paper. Despite the global credit and liquidity crisis, the secondary market for public sector-backed covered bonds has remained remarkably stable in contrast to other asset classes. DEPFA was a beneficiary of the stability in this asset class and was therefore well positioned to access the primary markets during the second half of 2007.

DEPFA is also an active issuer of EMTN's, both secured and unsecured in a wide variety of structures, currencies and maturities either as private placements or as public transactions. 2007 was a very strong year for these markets, with two-thirds of DEPFA's long-term funding being sourced in the private placement markets.

The success of the funding strategy employed by DEPFA in 2007 is reflected in the fact that the Bank raised its targeted € 13.5 billion of long-term funding at deeper sub-Libor levels than were achieved in 2006, or at any stage in recent years. This was achieved whilst maintaining an average weighted tenor of new borrowings of approximately nine years.

DEPFA's Money Market platform with desks located in Dublin, Frankfurt, New York and Tokyo ensures access to global liquidity and performs a pivotal role in the funding strategy. The Money Market desk manages and sources all of the Bank's funding requirements out to two years.

The desk sources liquidity from a diverse range of counterparties and geographies offering investors a range of highly liquid liability products and programmes.

DEPFA continues to be a pre-eminent issuer in the short-term paper market, due to our strong short-term ratings, consistent pricing levels and a willingness to support our paper by providing investors with competitive buy-back prices. The Bank has continued to place the emphasis on developing its domestic funding bases in order to keep in step with the Group's continued diversification of its balance sheet. In 2007 we sourced funding in 25 different currencies.

DEPFA's excellent name recognition and strong track-record in the money markets enabled the Bank to maintain consistent and often increasing outstandings in both deposits and Commercial Paper programmes in 2007, indeed the money market desk raised a total of € 700 billion in funding during the year. Despite the disruptions to the money markets caused by the global liquidity crisis, DEPFA's funding position remained comfortable at all times.

Another important source of short-term liquidity is derived from our Repo operations which are closely tied to our asset origination activities of liquid sovereign and sub-sovereign debt. Given the flight to quality that has taken place across the fixed income markets, particularly in the latter part of 2007, the money market desk was able to capitalise on the high quality of DEPFA's assets to achieve incredibly tight repo funding spreads. The relative stability of DEPFA's unsecured funding spreads (particularly when compared to other financial institution asset classes) when combined with the dramatic improvement in repo spreads resulted in the outstanding money market funding for the bank as at 31 December 2007 being priced at the tightest ever levels of Libor – 15.8 bps.

Hypo Public Finance Bank restricts its activities to issuing senior unsecured bonds, whereas its Luxembourg-based subsidiary, Hypo Pfandbrief Bank International, issues Lettre de Gage Public, the Luxembourg version of the public Pfandbrief. In 2007, Hypo Pfandbrief Bank International issued Lettres de Gage Publiques worth € 1.2 billion.

Summary

The result of the Hypo Real Estate Group has been influenced by numerous exceptional factors in financial year 2007. The turmoil on the financial markets has resulted in write-downs and changes in the value of Collaterised Debt Obligations (CDOs) and other products which are recognised in the income statement. This has had a considerable negative impact on net trading income and net income from financial investments. In addition, pre-tax profit contains positive and negative one-off effects arising from the acquisition and integration of DEPFA as well as the sale of a non-strategic portfolio.

Report on Related Party Transactions

Quadra Realty Trust Inc., New York, has been listed on the New York Stock Exchange since 15 February 2007. Hypo Real Estate Capital Corporation, the New York subsidiary of Hypo Real Estate Bank International, manages the trust. Within the framework of a sale of receivables, Hypo Real Estate Capital Corporation acquired 8,330,000 shares of the trust. From the Group point of view, Hypo Real Estate Capital Corporation generated a profit of € 2 million from the sale of the receivables. Hypo Real Estate Capital Corporation also received 600,000 shares of the trust as payment. Overall, Hypo Real Estate Capital Corporation holds a 34.72 % interest in the trust as of 31 December 2007. The shares are accounted for using the equity method.

An overview of the other main business relations with related parties is set out in the notes to the consolidated financial statements.

Events after 31 December 2007

On 29 January 2008, Hypo Real Estate Capital Corporation, New York, a wholly owned subsidiary of Hypo Real Estate Bank International AG, Munich, and Quadra Realty Trust Inc., New York, announced the signing of a merger agreement. In accordance with this agreement, Hypo Real Estate Capital Corporation through its special purpose subsidiary HRECC Merger Sub Inc., which been formed for such purposes of this transaction, made a tender offer regarding the outstanding shares of 65.3 % in Quadra Realty Trust, Inc. which it did not own for a price of USD 10.6505 per share in cash. In addition, Quadra Realty Trust, Inc. was to announce a dividend of USD 0.3494 (a total of USD 9 million) payable to Quadra Realty Trust Inc.'s shareholders if the tender offer was completed in accordance with the merger agreement. Therefore, each outstanding Quadra shareholder received USD 11.00 in the aggregate for each Quadra share. On the date of expiration of the tender offer (12 March 2008, midnight) more than 89 % of the shares owned by outstanding shareholders of Quadra Realty Trust Inc. (other than Hypo Real Estate Capital Corporation, Inc.) had been tendered which resulted in Hypo Real Estate Capital Corporation holding more than 90 % of Quadra Realty Trust Inc.'s shares through its wholly owned subsidiary HRECC Merger Sub Inc. Therefore, with effect of 14 March 2008 (4:01 p.m. EST), Quadra Realty Trust, Inc. could be merged with HRECC Merger Sub Inc. The transaction has now been completed. Since this date, Quadra Realty Trust, Inc. is a wholly owned subsidiary of Hypo Real Estate Capital Corporation Inc. Quadra Realty Trust, Inc. is a company which invested primarily in commercial real estate financing and similar products.

On 31 January 2008, Hypo Real Estate Holding AG received notification of legal action taken by a shareholder who is enforcing claims for damages in connection with the ad-hoc release of 15 January 2008. The Company is assuming that the legal action does not have any prospects of success.

On 9 January, Andrew Readinger, Deputy Chairman of the Management Board of DEPFA BANK plc, left DEPFA BANK plc as part of a mutually agreed arrangement. His duties for public sector origination will be taken over by Paul Leatherdale, who is already responsible for the infrastructure finance activities DEPFA.

There has also been the following change in the composition of the Management Board of DEPFA Deutsche Pfandbriefbank AG: Dr. Marcel Morschbach will become a member of the Management Board of DEPFA Deutsche Pfandbriefbank AG with effect from 1 February 2008. Hans R. Keller, who has been a member of the Management Board of this bank since 1 January 2006, will retire on 31 March 2008.

Apart from the above, there have been no reportable events after 31 December 2007.

The prudent taking of risk and the managing of risk to maximise returns is the essence of our business. This requires a risk framework including a risk strategy, a risk governance infrastructure (including risk policies, processes and procedures), the identification and measurement of all material risk types, on-going risk monitoring and a comprehensive limit framework. For such activities, Hypo Real Estate Group emphasises the essential importance of a strong and independent Risk Management function through a comprehensive and integrated Group Risk Management organisation.

Due to the merger with DEPFA in 2007 data of previous year (e.g. pro forma values) are only meaningful to a limited extent and is listed for relevant parts.

The risk report contains information which has to be disclosed inter alia in accordance with IFRS 7.

Risk management organisation and governance

Organisation and control of the risk function within the company: Group Management Board, committees, organisational chart

The Group Management Board is the decision making body for all strategic and operational decisions. With regard to risk management, it is responsible for:

- Ensuring the proper organisation of business as well as the proper management and monitoring of risks;
- Defining, communicating and reviewing business and risk strategies (based on the Group's risk bearing capacity), setting the framework for all entities in Hypo Real Estate Group;
- Approving Credit Authority guidelines setting the frame for every decision required along the credit process chain. Based on the Credit Authority guideline, individual authorities are assigned as personal credit authorities according to individual qualification, experience and training;
- Deciding on strategies concerning market and liquidity risk as well as performance developments in Capital Markets, Treasury, refinancing business and asset liability management. It acts as point of escalation in combination with Group Asset and Liability Committee (ALCC).

The Supervisory Boards both of Holding as well as legal entities of Hypo Real Estate Group regularly review the strategies and the risk profile of the Group with its subsidiaries.

The Group Risk Management Committee (RMC) meets monthly, is chaired by the Chief Risk Officer and consists of the Chief Financial Officer and the Heads of Group Risk Management Operating Office, Group Risk Control and Group Finance. The main purpose of the Committee is to:

- Evaluate the Group's risk position on a regular basis, including regularly approving the ICAAP calculation;
- Discuss/advise the Group Management Board, in particular on, but not limited to the following items:
  - Group's overall risk exposure;
  - Group's credit risk exposure (incl. country risk);
  - Group's divisional credit portfolios in the context of market developments;
  - Group's credit portfolio management;
  - Group's market risk exposure;
  - Group's short term liquidity situation;
  - Group's operational and other risks exposure;
  - Limitation of overall risks, especially credit and market risks;
  - Implementation of a consistent risk measurement methodology and an effective risk monitoring/reporting framework within the Group;
  - Introduction of new products, new business units and/or new markets;
  - Discussion of Group-wide applicable policies and processes relevant for risk management.

The Group Asset and Liability Committee (ALCO) meets monthly, is chaired by the Chief Financial Officer and consists of the Chief Risk Officer, the Board Members of relevant business segments, Heads of Group Finance, Group Risk Control, and the managers in charge of treasury and funding entities of the Group. The main purpose of the Committee is to optimise the asset/liability mix of the Group, to manage the market and liquidity risk as well as:

- Market and liquidity risks of Hypo Real Estate Group;
- Treasury & trading Performance;
- Asset & Liability management and funding strategies;
- Set-up and management of model books (equity, prepayments, etc.);
- Management of the Group's foreign exchange position;
- Introduction of new product groups, new business units and/or markets;
- Discussion of Group-wide policies and procedures with respect to Asset & Liability Management topics;
- Documentation and communication of relevant topics.

The organisational structure of the Group Risk Management and its Board level committees are shown in the following figure. Risk Management's organisation is aligned to the business segments.

Risk management organisation and governance


Hypo Real Estate Holding Supervisory Board
Audit Committee
Hypo Real Estate Holding Management Board (CEO, CFO, CRO ...)
Risk Management Committee
Asset and Liability Committee
Chief Risk Officer
Credit Risk Management Commercial Real Estate
Credit Risk Management Public Sector & Infrastructure Finance
Credit Risk Management Capital Markets & Asset Management
Market Risk Management
Group Operational Risk
Group Risk Management Operating Office
Group Risk Control

The objectives of the Group Risk Management organisation are to:
- Review all credit portfolio and market risk limits with regard to the Group's risk appetite;
- Identify and reduce concentration risks;
- Identify and eliminate value destroyers in the Group's portfolio;
- Review the Group's risk models regarding validity;
- Review processes regarding transparency, accountability, integrity and consistency.

Type of risks encountered

Central to the Group's execution of its business strategy is considered risk taking according to the Group's risk appetite, within defined limits. The main risks faced by the Group are
- Credit risk,
- Market risk,
- Liquidity risk,
- Operational risk.

Credit risk is the Group's core risk based on the Hypo Real Estate Group's business model. This is also reflected by the distribution of the economic capital of approx. € 4.9 billion where Credit Risk accounts for 72% as of 31.12.2007. Credit-, Market-, Liquidity- and Operational risk are discussed in more detail in subsequent sections.

Description of general risk strategies and policies

The Group Management Board and the Group Risk Management Committee set out the Group's overall risk strategy, policies and limits.

Hypo Real Estate Group's strategy is based on sustainable profitable growth with a stable and balanced business mix combined with strong diversification by business activities, geographies as well as funding. The risk strategy is characterised by:
- Comprehensive risk identification and measurement of all material risk types inherent in the Group's business;
- Prudent risk limitation in accordance with the Group's risk appetite and risk bearing capability;
- Timely risk monitoring and management both on single business level and portfolio level to optimise risk return ratios and maintain a prudent and highly diversified risk profile.

The Group General Credit Policy is adopted by the Group Management Board and is binding for the entire Group. It defines the essential credit principles and the core elements of the credit process.

The Group Management Board, the Group Risk Management Committee and the Group ALCO set the overall limit for the Group's Market Risk Exposure. Limits are then allocated within that exposure for the business lines of the Group. These limits are based on the strategic direction of the Group and the risk bearing capability.

Risk reporting

The regular Board-level risk reports are the daily Market & Liquidity Risk Report, the monthly Risk Management Committee Report and the quarterly Group Risk Report. These reports give the Management Board a comprehensive overview of the risks by risk type and legal operating unit and include detailed information, e.g. current hot spots.

Besides these executive risk reports, the management of the Group's risks is supported by a series of regular as well as ad hoc reports.

Integration of risk management of Hypo Real Estate and DEPFA

With change of control, DEPFA's risk functions were immediately integrated in the overall risk steering of Hypo Real Estate Group. Daily market risk reports and credit committee activity are integrated. In addition, the opportunity was used to select the best risk management policies, procedures, methodologies, and processes of DEPFA and Hypo Real Estate.

The Hypo Real Estate Group is in the process to fully harmonise policies and procedures, and has defined the following key milestones:

1. *Organisation and top-level governance:* completed. Shortly after change of control, organisational structure, top positions as well as governance committees have been decided and implemented. This included interalia the Credit Committees in the banks and the Risk Management Committee.
2. *Business and risk strategy:* will be reviewed by the beginning of 2008. The Group is currently reviewing a combined business and risk strategy covering all relevant risk types and segments of the Group. Already in 2007 the Group has taken strategic decisions to reduce its risk taking in respect of financial risks (market risk in trading books) and concentrate on its core risk taking competencies of commercial real estate, infrastructure finance and public sector lending.
3. *Group-wide risk policies:* Q2 2008. Overall risk policies have already been harmonised in 2007 taking the best elements of DEPFA and stand alone Hypo Real Estate. Final updates will be done in Q2 2008.
4. *Unified risk reporting:* completed. A combined daily market and liquidity risk report was in effect since the first day after change of control in 2007. In addition the Group has developed a unified suite of risk reports based on aggregated portfolio data for year-end 2007 figures.
5. *Harmonisation of risk-based pricing tool:* Q3 2008. By the end of the third quarter 2008, the credit risk pricing tool will be harmonised between the former DEPFA and Hypo Real Estate areas of business.
6. *Harmonisation of process manuals:* Q3 2008. The consolidation of the various risk procedures will be finished by the end of the third quarter 2008.
7. *Group-wide economic capital management:* Q4 2008. Both Hypo Real Estate and DEPFA had their own business specific version of economic capital, which have been combined as part of the integration. In 2008 the methodologies are being further merged using the expertise of both businesses.

In areas where integration work is not yet complete, the individual banks are being run in line with their existing policies, procedures and tools, which have all been approved by the relevant regulators.

Credit risk

Definition and risk policy

Credit risk is risk of impairment and partial or total loss of a receivable due to delinquency or deterioration in credit quality of a counterpart. Counterparty risk, country risk, collateral risk, settlement risk and issuer risk are also included in credit risk.

- Counterparty risk includes the possible loss of value affecting interest rate and foreign currency derivatives and forward transactions. In addition issuer risk is monitored closely on a frequent basis.
- Country risk is regarded as equivalent to transfer and conversion risk (defined as the risk that a government will take – sovereign – measures aimed at limiting capital transfers and currency conversion) and to sovereign risk (defined as the risk that a government/country itself gets into default).
- Collateral risk is the risk of potential losses of value of collateral due to reasons related to the financed assets and/or the market environment.
- Settlement risk is the risk that the Group will deliver a sold asset or a payment to a counterparty and will not receive the purchased asset or payment as expected.
- Issuer risk is the risk of partial or total loss of a receivables such as promissory notes and debt securities due to delinquency of an issuer.

Hypo Real Estate Group has defined following credit principles:

- Consistent standards apply globally;
- Every credit decision must be approved in accordance with the four eye principle: two eyes from the business line sponsor and two from the independent Credit Risk Management Department;
- Credit authorities can be assigned as personal credit authorities according to individual qualification, experience and training;
- Credit limits are consolidated, approved and monitored on Hypo Real Estate Group wide basis (§ 19.2 KWG)
- Credit decisions are based on (amongst others) Basel II tools and methodologies (e.g. probability of default, loss given default, expected loss);
- New business can only be approved after the default data base of the appropriate Hypo Real Estate Group member was checked, in order to make sure that the borrower/counterpart is not defaulted at another bank of Hypo Real Estate Group;
- Hypo Real Estate Group has defined strict criteria which define whether a loan must undergo intensified management/monitoring;
- Before entering into transactions with new products or transaction types, in new regions a New Product Process (NPP) must be developed and recorded in written form;
- Any credit policy required by local regulators must be in line with these general principles.

Credit portfolio management Credit portfolio management is particularly important within the framework of credit risk management. The aim of credit portfolio management is threefold:

1. To reduce the amount and volatility of credit risk costs in line with the overall business strategy of the Group.
2. To increase the Group's ability to bear risk by way of suitable portfolio measures.
3. To diversify the Group's risk and earnings parameters.

The process of tracking this aim is supported by the following tools:

- Continuous portfolio and market analysis;
- Systematic increasing or decreasing of sub-portfolios in line with risk strategy by way of appropriate new business or adjustment of conditions with risk-adequate margins;
- Risk transfer by way of partial portfolio sales, securitisation measures and syndications;
- Central Group-wide monitoring of cluster risks as well as specific risk concentrations by special regular evaluations;
- Evaluation of Credit Risk VaR on portfolio level.

To evaluate the Credit Risk VaR Hypo Real Estate Group employs a credit portfolio model, quantifying the impact of a potential deterioration of the credit quality as well as the impact of a change of risk premiums (credit spreads). The degree of creditworthiness of debtors is modelled by a rating index, containing systematic (indicated by two macro-economic factors) and non-systematic components. The results of the portfolio model are – amongst others – basis of the internal analysis of Group's risk-bearing capacity.

Organisation of credit risk function

Within the Group Risk Management Organisation, credit risk management is carried out in four departments, which are aligned with the business segments. Central Credit Risk Management is carried out in Munich; however, a key element of the Group's credit analysis is the decentralised location of credit professionals in local markets to bring an understanding of local market conditions to the credit risk process.

- *CRM Commercial Real Estate Germany, Europe & Asia:* This unit covers new business credit risk analysis and credit portfolio management for Europe and Asia. Therefore, credit risk professionals who are part of this unit are located in Munich, Stuttgart, London, Paris, Milan, Madrid, Stockholm and Tokyo. In addition, the area responsible for problem credits is part of this unit as well as the secretaries to the credit committees of Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG.
- *CRM Commercial Real Estate Americas:* This unit is responsible for both new business and portfolio management for exposures in the Americas and team members are located in New York.
- *CRM Capital Markets & Asset Management:* This area is responsible for credit risk decisions in the context of Capital Markets activities including structured products. Risk Management staff is located in Munich, New York, London, Dublin and Dortmund.
- *CRM Public Sector & Infrastructure Finance:* This unit is responsible for credit risk management for public sector and infrastructure finance. This unit also includes the secretary to the DEPFA credit committees. The team is located in Munich, Dublin and London.

Credit Committees

The Credit Committees are the standard platform for granting credit approval. Each legal entity being in the credit business has its own credit committee. Each credit committee consist of members of the business line and members of Credit Risk Management. Credit Risk Management's vote can not be overruled. Through Group Risk Management's participation in each of these committees consistency is ensured across the Group.

Rating system and counterparties

The former Hypo Real Estate Group has applied for regulatory approval for IRB Advanced approach to calculate capital requirements according to Basel II in 2008. The implementation of IRB Advanced requirements for the whole Group has been discussed with the regulator and a respective project has been started.

Credit exposure

The Group credit exposure as of 31 December 2007 totalled € 408 billion on an exposure at default basis. The term EaD considers those pro-rata interest that can be delayed before the default of a customer is recognized (at last 90 days of delay) as well as the irrevocable loan agreements that a customer is able to draw down despite of a considerable decrease in his rating. Regarding derivatives, the EaD is calculated as the sum of the current market value and the regulatory add-on that describes a buffer for potential future increases of market value.

Besides asset collateral for the real estate and the infrastructure finance, financial collaterals and guarantees are accepted for risk mitigation (e.g. guarantees, bonds, etc.). The estimated market value of all collaterals in the business segment Commercial Real Estate amounts to approx. € 81 billion.

Overview of Group credit portfolio: € 408 billion The chart below shows the breakdown of credit EaD between the banking and the trading books. The trading books account for a small portion of the Group's activity (5 %), the majority is banking book.

Group portfolio:
Split of books

as of 31.12.2007


Trading book 5 %
Banking book 95 %

The credit portfolio is divided into the following books: Public Sector & Infrastructure Finance, Commercial Real Estate CRE, Financial Institutions CRE, Capital Markets & Asset Management and Corporate Center. The portfolio is dominated by the Public Sector & Infrastructure Finance segment which accounts for 62 %.

The Corporate Center exposure contains assets of € 13.3 billion entered by DEPFA in the context of interest rate positioning. With the exception of a minor position, the interest rate position has been micro hedged. With € 7 billion it is mainly related to loans and receivables (Schuldscheindarlehen). The remainder is highly rated sovereign, sub sovereign and financial institutions exposure. Furthermore the Corporate Center book contains structured products in bank book (see below) as well as a small real estate portfolio stemming from pre-DEPFA spin off which is bank guaranteed.

Group portfolio:
Breakdown of credit portfolio by business segment

as of 31.12.2007


Corporate Center 5 %
Capital Markets & Asset Management 9 %
CRE Financial Institutions 9 %
Public Finance & Infrastructure Finance 62 %
Commercial Real Estate 15 %

The figure below shows the exposure broken down by region. More than 60 % of the exposure at default is concentrated in Western Europe. Germany alone represents more than one fourth of the total exposure. Most of the assets, especially in Commercial Real Estate, are actually located in Germany and neighbouring countries.

Group portfolio:
Geographical breakdown

as of 31.12.2007


Japan 3 %
Germany 27 %
France 5 %
Great Britain 8 %
Italy 9 %
Other Western Europe 13 %
USA 18 %
Others 17 %

The distribution of the entire country risk of the Hypo Real Estate Group according to internal rating classes as of 31 December 2007 shows that the exposure of the Group to countries with a rating BBB+ or worse is only 3 % while the major exposure (84 %) accounts for AAA to AA– rated countries. As a result of the internal rating process maximum limits have been assigned to each country/group of countries within certain rating corridors. All country ratings and country limits are subject to at least an annual assessment by the Group Risk Management Committee.

Group portfolio: Country risk by ratings

as of 31.12.2007


BBB and lower 3 %
A+ to A– 13 %
AA+ to AA– 21 %
AAA 63 %

Public Sector & Infrastructure Finance sub-portfolio € 251 billion The Public Sector & Infrastructure Finance portfolio is highly diversified in over 50 countries and is dominated by Western Europe assets with more than two thirds, followed by USA (20 %). The US credit portfolio share consists predominantly of US municipalities with sound rating profile.

Public Sector & Infrastructure Finance: Geographical breakdown

as of 31.12.2007


Spain 3 %
Other Western Europe 23 %
USA 20 %
France 5 %
Great Britain 7 %
Others 11 %
Italy 13 %
Germany 13 %

Counterparties in the Public Sector & Infrastructure Finance portfolio are dominated by Public entities, which are tax-backed. Public entities represent 75 % and comprise of Public Sector Enterprises (32 %), Sovereigns (25 %) and Local Authorities (18 %).

Public Sector & Infrastructure Finance: Breakdown by counterparty

as of 31.12.2007


Project finance 5 %
Public entities 81 %
Government related institutions 6 %
Financial institutions 8 %

As part of the DEPFA business model a smaller share of the exposure includes credit enhancement based monoline exposure, which accounts for 8 % of the portfolio. The underlying issuer type consists of 49 % public entities (e.g. US municipalities), 34 % of government related institutions and 17 % project finance. The risk profile of the underlyings is comfortable due to the public sector character.

Liquidity support facilities account for 7 % of the Public Sector credit portfolio. The majority of these facilities are standby bond purchase agreements. All of the underlying issuers are public sector entities. 93 % of the underlying portfolio is investment grade (average underlying rating AA2).

Commercial Real Estate sub-portfolio breakdown: € 63 billion
The regional breakdown by region for the Commercial Real Estate portfolio (€ 63 billion EaD) shows diversification in 36 countries combined with a strong position in Western Europe. Overall closed commitments amount to € 72 billion.

The German share was supported by strong new business in 2007 and is partly offset by the sale of non-strategic assets (small residential loans) of approx. € 4 billion.

Commercial Real Estate: Geographical breakdown

as of 31.12.2007


Italy 1 %
Japan 3 %
France 7 %
USA 7 %
Germany 49 %
Others 10 %
Great Britain 11 %
Other Western Europe 12 %

Office and Residential (mainly portfolio transactions) account for nearly two third of Commercial Real Estate's exposure. Other types of properties apart from Retail (21 %) represent less than 5 %–6 % of exposure each. New business 2007 was dominated by the property type "office" as a stable segment with lower probability of default. In addition the portfolio is dominated by investment loans which represent almost 80 % of the portfolio.

Another € 36 billion relates to Financial Institutions exposure as part of Commercial Real Estate.

Commercial Real Estate: Breakdown by type of property

as of 31.12.2007


Distribution/
Logistics 5 %
Hotel/Leisure 5 %
Others 6 %
Office 35 %
Retail 21 %
Residential 28 %

The risk policy of Hypo Real Estate Group focuses on conservative loan to value ratios in the Commercial Real Estate segment. The majority of the CRE loans have a loan to value below 75 %. LTV ratios are closely monitored by Credit Risk Management together with other market standard covenants (e.g. ISC).

Financial Review

Capital Markets & Asset Management sub-portfolio breakdown: € 38 billion The Capital Markets & Asset Management portfolio combines the major part of the trading book activities of the Group. In early 2007 the Hypo Group Management decided to reduce the trading activities of Hypo Public Finance Bank substantially. This included the closure of warehouses for structured investments. A substantial part of the trading book activities are earmarked as legacy and to a large extent have been hedged or closed in the second half of 2007.

The overall Capital Markets & Asset Management portfolio consists largely of AAA–A rated counterparties. The majority is represented by public entities/GRI and financial institutions accounting for 56%. ABS (13%) contains student loans and AAA CMBS loans in the trading book which are mostly hedged. Hypo Real Estate Group continues to focus on reducing market risk of the books which requires dedicated attention in the current market turmoil.

Capital Markets & Asset Management: Breakdown by counterparty

as of 31.12.2007


ABS 13%
Corporates 14%
Sovereigns / Agencies 56%
Financial institutions 17%

Alternative credit business in Bank Books: book value € 5.2 billion Within the scope of its alternative credit business the Hypo Real Estate Group had invested in securities where the underlying credit risk was linked to the real estate sector ("Real Estate Linked Investments" like CMBS or RMBS) or linked to corporate risks or a mix of both ("Credit Linked Investments" like CDO, CLO and CSO). Both types of investments are now mostly earmarked as legacy portfolio in Corporate Center. The strategy of Hypo Real Estate Group does not allow any new investments in Credit Linked Investments, which account for less than half of this legacy portfolio with € 1.9 billion. Similar to the Credit Linked Investments in Corporate Center also a dominant share of the Real Estate Linked Investments, which amount to € 3.3 billion, are comprised of investments acquired prior to the Group's spin-off in 2003. Approx. 75% of these are European assets. The financial assets are classified either as "loans and receivables" or as "available for sale".

According to the rules of IAS 39.10 embedded derivatives have been separated from securities and valued at market prices. The separated, embedded derivatives are reported in line with the underlying transaction and valued in relation to the income statement. In the business year 2007, these derivatives lost € 198 million of their value.

Market values are calculated by Group Risk Control according to the valuation hierarchy of IAS 39. Call daterelevant transaction- and market prices are used. When these are not available, recognised valuation methods are used. In principle, the Group uses a wide range of input parameters that can be derived from market transactions. If input parameters that can be derived from market transactions are not available for valuation, own presumptions are deployed. In most instances these presumptions have been restricted to expected maturity and evaluation of cash flows.

Ongoing portfolio management and monitoring of the investments is performed by Credit Risk Management. The objectives of monitoring and surveillance activities are:

- To identify potential credit issues prior to their arising;
- To quantify the impact of changes in investment performance on investment returns and the Group's risk profile; and
- To formulate strategies for handling potential risk issues.

These objectives are accomplished via a pro-active risk monitoring regime which includes the following important elements:

- On-going collection and review of key performance data for each investment including portfolio level data on delinquencies, defaults and credit migrations;
- In-depth analysis of performance trends and their effect on investment returns through credit modelling techniques such as loss curve and scenario analysis;
- Continuous monitoring of macroeconomic conditions of the markets affecting these investments and analysis of how these changing conditions will effect investment performance.

In addition Credit Risk Management provides the impairment notice which is based on the identification of "Trigger Events" (according to IAS 39.59) which entail impairment testing, such as:

- Significant difficulty of the issuer's economic situation;
- Breach of contract;
- Probable bankruptcy of borrower.

Problem loans: € 1.8 billion Early recognition of potential problem loans can be described as a fundamental principle of Hypo Real Estate Group's credit risk culture. Problem loans are intensively monitored and regularly analysed. Hypo Real Estate Group's early warning system secures an early identification of loans which may be exposed to an enhanced level of credit risk or borrowers, whose credit worthiness could be endangered.

The Group has established a problem loan monitoring system which covers watchlist, restructuring and workout loans in accordance with regulatory requirements. Following specific criteria the loans are classified into one of these monitoring levels. The problem loan process includes impairment testing procedures according to the respective required accounting standards of the legal entities.

In addition to the problem loan monitoring system as described above detailed criteria for determining impairment allowances are in place. They are split between individual and portfolio-based allowances (see also in the Notes section "Impairment").

Loan Loss Provisions are booked, if the Impairment Test results in a deficit. Impairment Tests are performed, if responsible credit specialists have identified one (or more) "Impairment Triggers". These can exist on the level of the borrower (e.g. delayed payment, impairment of economic situation, breach of contract) as well as on a global level (e.g. deterioration of the general market environment, impairment of similar borrower units).

The loan loss provision is booked after approval by risk management and the respective member of the Management Board. Additionally, portfolio based provisions are booked in accordance with standard market practice. In line with the described methods adequate impairment allowances (IFRS) have been booked in the annual financial statement.

Problem loans represented 0.6 % of the total portfolio as of 31 December 2007. Watchlist loans account for a third of this category.

The share of problem loans is limited to the business segment Commercial Real Estate and is shown below as of 31 December 2007.

Group portfolio:
Breakdown of problem loans

as of 31.12.2007


Restructuring
€ 0.6 billion
Workout
€ 1.2 billion

During 2007, 5 % of loans were transferred from the restructuring and workout segment to the performing loan portfolio based on active risk management and contract renegotiations.

Market risk

Definition and market risk policy

Market risk is defined as the risk of loss of value due to volatility in market prices of financial instruments. This includes but is not limited to the risk of potential loss arising from changes in market conditions mainly:

- Interest rate risk,
- Credit spread risk,
- Foreign currency exchange risk.

Hypo Real Estate Group manages market risk through a three pillar approach: risk-awareness of the front office, monitoring of limits by Group Risk Control and an escalation procedure to executive management.

Market risk is controlled through a combined Value at Risk limit on the trading book and the Available for Sale positions as well by monitoring sensitivities so that the market risk exposure of the Group fits within the risk strategy of the Group.

Organisation of the market risk function

Market risk monitoring is the responsibility of the Group Risk Control unit, which reports directly into the Chief Risk Officer of the Group and into the Group Asset Liability Committee. The responsibilities include the measurement, monitoring and management of traded market and liquidity risk.

Description of models and tools used

Group Risk Control calculates market risk daily for the full portfolio using a Value at Risk (VaR) approach. VaR figures are calculated using the variance-covariance methodology for both trading and banking books. Correlations and volatilities are calculated based on a history of 250 trading days. The VaR is calculated on a consolidated Group-level basis, as well as broken down by legal entity, business segment, and desk level. It is based on a ten-day holding period with a one-sided 99% confidence interval.

Interest rate risk out of proprietary trading has been reduced significantly in the second half of 2007 and includes all banking- and trading books of the Group. With an average value of approx. € 56 million for 2007 (maximum € 106 million; minimum € 14 million), the interest rate risk of the Group is considered low.

Interest rate risk (10 day VaR) of Hypo Real Estate Group 2007


Pro forma in € million
Group (new)
thereof DEPFA BANK plc
120
90
60
30
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

In addition the measurement of credit spread risks maps the potential present value changes in case of changes in the credit spreads influencing the prices of securities and derivatives. Credit spread risk measurement systems are in place for the respective positions and will be continuously refined respectively harmonised. It is part of the Group's strategy to further reduce the credit spread risk exposure of the trading books.

Foreign exchange (FX) positions are to a large extent hedged by all banks of Hypo Real Estate Group. The average of the 10 day VaR 2007 amounts to € 7.2 million (maximum € 13.3 million; minimum € 3.3 million). Other market risks such as equity risks or inflation risk position are taken to a very limited extent. Financial derivatives are mainly used for hedging activities.

Foreign exchange risk (10 day VaR) of Hypo Real Estate Group 2007


Pro forma in € million
Group (new)
thereof DEPFA BANK plc
20
15
10
5
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Daily calculation and reporting of value-at-risk and the actual changes in present values are complemented by regular back- and stress testing. The quality of the employed method is constantly reviewed and optimized by comparing the value-at-risk figures with the daily changes in present values. On Group level no negative backtesting overdrafts occurred in 2007 confirming the statistical assumptions of our models.

While value-at-risk measures the market risk under "normal" market conditions, stress scenarios measure the risk under very extreme and unusual market movements. A stressed 200 basis point shift of the entire interest rate curve would decrease the market value of the interest rate risk position by € 104.6 million.

Additional management tools such as sensitivity analysis are used to supplement VaR.

The following list shows the risk factors that are relevant for the Group's portfolio and which are used for modelling the pricing of the financial instruments on the Group's books. The volatility of these risk factors, in combination with the composition of the portfolio, determines the market risk:

- Credit spreads – by issuer, currency and tenor;
- Zero interest rates – by currency, index and tenor;
- Credit default swap spreads – by name, currency and tenor;
- Volatilities – by currency, product, expiry term
- Basis spreads – by currency, index and tenor
- Inflation projection indices – by economy and tenor
- Foreign exchange rates.

The calculations take place at the legal entity level and are then aggregated and consolidated at the Group level.

Market risk reporting

The Market & Liquidity Risk group provide a number of key (daily) reports to various constituencies:

- Group VaR and mark-to-market P&L reports: The primary output provided on a daily basis is the Hypo Real Estate Group VaR Report (including mark-to-market P&L) which is sent to the senior management of the Group.
- Group Sensitivity reports: The Market & Liquidity Risk group provides sensitivities to the main risk factors to the front office desks on a daily basis.

On a daily basis, the Market & Liquidity Risk report shows VaR utilisation across the Group at various levels. In case of limit breaches, the responsible individual or desk and their relevant teams are notified. If the limit breach persists, then the CFO, as Chairman of Group Asset and Liability Committee, and the CRO can agree to a temporary limit re-allocation or increase, which then has to be ratified at the next Risk Management Committee and Group ALCO meetings.

The Group Management Board is notified of VaR utilisation via the Market & Liquidity Risk report.

Liquidity risk

Definition

Hypo Real Estate Group distinguishes between market liquidity risk and liquidity risk.

Market liquidity risk relates to the risk that an asset cannot be sold at the price determined by internal models or that there is no market at all.

Liquidity risk refers to the risk that the Group, or a member of the Group, might not be able to fulfil its financial obligations at any time. For management purposes liquidity risk is split into different time horizons: short term; mid-term and long-term horizon (refinancing or funding risk).

Management of liquidity risk

The objective of liquidity risk management is to ensure that the Group and all of its subsidiary banks are solvent and able to fulfil their payment obligations at all times and in all market conditions. Liquidity risk is closely monitored on a daily basis and supported by forward looking stress test scenarios. The liquidity is managed through two centres of competence: Commercial Real Estate Finance (Munich), Public Sector & Infrastructure Finance and Capital Markets & Asset Management (Dublin). Despite the liquidity turmoil in 2007 the stable liquidity situation is demonstrated by the relevant parameters according to principle II of the German Banking Act (KWG); these were more than 1.35 as of December 2007 for the German banks in the Group, and were thus higher than the specified minimum of 1. The situation is mainly supported by holding of highly rated securities and diversified funding sources.

Liquidity risk is managed through a 3-pronged approach.

- Short term: The limit on the 5-day liquidity gap is € 0 and is monitored on a daily basis by Group Risk Control.
- Medium term: The short term liquidity forecast is extended to 90 days and monitored to ensure that spikes for liquidity demand have been planned well in advance. The Group maintains a sufficient stock of highly liquid securities to ensure in the event of market disruption or a specific crises it will have sufficient access to cash flows to protect it against an interruption to cash flow.
- Long term: Liquidity risk is minimised in the long term through a robust funding plan with an emphasis on matched maturities of assets and liabilities.

For short-term funding, all banks in the Group have adequate access to the money market as well as liquidity reserves. In addition, the banks have extensive liquidity reserves which can be used as part of the monetary operations of the system of the European central bank or can be given in the repo market. As of 31.12.2007, the Group had a liquidity reserve of € 37.7 billion.

For medium- and long-term refinancing, the main refinancing instruments of the Group are Public Sector Pfandbriefe, Asset Covered Securities (DEPFA) as well as mortgage Pfandbriefe with their special credit ratings and liquidity. In 2007 the Hypothekenpfandbrief issues amounted to € 0.25 billion (former Hypo Group), € 1.4 billion (Deutsche Pfandbriefbank), € 1.3 billion Lettre de Gage (HPBI Luxembourg) and € 10.4 billion Asset Covered Securities (DEPFA BANK plc). The third funding source is unsecured capital market issues. The originations of commercial paper, debt issuance and medium-term note programmes, private placements as well as interbank deposits have also enabled the banks in the Group to respond in a quick and fast manner.

Operational risk

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The risk is associated with human error, systems failure, and inadequate controls and procedures. The definition includes legal risk but excludes strategic and reputational risk.

Management of Operational Risk

The Group has adopted the standardised approach to calculate the capital requirement under the Basel II Accord and the EU Capital Requirements Directive.

The Group's primary aims are the early identification, recording, assessment, monitoring, prevention and mitigation of operational risk, as well as timely and meaningful management reporting. The Group does not try to completely eliminate risk but to minimise unexpected loss. The Group's approach is to ensure that it has sufficient information to make informed decisions about risk mitigation. The Group CRO and the Group Head of Operational Risk are responsible for the independence, objectivity and effectiveness of the Group's operational risk framework.

The Group Operational Risk has three objectives:

- Coordination of consistent policy, tools and practices throughout the Hypo Real Estate Group for the management, measurement, monitoring and reporting of relevant operational risks;
- Overall operational risk measurement methodology;
- Sharing of knowledge and experience throughout the Group to maintain a coordinated approach.

Key to effective management of operational risks is ownership by the management responsible for the relevant business process. Operational risk is thus controlled through a network of controls, procedures, reports and responsibilities. Within the Group, each individual business area and management level takes responsibility for its own operational risks and provides adequate resources and procedures for the management of those risks.

The Group uses a number of firm-wide risk processes and tools for the management, measurement, monitoring and reporting of operational risk. These include:

- Operational risk self-assessments: based on the identification of threats to business processes, the impact of those threats and the subsequent evaluation of controls in place to mitigate the risk.
- Risk event management: the collection, reporting and analysis of internal risk event data enables the Group to identify weak controls, ineffective processes or activities, and poor systems; and ensures that the Group takes appropriate action to mitigate any exposures.
- Key risk indicator reporting: provide potential early warning of increased risk associated with non-attainment of control objectives.
- Targeted risk reviews: in partnership with the business, examine in depth predefined key areas of risk and provide recommendations for risk mitigation.
- New Business: The Group's New Business Process is key to the assessment and management of risks pertaining to potential new business initiatives and is coordinated by the New Business function within Group Operational Risk.

All of this information is used to determine the operational risk profile of the Group and the actions required to address specific issues. Regular reports are made to the Group Chief Risk Officer and the Risk Management Committee to allow senior management and the Group Management Board to assess Group's overall operational risk profile.

Capital adequacy

Economic Capital is Hypo Real Estate Group's internal quantification of risks associated with the Group's business activities. Economic Capital is defined as the capital required to remain solvent over a one year time horizon given a target debt rating.

Before the acquisition of DEPFA, both Hypo Real Estate and DEPFA had implemented their own versions of Economic Capital, which have been combined as part of the integration. During 2008, the Risk Management will continue to select the best elements of the two approaches and rolling out across the Group. Early 2008 will witness the initial test phase. In the latter half of 2008, the approach will be further refined.

Economic Capital serves as the main measure for the assessment of the Group's aggregate risk position and capital base. The Group's policy is to maintain a level of common equity and other equity type instruments with loss absorption features that exceed Economic Capital with a comfortable cushion.

Economic Capital is calculated by taking into a greater number of risk types than are used in calculating regulatory capital (see table).

Economic Capital Risk Categories

Credit risk	The risk of impairment and partial or total loss of a receivable due to delinquency or deterioration in credit quality of a counterparty. This also includes credit spread volatility for all banking book positions.
Market risk	The risk of loss of value due to volatility in market prices of financial instruments. This includes all trading and banking book positions. Risks due to credit spread volatility in trading books are included in market risk.
Operational risk	The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
Business risk	The risk of loss of profits due to changes in the external business environment that damage the underlying economics of the bank.
Real Estate risk	The risk of value changes in the properties owned by the Group.
Equity risk	The risk of value changes in the equity holdings of the Group.

The largest risk faced by the Group is credit risk, followed by market and operational risk. This is witnessed by the Group Economic Capital figures as of 31 December 2007 with more than 72 % of economic capital usage coming from credit risk. On an undiversified basis, the Group's economic capital was approx. € 5.5 billion which falls to approx. € 4.9 billion once diversification is taken into account.

Split of Group economic capital by risk categories

as of 31.12.2007


Equity risk 2 %
(own shareholdings)
Real Estate risk 2 %
(bankowned property)
Credit risk 60 %
(default and migration)
Business risk 6 %
Operational risk 8 %
Market risk 5 %
(Interest & FX risk)
Market risk 5 %
(Credit Spread Volatility trading book)
Credit risk 12 %
(Credit Spread Volatility banking book)

Each risk type is quantified using a quantitative approach and the aggregate Economic Capital is estimated using benchmarked inter-risk correlations. Risk types are scaled to a one year time horizon in line with market standards.

The calculation and allocation of Economic Capital involves a set of assumptions and judgments. The methodologies are constantly evolving to ensure that the Economic Capital framework is comprehensive as well as consistent. The methodologies are benchmarked to industry practices through participation in surveys, reviews and industry interactions.

For year end 2007, Hypo Real Estate Group has a comfortable capital buffer (applying a 99.97 % confidence level the capital buffer for the Group amounts to approx. 26 % of the total available financial resources of € 6.6 billion.

Furthermore, stress tests are performed along four dimensions, Credit Risk (including concentration risk), Funding Liquidity Risk, Market Risk and specific vulnerability stress tests. The purpose of stress testing is to form a basis for contingency planning as well as giving senior management a deeper understanding of the vulnerabilities of the Group.

These processes and methodologies form the Group's Internal Capital Adequacy Assessment Process (ICAAP). The result of the ICAAP and the stress tests are presented to (and approved by) the Group board and Risk Management Committee on a quarterly basis. The ICAAP of planned future business assists in deciding on the future risk profile and risk tolerance of the Group. Furthermore, certain limits – such as market risk or country limits – are derived from the ICAAP taking the risk profile into consideration. E.g. maximum country limits are set in a way, which ensures that future usage of these limits will not exceed the free capital headroom. Changes in the risk profile or planned figures – such as limit increases – undergo an additional ICAAP on a sub-annual basis.

Summary and outlook

With the acquisition and integration of DEPFA Hypo Real Estate Group has successfully strengthened its risk profile by:

- Diversification with respect to new business activities and markets;
- Improvement of the portfolio quality contributed by "Public Sector Finance";
- Diversification of funding sources.

A comprehensive Risk Management at Hypo Real Estate Group is ensured by:

- Highly experienced risk managers throughout the Group;
- Decentralized Credit Risk Management, managing all relevant risk issues locally;
- Centralized steering of all Risk Management activities, securing consistency and transparency.

The integration process of DEPFA is advanced. Further refinements, improvements and harmonisation activities will be important targets in 2008 in order to continue to ensure strict and timely risk management of all material risks especially in the context of turbulent markets.

Macro-economic conditions

The year 2007 in particular has provided a very impressive demonstration of how problematic economic forecasts can be. Financial market bubbles and geopolitical risks to a large extent cannot be recognised even in very soundly based previews.

For 2008, economic slowdown is being forecasted worldwide and for all major regions. Real growth of approx. 2 % is expected for Germany and the Euro zone, 1.5 % for the USA and an average of 4.8 % for Asia. China will continue its rapid rate of growth. If the forecast of 10.1 % proves to be correct, this would be the sixth year in succession with a double-digit rate of growth.

The economic slowdown will result in a some decline in inflation throughout the world, whereby inflation was continuing to be moderate on annual average in 2007. The sluggish development will result in rising unemployment rates particularly in the USA. On the other hand, unemployment rates are still predicted to decline in Germany and the rest of the Euro zone. This means that in Germany unemployment would decline for the third year in succession.

Whereas the equity markets had not been affected by the financial crisis for six months, share prices fell considerably in January 2008. This in turn resulted in even greater caution for the growth forecasts of some institutions. The international imbalances of trade are still high. A current account surplus of approx. 12 % of GDP is expected for China. Despite the massive decline in the rate of the US Dollar, the current account deficit in the USA will not decline appreciably (5.5 %), although it will not increase any further. However, as a result of the devaluation of the Dollar in the past – by a total of almost 24 % against the Euro in 2006 and 2007 – a hard landing. We expect that the major central banks will very probably reduce interest rates (or at least will not raise them).

In 2008, the positive labour market development will probably boost private consumption in Germany in 2008; this will be the first time in many years that private consumption will increase appreciably and, together with the further growth in export demand, it may well support the economy. However, the positive labour market development in the recent past will only continue if the underlying reform policy is continued or is not reversed.

Economic forecast 2008


World
US
Asia
OECD
EU
Euro-zone
Germany
in %
Real GDP growth
Consumer price inflation
Unemployment rates
4.8
4.8
1.5
2.0
2.0
2.1
3.9
3.7
2.1
2.1
2.1
2.0
5.4
5.0
6.4
5.7
Forecast 2008
Forecast 2008
Forecast 2008

Sources: EIU and IMF World Economic Outlook, October 2007 (World)

Source: EIU

Source: OECD Economic Outlook

Sector-specific conditions

Financial markets

It became apparent in the first months of 2008 that the crisis in the financial markets can have far greater consequences for banks worldwide than the unforeseeable credit and valuation losses in structured products with US mortgages to debtors of lesser creditworthiness (subprime mortgages).

It cannot be excluded that the real estate crisis in the USA will continue to tighten and that the largest national economy in the world will fall into recession. Such a scenario would increase the likelihood of at least a stabilisation of the dramatic expansion of risk premiums (credit spreads) observable in recent months. The dramatic increase in risk premiums does not only affect structured products, but has struck all credit markets, including the so-called "safe havens", that is, the government bonds of countries.

The expansion of risk premiums does not only affect the bank's assets, where it can make itself felt in the form of continued negative valuation adjustments, but it also leads to a scarcity of and a price increase on its funding. Especially in recent years the refinancing of banks worldwide has been able to rely on the capital markets. Because of an extreme price increase on refinancing at credit institutions, the risk remains that these developments in the credit markets will spill over into other markets, for example, the stock markets, and into the economic developments in Germany and Europe.

Real estate markets

Germany Vacancies of modern premises are expected to decline further in 2008. Rents, particularly for modern office premises, will remain stable or may increase slightly. Retail rents in prime locations will remain stable in the course of 2008. Retail premises in prime locations continue to be in demand. It is assumed a downturn of 5 % in area sales as a result of the economic slowdown. Germany is still one of the most popular investment locations in Europe. 2008 is expected to be a good investment year, although the record result of 2007 will not be repeated.

Europe It is assumed that property pricing and transaction volumes will continue to be negatively influenced by the financial credit crisis which stalled markets in many countries during the latter half of 2007. However, in 2008 property experts expect a greater degree of divergence between asset growth in different regions. Developed nations are expected to see price declines of 10–20 % and these declines are expected in the first half of the year, with liquidity and volume hit by the heightened uncertainty from financial credit market conditions. Property experts predict for developed nations improvements in pricing and volume growth for these markets in the second half of 2008. It is furthermore assumed that investors are likely to increasingly focus on developing nations, where positive domestic economic scenarios are dominating the current global negative sentiment. Within Europe, this attention will predominantly be Russia, CIS and CEE regions.

USA The US Commercial real estate business remains solid for the time being, despite residential market woes and a souring economic outlook. While it remains to be seen how far into 2008 this unsettling period will last, fewer transactions will likely be seen tighter and better underwriting standards, longer marketing times, lower property values and higher overall capitalisation rates. The degree to which the credit market turmoil impact individual markets and property types will vary based on underlying fundamentals and property characteristics. Secondary and tertiary markets will likely see greater capitalisation rate expansion and greater declines in value. On the other hand, dynamic, long-standing markets, like Manhattan and Washington DC, will likely experience only mild adjustments. While office and industrial vacancies continue to decline, the retail segment will see some reversal in vacancy rates, and hotels will sustain minor decreases in occupancy.

Asia Property professionals continue to forecast strong growth from the Middle East, which will continue to benefit from strong commodity prices and the emergence of Sovereign Wealth Fund liquidity. India is expected to attract greater investor focus, as the current booming economy and expected liberalisation of land and real estate ownership gathers further momentum. Regional growth is expected to continue across most real estate sectors, including office, retail and residential.

The EIU is projecting positive GDP growth across the region, including a forecast of 10 % growth in China.

While keeping a watch on the US and European economies, investors will continue to seek out investment opportunities within the Asia Pacific region.

As competition for capital continues to be tight in more mature markets, such as Hong Kong and Singapore, investors are expected to look to alternative markets, including Vietnam, Thailand and Korea to place capital.

China will continue to be of interest to investors; deal flow may reduce due to the increased levels of due diligence and procedures needed to complete transactions as a result of the Central Government's current attempts to cool the real estate investment sector.

Japan will remain attractive to investors due to the current low interest rate environment.

Commercial real estate financing

The changing conditions that arose in the latter half of 2007 are cause for a highly uncertain period for the real estate industry. Global growth is expected to fall, expansion firmly led by China with 10 % growth, whilst many now expect a recessionary scenario in the US. Growth continues to be at risk from persistent global economic imbalances – large trade deficits in the US and surpluses in China. Over the next five years real estate growth in developed markets is set to grow at a slower trajectory than recent years; however this should be offset by faster growth in the Emerging markets, especially Asia.

Central banks find themselves in a difficult position, on the one hand driven to lower interest rates to ease credit crisis and liquidity concerns, but on the other, needing to maintain a tight grip on inflation as commodity prices continue to persist at record levels.

Funding conditions for the real estate industry are expected to remain difficult in the near term, as banks avoid risk appetite amidst the current difficult global conditions. In the short term, even in an environment of falling interest rates, risk premiums are expected to remain high as the property sector continues to suffer from low visibility and higher volatility than in the last several years. In the first half of the year traditional real estate lenders will likely focus on RWA control which will keep liquidity low, pricing levels high and transaction volume below recent levels.

However, stabilizing yields and continued low vacancies in major markets could provide enough justification for investors to re-enter established markets.

Public sector and infrastructure financing

Despite the continuing problems in the wider credit markets we expect that in most countries public sector debt issuance will at least remain stable: indeed economic downturns leading to reduced tax revenues for government mean increased borrowing requirements and in turn more lending and investment opportunities for banks, that focus on the public sector. Credit spreads in the sector will continue to reflect the high-quality of underlying credit risk, but this should be at higher levels than seen in recent years. We also expect that the increasing sophistication of public sector issuers worldwide will lead to increased opportunities for specialised banks to provide added-value risk management products. Where budgetary pressures restrict direct borrowing we expect to see the trend towards outsourcing the construction and operation of public infrastructure assets continuing with more public-private partnerships and monetisation of existing infrastructure assets.

Capital markets and asset management

Capital markets The financial markets prospects as well as the monoline issue remain unresolved, as does that of Northern Rock. Also, there is a heavy schedule of corporate refinancing due and the early signs are that this will further inflate credit spreads. This will have the effect of recapitalizing the banking system over some period and, with better positioning of credit instruments and lending standards, may provide some stability in the latter part of 2008.

Asset management In 2008 growth in less complex structured products can be expected. In general, investors will be looking for simple products that have transparent valuations. Experienced asset managers may be able to find opportunities in the space as investors start to come back into the structured finance market.

Company-specific conditions

The forecasts which relate to the future development of the Hypo Real Estate Group constitute estimates which have been made on the basis of all information available at present. If the assumptions on which the forecasts are based fail to materialise, or if risks (as detailed in the risk report) occur to an extent which has not been calculated, the actual results may differ from the results which are currently expected.

Focus of the Group

The Hypo Real Estate Group operates its business in the three segments of Commercial Real Estate, Public Sector & Infrastructure Finance and Capital Markets & Asset Management. After the acquisition of DEPFA, the range of products comprises commercial real estate financing solutions and public finance and infrastructure finance as well as capital markets and asset management.

The process of integrating DEPFA in the Hypo Real Estate Group is proceeding more rapidly than originally planned. The main Company Law and structural measures for restructuring the Group have been completed or have been to a large extent implemented, including:

- DEPFA Deutsche Pfandbriefbank AG was sold by DEPFA BANK plc to Hypo Real Estate Holding AG. Hypo Public Finance Bank in Dublin has also been sold by Hypo Real Estate International AG to DEPFA BANK plc. Hypo Public Finance Bank will be merged as planned with DEPFA BANK plc.
- As part of the process of pooling the world-wide activities in the Commercial Real Estate segment, the headquarters of Hypo Real Estate Bank International AG have been relocated from Stuttgart to Munich, to the headquarters of the Holding and Hypo Real Estate Bank AG. The process of relocating the operational entities is to a large extent complete. Hypo Real Estate Bank International AG and Hypo Real Estate Bank AG are also to be merged in 2008.
- The own dealing activities of DEPFA which do not fit in with the strategy of the new group have been discontinued.
- The process of optimising the international sales network, for instance by way of merging locations, is still being implemented.

Expected results of operations

The Hypo Real Estate Group made the following assumptions for planning drawn up at the end of 2007:

- Macro-economic development is expected to be as described in the parts of the forecast report regarding the macro-economic and sector-specific situation.
- The conditions on the international financial markets are still difficult, whereby the planning of the Hypo Real Estate Group is not assuming any further major deterioration in the credit spreads and in the refinancing spreads.
- On the basis of futures rates, the planning assumes a virtually unchanged rate of the Euro against the US Dollar and Sterling as well as a somewhat stronger Japanese Yen.
- Unchanged ratings have been assumed.

With regard to assessing the future market environment extreme caution is appropriate. The international financing markets are still extremely fragile and, in certain areas, are not functioning or are only capable of functioning to a limited extent. Fears that the financing crisis might also spill over to other areas of the economy have increased further so far in 2008. In the meantime the consensus opinion of experts is that economic growth in the main economies will slow down in the course of this year. This is particularly applicable for the USA, where fears of recession increased appreciably at the beginning of 2008. In this situation, it is not possible to make a reliable assessment of the conditions on the capital and financing markets in the near future. Nor is it possible to preclude the possibility of further problems for the credit industry – and thus also for the Hypo Real Estate Group. In particular, business will be affected by the considerable widening of credit and refinancing spreads which have taken place since January. This was not foreseeable in this form. The financial crisis has also been further exacerbated as a result of the events surrounding Bear Stearns.

The Management Board expects that operating business will continue to achieve a positive performance. Nevertheless, it has to be stated that our business has become more difficult in the initial months of this year. The range of € 1.0 to € 1.2 billion for pre-tax profit which was communicated in January was made conditional on no unforeseen negative events of major significance occurring for the Group, particularly with regard to the development of the credit and finance markets. In view of the latest development in the current quarter, it is now possible that the forecast figures for financial 2008 might not be achieved completely. We expect to see impetus for growth this year particularly in the fields of public finance and infrastructure finance which we have considerably strengthened as a result of the acquisition of DEPFA and for which we are anticipating expanding financing portfolios. We are anticipating a stable portfolio performance in the Commercial Real Estate segment.

The Hypo Real Estate Group intends to accelerate its growth and boost its profitability in the course of the next few years – accompanied by a simultaneous improvement in its risk profile. The aim is to achieve an increase in operating result after taxes to € 1.5 billion in financial 2010, as well as a related return on equity after taxes of 15 %.

Expected financial position

The Hypo Real Estate Group will continue in future to take advantage of a wide range of refinancing opportunities. The pooling of refinancing functions in the Group will enhance the viability of the Hypo Real Estate Group. In addition, to uncovered liabilities and money market products, the Pfandbrief will continue to be one of the major supports for the refinancing volume of mortgage loans

The Management Board and Supervisory Board of Hypo Real Estate Holding AG intend to propose a dividend of € 0.50 per share for 2007 to the Annual General Meeting. This conservative dividend payment policy is one of the factors behind the sound capital backing. Accordingly, from the present-day point of view, the Hypo Real Estate Group is able to take advantage of profitable growth opportunities which become available in the current market situation in its core areas of business without having to carry out capital measures.

Opportunities and risks

The main opportunities and risks are as follows:

If it is not possible for new business to be generated to the expected extent and with the expected margins on the market, and/or if the outflows in the property portfolio are higher than originally planned, this might have a negative impact on operating revenues. In such a case, the Hypo Real Estate Group will still not relax its strict criteria of risk and return. On the other hand, new business which is higher than budget, for instance as a result of the process of expanding into new real estate financing markets which has been expedited in recent years or in the field of infrastructure finance constitutes a opportunity. The improvement in cross-selling potential in all product and customer groups may also be an opportunity for further growth in revenues.

There has been a positive development in margins in recent months particularly in the field of real estate financing because participants who only take risks onto their books on a short-term basis have exited the market. The pressure of competition is declining at present, and this may be an opportunity with regard to the profitability of new business.

Because revenues in banking business generally cannot be generated without taking on risks, it is possible that provisions for losses on loans and advances might be above budget. The Hypo Real Estate Group is combating this risk by means of risk-oriented Group steering. A further step in this direction was the establishment of group-wide portfolio management in the Holding.

The acquisition price which was higher than the net assets of DEPFA has resulted in recognition of goodwill, which has to be tested for impairment at least once a year. Under IFRS, if negative developments in business are expected in future, it may be necessary for impairments to be recognised in relation to goodwill.

The regulatory equity capital ratio of the Group has fallen as a result of the acquisition of DEPFA; this might mean that the providers of equity and debt might expect a higher return on their capital. For refinancing purposes, an improved rating can constitute a major opportunity because it would probably result in lower interest costs. On the other hand, any deterioration in the rating (which however is not expected) would have an opposite effect.

If turmoil on the international financial markets continues, further effects are possible for the Hypo Real Estate Group. This means that the current capital market conditions might also have a negative impact on new business, refinancing, the securitisation business, trading activities and thus the net assets, financial position and results of operations of the Hypo Real Estate Group. The risks may result mainly from the following causes:

- An accelerated liquidation of structured products, such as CDOs, which was induced to some extent by the market may have a further negative impact on values.
- Further widening of credit spreads may result in changes in value not affecting income and affecting income.
- Any deterioration in macro-economic conditions and any spillover of the US sub prime crisis to other real estate markets may have a negative impact on the new business of the Hypo Real Estate Group and may result in charges in the existing portfolios.
- If the significant deterioration of the credit markets and the widening of spreads continue unabated, it is possible that the Hypo Real Estate Group, as is the case with other market participants, might experience liquidity shortages, which would result in restrictions in term of new business.

Millau Viaduc, Southern France

Millau Viaduc is the tallest and longest vehicular bridge in the world. Designed by Lord Norman Foster it bridges a gap on highway A75, creating a continuous north-south route. For the € 573 million deal DEPFA BANK acted as Mandated Lead Arranger for clients Eiffage and Caisse des Dépôts et Consignations. DEPFA's innovative refinancing proposal was the use of an inflation-linked bank debt, which enables the borrower to hedge its natural exposure to inflation on the tolls. The Deal was awarded "Transport Refinancing Deal of the Year" by Project Finance Magazine.


Project Omega
Waste Water PPP
£ 160 million
Mandated Lead Arranger
Northern Ireland
A8 Motorway
€ 241 million
Mandated Lead Arranger
Germany

Consolidated Financial Statements

Income Statement for the Period from 1 January to 31 December 2007

Income/expenses

in € million	Notes · Page	2007	2006	Change in € million	Change in %
Operating revenues		906	1,082	−176	−16.3
Net interest income and similiar income	29 · 124	1,105	804	301	37.4
Interest income and similiar income		9,983	7,497	2,486	33.2
Interest expenses and similiar expenses		8,878	6,693	2,185	32.6
Net commission income	30 · 124	198	145	53	36.6
Commission income		238	190	48	25.3
Commission expenses		40	45	−5	−11.1
Net trading income	31 · 124, 33 · 125	−224	43	−267	<−100.0
Net income from financial investments	32 · 125, 33 · 125	−169	79	−248	<−100.0
Net income from hedge relationships	34 · 125	−5	9	−14	<−100.0
Balance of other operating income/expenses	35 · 125	1	2	−1	−50.0
Provisions for losses on loans and advances	36 · 126	−61	159	−220	<−100.0
General administrative expenses	37 · 126	435	335	100	29.9
Balance of other income/expenses	38 · 126	55	−17	72	> 100.0
thereof:					
Restructuring expenses		35	17	18	> 100.0
Effects from DEPFA acquisition		96	—	96	> 100.0
Pre-tax profit		**587**	**571**	16	2.8
Taxes on income	39 · 127	130	29	101	> 100.0
thereof:					
Deferred taxes on capitalised losses carried forward		−55	−51	−4	−7.8
Effect from revaluation according to corporate tax reform act		25	—	25	> 100.0
Effects from DEPFA acquisition		24	—	24	> 100.0
Income of capitalised corporate income tax claims		—	−62	62	100.0
Net income/loss		**457**	**542**	−85	−15.7
attributable to:					
Equity holders (consolidated profit from the parent company)		457	542	−85	−15.7
Minority interest		—	—	—	—
		457	**542**	−85	−15.7

Earnings per share

in €	Notes · Page	2007	2006
Basic earnings per share	41 · 129	3.01	4.04
Diluted earnings per share	41 · 129	3.01	4.04
Basic earnings per share[1]	41 · 129	3.32	3.20
Diluted earnings per share[1]	41 · 129	3.32	3.20

[1] Excluding (inclusive the tax effects resulting out of it, calculated with the overall Group tax rate of 25 %) result from DEPFA since 2 October 2007, additional restructuring expenses for the DEPFA integration, refinancing expenses for the DEPFA acquisition, special effect from measurement of derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income and the profit from sale of performing real estate loans as well as the effects from capitalised losses carried forward, the effect from revaluation according to the Corporate Tax Reform Act and the income of capitalised corporate income tax claims

Balance Sheet as of 31 December 2007

Assets

in € million	Notes · Page	31.12.2007	31.12.2006	Change in € million	Change in %
Cash reserve	42 · 130	10,654	648	10,006	> 100.0
Trading assets	7 · 114, 43 · 130	20,552	11,798	8,754	74.2
Loans and advances to other banks	8 · 114, 44 · 130	51,975	18,010	33,965	> 100.0
Loans and advances to customers	8 · 114, 45 · 130	213,173	81,602	131,571	> 100.0
Allowances for losses on loans and advances	9 · 114, 47 · 131	−905	−940	35	3.7
Financial investments	10 · 114, 48 · 132	88,851	41,287	47,564	> 100.0
Property, plant and equipment	11 · 115, 49 · 135	68	46	22	47.8
Intangible assets	12 · 115, 50 · 136	2,555	69	2,486	> 100.0
Other assets	51 · 137	9,870	5,514	4,356	79.0
Income tax assets	19 · 117, 52 · 137	3,381	3,559	−178	−5.0
Current tax assets		114	121	−7	−5.8
Deferred tax assets		3,267	3,438	−171	−5.0
Total assets		**400,174**	**161,593**	238,581	> 100.0

Equity and liabilities

in € million	Notes · Page	31.12.2007	31.12.2006	Change in € million	Change in %
Liabilities to other banks	13 · 116, 56 · 138	111,241	24,609	86,632	> 100.0
Liabilities to customers	13 · 116, 57 · 138	27,106	12,225	14,881	> 100.0
Liabilities evidenced by certificates	58 · 138	218,080	102,511	115,569	> 100.0
Trading liabilities	14 · 116, 59 · 138	14,835	5,879	8,956	> 100.0
Provisions	15 · 116, 60 · 138	144	55	89	> 100.0
Other liabilities	16 · 116, 61 · 140	14,722	8,417	6,305	74.9
Income tax liabilities	19 · 116, 62 · 140	2,357	2,190	167	7.6
Current tax liabilities		116	80	36	45.0
Deferred tax liabilities		2,241	2,110	131	6.2
Subordinated capital	63 · 140	5,615	2,262	3,353	> 100.0
Liabilities		**394,100**	**158,148**	235,952	> 100.0
Equity attributable to equity holders		6,074	3,445	2,629	76.3
Subscribed capital	64 · 142	602	402	200	49.8
Additional paid-in capital		5,926	3,319	2,607	78.5
Retained earnings	64 · 142	943	641	302	47.1
Revaluation reserve		−1,857	−1,460	−397	−27.2
AfS reserve	6 · 110	−346	−44	−302	< −100.0
Cash flow hedge reserve	6 · 110	−1,511	−1,416	−95	−6.7
Consolidated profit		457	542	−85	−15.7
Profit carried forward from prior year		3	1	2	> 100.0
Minority interest in equity		–	–	–	–
Equity		6,074	3,445	2,629	76.3
Total equity and liabilities		**400,174**	**161,593**	238,581	> 100.0

Statement of Changes in Equity

Equity in € million	Subscribed capital	Additional paid-in capital	Retained earnings	AfS reserve[1]	Cash flow hedge reserve[1]	Consolidated profit	Profit carried forward from prior year	Minority interest in equity	Equity
	Equity attributable to equity holders			Revaluation reserve					
Equity at 1.1.2006	**402**	**3,319**	**395**	**274**	**−1,698**	**380**	**7**	**—**	**3,079**
Change in value of financial instruments not affecting income	—	—	—	−249	−60	—	—	—	−309
Change in value of financial instruments affecting income	—	—	—	−69	342	—	—	—	273
Reserve arising from currency and other changes	—	—	−7	—	—	—	—	—	−7
Net income/loss	—	—	—	—	—	542	—	—	542
Total changes in equity affecting income and not affecting income								—	**499**
Allocation/addition consolidated profit	—	—	253	—	—	−253	—	—	—
Profit carried forward	—	—	—	—	—	—	1	—	1
Distribution	—	—	—	—	—	−127	−7	—	−134
Changes in group of consolidated companies	—	—	—	—	—	—	—	—	—
Equity at 31.12.2006	**402**	**3,319**	**641**	**−44**	**−1,416**	**542**	**1**	**—**	**3,445**
Equity at 1.1.2007	**402**	**3,319**	**641**	**−44**	**−1,416**	**542**	**1**	**—**	**3,445**
Change in value of financial instruments not affecting income	—	—	—	−326	−352	—	—	—	−678
Change in value of financial instruments affecting income	—	—	—	24	257	—	—	—	281
Reserve arising from currency and other changes	—	—	−40	—	—	—	—	—	−40
Net income/loss	—	—	—	—	—	457	—	—	457
Total changes in equity affecting income and not affecting income								—	**20**
Capital increase	201	2,621	—	—	—	—	—	—	2,822
Transaction costs of capital increase	—	−6	—	—	—	—	—	—	−6
Treasury shares	−1	−8	—	—	—	—	—	—	−9
Allocation/addition consolidated profit	—	—	342	—	—	−342	—	—	—
Profit carried forward	—	—	—	—	—	—	3	—	3
Distribution	—	—	—	—	—	−200	−1	—	−201
Changes in group of consolidated companies	—	—	—	—	—	—	—	—	—
Equity at 31.12.2007	**602**	**5,926**	**943**	**−346**	**−1,511**	**457**	**3**	**—**	**6,074**

[1] Explanations in note 6 · page 110

The Management Board of Hypo Real Estate Holding AG will propose to the ordinary annual general meeting on 27 May 2008 that, out of the net income of € 475 million of Hypo Real Estate Holding AG in 2007, a dividend of € 101 million, equivalent to € 0.50 per share, will be paid to the equity holders (paid in 2007: € 201 million respectively € 1.50 per share).

Cash Flow Statement

Cash Flow Statement[1]

in € million	2007	2006
Net income/loss	**457**	**542**
Write-downs, provisions for losses on, and write-ups of, loans and advances and additions to provisions for losses on guarantees and indemnities	–57	208
Write-downs and depreciation less write-ups on long term assets	121	131
Change in other non-cash positions	5	–261
Result from the sale of investments, property, plant and equipment	–75	–104
Other adjustments	–103	–83
Subtotal	**348**	**433**
Change in assets and liabilities from operating activities after correction for non-cash components		
Increase in assets/decrease in liabilities (–)		
Decrease in assets/increase in liabilities (+)		
Trading assets	–1,737	–5,934
Loans and advances to other banks	–171	1,533
Loans and advances to customers	10,459	–5,308
Other assets from operating activities	–136	–54
Liabilities to other banks	10,370	2,163
Liabilities to customers	5,697	2,145
Liabilities evidenced by certificates	–11,684	7,177
Other liabilities from operating activities	2,522	1,491
Amendments of non-cash items (accrued interest, accured commission, premium/discount booked out of the year)	–234	–354
Cash flow from operating activities	**15,434**	**3,292**
Proceeds from the sale of property, plant and equipment	19,620	12,070
Payments for the acquisition of property, plant and equipment	–24,025	–15,424
Proceeds from the sale of investments	–	2
Payments for the acquisition of investments	–421	–14
Effects due to change in group of consolidated companies	–	–
Cash flow from investing activities	**–4,826**	**–3,366**
Proceeds from capital increases	–14	1
Dividends paid	–201	–134
Subordinated capital, net	597	223
Other financing activities, net	–	–
Cash flow from financing activities	**382**	**90**
Cash and cash equivalents at the end of the previous period	**648**	**182**
+/– Net cash provided/used by operating activities	15,434	3,292
+/– Net cash provided/used by investing activities	–4,826	–3,366
+/– Net cash from financing activities	382	90
+/– Effects of exchange rate changes and non-cash valuation changes	–984	450
Cash and cash equivalents at the end of the period	**10,654**	**648**

[1] Explanations in note 68 - page 144

Included in the cash flows for the year are the following amounts:

Included amounts

in € million	2007	2006
Interest income received	9,586	6,180
Interest expense paid	6,259	4,097
Dividend income received	6	4

Financial Statements

Notes

1 General information

Hypo Real Estate Group is a global leader in commercial real estate financing. Following the recent takeover of DEPFA Group, the group is also an important worldwide player in public and infrastructure finance. The holding company of the Hypo Real Estate Group is the listed **Hypo Real Estate Holding Aktiengesellschaft**, which is incorporated in the commercial register of the Amtsgericht (local court) Munich (HRB 149393) with the following registered office: **Unsöldstraße 2, 80538 München**

The shares of Hypo Real Estate Holding AG are traded on the stock exchange in Frankfurt/Main (Prime Standard) (ISIN: DE0008027707).

Accounting policies

2 Principles

Hypo Real Estate Holding AG has prepared its consolidated financial statements for the period ended 31 December 2007 in line with EC ordinance No. 1606/2002 of the European Parliament and Council of 19 July 2002 in accordance with International Financial Reporting Standards (IFRS). These financial statements are based on the IFRS rules, which have been adopted in European Law by the EU commission as part of the endorsement process; it is also based on the regulations of commercial law which are applicable in accordance with section 315 a (1) HGB (German Commercial Code). With the exception of IAS 39, all mandatory IFRS rules have been completely endorsed by the EU. Certain regulations of IAS 39, relating to fair value hedge accounting for a portfolio hedge of interest risks, have not been endorsed. The Hypo Real Estate Group does not apply this type of hedge accounting, therefore the financial statements are accordingly consistent with the entire IFRS and also with the IFRS as applicable in the EU.

The IFRS are standards and interpretations adopted by the International Accounting Standards Board (IASB). These are the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

If they are not inconsistent with the IFRS, the German Accounting Standards (Deutsche Rechnungslegungs Standards – DRS) published by the Deutsche Rechnungslegungs Standards Committee (DRSC) have been taken into account.

Adopted IFRS The Hypo Real Estate Group applies all standards and interpretations adopted by the IASB or IFRIC as endorsed by the EU.

Mainly the following new or amended standards and interpretations have been applied for the first time in the present financial statements:

- IFRS 7 (Financial Instruments: Disclosures)
- IAS 1 (Presentation of Financial Statements – Capital Disclosures)
- IFRIC 10 (Interim Financial Reporting and Impairment)

IFRS 7 shall be applied for annual periods beginning on or after 1 January 2007. IFRS 7 requires disclosures that enable the reader to evaluate the significance of financial instruments for an entity's financial position and performance. The standard includes quantitative and qualitative information about risks arising from financial instruments. Many disclosures of IFRS 7 incorporate requirements as previously set out in IAS 32. Due to IFRS 7, Hypo Real Estate Group extended the disclosure in the notes and the risk report. For example, the notes contain detailed information about dFVTPL financial instruments, a cash flow table for items hedged in cash flow hedge accounting, additional details to the line items shown in income statement including net gains and net losses and a detailed description of the accounting policies as well as detailed disclosure about risks of financial instruments partly shown in the risk report.

The amendment of the standard IAS 1 shall be applied for annual periods beginning on or after 1 January 2007. It deals with qualitative and quantitative aspects of managing capital. Hypo Real Estate Group manages regulatory capital according to the recommendations issued by the Basel Committee for Banking Supervision in July 1998. This capital is disclosed in the notes.

The interpretation IFRIC 10 shall be applied for annual periods beginning on or after 1 November 2006. The interpretation addresses the interaction between the requirements of IAS 34 and the recognition of impairment losses on goodwill in IAS 36 and impairments on certain financial assets in IAS 39, and the effect of that interaction on subsequent interim and annual financial statements. According to IFRIC 10, any such impairment losses recognised in an interim or annual financial statement must not be reversed in subsequent interim or annual financial statements. The application of this interpretation did not have any impact on the net assets, financial position and results of the Group.

The consolidated financial statements for the period ended 31 December 2006 reflect early application of the new interpretations IFRIC 7 (Applying the Restatement Approach under IAS 29), IFRIC 8 (Scope of IFRS 2) and IFRIC 9 (Reassessment of Embedded Derivatives). Accordingly, they have not resulted in initial application effects in the present financial statements.

Published IFRS that are not yet mandatory and which were not subject to early adoption The following material new or amended standards and interpretations which are not yet mandatory have not been applied earlier:
- IFRS 8 (Operating Segments)
- IAS 1 (Presentation of Financial Statements)
- IAS 23 (Borrowing Costs)
- IFRIC 11 (IFRS 2 – Group and Treasury Share Transactions)
- IFRIC 12 (Service Concession Arrangements)
- IFRIC 13 (Customer Loyalty Programmes)
- IFRIC 14 (IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction)

The standards and interpretation will probably be applied for the first time (initially) when they are mandatory.

The standard IFRS 8 shall be applied in annual financial statements for periods beginning on or after 1 January 2009. The IFRS specifies how an entity should report information about its operating segments. The standard also sets out disclosure requirements about products and services, geographical areas and major customers. After the acquisition of DEPFA BANK plc, Hypo Real Estate Group changed its definition of segments. Currently, the management board manages three operating segments which also fulfil the requirements of IFRS 8 for operating segments. Therefore, apart from some additional disclosures, the initial application of IFRS 8 will probably not have a very significant impact on the segment reporting.

An amendment of IAS 1 was published in September 2007. It shall be applied for annual periods beginning on or after 1 January 2009. It mainly changes the presentation of owner changes in equity and of comprehensive income and requires in certain circumstances the disclosure of the statement of financial position of two comparative periods. The standard will change the structure of disclosure in the financial statements of Hypo Real Estate Group but will not affect the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs. The standard has not yet been endorsed by the EU.

The amendment of IAS 23 shall be applied for annual periods beginning on or after 1 January 2009. The standard supersedes IAS 23 revised in 1993. As a core principle, the standard regulates that borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the acquisition or construction costs of that asset. Other borrowing costs are recognised as an expense. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Qualifying assets are of minor relevance for Hypo Real Estate Group. Therefore the standard will probably not have a material impact on the net assets, financial position and results of the Group. The standard has not yet been endorsed by the EU.

The interpretation IFRIC 11 shall be applied for annual periods beginning on or after 1 March 2007. The interpretation addresses how to apply IFRS 2 to accounting for share-based payment arrangements involving an entity's own equity instruments or equity instruments of another entity in the same group (e.g. equity instruments of its parent). It also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the parent's equity, should be accounted for as cash-settled or equity-settled in the entity's financial statements. There may be an impact on the net assets, financial position and results of the Group depending on the existence and structure of such arrangements in the future.

The interpretation IFRIC 12 shall be applied for annual periods beginning on or after 1 January 2008. Service concession rights are arrangements whereby a government or other public sector entity, such as the grantor, grants contracts for the supply of public services – such as roads, airports, prisons, energy and water supply and distribution facilities – to private sector entities as operators. IFRIC 12 addresses how service concession operators should apply existing IFRS. As Hypo Real Estate does not focus on this business, the interpretation probably will not have an impact on the net assets, financial position and results of the Group. The interpretation has not yet been endorsed by the EU.

The interpretation IFRIC 13 shall be applied for annual periods beginning on or after 1 July 2008. The interpretation addresses accounting by the entity that grants award credits to its customers. As Hypo Real Estate Group does not have such award credit programs, IFRIC 13 will not have an impact on the net assets, financial position and results of the Group. The interpretation has not yet been endorsed by the EU.

The interpretation IFRIC 14 shall be applied for annual periods beginning on or after 1 January 2008. IFRIC 14 deals with the interaction between minimum funding requirements and the limit for measuring defined benefit assets and liabilities according to IAS 19. The interpretation sets general guidelines on how to determine the limit of the surplus that can be recognised as an asset. The interpretation also explains how statutory and contractual minimum funding requirements can affect assets or liabilities of a plan. The interpretation will probably not affect the existing plan assets of Hypo Real Estate Group. IFRIC 14 has not yet been endorsed by the EU.

Declaration on German Corporate Governance Code Hypo Real Estate Holding AG has published the declaration on German Corporate Governance Code on its corporate website (www.hyporealestate.com) in accordance with section 161 AktG (Companies Act).

Consolidated financial review The consolidated financial review meets the requirements of section 315 (1) and (2) HGB (German Civil Code) and DRS 15. It comprises a report on the business and conditions, a report on the results of operations, net assets and financial position, a report on related party transactions, a report of significant events occurring after the cut-off date, and an outlook report as well as a risk report. The risk report contains information which, under IFRS 7, is required to be disclosed (especially in the chapters Credit Risk, Market Risk and Liquidity Risk).

3 Consistency

The Hypo Real Estate Group applies accounting policies consistently in accordance with the framework of IFRS as well as IAS 1 and IAS 8. In 2007 no accounting policies for recognition and measurement were changed. The methods for disclosure were changed as follows:

- The net income from hedge relationships is shown in a separate line item in the income statement. The income encompasses the inefficiencies within the range permitted under IAS 39 of 80 % to 125 %. In the past these results were disclosed in the position net interest income and similar income if loans and advances or liabilities were hedged and in net income from financial investments if financial investments were hedged. In addition, the line contains the result from the measurement of dFVTPL financial assets and the related derivatives. This result was shown in the position net interest income and similar income for dFVTPL loans and advances and in net income from financial investments for dFVTPL financial investments in the past. In total due to the change the position net interest income and similar income decreased by € 2 million and net income from financial investments decreased by € 7 million compared to the prior year 2006.
- The result from the measurement of stand alone derivatives of the bank book is shown in net trading income instead of the position net interest income and similar income and net income from financial investments as in the past. Thereby the position net interest income and similar income decreased by € 5 million compared to the prior year 2006 and net income from financial investments by € 0 million whereas net trading income increased by € 5 million. In the balance sheet the market values of the banking book's stand alone derivatives are disclosed in trading assets and trading liabilities instead of other assets and other liabilities as in the past. Thereby trading assets increased by € 168 million and trading liabilities by € 134 million whereas other assets decreased by € 168 million and other liabilities decreased by € 134 million.

All comparative amounts, the summary of quarterly financial data and the summary of annual financial data were adjusted accordingly.

4 Uniform consolidated accounting

The individual financial statements of the consolidated domestic and foreign companies are incorporated in the consolidated and financial statements of Hypo Real Estate Holding AG, using uniform accounting and valuation principles.

5 Consolidation

Hypo Real Estate Holding AG and subsidiaries (incl. special purpose entities)	Fully consolidation		Not fully consolidated (due to immateriality/ not to be consolidated to SIC 12)		
	Total	Thereof special purpose entities	Total	Thereof special purpose entities	Total
1.1.2007	46	28	33	12	79
Additions	31	13	21	12	52
Disposals	5	4	3	1	8
31.12.2007	72	37	51	23	123

Associated companies and other investments	Associated companies				
	Valued using equity method	Not valued using equity method (due to immateriality)	Total	Other investments	Total
1.1.2007	–	9	9	12	21
Additions	1	–	1	2	3
Disposals	–	–	–	3	3
31.12.2007	1	9	10	11	21

These financial statements set out a list of "shareholdings" in the chapter "Holdings". In this list, the subsidiaries are structured on the basis of whether or not they are consolidated. Other shareholdings are also listed. All fully consolidated companies have prepared their financial statements for the period ended 31 December 2007.

The balance sheet effects of the contractual relations between the Group companies and the subsidiaries which are not consolidated are set out in the consolidated financial statements. The pooled results of the subsidiaries, which have not been consolidated in view of their minor significance, total € –1 million. Net losses are almost completely included in the group financial statement by depreciation on investments, provisions and profits transferred. The pooled total assets of the non consolidated subsidiaries account for 0,02 % of the Group total assets. The shares in the non-consolidated companies are shown as AfS financial investments.

The following newly established or existing subsidiaries have been included in the group of consolidated companies:

Consolidated Subsidiaries

	Equity interest (in %)	Date of acquisition accounting/ first-time
IMMO Immobilien Management GmbH & Co. KG, Munich	100.00	1.1.2007
Ragnarök Vermögensverwaltung AG & Co. KG, Munich	100.00	1.1.2007
Hypo Real Estate International LLC I, Wilmington	100.00	14.6.2007
Hypo Real Estate International Trust I, Wilmington	100.00	14.6.2007
Hypo Real Estate Finance B.V., Amsterdam	100.00	20.8.2007
San Sabia Capital Corporation, Wilmington	— (Special purpose entity)	1.10.2007
DEPFA BANK plc, Dublin	100.00	2.10.2007
Sub-group with following companies		
DEPFA ACS Bank plc, Dublin		
DEPFA Asset Management Romania S.A., Bucharest		
DePfa-Bank Europe plc, Dublin		
DEPFA Bank Representacoes Ltda., São Paulo		
DEPFA First Albany Securities LLC, New York		
DEPFA Funding II LP, London		
DEPFA Funding III LP, London		
DEPFA Funding IV LP, London		
DEPFA Holdings B.V., Amsterdam		
DEPFA International Holdings GmbH (in Liquidation), Eschborn		
DEPFA Investment Bank Ltd., Zypern (in Liquidation), Nicosia		
DEPFA Ireland Holding Ltd., Dublin		
DEPFA Hold Six, Dublin		
Nebra Hold One Ltd. i. L., Dublin		
DEPFA UK Ltd., London		
The India Dept Opportunities Fund Ltd., Mauritius		
DEPFA BANK plc Deferred Stock Trust, Dublin		
Green Finance S.r.l., Rome		
DEPFA Deutsche Pfandbriefbank AG, Eschborn		
DEPFA Finance N.V., Amsterdam		
DEPFA Zweite GmbH i.L., Eschborn		
Estate Germany 2007-1 Limited, Dublin	— (Special purpose entity)	8.10.2007
Third Essential Public Infrastructure Capital GmbH, Frankfurt	— (Special purpose entity)	27.12.2007
R-Estate Germany-6 GmbH, Frankfurt	— (Special purpose entity)	28.12.2007

Hypo Real Estate Group obtained control over DEPFA BANK plc after the approval of the scheme of arrangement by the responsible High Court of Ireland on 2 October 2007. The shareholders of DEPFA had already approved the transaction with a strong majority on 24 September 2007. The Hypo Real Estate Group has thus successfully completed the acquisition of DEPFA BANK plc. DEPFA BANK plc was initially consolidated at the point at which control was acquired on 2 October 2007. Hypo Real Estate Holding AG holds 100 % of the voting rights of DEPFA BANK plc. DEPFA BANK plc is one of the leading providers of financial services to the public sector worldwide. DEPFA's Public Finance product spectrum covers all requirements, and is targeted at clients across all levels of the public sector.

The Hypo Real Estate Group has financed the transaction through the issuance of new shares of Hypo Real Estate Holding AG stock and cash. Overall, approximately 67 million new shares of Hypo Real Estate Holding AG were issued to the shareholders of DEPFA BANK plc. For this purpose, the Company's share capital was increased by 201 million (or around 67 million shares) from € 402 million (consisting of approx. 134 million shares) in return for a non-cash contribution to approx. € 603 million by way of utilising the existing authorised capital. The transaction was also formally completed when this capital increase was entered in the commercial register of Munich on 2 October 2007.

Goodwill

in € million	
Shares	2,822
Cash	2,400
Reduction of acquisition costs for shares held in own portfolio	−16
Transaction costs	20
Total purchase price	**5,226**
Less fair value of net assets acquired	3,013
Goodwill	**2,213**

The initial accounting of the acquisition of DEPFA BANK plc was determined only provisionally according to IFRS 3.62 because the fair values of the identifiable assets, liabilities and contingent liabilities could not be determined finally.

The fair values at the time of the business combinations and the carrying amounts immediately prior to the business combination are shown in the table below:

Assets and liabilities

in € million	Carrying amount	Adjustments	Fair Value
Cash reserve	1,979	–	1,979
Trading assets	4,420	–	4,420
Loans and advances to other banks	32,965	−370	32,595
Loans and advances to customers	140,711	4	140,715
Allowances for losses on loans and advances	−24	–	−24
Financial investments	45,809	–	45,809
Intangible assets	63	219	282
Property, plant and equipment	28	–	28
Other assets	4,885	–	4,885
Income tax assets	32	–	32
Total assets	**230,868**	**−147**	**230,721**
Liabilities to other banks	76,304	−42	76,262
Liabilities to customers	9,186	−2	9,184
Liabilities evidenced by certificates	127,406	−153	127,253
Trading liabilities	3,574	–	3,574
Provisions	65	–	65
Other liabilities	8,573	–	8,573
Income tax liabilities	211	77	288
Subordinated capital	2,616	−107	2,509
Total liabilities	**227,935**	**−227**	**227,708**
Net assets	2,933	80	3,013
Minority interest	–	–	–
Net assets acquired	**2,933**	**80**	**3,013**

The intangible assets include brand names totalling to € 80 million, customer relationships amounting to € 177 million and software in the amount of € 25 million. The loans and advances to customers include irrevocable loan commitments to be recognised with a fair value to the amount of € −18 million. The goodwill reflects the future economic benefits from synergy potentials and staff know-how, for example. From the date of acquisition until 31 December 2007 the purchased companies contributed € 59 million to the pre-tax profit.

As the first steps for the conversion to the new Group structure after the take-over of DEPFA BANK plc Hypo Public Finance Bank, Dublin was sold from Hypo Real Estate Bank International AG, Munich, to DEPFA BANK plc, Dublin, and DEPFA Deutsche Pfandbriefbank AG, Eschborn, was sold from DEPFA BANK plc, Dublin, to Hypo Real Estate Holding AG, Munich. These group-internal transactions had no impact on the net assets, financial position and results of the Group.

Hypo Real Estate International LLC I, Wilmington, and Hypo Real Estate International Trust I, Wilmington, were fully consolidated for the first time in June 2007. The business purpose of these two special-purpose vehicles is the issuance of hybrid capital instruments, namely securities which are recognised in the Group as core capital for regulatory purposes. As a result of the full consolidation, subordinated capital in the balance sheet has increased by € 350 million. In accordance with IAS 32, subordinated capital is not shown as shareholders' equity, and instead is shown under liabilities. In the income statement, the coupon of the papers, which is fixed at 5.864 % per annum for the first ten years and is then subsequently variable, is shown under interest expense.

As part of the process of placing a subordinated mandatory convertible bond, Hypo Real Estate Holding AG, Munich, set up its wholly owned subsidiary Hypo Real Estate Finance B.V., Amsterdam, in the third quarter. The business purpose of this special purpose entity is the issuance of debt with mandatory conversion into shares of Hypo Real Estate Holding AG. As a result of full consolidation, the subordinated capital of the bond due on 20 August 2008 has increased by € 450 million in the balance sheet. Upon maturity, there will be mandatory conversion into new shares to be issued out of the existing contingent capital of Hypo Real Estate Holding AG. The interest coupon of the bond of 5.5 % per annum has an impact on interest expense.

IMMO Immobilien Management GmbH & Co. KG, Munich, and Ragnarök Vermögensverwaltung AG & Co. KG, Munich, both subsidiaries of Hypo Real Estate Bank AG, Munich, were fully consolidated for the first time in Q1 2007. The business of both companies focuses on ensuring that their real estate holdings are managed in an optimum manner. As a result of the initial consolidation, total assets have increased by € 123 million, and no goodwill has resulted. There was an income amounting to € 25 million on the results of the Group.

The special purpose entities Estate Germany 2007-1 Limited, Dublin, R-Estate Germany-6 GmbH, Frankfurt, and Third Essential Public Infrastructure Capital GmbH, Frankfurt, were set up for synthetic securitisations in the fourth quarter 2007 and have been included in the group of consolidated companies. San Sabia Capital Corporation, Wilmington, a special purpose entity set up for funding in the GIC sector (guaranteed investment contracts), was also first time consolidated in the fourth quarter 2007. The initial consolidation had no significant effect on the net assets, financial position and results of the Group.

On 3 January 2007, the subsidiary Hypo Real Estate Capital Ltd., London, was renamed Flint Nominees Limited, London. The place of registration of Hypo Real Estate Bank International AG was changed from Stuttgart to Munich on 21 December 2007.

Quadra Realty Trust, Inc., New York, was accounted for using the equity method starting 15 February 2007. Quadra Realty Trust, Inc. is a commercial real estate financing company which is qualified as a real estate investment trust (REIT) in accordance with US tax law, and is listed on the New York Stock Exchange. Hypo Real Estate Capital Corporation, New York, held a stake totalling 34.72 % in Quadra Realty Trust, Inc. on 31 December 2007. Of this figure, 33.33 % resulted from the sale of receivables to Quadra Realty Trust, Inc., and the remaining shares resulted from a payment. The carrying amount of the investment in Quadra Realty Trust, Inc., New York, amounting to € 86 million as of 31 December 2007 which is accounted for using the equity method, is shown under financial investments. No goodwill resulted from the fact that the company was accounted for using the equity method. The results from applying the equity method as well as the refinancing costs are shown in the position net interest income and similar income. Quadra Realty Trust Inc., New York, has prepared its financial statements for the period ended 31 December 2007.

No subsidiaries were sold in financial 2007. The special purpose entities Liffey 451 LLC, New York, Isar East 60th Street LLC, New York, Isar RP Member LLC, New York, Isar Two Columbus LLC, New York, and DEPFA UK Ltd., London, were deconsolidated in 2007 as the entities were dissolved. As the main assets recognised in the entities were sold in advance, there was no material effect in the income statement and the balance sheet from the deconsolidation.

Consolidation principles For the purposes of capital consolidation, the costs of purchasing a subsidiary, are netted with the Group's stake in the completely recalculated shareholders' equity at the time of the acquisition. This shareholders' equity is calculated as the difference between the assets and liabilities of the acquired company, using their fair values. The positive difference resulting from the consolidation is stated as goodwill in the balance sheet under intangible assets. After it has been recognised initially, goodwill is subsequently stated at cost of purchase less all cumulative allowances.

Business relations within the group of consolidated companies are netted with respect to each other. Intercompany results attributable to internal transactions are eliminated.

6 Financial Instruments

According to IAS 32, a financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Recognition and derecognition Hypo Real Estate Group recognises a financial asset or a financial liability on its balance sheet when, and only when, it becomes party of the contractual provisions of the instrument.

In principle, the purchases or sales of financial instruments is accounted for at trade date. Premiums and discounts appear in the position net interest income and similar income for the accounting period in question. In accordance with the primary derecognition concept of IAS 39, a financial asset has to be derecognised when all risks and rewards have mainly been transferred. If the main risks and rewards associated with ownership of the transferred financial asset are not transferred or retained, and if the power of disposal continues to be exercised over the transferred asset, the company has to recognise the asset to the extent of the supposed continuing involvement. There are no transactions which result in partial derecognition due to a continuing involvement.

In case of repurchase agreements and synthetic securitisations the assets transferred do not qualify for derecognition because the derecognition criteria of IAS 39 are not fulfilled.

Categories pursuant to IAS 39 Initially, when a financial asset or financial liability is recognised, it is measured at its fair value.

For subsequent measurement according to IAS 39, all financial instruments have to be classified according to this standard, to be recognised in the balance sheet and to be measured according to its categorisation:

Held-for-trading A financial asset or a financial liability is held-for-trading if it is:

- primarily acquired or incurred principally for the purpose of selling or repurchasing it in the near term;
- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or
- a derivative (except for a derivative that is a designated and effective hedging instrument).

Held-for-trading financial instruments are measured at fair value. Changes in fair value are recognised in profit or loss. Held-for-trading financial instruments are stated under trading assets and trading liabilities. Interest and dividend income as well as the refinancing costs for the trading instruments are shown in net trading income.

When unobservable data have a significant impact on the valuation of a financial instrument, the entire initial difference at recognition in fair value indicated by the valuation model from the transaction price is not recognised immediately in the income statement but is recognised over the life of the transaction as the financial instruments are debt instruments. The difference is treated directly in the income statement when the inputs become observable, when the transaction matures or is closed out.

Designated at Fair Value Through Profit or Loss (dFVTPL) If certain conditions are satisfied, financial assets or liabilities can be classified at their fair value through profit or loss when they are initially stated. A designation can be made if the use of the valuation category means that a recognition and valuation inconsistency is either avoided or considerably reduced, and management and performance measurement of a portfolio of financial instruments are based on the fair values or if the instrument contains a separable embedded derivative. The Hypo Real Estate Group classifies financial assets under the dFVTPL category only for the first two cases. As of 31 December 2007, only fixed-income securities and loans and advances are held in the category dFVTPL. Financial liabilities are not allocated to this category. The portfolio of fixed-income securities and loans and advances is managed on fair value basis. In addition, open risk positions of the portfolio are to a large extent closed by hedging derivatives. Because changes in the value of derivatives under IAS 39 in principle have to be recognised in profit or loss, the designation of fixed income securities and loans and advances under the category dFVTPL will avoid inconsistency in terms of valuation. As a result of the designation of fixed income securities and loans and advances, the opposite movements in the income statement cancel each other to a large extent. The accounting treatment is accordingly consistent with risk management and the investment strategy.

dFVTPL financial instruments are measured at fair value. Changes in fair value are recognised in profit or loss. The amount of change, during the period and since initial recognition, in the fair value of the loan and advance that is attributable to changes in the credit risk of the financial asset is disclosed in the notes. The amount is determined as the amount of change in its fair value that is not attributable to changes in market conditions that give rise to market risks. Hence, the amount resulting from credit risk is the difference between the total change of fair value and the change attributable to market risks. Because financial liabilities are not designated in the category dFVTPL, the Hypo Real Estate Group does not have any effect resulting from the instruments being valued with the own current credit risk. The fixed income securities under the category dFVTPL are stated under the item of financial instruments, the loans and advances under loans and advances to customers. Interest income from the securities and loans and advances is shown under the position net interest income and similar income. The changes in value to be recognised in profit or loss (net gains and net losses from fair value option) are stated under the line net income from hedge relationships in the same way as the changes in value of the corresponding derivatives.

Held-to-Maturity (HtM) investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that are quoted on an active market and that an entity has the positive intention and ability to hold to maturity. HtM financial investments are measured at amortised cost.

In the past, the Hypo Real Estate Group has used the HtM category. As a result of the changed intention of the Hypo Real Estate Group of not necessarily holding the financial investments to maturity the entire portfolio of HtM investments was reclassified as of 1 July 2007 in accordance with IAS 39.51 into the category AfS.

Loans and receivables (LaR) are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables include bonded notes if they are not designated in trading.

Loans and receivables are recognised in the positions loans and advances to banks, loans and advances to customers and financial investments, and are measured at amortised cost. Interest income from loans and receivables are shown in net interest income. Market price related net gains and net losses attributable to prepayment penalties and selling of loans and advances to customers and of loans and advances to banks are shown under the position net interest income and similar income. Such net gains and net losses are shown in net income from financial investments for financial investments. Reductions in value due to credit standing factors are shown under provisions for losses on loans and advances respectively in net income from financial investments for financial investments in the affect income statement.

Available-for-Sale (AfS) assets are those non-derivative financial assets that are designated as available-for-sale and which are not categorised as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Hypo Real Estate Group only categorises securities as AfS but not loans and advances.

AfS financial assets are measured at fair value. Changes in fair value are recognised in a separate item of equity (AfS reserve) not affecting income until the asset is sold, withdrawn or otherwise disposed or if an impairment is established for the financial asset in accordance with IAS 39.58 et seq., so that the cumulative loss previously recorded under equity is now taken to the income statement. If the objective evidence for the impairment of an AfS debt instrument drops out, the impairment has to be reversed to the income statement. On the other hand, impairments for an AfS equity instrument which have been recognised in the income statement are not permitted to be reversed and taken to the income statement.

AfS financial assets are mostly disclosed under financial investments. Interest income from AfS assets is stated under the position net interest income and similar income. Net gains and net losses generated by the disposal of AfS financial instruments as well as by changes in value as a result of impairment or write-ups to be recognised in profit or loss are shown under net income from financial investments.

Financial liabilities at amortised cost are those non-derivative financial liabilities that are not classified at fair value through profit or loss.

Financial liabilities at amortised cost are measured at amortised cost. Financial liabilities at amortised cost that are not securitised are recognised in the positions liabilities to other banks and liabilities to customers. If these financial liabilities are securitised and not subordinated, they are disclosed in liabilities evidenced by certificates. Subordinated liabilities are shown in subordinated capital. Interest expenses from financial liabilities at amortised cost are shown under the position net interest income and similar income. In addition, the position net interest income and similar income includes net gains and net losses attributable to repurchases or withdrawals from financial liabilities at amortised cost before maturity.

Derivatives are measured at fair value. Changes in fair value are recognised in the income statement if the derivatives are not recognised in cash flow hedge accounting. The valuation resulting from stand alone derivatives are shown in net trading income and from hedging derivatives in net income from hedge relationships. The interest from non trading derivatives including hedging derivates is disclosed in the position net interest income and similar income. The interest from trading derivatives is shown under net trading income. In the balance sheet stand alone derivatives are disclosed under trading assets and trading liabilities and hedging derivatives under other assets and other liabilities.

Classes IFRS 7 required disclosures according to classes of financial instruments. Hypo Real Estate Group mainly defined the IAS 39 measurement categories, irrevocable credit commitments, financial guarantees, hedging derivatives and cash reserve as classes according to IFRS 7.

Valuation methods Financial instruments which have to be measured at fair value are valued on the basis of stock market prices or other market prices, if existent. If a price is not available from an active market, valuation models are used that base on observable market parameters. If no parameters are observable at the markets, the financial assets were valued on the basis of a model with non market observable parameters.

Examples of valuation models are: Comparison with financial instruments for which observable market data exists, present value models or option price models like the current Black-Scholes models. For present value and option price models, the expected cash flows were discounted using rating related benchmark curves. The cash flows were determined on the basis of contractual fixings until the expected maturities. The swap curve in the respective currencies was the basis for determining the benchmark curves to be used, if applicable by adjusting liquidity additions. The different kind of products and rating categories were considered by using specific discount rates. Different benchmark curves were allocated to the respective products on the basis of an analysis of the underlyings. The expected cash flows were discounted with the allocated curves. Parallel the expected loss of the respected papers was calculated on the basis of the underlyings and the subordination. A detailed separate credit analysis was performed for the tranches being held in case of significant expected losses.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost according to IAS 39.46. Hypo Real Estate Group is able to reliably establish the fair value for all other financial instruments.

Impairment According to IAS 39.58 a financial asset must be tested for impairment. At each balance sheet date Hypo Real Estate Group assesses on a case-by-case basis whether there is objective evidence for impairment. The criteria used to determine if there is such objective evidence included:

- known cash flow difficulties experienced by the borrower
- overdue contractual payments of either principal or interest or other breaches of contract
- the probability that the borrower will enter bankruptcy or other financial reorganisation
- renegotiations
- when available, the market price of the asset

Two types of impairment allowances are in place: individual allowances and portfolio-based allowances. Allowances for loans and advances are disclosed in a separate account (allowances for losses on loans and advances) rather than directly reducing the carrying amount of the assets. The expense is shown under provisions for losses on loans and advancesin the income statement. Impairments on financial investments are directly deducted from the carrying amount of the assets. The expense is shown under net income from financial investments in the income statement. Where subsequent measurement of financial assets is based on fair value, an impairment is implied in the fair value.

Hypo Real Estate Group records an impairment on loans and advances whose terms have been renegotiated if it faces economic disadvantages from the renegotiation.

In determining allowances on individually assessed accounts, the following factors are especially considered:

- Hypo Real Estate Group's aggregate exposure to the customer
- the amount and timing of expected interest and redemption payments
- the realisable value of security and likelihood of successful repossession
- the likely deduction of any costs involved in recovering amounts outstanding
- the market price of the asset if available

Financial assets carried at amortised cost for which no evidence of impairment has been specifically identified on an individual basis are grouped according to their credit risk for the purpose of calculating portfolio-based allowances. This impairment covers losses which have been incurred but have not yet been identified on loans subject to individual assessment. The portfolio-based allowances are determined after taking into account:

- historical loss experience in portfolios of similar credit risk characteristics
- a judgement whether current economic conditions and credit conditions improved or deteriorated compared to the past.
- the estimated period between impairment occurring and the being identified

Hedge Accounting Hedging relations between financial instruments are classified as a fair value hedge, a cash flow hedge or hedging of a net investment in a foreign operation in accordance with IAS 39. Hedging instruments are mainly interest rate derivatives, for example interest rate swaps and options. Mainly interest rate risks are hedged but also other types of risk, for instance currency risks.

Fair-value hedge Under IAS 39, with a fair-value hedge, a stated asset, liability, off-balance sheet fixed obligation or a precisely designated part of such an asset, liability or obligation, is hedged against the risk of a change in fair value which is attributable to a specific risk and possibly have an effect on profit or loss for the period.

If the hedge of the fair value in the course of the reporting period satisfies the criteria of IAS 39.88, the hedge is stated in the balance sheet as follows:

- the profit or loss arising when the hedging instrument is revalued with its fair value (for a derivative hedging instrument) or the currency component of its book value calculated in accordance with IA 21 (for non-derivative hedging instruments) is recognised in profit or loss for the period; and
- the book value of an underlying transaction is adjusted by the profit or loss arising from the underlying transaction and attributable to the hedged risks, and is recognised in profit or loss for the period. This is applicable if the underlying transaction is otherwise stated using the costs of purchase. The profit or loss attributable to the hedged risk is recognised in profit or loss for the period if the underlying transaction is an available-for-sale (AfS) financial asset. The amortisation of the hedge adjustment is started at dedesignation of the hedge relationship.

The Hypo Real Estate Group uses fair-value hedge accounting for presenting micro-hedge relations. Fair-value hedge accounting is not used for a portfolio of interest risks. Ineffectiveness within the range permitted under IAS 39 is shown in the line net income from hedge relationships. For measuring effectiveness the dollar offset method is used. If the hedge relationship is terminated for reasons other than the derecognition of the hedged item, the difference between the carrying value of the hedged item at that point and the value at which it would have been carried, had the hedge never existed (the "unamortized fair value adjustment"), is amortized to the income statement over the remaining term of the original hedge. If the hedged item is derecognized, e.g. due to sale or repayment, the unamortized fair value adjustment is recognized immediately in the income statement.

Cash flow hedge According to IAS 39, a cash flow hedge hedges the risk inherent with fluctuating payment streams which is attributable to a certain risk associated with the stated asset, the stated liability (for instance some or all future interest payments of a variable-interest debt), the risk associated with a future transaction (expected to occur with a high degree of probability) or might have an effect on profit or loss for the period.

Cash flow hedge accounting recognises derivatives which are used for hedging the interest rate risk as part of asset/liability management. For instance, future variable interest payments for variable-interest receivables and liabilities are swapped for fixed payments primarily by means of interest rate swaps.

Under cash flow hedge accounting, hedging instruments are stated with their fair value. The valuation result has to be broken down into an effective and an ineffective part of the hedge relationship.

The effective part of the hedging instrument is recognised in a separate item of equity without any impact on earnings (cash flow hedge reserve). The inefficient part of the hedging instrument is recognised in profit or loss in the net income from hedge relationships.

A hedging relation is deemed to be effective if, at the beginning and throughout the entire duration of the transactions, changes in the payment streams of the underlying transactions are balanced almost completely (range of 80 % to 125 %) by changes in the payment streams of the hedging instruments. For the purpose of establishing whether a specific part of the hedging instrument is effective, the future variable interest payments from the receivables and liabilities to be hedged are compared quarterly for the financial statements with the variable interest payments from the interest derivatives in detailed maturity bands. The dollar-offset-method or statistical methods (e.g. regression analysis) are used to measure efficiency.

In those periods in which the payment streams of the hedged underlying transactions have an impact on profit or loss for the period, the cash flow hedge reserve is released in the income statement. If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or if the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in equity remains there until the committed or forecast transaction occurs or is no longer expected to occur, at which point it is transferred to the income statement.

7 Trading assets

Trading assets comprise of held-for-trading securities as well as positive market values of trading derivatives and of stand alone derivatives of the bank book. In addition, borrowers' note loans and registered bonds as well as public sector bonds, to the extent they are used for trading purposes, are stated under other trading assets.

Individual trading assets are stated with their fair value. In the case of derivative and original financial transactions which are not listed on an exchange, internal price models based on cash value considerations and option price models are used as the basis of calculating the balance sheet value. Valuation and realised profits and losses attributable to trading assets are stated under net trading income in the income statement.

8 Loans and advances

Loans and advances to other banks and loans and advances to customers are disclosed under IAS 39 with their amortised cost of purchase if they are not categorised dFVTPL or AfS or an underlying transaction of a fair-value hedge. dFVTPL financial instruments are measured at fair value. Changes in fair value are recognised in profit or loss. As of 31 December 2007, and as of 31 December 2006 Hypo Real Estate Group loans and advances are not categorised AfS.

Allowances for losses on loans and advances are shown under a separate line item provisions for losses in the income statement. All other income and expenses from loans and advances including net gains and net losses are shown under the position net interest income and similar income.

9 Allowances for losses on loans and advances and provisions for contingent liabilities and other commitments

Allowances for loans and advances are created if there is objective evidence that it will not be possible for the entire amount which is due in accordance with the original contractual conditions to be recovered. Allowances for loans and advances are calculated mainly on the basis of expectations with regard to loan defaults, the structure and quality of the loan portfolio as well as macro-economic parameters on an individual and portfolio basis.

Individual allowances For all recognisable default risks, the extent of the allowance for losses on loans and advances is calculated as the difference between the carrying amount of the asset and the present value of the expected future cash flow. The latter is calculated on the basis of the original financial effective interest rate in case of fixed income instruments and on the basis of the interest rate at impairment date in case of variable income instruments. Market rate changes do not have any effect in this respect. The increase in the present value of an adjusted receivable (so called unwinding) which occurs over a period of time is shown as interest income.

Portfolio-based allowances Under IAS 39.64, loans for which there is no objective indication for the need of an allowance are grouped together to form risk-inherent portfolios. Portfolio-based allowances are set aside for these portfolios; these allowances are calculated on current events and information with regard to significant changes with detrimental consequences which have occurred in the technology, market, economic or legal environment, as well as historical default rates.

Allowances for losses on loans and advances are broken down into allowances relating to loans and advances and provisions for contingent liabilities and other commitments. An allowance relating to loans and advances is shown as a negative item on the assets side of the balance sheet, whereas a provision for contingent liabilities and other commitments is shown in the liabilities side of the balance sheet. In the income statement, all effects are shown in provisions for losses on loans and advances apart from time-related increases in the present value of impaired receivables which are shown under the position net interest income and similar income.

10 Financial investments

dFVTPL, LaR and AfS financial instruments as well as investment properties and shares in companies valued at equity are stated under financial investments.

dFVTPL and AfS financial assets are stated with their fair value. Changes in the fair value are taken to the income statement in case of dFVTPL financial assets. Changes in fair value of AfS financial assets are recognised in a separate item of equity (AfS reserve) not affecting income until the asset is sold, withdrawn, disposed of, or if an impairment is established for the financial asset in accordance with IAS 39.58 et seq. Therefore, the cumulative profit or loss previously recorded under equity is now taken to the income statement. AfS financial assets which are hedged efficiently against market price risks are recognised within the framework of fair-value hedge accounting. LaR financial investments are measured at amortised cost. As of 31 December 2007, Hypo Real Estate Group did not have any HtM financial assets.

Under IAS 40, land and buildings (either part of a building or both), which are held as financial investments for generating rental income and/or for capital appreciation, are stated with their fair value. The reports prepared in the year 2007 for establishing values are based on present value methods. The rental income generated by these financial investments is stated in the position net interest income and similar income (in the same way as the refinancing expenses). Changes of the fair value are shown in net income from financial investments. Land and buildings designated for mixed use are broken down into property, plant and equipment and investments on the basis of their area. As of 31 December 2007, the Hypo Real Estate Group had land and building for mixed use that is partly classified as investment properties in Germany. These are proportionally accounted as investment properties. Hypo Real Estate Group does not hold any material property interests held under operating leases and classified and accounted for as investment property.

The share in Quadra Realty Trust, Inc., New York, which is valued at equity, is shown under financial investments The result from applying the equity method as well as the refinancing costs are shown in the position net interest income and similar income. The holding accounted for using the equity method is tested for impairment according

11 Property, plant and equipment

Property, plant and equipment are normally shown at cost of purchase or cost of production. As an exception to this rule, land and buildings are shown with their fair value in accordance with IAS 16. The carrying amounts, if the assets are subject to wear and tear, are diminished by depreciation in accordance with the expected useful life of the assets. In the case of fittings in rented buildings, the contract duration taking account of extension options is used as the basis of this contract duration if it is shorter than the economic life.

Useful economic life

in years	
Buildings	50
Fixture in rental buildings	5–15
IT equipment (broad sense)	3– 5
Other plant and operating equipment	3–25

If the value of property, plant and equipment has additionally been diminished, non-scheduled depreciation is taken to the income statement. If the reasons for the non-scheduled depreciation are no longer applicable, an amount is written back to the income statement, not exceeding the extent of the amortised cost of purchase for production.

Cost of purchase or cost of production, which is subsequently incurred, is capitalised if an additional economic benefit accrues to the Company. Measures which are designed to maintain the condition of the property, plant and equipment are recognised in the income statement of the financial year in which they arose.

The reports prepared for establishing the fair value of the land and buildings are based on present-value methods and were prepared by an expert at the end of 2007.

12 Intangible assets

Goodwill, software, customer relationships and brand names are the main items disclosed as intangible assets.

According to IFRS 3, it is not permissible for goodwill to be depreciated. Instead, the goodwill is allocated to the cash-generating units. In line with Group steering, the business segments constitute the cash-generating units of the Hypo Real Estate Group. As of 31 December 2007, there was goodwill of € 944 million with respect to the cash-generating unit Commercial Real Estate, € 1,212 million with respect to the cash-generating unit Public Sector & Infrastructure Finance and of € 77 million with respect to Capital Markets & Asset Management. At the cash-generating unit level, goodwill is subject at least annually to an impairment review. An impairment is recognised if the carrying amount of the cash-generating unit exceeds the net realisable amount, defined as the higher of value in use and the fair value less costs to sell. The value in use is taken as the basis for the impairment test of goodwill at the cash-generating units. Because this is higher than the carrying amount, no impairment has been recognised. The cash flows of the next four years have been planned for establishing the value. To determine value added beyond the detailed planning horizon, the projected cash flows were extrapolated using a long-term growth rate of one percent. The growth rate does not exceed the long-term average growth rate for the products or countries in which the entity operates, or for the market to which the unit is directed. The cash flows are discounted using interest rates which amount to 10,25% for all cash-generating units.

Software and brand names are stated at amortised cost of purchase. They are intangible assets with a finite useful life. Software is written down in a straight-line basis over an expected useful life of three to five years whereas customer lists are written down in a straight-line basis over an expected useful life of 11 to 18 years (weighted average 15 years). In addition, intangible assets with a finite useful life have to be tested for impairment whenever there is an indication that the intangible asset may be impaired.

Brand names are stated at amortised cost of purchase. They are not written down in a straight line basis as they are assets with an indefinite useful life. However, intangible assets with an indefinite useful have to be tested for impairment annually and whenever there is an indication that the intangible asset may be impaired. As of 31 December 2007, there were brand names of € 18 million at the level of the business segment Public Sector & Infrastructure Finance and of € 62 million at the level of Capital Markets & Asset Management. The impairment test is based on the same approach as the impairment test for the goodwill. There was no impairment.

13 Liabilities

Liabilities other than underlying transactions of an effective fair-value hedge which are not classified as dFVTPL are stated at amortised cost. Discounts and premiums are recognised on a pro-rata basis. Interest-free liabilities are stated with their cash value. The Hypo Real Estate Group has not designated any liabilities under the category dFVTPL. All income and expenses from liabilities including net gains and net losses resulting from redemption of liabilities are shown under the net interest income and similar income.

14 Trading liabilities

Refinancing positions of the trading portfolio measured at fair value are stated under trading liabilities. In addition, trading liabilities also include negative market values of trading derivatives and of stand alone derivatives of the bank book. Trading liabilities are recognised with their fair values. Valuation and realised profits and losses attributable to trading liabilities are stated under net trading income in the income statement.

15 Provisions

Under IAS 37.36 et seq., the best possible estimate is used for establishing the provisions for uncertain liabilities and contingent losses attributable to pending transactions. Long-term provisions are discounted.

Provisions for pensions and similar obligations are calculated on the basis of actuarial reports in accordance with IAS 19. They are calculated using the "projected unit credit" method, and this method takes account the cash value of the earned pension entitlements as well as the actuarial profits and losses which have not yet been redeemed. These are differences between the expected and actual factors (for instance a higher or lower number of invalidity or mortality cases than expected on the basis of the calculation principles used) or changes in the calculation parameters.

The actuarial profits and losses are dealt with using the so-called corridor method: A consideration in the income statement only has to be taken to the income statement in subsequent years if the total profits or losses which have accumulated as of the reference date for the financial statements exceed 10 % of the maximum figure calculated as the cash value of the earned pension entitlements and the assets of any external benefit facility. The effect to be treated in income statement is divided by the expected average remaining working lives of the employees participating in that plan.

The discount rate used for calculation purposes is based on the long-term interest rate applicable for first-class fixed-income industry bonds on the reference date for the financial statements.

Hypo Real Estate Holding AG, Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG obtained insurance against the main risks arising from defined-benefit pension commitments as of 1 January 2005 by taking an insurance policy classified as a "qualified insurance policy" under IAS 19. This qualified insurance policy constitutes plan assets under IAS 19. The pension provisions have to be netted with the plan assets. In the event of surplus cover, the amount stated under other assets is equivalent to the negative balance of the following

- the present value of the defined benefit obligation as of the balance sheet date;
- plus any actuarial profits (less any actuarial losses) which have not yet been recognised in the income statement;
- less any service time which has to be recognised but which has not yet been taken into consideration;
- less the fair value of the plan assets on the balance sheet date which are to be used directly for settling the obligations.

In accordance with IAS 19, the cost of defined-benefit pension commitments included under general administrative expenses in the position "Costs for retirement pensions and benefits" has been reduced by the expected income from the plan assets.

The obligations of the defined-benefit pension commitments of DEPFA BANK plc and its subsidiaries taken over on 2 October 2007 are not settled directly by plan assets.

16 Other liabilities

Accrued liabilities in accordance with IAS 37 are one of the items stated under other liabilities. This includes future expenditure, which is uncertain in terms of actual extent or timing, but less uncertain than is the case with provisions. These are liabilities for products or services which have been received or supplied and have not yet been paid for, invoiced by the supplier or formally agreed. This also includes short-term liabilities due to employees, for instance flexi-time credits and vacation entitlements. The accrued liabilities have been stated in the amount likely to be utilised.

If the obligations listed at this point cannot be quantified more precisely on the reference date for the financial statements and if the criteria specified in IAS 37 for establishing provisions are satisfied, these items have to be stated under provisions.

17 Stock-based compensation

DEPFA BANK plc operates an incentive compensation programme under which share awards are made to employees for no consideration. The fair value of employee services received is measured by reference to the fair value of the share award at the award date and is recognised as an expense in the income statement over the vesting period with a corresponding credit to equity. At each balance sheet date, the entity revises its estimate of the number of shares that are expected to vest. It recognises the impact of the revision of the original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

As of 31 December 2007, other entities of Hypo Real Estate Group have not provided a commitment for any such types of compensation to members of the Management Board, Supervisory Board nor its employees.

18 Currency translation

Currency translation is carried out in accordance with the regulations of IAS 21. On the reference date for the financial statements, monetary items in a foreign currency are translated into Euros using the rate applicable on the reference date. Non-monetary items which were stated in a foreign currency using historical cost of purchase are stated using the exchange rate applicable at the point they were purchased.

Income and expenditures attributable to currency translation at the individual companies in the Group are normally shown in the income statement under "balance of other operating income/expenses". Because open currency positions are generally closed immediately, there is no major effect attributable to currency translation.

In these consolidated financial statements, balance sheet items of the subsidiaries, if they do not prepare financial statements in Euros, are translated using average rates for the financial statements. For translating the expenses and income of these subsidiaries, the exchange rates applicable on the dates of the transaction are used. Differences resulting from the translation of the financial statements of the subsidiaries are treated without any impact on the income statement and are shown in movements in shareholders' equity. The group of consolidated companies does not include any companies from high-inflation countries.

19 Taxes on income

Taxes on income are accounted for and valued in accordance with IAS 12. Apart from the exceptions defined in the standard, deferred taxes are calculated for all temporary differences for the values under IFRS and the tax values as well as for the differences resulting from uniform group valuation within the Group and differences from the consolidation (balance-sheet method). Deferred tax assets arising from non-utilised losses carried-forward are calculated if necessary according to IAS 12.34 et seq.

Deferred taxes are calculated using the national tax rates which are expected at the time when the differences are balanced, as the concept of deferred taxes is based on the presentation of future tax assets or tax liabilities (liability method). Changes in tax rates which had been adopted as of the reporting date are taken into consideration. This is especially relevant for the application of the tax rate change resulting from the corporate tax reform valid in Germany starting from 1 January 2008.

The revised version of section 37 (5) of the Körperschaftsteuergesetz (KStG – Corporation Tax Act), adopted in 2006, resulted in exceptional income already in the year 2006 which was shown as a one-off income amount in the balance sheet of financial 2006 and resulted in a corresponding increase in net income. From 1 January 2008, the corporate income tax claim will be paid out irrespective of any dividend payment over a period of ten years. The interest-free claim relating to payment of the corporate income tax claim had to be shown with the present value. A rate of 3.7 % has been used for discounting purposes. The effect was allocated to the actual taxes because this is, from an economic perspective, an overpayment. In the past financial year 2007 the interest effect was accordingly treated as an increase in profit.

20 Non-current assets held for sale

In accordance with IFRS 5, a group of non-current assets held for sale has to be shown on the balance sheet date at the lower of carrying amount or fair value less costs to sell. The assets have to be shown separately in the income statement and balance sheet. As of 31 December 2007 and of 31 December 2006, Hypo Real Estate Group does not own any non-current assets held for sale which satisfy the criteria of IFRS 5.

21 Future-related assumptions and estimation uncertainty

When the financial statements are being prepared, the Hypo Real Estate Group makes future-related assumptions as well as estimations, resulting in a considerable risk of a major change to the stated assets and liabilities becoming necessary during the next financial year.

Standards which are not the subject of early adoption New standards that are issued or existing standards, which have been revised and not the subject of early adoption, may result in changes in the accounting treatment and valuation as well as the statement of assets and liabilities when they are first applied. The standards that are not the subject of early adoption are described in detail in note 2.

Allowances for losses on loans and advances The loan portfolio of the Hypo Real Estate Group is reviewed at least every year in order to identify any allowances for losses on loans and advances. It is necessary to assess whether the estimated future cash flows of a loan portfolio are lower than the contractual ones. For this purpose, it is necessary to carry out estimates which are based on past default rates and information concerning significant changes in the technology, market or legal environment with detrimental consequences as well as current events. The methods and assumptions concerning the assessments of the extent and timing of the payment streams are regularly checked in order to minimise the differences between estimated and actual defaults.

Impairment on financial investments Apart from equity investments in companies, the vast majority of financial investments is valued using quoted prices from an active market. However, especially since mid of 2007, no reliable market prices existed for the assessment of the majority of structured products. These were measured on the basis of valuation models with observable market data. For this, the expected cash flows were discounted with the swaps curves allocated per kind of product, rating category and currency. The methods and assumptions concerning the assessments of the extent and timing of the payment streams are regularly checked in order to minimise the differences between estimated and actual defaults.

Fair values of original and derivative financial instruments The fair value of financial instruments that are not listed on active markets is calculated using valuation models. In the cases in which valuation models are used, a check is performed regularly to assess whether the valuation models provide a comparable standard for current market prices. For practical considerations, the valuation models can only take account of quantifiable factors that also require estimates. Changes in assumptions relating to these factors might have an impact on the fair values of the financial instruments.

Embedded derivatives According to IAS 39.11, an embedded derivative has to be separated from the underlying contract and has to be valued separately if, in addition to other criteria, the economic features and risks of the embedded derivative are not closely related to the economic features and risks of the underlying agreement. The economic risks are assessed on the basis of measuring methods.

Hedge accounting Relations between underlyings and hedging instruments can be presented in hedge accounting. A relation only qualifies for hedge accounting when certain conditions specified under IAS 39.88 are satisfied. One of these conditions is that the hedge has to be very efficient with regard to achieving compensation for the risks resulting from changes in the fair value or the cash flow in relation to the hedged risk, in line with the originally documented risk management strategy for this specific hedge. In the case of cash flow hedges, a future transaction underlying the hedge must have a high probability of occurrence and must be exposed to risks in the form of fluctuations in the form of cash flows which in the final analysis might be reflected in net income/loss for the period. If the hedge instrument no longer satisfies the criteria, hedge accounting has to be discontinued. In this case the cashflow hedge reserve would have to be treated affecting profit or loss.

The establishment of the effectiveness of the risk hedge and the assessment of the probability of occurrence of future cash flows depend on risk measuring methods, the parameters which are used and assumptions relating to the probability of occurrence. These methods and parameters are continuously developed in line with the risk management objectives and strategies, which means that a review in subsequent years may result in an assessment which differs from the original assessment.

Taxes on income The Hypo Real Estate Group is subject to a wide range of national tax regulations with regard to the calculation of taxes on income. In order to evaluate the actual tax burden, it is necessary to make estimates that are calculated with the knowledge existing as of the reporting date and closely related to the tax return prepared in the following financial year. In some countries, the current tax charges attributable to the current financial year can only be finalised after the corresponding tax audit has been completed. The variances with regard to the estimated tax burden may have a positive or negative influence on the tax burden in future financial years.

With regard to the capitalisation of losses carried forward and other tax credits, the extent as well as the availability of such tax benefits are subject to estimation. Major losses carried forward are subject to national German tax law, and their availability also depends on the restrictions set out in section 8 (4) KStG. Deferred tax assets arising from losses carried forward are stated as far as it is likely that taxable income will be available to off-set the non-utilised tax losses carried forward.

The extent of future payments of the corporate income tax claim has been calculated using the present-value method and an interest rate of 3.7 %. The actual amount paid for a period of ten years starting in 2008 may differ from the amounts specified in the financial year 2006.

Business combinations All business combinations shall be accounted for by applying the purchase method. The acquirer shall, at the acquisition date, allocate the cost of a business combination by recognising the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria of IFRS 3.37 at their fair values. The consideration of the acquisition of DEPFA was done provisionally according to IFRS 3.62, because the fair values of the identifiable assets, liabilities and contingent liabilities could only be determined provisionally. This can result in adjustments to the provisional values as a result of completing the initial accounting within twelve months of the acquisition date.

Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not capable of being identified and separately recognised. Goodwill is subject at least annually to an impairment review. Unforeseen developments in business and sustainable strategy of growth can cause impairments of goodwill.

22 Notes to segment reporting by business segment (primary segmenting)

The **Hypo Real Estate Group (HREG)** has been divided into the three business segments Commercial Real Estate, Public Sector & Infrastructure Finance and Capital Markets & Asset Management. Since the purchase of DEPFA BANK plc; these are used as the basis of managing the group. In segment reporting, these business segments are therefore defined as primary segments.

The business segment **Commercial Real Estate (CRE)** combines mainly the International and German businesses of the strategic, commercial real estate financing from Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG. The segment is split into the four platforms: Germany, Europe, America and Asia.

The business segment **Public Sector & Infrastructure Finance (PS & IF)** pools mainly the Public Sector business of DEPFA BANK plc and its subsidiaries. In addition, the segment contains the Infrastructure and Asset-Based-Finance portfolios of DEPFA BANK plc and its subsidiaries including Hypo Public Finance Bank. The segment consists of the platforms Public Sector and Infrastructure Finance.

The business segment **Capital Markets & Asset Management (CM & AM)** pools the Capital Markets and the Asset Management business of the group. The platform Capital Markets reflects the majority of trading assets and trading liabilities as well as income from securitisations and business with DEPFA-customer derivatives. The platform Asset Management mainly consists of the business of Collineo Asset Management, Morrigan TRR Funding LLC and the guaranteed investments contracts (GIC) business.

The column **"Corporate Center"** includes consolidation transactions as well as the contributions to earnings of the non-strategic portfolios. In addition, it includes the contributions to earnings of the corporate centers and the board.

Hypo Real Estate Group's segment reporting is based on its segment controlling instrument and management information system, which is prepared in accordance with IFRS. Transactions between segments are carried out on an arms length basis. Income and expenses are shown such that they reflect the originating unit. The segments operate as autonomous companies with their own equity resources and responsibility for profits and losses. Revenues are allocated by portfolio structures. General administrative expenses are allocated to the correct segment according to causation.

Hypo Real Estate Group was also structured in three segments in the segment reporting of the annual report as of 31 December 2006 in which DEPFA BANK plc was not consolidated. However, compared to the prior year the constitution and denotation was significantly changed as of 31 December 2007. By now, the business segment CRE comprises the non-target commercial real estate portfolio of the two former business segments Hypo Real Estate International and Hypo Real Estate Germany. The business segment PS & IF contains the public finance portfolio of the former business segment Hypo Public Finance Bank. In addition, the infrastructure and asset-based-financing of the former business segment Hypo Public Finance Bank are shown here. The business segment CM & AM is similar to the former business segment Hypo Public Finance Bank. However, it does not include the public financing, the infrastructure and the asset based financing business. Compared to the previous column "Other/Consolidation" the column "Corporate Center" also contains the effects of the non-target portfolios. The portfolios of DEPFA BANK plc and its subsidiaries were allocated to the business segments PS & IF and CM & AM as well as the Corporate Center.

All of the changes described in the comparison figures for 2006 have been adjusted accordingly. In addition to the comparative figures, according to IAS 1.36, pro forma financial information are disclosed to make the comparison between the fiscal year 2007 and 2006 easier. The pro forma financial information report income as if DEPFA BANK plc had been part of the Hypo Real Estate Group since 1 January 2006.

23 Income statement, broken down by business segment

Income/expenses

in € million		CRE	PS&IF	CM&AM	Corporate Center	HREG
Operating revenues	2007	963	247	–	–304	906
	2006	974	10	60	38	1,082
	pro forma 2007	963	834	19	–353	1,463
	pro forma 2006	973	656	195	20	1,844
Net interest income and similar income	2007	760	178	62	105	1,105
	2006	737	11	7	49	804
	pro forma 2007	760	579	85	47	1,471
	pro forma 2006	737	438	9	28	1,212
Net commission income	2007	152	20	30	–4	198
	2006	128	–1	18	–	145
	pro forma 2007	152	43	44	–5	234
	pro forma 2006	128	32	19	–1	178
Net trading income	2007	2	13	–50	–189	–224
	2006	3	–	32	8	43
	pro forma 2007	2	–18	–63	–195	–274
	pro forma 2006	3	10	164	14	191
Net income from financial investments	2007	36	33	–23	–215	–169
	2006	106	–	–5	–22	79
	pro forma 2007	36	205	–23	–212	6
	pro forma 2006	106	185	–5	–21	265
Net income from hedge relationships	2007	6	8	–19	–	–5
	2006	1	–	8	–	9
	pro forma 2007	6	29	–24	–	11
	pro forma 2006	–	–5	8	–	3
Balance of other operating income/expenses	2007	7	–5	–	–1	1
	2006	–1	–	–	3	2
	pro forma 2007	7	–4	–	12	15
	pro forma 2006	–1	–4	–	–	–5
Provisions for losses on loans and advances	2007	66	–	1	–128	–61
	2006	113	3	–	43	159
	pro forma 2007	66	–	1	–128	–61
	pro forma 2006	113	3	–	43	159
General administrative expenses	2007	180	47	53	155	435
	2006	179	2	17	137	335
	pro forma 2007	180	152	100	224	656
	pro forma 2006	179	113	66	222	580
Balance of other income/expenses	2007	–	–	–	55	55
	2006	–	–	–	–17	–17
	pro forma 2007	–	–	–	–6	–6
	pro forma 2006	–	–	–	–47	–47
thereof: Restructuring expenses	2007	–	–	–	35	35
	2006	–	–	–	17	17
	pro forma 2007	–	–	–	35	35
	pro forma 2006	–	–	–	17	17
Effects from DEPFA acquisition	2007	–	–	–	96	96
	2006	–	–	–	–	–
	pro forma 2007	–	–	–	–	–
	pro forma 2006	–	–	–	–47	–47
Pre-tax profit	2007	**717**	**200**	**–54**	**–276**	**587**
	2006	**682**	**5**	**43**	**–159**	**571**
	pro forma 2007	**717**	**682**	**–82**	**–455**	**862**
	pro forma 2006	**681**	**540**	**129**	**–292**	**1,058**

24 Key ratio, broken down by business segment

Key ratio

in %		CRE	PS&IF	CM&AM	HREG
Cost-income ratio (based on operating revenues)	2007	18.7	19.0	> 100.0	48.0
	2006	18.4	20.0	28.3	31.0
	pro forma 2007	18.7	18.2	> 100.0	44.8
	pro forma 2006	18.4	17.2	33.8	31.5

25 Balance sheet figures, broken down by business segment

Assets and liabilities

in € million		CRE	PS&IF	CM&AM	Corporate Center	HREG
Total assets	31.12.2007	95,184	241,155	27,531	36,304	400,174
	31.12.2006	117,645	13,420	14,518	16,010	161,593
Total liabilities	31.12.2007	91,993	238,964	27,078	36,065	394,100
	31.12.2006	115,129	13,337	14,425	15,257	158,148

26 Key capital ratios (based on German Commercial Code [HGB]), broken down by business segment

The risk-weighted assets and the market risk positions as of 31 December 2007 were as follows:

Risk-weighted assets

in € billion		CRE	PS&IF	CM&AM	HREG
On-balance-sheet assets	31.12.2007	44.4	31.6	2.1	87.5
	31.12.2006	48.0	–	3.3	61.1
Off-balance-sheet assets	31.12.2007	5.7	6.7	0.1	13.2
	31.12.2006	4.1	–	0.4	5.1
Counterparty risks in the trading book	31.12.2007	–	–	0.3	0.3
	31.12.2006	–	–	0.2	0.2
Total	31.12.2007	**50.1**	**38.3**	**2.5**	**101.0**
	31.12.2006	**52.1**	–	**3.9**	**66.4**

Market risk positions

in € million		CRE	PS&IF	CM&AM	HREG
Currency risks	31.12.2007	20	–	–	19
	31.12.2006	47	–	1	48
Interest rate risks	31.12.2007	17	–	411	428
	31.12.2006	–	–	330	330
Risks from equity securities	31.12.2007	2	–	4	6
	31.12.2006	–	–	8	8
Total	31.12.2007	**39**	–	**415**	**453**
	31.12.2006	**47**	–	**339**	**386**

27 Segment reporting by region (secondary segmenting)

Different regions are referred to as secondary segments. The Hypo Real Estate Group as of 31 December 2007 differentiates between the regions Germany, rest of Europe and America/Asia. The column "Corporate Center" includes consolidation transactions as well as the contributions to earnings of the non-strategic portfolios. In addition, it includes the contributions to earnings of the corporate centers and the board. Allocation of values to regions is based on the location of the registered offices of the Group companies or their branches. The public finance, infrastructure finance, commercial real estate finance as well as the capital markets and asset management business are carried out in all regions.

Operating performance

in € million		Germany	Rest of Europe	America/Asia	Corporate Center	HREG
Operating revenues	2007	524	480	206	−304	906
	2006	565	277	202	38	1,082
Provisions for losses on loans and advances	2007	151	–	1	−213	−61
	2006	130	3	–	26	159
General administrative expenses	2007	42	169	69	155	435
	2006	52	76	70	137	335
Operating profit/loss	2007	331	311	136	−246	532
	2006	383	198	132	−125	588
Pre-tax profit	2007	350	291	137	−191	587
	2006	383	198	132	−142	571

Cost-income ratio (based on operating revenues)

in %		Germany	Rest of Europe	America/Asia	HREG
Cost-income ratio	2007	8.0	35.2	33.5	48.0
	2006	9.2	27.4	34.7	31.0

Employees

		Germany	Rest of Europe	America/Asia	HREG
Employees	31.12.2007	858	767	375	2,000
	31.12.2006	810	242	177	1,229

Notes to the income statement

28 Operating revenues

Operating revenues

in € million	2007	2006
Net interest income and similar income	1,105	804
Net commission income	198	145
Net trading income	−224	43
Net income from financial investments	−169	79
Net income from hedge relationships	−5	9
Balance of other operating income/expenses	1	2
Total	**906**	**1,082**

29 Net interest income and similar income

Net interest income and similar income, broken down by categories of income/expenses

in € million	2007	2006
Interest income and similar income	**9,983**	**7,497**
Lending and money-market business	7,786	6,045
Fixed-income securities and government-inscribed debt	2,191	1,448
Equity securities and other variable-yield securities	2	1
Participating interests	–	3
Companies valued using the equity method	4	–
Interest expenses and similar expenses	**8,878**	**6,693**
Deposits	2,614	1,637
Liabilities evidenced by certificates	5,574	4,193
Subordinated capital	194	124
Current result from swap transactions (balance of interest income and interest expenses)	496	739
Total	**1,105**	**804**

Interest margins

in € million	2007	2006
average risk assets according to BIS	78,094	60,596
based on average risk assets according to BIS[1] (in %)	**1.41**	**1.33**
average volume of business	223,976	154,690
based on average volume of business[2] (in %)	**0.49**	**0.52**

[1] Net interest income and similar income / average risk assets according to BIS
[2] Net interest income and similar income / average volume of business

Total interest income for financial assets that are not at fair value through profit or loss, amount to € 9.8 billion (2006: € 6.6 billion). Total interest expenses for financial liabilities that are not at fair value through profit or loss amount to € 8.4 billion (2006: € 6.0 billion).

Net interest income and similar income includes income of € 24 million (2006: € 30 million) due to the increase in the present value of the adjusted allowances resulting over a period of time.

30 Net commision income

Net commission income

in € million	2007	2006
Securities and custodial services	−8	−4
Lending operations and other service operations	206	149
Total	**198**	**145**

Net commission income is attributable exclusively to financial assets and financial liabilities which are not designated at fair value through profit and loss. Asset management accounted for commission income of € 22 million (2006: € 17 million). This was opposed by commission expenses of € 1 million in 2007 as was the case last year. Commission income from trust and other fiduciary activities amount to less than € 1 million as was the case last year, with commission expenses at € 0 million (2006: € 0 million).

31 Net trading income

Net trading income

in € million	2007	2006
from other equity instruments and related derivatives	5	8
from interest rate instruments and related derivatives	−3	18
from credit risk instruments and related derivatives	−229	17
thereof: valuation result from synthetic CDOs	−198	–
from foreign exchange trading interest	3	–
Total	**−224**	**43**

The result for equity instruments and related derivatives is attributable to trading price-related transactions, and investment units, in particular. The result for interest instruments and related derivatives includes profits from trading interest-related transactions. Trading instruments in this context include debt securities and interest derivatives such as interest rate swaps. Trading with credit risks is reflected in the result of credit risk instruments and related derivatives. Credit default swaps are also utilised for this purpose.

Net trading income includes interest and dividend income totalling € 644 million (2006: € 369 million) and refinancing costs totalling € 649 million (2006: € 338 million) resulting from the balance of trading assets and trading liabilities.

32 Net income from financial investments

Net income from financial investments

in € million	2007	2006
Income from financial investments	120	126
Expenses from financial investments	289	47
Total	**−169**	**79**

Net income from financial investments consists of income from the sale of HtM investments, AfS investments, LaR investments and of investment properties together with changes in the value of such instruments that are to be recognised in the income statement. This item also includes changes in the value of dFVTPL financial instruments and the related derivatives. Based on valuation categories, net income from financial investments is broken down as follows:

Net income from financial investments by IAS39 categories

in € million	2007	2006
Held-to-maturity financial investments	18	27
Available-for-sale financial investments	−218	50
thereof: Impairment on cash CDOs	−268	–
Loans-and-receivables financial investments	–	–
Result from investment properties	31	2
Total	**−169**	**79**

33 Combined valuation result from the CDO portfolio and similar products

CDO portfolio

in € million	Valuation result affecting income	Valuation result not-affecting income
Synthetic CDOs	−198	–
US-american	−132	–
European	−66	–
Cash CDOs	−268	−295
US-american	−167	−197
European	−11	−98
Model reserve	−90	–
Total	**−466**	**−295**

The portfolio of collateralised debt obligations (CDOs) and similar structured products is categorised as AfS. The european cash CDOs also contain credit linked notes (CLNs) and credit swap options (CSOs). Furthermore it is a matter of importance for accounting wether CDOs are classified as cash structures or as synthetic structures.

Synthetic CDOs constitute embedded derivatives which have to be separated in accordance with IAS 39 – as clarified from the Institut der Wirtschaftsprüfer (IDW) in its position paper dated 10 December 2007 –, and any changes in value have to be recognised in the income statement. In the case of cash CDOs, changes in value are normally recognised directly in equity in the AfS reserve. If there is an objective indication of an impairment, the cumulative changes in value recognised directly in equity have to be reversed and shown in the result of the period. The valuation result of € −466 million affecting income is opposed by a release of existing allowances in the amount of € 165 million, resulting in an effect of € −301 million recognised in the income statement. The valuation is based on internal present-value models. A model reserve has been recognised in the income statement-related valuation result for uncertainty with regard to the assumptions and estimates which have been made.

34 Net income from hedge relationships

Net income from hedge relationships

in € million	2007	2006
Result from fair value hedge accounting	11	3
Result from hedged items	3,045	−127
Result from hedging instruments	−3,034	130
Result from dFVTPL investments and related derivatives	−16	6
Result from dFVTPL investments	−72	−112
Result from derivatives related to dFVTPL investments	56	118
Total	**−5**	**9**

No ineffectiveness was recognised in the income statement for 2007 and 2006.

35 Balance of other operating income/expenses

Balance of other operating income/expenses

in € million	2007	2006
Other operating income	26	16
Other operating expenses	25	14
Balance of other operating income/expenses	**1**	**2**

Other operating income/expenses do not contain any individual amounts of major significance. Rental income attributable to buildings in current assets (salvage acquisitions) was € 9 million, compared to € 6 million last year. Income from the release of provisions that are not related to lending business amounted to € 4 million (2006: € 5 million). Realized profits and one write-up of other current assets resulted in revenue of € 2 million (2006: € 0 million). Expenses from additions to provisions and accrued liabilities that are not related to lending business amounted to € 0 million (2006: € 5 million). Depreciation and other expenses attributable to buildings in current

Financial Statements

assets (salvage acquisitions) amounted to € 5 million (2006: € 4 million). Expenses of € 4 million resulted from currency translation (2006: € 0 million).

36 Provisions for losses on loans and advances

Provisions for lending business

in € million	2007	2006
Provisions for losses on loans and advances	–56	157
Additions	187	235
Releases	–243	–78
Provisions for contingent liabilities and other commitments	–	5
Additions	–	5
Releases	–	–
Recoveries from write-offs of loans and advances	–5	–3
Total	**–61**	**159**

37 General administrative expenses

General administrative expenses

in € million	2007	2006
Personnel expenses	247	199
Wages and salaries	207	169
Social security costs	28	19
Pension expenses and related employee benefit costs	12	11
Other general administrative expenses	161	122
Depreciation/amortisation	27	14
on software and other intangible assets excluding goodwill	19	9
on property, plant and equipment	8	5
Total	**435**	**335**

The expenses of € 15 million (2006: € 12 million) for defined-benefit pension commitments included in "Pension expenses and related employee benefit costs" as of 31 December 2007 were reduced in accordance with IAS 19 by the expected income from the insurance policy which was taken out in 2005 and which was classified as a "qualified insurance policy" to the amount of € 9 million (2005: € 9 million).

Hypo Real Estate Group employed a total of 2,000 persons as of 31. December 2007. The number of employees was 338 in the segment Commercial Real Estate, 361 in the segment Public Sector & Infrastructure Finance and 132 in the segment Capital Markets & Asset Management 1,169 persons were employed in the Corporate Center.

Cost-income ratio

in %	2007	2006
Cost-income ratio (based on operating revenues)	48.0	31.0

38 Balance of other income/expenses

Balance of other income/expenses

in € million	2007	2006
Other income	96	–
thereof: Effects from DEPFA acquisition	96	–
Other expenses	41	17
thereof: Other taxes	6	–
Restructuring expenses	35	17
thereof: Additions to restructuring provisions	27	17
Balance of other income/expenses	**55**	**–17**

The balance of other income/expenses includes effects from the DEPFA acquisition. As of 31 December 2007, these effects were attributable to the mandatory convertible bond issued in August 2007 to finance the DEPFA acquisition. This mandatory convertible bond contains an embedded compound derivative based on shares of Hypo Real Estate Holding AG which, in accordance with IAS 39, shall be separated from the host contract and measured at fair value as derivative. The change in the fair value has to be recognised in the income statement. The measurement of the derivative as of 31 December 2007 has resulted in pre-deferred tax income of € 96 million.

After the take-over of DEPFA BANK plc, and the relocation of the registered office of Hypo Real Estate Bank International AG from Stuttgart to Munich the restructuring of the Hypo Real Estate Group has been started rapidly. To optimise the Group's international sales network operational locations will be merged, proprietary trading activities which are not in line with the combined group's strategy will be discontinued and headcount adjustments will be made. This has resulted in restructuring expenses of € 35 million in 2007.

In 2006 the underlying processes were analysed more precisely in the course of the tightening of the group structure and the combination of portfolios. The needed resources could be specified more accurately and the expenses to implement the optimisation of resources could be estimated reliably. This has resulted in structure and capacity adjustments, involving the creation of a restructuring provision of € 17 million in 2006.

39 Taxes on income

Breakdown

in € million	2007	2006
Current taxes	112	-3
thereof: Income from capitalised corporate income tax claims	–	-62
Deferred taxes	18	32
thereof: Deferred taxes on capitalised losses carried forward	-55	-51
Effect from revaluation according to Corporate Tax Reform Act	25	–
Effects from DEPFA acquisition	24	–
Total	**130**	**29**

The current taxes are influenced by various factors, including the new minimum taxation rules which have been introduced in Germany. Under these rules, around 60 % of taxable income can be offset against existing losses carried forward. The reduction in the tax burden due to the profit and loss transfer agreement between Hypo Real Estate Bank International AG and Hypo Real Estate Holding AG is accordingly limited and amounts to € 79 million for the year 2007 (2006: € 46 million). The possible reduction of the tax burden at Hypo Real Estate Bank AG as a result of existing losses carried forward amounted to € 118 million in 2007 (2006: € 15 million). Non-recurrent effects amounting to € 25 million were produced from the revaluation of deferred taxes by reason of the amended tax rate introduced by the new German Corporate Tax Reform Act together with € 24 million resulting from the DEPFA acquisition.

The differences between the expected (computed) taxes on income and the taxes on income actually shown are outlined in the following reconciliation:

Reconciliation

in € million	2007	2006
Net income / loss before taxes	587	571
Applicable (legal) tax rate in %	26.38	26.38
Expected (computed) tax expense	155	151
Tax effects		
arising form foreign income	12	4
arising from tax rate differences	26	32
arising from losses	–	–
arising from tax-free income	-27	4
arising from deductible and non-deductible items	49	5
arising from valuation adjustments and the non-application of deferred taxes	-28	1
arising from the write-up of deferred taxes	-71	-74
arising from prior years and other aperiodical effects	14	-94
Accounted taxes on income	**130**	**29**
Group tax ratio in %	**22.1**	**5.1**

The tax rate applicable for the financial year is 26.38 % and is comprised of the 25 % German corporate tax rate still valid for 2007 together with the payable solidarity surcharge of 5.5 %.

The effects attributable to foreign income comprise tax rate differences arising from foreign fiscal jurisdictions. These arose as foreign income has been taxed at different rates.

The effects from tax rate differences include the differences due to different trade tax rates, the trade tax burden (current and deferred) in accordance with IFRS and also the reduction resulting from the deductibility of trade tax when calculating corporation tax and solidarity surcharge. The effect from the change in the tax rates have also be taken into consideration, where these tax rates have already been approved as of the balance sheet date. This relates in particular to the 2008 corporate tax reform in Germany but also includes changes in international tax rates. The deferred taxes have accordingly been recalculated on the basis of these amended tax rates.

The offsetting performed with respect to existing losses carried forward for which no deferred taxes had been capitalised previously is shown under the item "Effects arising from losses".

The item "Effects arising from tax-free income" comprises effects from tax-free income from participating interests, dividends and capital gains or losses both domestically and internationally. Regulations for the determination of taxable income were applied as valid for the particular jurisdiction.

The effects attributable to tax additions and deductions relate primarily to non-deductible expenses, which do not have to be taken into account as deferred taxes as a result of permanent differences, but which have reduced or increased the basis of taxation.

Effects from the readjustment of deferred taxes resulted primarily in connection with write-ups on inventories.

The primary effect of the write-up of deferred taxes is the reallocation of deferred tax assets to losses carried forward, which were previously not capitalised (corporation tax component). Effects from periodical losses on the other hand are shown under the item "Effects from losses".

The item "Effects from previous years and other aperiodical effects" includes both current taxes for years which have been incurred as a result of tax audits or a reassessment of the tax liability, as well as aperiodical effects and deferred taxes for prior years. The capitalisation of the corporate income tax claim is also included as an aperiodic effect in this item.

The Group tax ratio is the quotient of the stated income taxes (current and deferred taxes) and pre-tax profit. It has been influenced by the capitalisation of losses carried forward and the related income effect of deferred tax assets as well as the income of capitalised corporate income tax claims.

The deferred tax liabilities or deferred tax assets relate to the following items:

Deferred tax liabilities/assets

in € million	2007	2006
Loans and advances to other banks/customers (including loan loss allowances)	−2	10
Financial Investments	244	102
Intangible assets/ Property, plant and equipment	52	–
Other assets/liabilities	1,532	1,532
Liabilities to other banks/to customers	344	465
Others	71	1
Deferred tax liabilities	**2,241**	**2,110**
Loans and advances to other banks/customers (including provisions for losses on loans and advances)	329	484
Financial Investments	139	24
Provisions	27	21
Other assets/liabilities	2,510	2,701
Losses carried forward	256	201
Others	6	7
Deferred tax assets	**3,267**	**3,438**

For the domestic companies, the deferred taxes are calculated using the pending uniform rate of corporation tax of 15 % plus the 5.5 % solidarity surcharge payable on this and the locally applicable collection rate for municipal trade tax (the current basic rate is 3.5 %). Following the reform of corporate taxation this results (without deductibility of the municipal trade tax in the determination of the corporate tax) in an overall assessment rate for deferred taxes of 32.98 % for Hypo Real Estate Holding AG.

On the reporting date, there are non-utilised losses carried forward totalling € 859 million (2006: € 955 million). Deferred tax assets have been stated as € 802 million (2006: € 500 million) because the criteria for recognition in accordance with IAS 12.34 et seq. were satisfied. The losses carried forward can be utilised for an unlimited period of time.

A figure of € 125 million for deferred and actual taxes has been netted with the AfS reserve and € −253 million has been netted with the cash flow hedge reserve. The remaining equity was charged with € 81 million in connection with the acquisition of DEPFA.

40 Net gains/net losses

The income statement contains the following income statement-related net gains/net losses according to IFRS 7.20a:

Net gains/net losses

in € million	2007	2006
Loans and receivables	336	24
Held to maturity	18	27
Available for sale	−218	50
Held for trading[1]	−128	43
designated at Fair Value through P&L	−16	6
Financial liabilities at amortised cost	69	—

[1] including the income in the amount of € 96 million from the embedded derivative comprised in the mandatory convertible bond shown in balance of other income/expenses (2006: € 0 million)

41 Earnings per share

In accordance with IAS 33 (Earnings per Share), earnings per share are calculated by dividing consolidated net income by the weighted average number of circulating shares. For the basic as well as diluted earnings, the number of circulating ordinary shares is increased by the potential shares which would as a maximum be issued by the actual conversion of the mandatory convertible bond issued in August 2007. The financing expenses connected with the mandatory convertible bond are added to consolidated net income.

Earnings per share

		2007	2006
Consolidated profit/loss	in € million	457	542
+ Financing expenses for the mandatory convertible bond, net of tax effects	in € million	8	—
Adjusted consolidated profit	in € million	465	542
Adjusted average number of issued ordinary shares	units	150,732,453	134,072,175
Potential shares to be issued upon conversion of the mandatory convertible bond	units	3,576,650	—
Adjusted weighted average total number of issued and potential ordinary shares	units	154,309,103	134,072,175
Basic earnings per share	in €	**3.01**	**4.04**
Diluted earnings per share	in €	**3.01**	**4.04**

Excluding (inclusive the tax effect resulting out of it) result from DEPFA since 2 October 2007, additional restructuring expenses for the DEPFA integration, refinancing expenses for the DEPFA acquisition, special effect from measurement of derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income and the profit from sale of performing real estate loans as well as the effects from capitalised losses carried forward, the effect from revaluation according to the Corporate Tax Reform Act and the income of capitalised corporate income tax claims earnings per share are as follows:

Earnings per share

		2007	2006
Consolidated profit/loss[1]	in € million	504	429
+ Financing expenses for the mandatory convertible bond, net of tax effects	in € million	8	—
Adjusted consolidated profit[1]	in € million	512	429
Adjusted average number of issued ordinary shares	units	150,732,453	134,072,175
Potential shares to be issued upon conversion of the mandatory convertible bond	units	3,576,650	—
Adjusted weighted average total number of issued and potential ordinary shares	units	154,309,103	134,072,175
Basic earnings per share[1]	in €	**3.32**	**3.20**
Diluted earnings per share[1]	in €	**3.32**	**3.20**

[1] Excluding (inclusive the tax effects resulting out of it, calculated with the overall Group tax rate of 25%) result from DEPFA since 2 October 2007, additional restructuring expenses for the DEPFA integration, refinancing expenses for the DEPFA acquisition, special effect from measurement of derivative embedded in mandatory convertible bond, the valuation result from CDO portfolio affecting income and the profit from sale of performing real estate loans as well as the effects from capitalised losses carried forward, the effect from revaluation according to the Corporate Tax Reform Act and the income of capitalised corporate income tax claims.

Notes to the balance sheet (Assets)

42 Cash reserve

Cash reserve

in € million	31.12.2007	31.12.2006
Cash in hand	—	—
Balances with central banks	10,654	648
Total	**10,654**	**648**

Cash in hand amounts to less than € 1 million as was the case last year.

43 Trading assets

Trading assets

in € million	31.12.2007	31.12.2006
Debt securities and other fixed-income securities	11,165	11,381
Money market securities	262	1,121
Bonds and notes	10,903	10,260
issued by public-sector borrowers	2,949	568
issued by other borrowers	7,954	9,692
thereof: listed	5,985	7,733
unlisted	5,180	3,648
Equity securities and other variable-yield securities	—	66
thereof: listed	—	—
unlisted	—	66
Positive fair values from derivative financial instruments	787	183
Equity-related transactions	—	63
Interest-based and foreign-currency-based transactions	240	70
Others	547	50
Other trading assets	2,398	—
Stand alone derivatives (bankbook)	6,202	168
Total	**20,552**	**11,798**

44 Loans and advances to other banks

Loans and advances to other banks, broken down by type of business

in € million	31.12.2007	31.12.2006
Loans and advances	38,675	11,495
Public sector loans	31,128	10,455
Real estate loans	1,280	187
Other loans and advances	6,267	853
Investments	13,300	6,515
Total	**51,975**	**18,010**

Loans and advances to other banks, broken down by maturities

in € million	31.12.2007	31.12.2006
Repayable on demand	2,519	2,688
With agreed maturities	49,456	15,322
up to 3 months	15,195	4,967
from 3 months to 1 year	6,034	2,196
from 1 year to 5 years	12,187	6,422
from 5 years and over	16,040	1,737
Total	**51,975**	**18,010**

45 Loans and advances to customers

Loans and advances to customers, broken down by type of business

in € million	31.12.2007	31.12.2006
Loans and advances	213,161	81,602
Public sector loans	142,698	16,470
Real estate loans	60,870	63,793
Other loans and advances	9,593	1,339
Investments	12	—
Total	**213,173**	**81,602**

Loans and advances to customers, broken down by maturities

in € million	31.12.2007	31.12.2006
Unspecified terms	6	714
With agreed maturities	213,167	80,888
up to 3 months	6,105	4,255
from 3 months to 1 year	12,004	7,229
from 1 year to 5 years	52,329	26,970
from 5 years and over	142,729	42,434
Total	**213,173**	**81,602**

Loans and advances to customers include dFVTPL assets of € 569 million. The dFVTPL receivables were acquired in the course of the take-over of DEPFA BANK plc. The maximum credit risk of these receivables is reduced by € 564 million through a related credit derivative. The credit spread of the loans and advances has changed since the take-over date resulting in loss of € 4 million on the loans. The related credit derivative has however, increased in value by € 4 million in this period.

46 Volume of lending

Volume of lending

in € million	31.12.2007	31.12.2006
Loans and advances to other banks	38,675	11,495
Loans and advances to customers	213,161	81,602
Contingent liabilities	4,379	1,731
Total	**256,215**	**94,828**

47 Allowances for losses on loans and advances

Development

in € million	Individual allowances	Portfolio-based allowances	Total
Balance at 1.1.2006	**673**	**216**	**889**
Changes affecting income	81	46	127
Gross additions	184	51	235
Releases	−73	−5	−78
Increase of the present value due to passage of time (unwinding)	−30	–	−30
Changes not affecting income	−26	−50	−76
Use of existing loan-loss allowances	−149	−23	−172
Effects of currency translations and other changes not affecting income	123	−27	96
Balance at 31.12.2006	**728**	**212**	**940**
Balance at 1.1.2007	**728**	**212**	**940**
Changes affecting income	9	−89	−80
Gross additions	171	16	187
Releases	−138	−105	−243
Increase of the present value due to passage of time (unwinding)	−24	–	−24
Changes not affecting income	−65	110	45
Use of existing loan-loss allowances	−184	–	−184
Effects of currency translations and other changes not affecting income	119	110	229
Balance at 31.12.2007	**672**	**233**	**905**

The carrying amount of loans and advances that are neither impaired nor past due amounts to € 254 billion (2006: € 97 billion).

The carrying amount of assets that would otherwise be past due or impaired and whose terms have been renegotiated amounts to € 0 million (2006: € 0 million).

The carrying amount of the individually assessed impaired financial loans and advances amounts to € 0.7 billion (2006: € 1.0 billion). The fair value of collaterals for the impaired financial assets amounts to approximately € 0.8 billion (2006: € 1.1 billion). The collaterals mainly consist of lands charges.

With the exception of a model reserve created for the valuation of the CDO portfolio in the amount of € 90 million which is disclosed in the portfolio-based allowances the allowances for losses on loans and advances were exclusively created for the measurement category loans and receivables.

The determination of the portfolio-based provisions is based on a loss identification period of nine months. The adjustment of the parameter had an effect of € 105 million in the financial year 2007.

Breakdown

in € million	31.12.2007	31.12.2006
Individual allowances for losses on loans and advances to customers	672	728
Portfolio-based allowances	233	212
Total	**905**	**940**

Loan loss ratio

in € million	31.12.2007	31.12.2006
Loan losses	183	171
Use of existing loan-loss allowances	184	172
Use of allowances for contingent liabilities and others commitments	4	2
Recoveries from written off loans and advances	−5	−3
Total volume of lending	256,215	94,828
Loan loss ratio[1] in %	**0.07**	**0.18**

[1] Loan losses / total volume of lending

Ratio of allowances to total lendings

in € million	31.12.2007	31.12.2006
Total allowances	918	953
Allowances for losses on loans and advances	905	940
Allowances for contingent liabilities and other commitments	13	13
Total volume of lending	256,215	94,828
Provision ratio[1] in %	**0.36**	**1.00**

[1] Total allowances / total volume of lending

At 31 December 2007, the following amounts were noted by the group as being past due. However, no impairment provision was made against these amounts as the bank does not consider that there is any issue regarding their recoverability. Such timing issues in receipts of payments due occur frequently in the normal course of business and do not, by themselves impair the quality of the receivable. The total book value in relation to the amounts has also been disclosed to put the size of the amounts in question into context.

Loans and receivables: past due but not impaired (due amount)

in € million	31.12.2007	31.12.2006
up to 3 months	57	46
from 3 months to 6 months	16	2
from 6 months to 1 year	12	2
from 1 year and over	15	2
Total	**100**	**52**

Loans and receivables: past due but not impaired (total loan / investment)

in € million	31.12.2007	31.12.2006
up to 3 months	4,628	907
from 3 months to 6 months	2,881	43
from 6 months to 1 year	1,353	6
from 1 year and over	351	15
Total	**9,213**	**971**

At 31 December 2007, at Public Sector & Infrastructure Finance and Capital Markets & Assets Management on a notional of € 7.5 billion amounts of € 37 million were noted as being past due. However, no impairment provision was made against these amounts as the bank does not consider that there is any issue regarding their recoverability. Such timing issues in receipts of payments due occur frequently in the normal course of business and do not, by themselves impair the quality of the receivable.

The past due but not impaired assets in Commercial Real Estate in the amount of € 1.7 billion are allocated to the measurement category loans and receivables. The loans and receivables are mainly collateralised by land charges. The fair value of the collaterals amounts to € 1.9 billion (2006: € 1.4 billion).

48 Financial investments

Breakdown

in € million	31.12.2007	31.12.2006
HtM financial investments	–	7,924
Debt securities and other fixed-income securities	–	7,924
AfS financial investments	82,196	29,581
Shares in non-consolidated subsidiaries	58	60
Participating interests	132	127
Debt securities and other fixed-income securities	82,002	29,388
Equity securities and other variable-yield securities	4	6
dFVTPL financial investments	4,628	3,782
Debt securities and other fixed-income securities	4,628	3,782
LaR financial investments	1,915	–
Debt securities and other fixed-income securities	1,915	–
Companies valued using the equity method	86	–
Investment properties	26	–
Total	**88,851**	**41,287**

Financial investments, broken down by maturities

in € million	31.12.2007	31.12.2006
Unspecified terms	306	193
With agreed maturities	88,545	41,094
up to 3 months	2,197	873
from 3 months to 1 year	4,246	1,363
from 1 year to 5 years	18,151	12,021
from 5 years and over	63,951	26,837
Total	**88,851**	**41,287**

Securities listed on stock exchange

in € million		Debt securities and other fixed-income securities	Equity securities and other variable-yield securities	Total
listed	31.12.2007	66,511	1	66,512
	31.12.2006	31,913	–	31,913
unlisted	31.12.2007	22,034	3	22,037
	31.12.2006	3,430	–	3,430

Development of financial investments

in € million	HtM investments	Non-consolidated subsidiaries	Participating interests	AfS and LaR debt securities and other fixed-income securities	Equity securities and other variable-yield securities	dFVTPL investments	Companies valued using the equity method	Investment properties	2007 Total	2006 Total
Acquisition costs										
Balance at 1.1.	7,881	139	104	29,684	5	3,802	–	–	41,615	38,544
Changes in the group of consolidated companies	–	–68	–	43,301	1	–	91	27	43,354	–130
Changes from foreign currency translation	–34	–	–	–297	–	–	–	–	–331	–250
Additions	45	–	1	20,749	–	2,734	–	–	23,529	15,400
Reclassifications	–7,355	–	–	7,355	–	–	–	–	–	–
Disposals	–601	–	–1	–15,668	–3	–3,255	–	–	–19,528	–11,949
Balance at 31.12.	–64	71	104	85,124	3	3,281	91	27	88,637	41,615
Changes in valuation										
Balance at 1.1.	–	–	23	–157	–	–	–	–	–134	495
Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	–	–
Changes from foreign currency translation	–	–	–	–	–	–	–	–	–	2
Changes in value not affecting income	–	–	10	–488	–	–	–	–	–478	–309
Reclassifications	–	–	–	–	–	–	–	–	–	–
Disposals	–	–	–	46	–	–	–	–	46	–322
Balance at 31.12.	–	–	33	–599	–	–	–	–	–566	–134
Cumulative change arising from accounting using the equity method							–5		–5	–
Amortisation/depreciation and write-ups										
Balance at 1.1.	43	–79	–	–139	1	–20	–	–	–194	100
Changes in the group of consolidated companies	–	66	–	–17	–	2,149	–	–1	2,197	–
Changes from foreign currency translation	–	–	–	–619	–	–81	–	–	–700	–92
Impairments	–	–	–5	–47	–	–	–	–	–52	–126
Reversals of premiums/discounts	–	–	–	209	–	–	–	–	209	40
Write-ups	–	–	–	12	1	–	–	–	13	10
Reclassifications	12	–	–	–15	–	–	–	–	–3	–
Disposals	9	–	–	8	–1	–	–	–	16	–14
Changes in fair value	–	–	–	–	–	–701	–	–	–701	–112
Balance at 31.12.	64	–13	–5	–608	1	1,347	–	–1	785	–194
Carrying amounts										
Balance at 31.12.	–	58	132	83,917	4	4,628	86	26	88,851	41,287

As of 31 December 2007 82 % of AfS, LaR and dFVTPL financial assets were valued on the basis of stock market prices and other market prices. 10 % of these financial investments were valued with valuation models that base on observable market parameters and 8 % on the basis of a model which partly use non market observable parameters like expected maturity and cash flow assumptions.

The Hypo Real Estate Group cannot determine reliably a fair value only for some shares in companies for which there is no market value available and which are not fully consolidated, or are consolidated on a pro-rata basis or are accounted for using the equity method due to considerations of materiality. These AfS financial investments are stated with amortised purchase costs. The carrying amount of these financial investments amounted to € 41 million as of 31 December 2007 (2006: € 64 million). In financial year 2007, financial investments, for which it is not possible for the fair value to be reliably established, were sold for € 1 million (2006: € 2 million). This resulted in no profit or loss (2006: € 1 million).

Apart from a stake totalling 34.72 % in Quadra Realty Trust, Inc., New York, acquired in February 2007 there are no major shares held in joint ventures or associated companies; accordingly, no companies are consolidated proportionally or accounted for using the equity method. Based on the New York Stock Exchange's share price the investment had a fair value of € 49 million as of 31 December 2007. Quadra Realty Trust, Inc., New York, is a company founded in February 2007. As Quadra Realty Trust, Inc., is a company listed on the New York Stock Exchange summarised financial information according to IAS 28.37 (i) as of 31 December 2007 may not be published in the annual report of Hypo Real Estate Group. It had total assets of USD 694 million and total liabilities of USD 330 million as of 30 September 2007. Its total revenues amounted to USD 20 million and its net income to USD 4 million.

In the past, the Hypo Real Estate Group has used the held-to-maturity (HtM) category for measuring financial assets. HtM investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. Because of the changed intention of the Hypo Real Estate Group of necessarily holding the financial investments to maturity the entire portfolio of HtM financial investments of € 7,347 million was reclassified as of 1 July 2007 in accordance with IAS 39.51 into the category available-for-sale (AfS).

Breakdown of debt securities and other fixed-income securities

in € million	31.12.2007	31.12.2006
Money market papers	252	–
Bonds and debt securities	88,293	41,094
by public issuers	57,470	15,382
by other issuers	30,823	25,712
Total	**88,545**	**41,094**

AfS financial investments: past due but not impaired (due amount)

in € million	31.12.2007	31.12.2006
up to 3 months	4	–
from 3 months to 6 months	1	–
from 6 months to 1 year	2	–
from 1 year and over	1	–
Total	**8**	–

AfS financial investments: past due but not impaired (total loan/investment)

in € million	31.12.2007	31.12.2006
up to 3 months	2,557	–
from 3 months to 6 months	25	–
from 6 months to 1 year	483	–
from 1 year and over	1,625	–
Total	**4,690**	–

The carrying amount of the AfS financial investments that are neither past due nor impaired comes to € 82.2 billion (2006: € 41.3 billion). The carrying amount of the impaired AfS financial investments amounts to € 1.6 billion (2006: € 0 billion). The impairments mainly relate to structured products. The past due but not impaired and the impaired AfS financial investments are not collateralised.

49 Property, plant and equipment

Breakdown

in € million	31.12.2007	31.12.2006
Land and buildings used for operational purposes and buildings under construction	32	32
Plant and operating equipment	36	14
Total	**68**	**46**

Development of property, plant and equipment

in € million	2007			2006
	Land and buildings used for operational purposes and buildings under construction	Plant and operating equipment	**Total**	Total
Acquisition/production costs				
Balance at 1.1.	33	37	70	42
Changes in the group of consolidated companies	28	52	80	28
Changes from foreign currency translation	−1	−1	−2	–
Additions	3	5	8	11
Disposals	−29	−8	−37	−11
Balance at 31.12.	34	85	119	70
Amortisation/depreciation and write-ups				
Balance at 1.1.	1	23	24	28
Changes in the group of consolidated companies	1	24	25	–
Changes from foreign currency translation	–	–	–	–
Scheduled amortisation/depreciation	1	7	8	6
Unscheduled amortisation/depreciation	–	–	–	–
Write-ups	–	–	–	–
Reclassifications	–	−1	−1	–
Disposals	−1	−4	−5	−10
Balance at 31.12.	2	49	51	24
Carrying amounts				
Balance at 31.12.	32	36	68	46

There are no contractual obligations for purchasing property, plant and equipment.

The fair value of the land and building utilised for business purposes corresponds to the value which would have been recognised if they had been valued using the purchase cost model. Accordingly, the revaluation reserve as of 31 December 2007 is € 0 million as was the case for the previous year.

50 Intangible assets

Breakdown

in € million	31.12.2007	31.12.2006
Goodwill	2,233	20
Software acquired	53	38
Customer relationships	174	–
Brand names	80	–
Other intangible assets	9	8
Advance payments	6	3
Total	**2,555**	**69**

Development of intangible assets

in € million	Goodwill	Software acquired	Customer relationships	Brand names	Other intangible assets	Advance payments	Total 2007	Total 2006
Acquisition/production costs								
Balance at 1.1.	20	69	–	–	11	3	103	56
Changes in the group of consolidated companies	2,213	33	177	80	1	–	2,504	29
Changes from foreign currency translation	–	–	–	–	–	–	–	–
Additions	–	10	–	–	–	5	15	25
Reclassifications	–	3	–	–	2	−2	3	–
Disposals	–	−1	–	–	–	–	−1	−7
Balance at 31.12.	2,233	114	177	80	14	6	2,624	103
Amortisation/depreciation and write-ups								
Balance at 1.1.	–	31	–	–	3	–	34	28
Changes in the group of consolidated companies	–	10	–	–	–	–	10	1
Changes from foreign currency translation	–	–	–	–	–	–	–	–
Scheduled amortisation/ depreciation	–	15	3	–	2	–	20	10
Unscheduled amortisation/ depreciation	–	5	–	–	–	–	5	–
Write-ups	–	–	–	–	–	–	–	–
Reclassifications	–	1	–	–	–	–	1	–
Disposals	–	−1	–	–	–	–	−1	−5
Balance at 31.12.	–	61	3	–	5	–	69	34
Carrying amounts								
Balance at 31.12.	2,233	53	174	80	9	6	2,555	69

51 Other assets

Other assets

in € million	31.12.2007	31.12.2006
Positive fair values from derivative financial instruments	9,285	5,053
Hedging derivatives	9,234	5,003
Micro fair value hedge	3,694	213
Cash flow hedge	5,540	4,790
Derivatives hedging dFVTPL financial instruments	51	50
Salvage acquisitions	185	124
Other assets	334	264
Deferred charges and prepaid expenses	10	16
Capitalised excess cover of qualified insurance for pension provisions	56	57
Total	**9,870**	**5,514**

The increase of salvage acquisitions results from the initial consolidation of IMMO Immobilien Management GmbH & Co. KG, Munich, and Ragnarök Vermögensverwaltung AG & Co. KG, Munich. No new salvage acquisitions were obtained in the years 2007 and 2006.

52 Income tax assets

Income tax assets

in € million	31.12.2007	31.12.2006
Current tax assets	114	121
Deferred tax assets	3,267	3,438
Total	**3,381**	**3,559**

The "Income tax assets" item contains both reimbursement claims from actual taxes as well as a considerable element of deferred tax claims. This are attributable to capitalised temporary tax claims in connection with tax losses carried forward as well as other temporary tax claims. A considerable proportion of deferred tax assets were credited pursuant to IAS 12.61 of AfS and cash flow hedge reserve, because the underlying assets were also posted under these items. The actual tax claims also include the capitalised claim for payment of the corporate income tax credit.

53 Subordinated assets

The following balance sheet items contain subordinated assets:

Subordinated assets

in € million	31.12.2007	31.12.2006
Loans and advances to customers	61	13
Financial investments	47	49
Total	**108**	**62**

54 Repurchase agreements

As a pledgor of genuine repurchase agreements, the Hypo Real Estate Group has pledged assets with a book value of € 73 billion (2006: € 14 billion). The securities are not derecognised. The considerations which have been received amount to € 67 billion (2006: € 15 billion) and are recognised under liabilities and thereof mainly come under liabilities to other banks. Assets in repurchase agreements are the only transferable assets the acquirer can sell or repledge in the absence of default according to IAS 39.37 a.

55 Securitisation

It is Hypo Real Estate Group's credit risk strategy to reduce its credit risk exposure either by selling asset pools or transferring credit risk synthetically. Furthermore Hypo Real Estate Group may issue directly credit linked notes (CLN) to reduce its credit exposure. Synthetic transfer of credit risk is executed in two forms while usually it is a combination of both forms:

- cash funded transactions, where Hypo Real Estate Group is entering into a credit default swap (CDS) (protection buyer) which is collateralized, and
- unfunded transactions, where Hypo Real Estate Group is entering into a CDS which is not collateralized.

The direct issuance of CLNs is for risk purposes identical to a cash funded synthetical transfer. Synthetic transactions and the issuance of CLNs do not qualify for derecognition of the underlying assets. As of year end the risks of assets amounting to € 8,489 million (previous year € 4,886 million) were transferred by those transactions.

In 2007 there were two true sale transactions which resulted in the derecognition of the entire assets. One pool of securities was sold to a special purpose entity (SPE) which acquired simultaneously another asset pool from a third party. Hypo Real Estate Group acquired from that SPE a portion of the equity and the mezzanine tranche amounting to US Dollar 24 million in total. As the assets of the SPE are commingled Hypo Real Estate Group has no continuing involvement in its securities sold. The investment in that SPE was completely impaired in 2007. The second transaction was a non-recourse sale of nonstrategic retail loans.

Notes to the balance sheet (Equity and liabilities)

56 Liabilities to other banks

Liabilities to other banks by maturities

in € million	31.12.2007	31.12.2006
Repayable on demand	1,046	193
With agreed maturities	110,195	24,416
up to 3 months	75,219	14,982
from 3 months to 1 year	28,376	6,291
from 1 year to 5 years	5,019	2,153
from 5 years and over	1,581	990
Total	**111,241**	**24,609**

57 Liabilities to customers

Liabilities to customers by maturities

in € million	31.12.2007	31.12.2006
Repayable on demand	1,916	284
With agreed maturities	25,190	11,941
up to 3 months	7,856	595
from 3 months to 1 year	3,679	1,467
from 1 year to 5 years	5,170	3,400
from 5 years and over	8,485	6,479
Total	**27,106**	**12,225**

58 Liabilities evidenced by certificates

Liabilities evidenced by certificates, broken down by type of business

in € million	31.12.2007	31.12.2006
Debt securities in issue	190,853	81,450
Mortgage bonds	12,840	15,006
Public sector bonds	107,412	35,667
Other debt securities	40,242	28,871
Money market securities	30,359	1,906
Registered notes in issue	27,227	21,061
Mortgage bonds	10,120	11,998
Public sector bonds	16,030	8,918
Other debt securities	1,077	145
Total	**218,080**	**102,511**

Liabilities evidenced by certificates, broken down by maturities

in € million	31.12.2007	31.12.2006
With agreed maturities		
up to 3 months	41,556	12,239
from 3 months to 1 year	31,413	14,740
from 1 year to 5 years	79,568	45,766
from 5 years and over	65,543	29,766
Total	**218,080**	**102,511**

59 Trading liabilities

Trading liabilities

in € million	31.12.2007	31.12.2006
Negative fair values from derivative financial instruments	862	211
Equity-related transactions	–	58
Interest-based and foreign-currency-based transactions	361	106
Credit-related transactions	444	46
Others	57	1
Other trading liabilities	7,551	5,534
Stand alone derivatives (bankbook)	6,422	134
Total	**14,835**	**5,879**

60 Provisions

Breakdown

in € million	31.12.2007	31.12.2006
Provisions for pensions and similar obligations	65	–
Restructuring provisions	33	20
Provisions for contingent liabilities and other commitments	13	13
Other provisions	33	22
thereof: Long-term liabilities to employees	6	7
Total	**144**	**55**

Provisions for pensions and similar obligations include in-house employer's pension direct commitments for company pensions payable to executive bodies and employees of the Hypo Real Estate Group.

For the vast majority of German employees of Hypo Real Estate Holding AG, Hypo Real Estate Bank International AG, Hypo Real Estate Bank AG and DEPFA Deutsche Pfandbriefbank AG there are both existing defined benefit plans as well as defined contribution plans. In the defined contribution plans, Group companies make payments for commitments by industry-wide organisations, for instance in Germany the BVV and HVB benefit funds.

In the case of defined benefit plans, the employees receive a direct commitment from their respective company. Pension provisions are created for this purpose. Because the pension obligations are funded by plan assets in the form of a qualified insurance policy, the pension provisions in the IFRS consolidated financial statements are netted with the fair value of the plan assets. The pension plans have been closed. For the German employees of DEPFA Deutsche Pfandbriefbank AG the pension commitments are not covered by directly designated plan assets.

The non-German Group entities only have defined contribution plans. For almost all international entities, a defined percentage of fixed salary is paid into externally-managed pension fund for employees as a part of defined contribution pension scheme.

Expenses in respect of contribution-based plans amounted to € 5 million, compared with € 5 million in the previous year. In addition, contributions of € 5 million were also paid for statutory pension insurance schemes in Germany in 2007 (2006: € 5 million).

Discount rates and valuation parameters

in %	31.12.2007/ 1.1.2008	31.12.2006/ 1.1.2007
Discount rate	5.30	4.25
Expected return from plan assets	5.30	4.25
Rate of increase in pension obligations	2.00	1.75
Rate of increase in future compensation and vested rights	2.5	2.5
Rate of increase over career	0–1.5	0–1.5

As of 1 January 2005, the Hypo Real Estate Group took out an insurance policy which is classified as a "qualified insurance policy" under IAS 19 to protect itself against the primary risks arising from the defined-benefit pension commitments. The expected return of the plan assets has been calculated by employing the long-term risk-free interest rate in accordance with the investment strategy of the plan assets. The plan assets do not cover the obligations for companies which were initially consolidated as part of the take-over of DEPFA BANK plc and the new pension commitments after 1 January 2005.

The qualified insurance policy is a plan asset in accordance with IAS 19. In accordance with IAS 19.54, the pension provisions have to be reduced by the extent of the plan assets. Accordingly, the funding is as follows:

Funding status

in € million	31.12.2007	31.12.2006
Present value of unfunded pension obligations	65	–
Present value of funded pension obligations	168	190
Fair value of plan assets	–223	–222
Outstanding actuarial loss	–	–23
Outstanding past service cost	–1	–2
Capitalised excess cover of plan assets	56	57
Pensions provisions recognised	**65**	**–**

The 10 % corridor of the higher amount originating from the present value of the pension obligations and the fair value of plan assets was not exceeded as of 31 December 2007. As of 31 December 2006, the corridor was exceeded by € 1 million. In accordance with IAS 19.93, the sum of the actuarial losses exceeding the corridor of 10 % was spread over the average remaining service life of active employees in the 2007 financial year. This resulted in a charge of less than € 1 million, which was shown under general administrative expenses. Movements in pension obligations are shown below:

Development of pension obligations

in € million	2007	2006
Balance at 1.1.	**190**	**187**
Changes in the group of consolidated companies	63	–
Pension expenses	11	12
Outstanding actuarial loss	–23	–2
Payments to beneficiaries	–8	–7
Balance at 31.12.	**233**	**190**

The experience-based adjustments of plan liabilities amount to 1 % of the corresponding present value of pension obligations as of 31 December 2007.

Pension expenses are broken down as follows:

Breakdown of pension expenses

in € million	2007	2006
Present value of pension claims vested	2	2
Interest expense	9	8
Past service cost	4	1
Actuarial losses recognised as expense	–	1
Total	**15**	**12**

Plan assets consist exclusively of the qualified insurance policy. The plan assets accordingly do not contain any own financial instruments or any owner-operated property, plant and equipment which is used. Developments in plan assets are as follows:

Development of plan assets

in € million	2007	2006
Balance at 1.1.	**222**	**219**
Repayment from plan assets	–1	–
Actual return from plan assets	9	11
Expected return from plan assets	9	9
Outstanding actuarial profit	–	2
Payments to beneficiaries	–7	–7
Transfer to non-consolidated subsidiaries	–	–1
Balance at 31.12.	**223**	**222**

Financial Statements

Development of restructuring and other provisions

in € million	Provisions for pensions and similar obligations	Restructuring provisions	Provisions for contingent liabilities and other commitments	Other provisions	Total
Balance at 1.1.2007	**—**	**20**	**13**	**22**	**55**
Changes in the group of consolidated companies	63	—	5	14	82
Additions	3	27	—	2	32
Reversals	—	−9	−1	−3	−13
Amounts used	−1	−5	−4	−2	−12
Balance at 31.12.2007	**65**	**33**	**13**	**33**	**144**

After the take-over of DEPFA BANK plc, and the relocation of the registered office of Hypo Real Estate Bank International AG from Stuttgart to Munich the integration of the group into Hypo Real Estate Group has been started rapidly. First steps like the transfer of subsidiaries were already started in the year 2007, and further steps will follow in the year 2008. A concentration of business activities to the core business of the new group and a strategic focusing lead to staff adjustments. In the fourth quarter 2007 a restructuring provision amounting to € 27 million was created for these obligations relating to the restructuring and which will probably be utilised primarily in the year 2008.

In 2006, in the course of tightening the group structure and the combination of portfolios the underlying processes were analysed more precisely. The needed resources could be specified more accurately and the expenses to implement the optimisation of resources cold be estimated reliably. This has resulted in capacity adjustments, involving the creation of a restructuring provision of € 17 million in 2006. The parts of the provision which have not been used will probably be utilised in the years 2008 and 2009.

The provisions for contingent liabilities and other commitments mainly comprise provisions for guarantee risks, letters of credit, irrevocable credit commitments and litigation risks in lending business.

The other provisions comprise mainly provisions in connection with town planning agreements (€ 9 million as in 2006), provisions for long-term obligations with regard to employees (€ 7 million as in 2006) and provisions for retention obligations (€ 2 million as in 2006).

61 Other liabilities

Other liabilities

in € million	31.12.2007	31.12.2006
Negative fair values from derivative financial instruments	14,073	7,855
Hedging derivatives	14,021	7,733
Micro fair value hedge	6,996	504
Cash flow hedge	7,025	7,229
Derivatives hedging dFVTPL financial instruments	52	122
Other liabilities	619	446
Deferred income	30	116
Total	**14,722**	**8,417**

Other liabilities mainly include liabilities from the offsetting of results and also accruals pursuant to IAS 37. Accrued liabilities in particular include trade accounts payable in respect of invoices still outstanding, short-term liabilities to employees and other accruals in respect of commission, interest, operating expenses, etc.

62 Income tax liabilities

Income tax liabilities

in € million	31.12.2007	31.12.2006
Current tax liabilities	116	80
Deferred tax liabilities	2,241	2,110
Total	**2,357**	**2,190**

Income tax liabilities include both provisions and liabilities from current taxes as well as deferred tax liabilities. A significant proportion of deferred tax liabilities were netted against AfS or cash flow hedge reserves.

63 Subordinated capital

Breakdown

in € million	31.12.2007	31.12.2006
Subordinated liabilities	2,127	1,703
Participating certificates outstanding	1,511	559
Hybrid capital instruments	1,977	—
Total	**5,615**	**2,262**

With all subordinated liabilities, there can be no early repayment obligation on the part of the issuer. In the event of bankruptcy or liquidation, such liabilities may only be repaid after all non-subordinate creditors have been satisfied.

Subordinated capital, broken down by maturities

in € million	31.12.2007	31.12.2006
With agreed maturities		
up to 3 months	77	21
from 3 months to 1 year	857	39
from 1 year to 5 years	1,430	883
from 5 years and over	3,251	1,319
Total	**5,615**	**2,262**

In accordance with bank regulatory requirements based on the provisions of section 10 (5) and (5a) of the German Banking Act (Kreditwesengesetz – KWG) and also in accordance with the recommendations on equity used by the Basel Committee on Banking Supervision in July 1988, the subordinated capital was shown as core capital, supplementary capital or Tier III capital.

Participating certificates outstanding Issued participatory capital mainly comprises the following issues:

Participating certificates outstanding

Issuer	Year of issue	Type	Nominal amount in € million	Interest rate in %	Maturity
DEPFA Deutsche Pfandbriefbank AG	1986	Bearer participation certificate	102	7.50	
Hypo Real Estate Bank AG	1993	Bearer participation certificate	38	7.00	
DEPFA Deutsche Pfandbriefbank AG	1994	Bearer participation certificate	256	6.50	
DEPFA Deutsche Pfandbriefbank AG	1996	Bearer participation certificate	383	7.65	
Hypo Real Estate Holding AG	1997	Bearer participation certificate	102	6.75	2007
Hypo Real Estate Bank International AG	1997	Bearer participation certificate	102	6.75	2008
Hypo Real Estate Bank AG	1998	Bearer participation certificate	38	variable interest rate	2009
Hypo Real Estate Bank AG	1999	Bearer participation certificate	70	7.00	2009
DEPFA Deutsche Pfandbriefbank AG	2000	Registered participation certificate	25	7.82	2014
DEPFA Deutsche Pfandbriefbank AG	2000	Registered participation certificate	25	7.54	2009
DEPFA Deutsche Pfandbriefbank AG	2000	Registered participation certificate	52	7.75	2014
Hypo Real Estate Bank International AG	2001	Bearer participation certificate	50	7.00	2012
Hypo Real Estate Bank International AG	2002	Bearer participation certificate	50	7.00	2013

The interest entitlement is reduced to the extent that a pay-out would result in the respective issuer recording an annual net loss or consolidated net loss for the year. Holders of participating certificates outstanding participate in any net loss or consolidated net loss for the year recorded by an issuer through a reduction in their repayment entitlements; this is based on the ratio between the repayment entitlements and the subscribed capital as shown in the balance sheet plus retained earnings and additional paid-in capital as well as participatory capital.

Net income for subsequent years must be increased to bring repayment entitlements back up to their nominal value. The participating certificates outstanding certify subordinated creditor rights; they do not guarantee any share in liquidation proceeds.

Hybrid capital instruments Hybrid capital instruments in particular include issues in the form of preferred shares placed by specifically established special purpose entities. These instruments differ from conventional supplementary capital in that they are subject to more stringent conditions in terms of maturity. In addition, hybrid capital instruments are not repaid until after supplementary capital (subordinated liabilities and participating certificates outstanding) in the event of bankruptcy. In contrast to traditional components of core capital, the claim to a share of profit, which depends on the existence of profit, takes the form of a fixed or variable interest payment in the case of hybrid capital instruments. Moreover, hybrid capital can be issued both with unlimited maturity and repayable in the long term.

Mandatory convertible bond Continuing to bolster its capital base, Hypo Real Estate Holding AG has as of 20th August 2007, used a special purpose entity to place a subordinated mandatory convertible bond in the volume of € 450 million. The bond will mature on 20 August 2008. The issuer makes coupon payments, subject to particular restrictions. During the term, creditors as well as issuers can convert these bonds over a fixed period. Bonds, not converted until key date before date of maturity will be converted in shares at day of maturity.

64 Equity

On 31 December 2007, the subscribed capital of Hypo Real Estate Holding AG of € 603 million was divided into:

Subscribed capital

number (face amount: € 3)	31.12.2007	31.12.2006
Shares of common bearer stock	201,108,262	134,072,175
Shares of registered non-voting preferred stock	–	–
Total	**201,108,262**	**134,072,175**

Authorised capital

Year authorised	Available until	Original amount in € million	Balance at 31.12.2007 in € million
2004	3.6.2009	201	–

Conditional capital

Year authorised	Available until	Original amount in € million	Balance at 31.12.2007 in € million
2004	–	40	40

Retained earnings

in € million	31.12.2007	31.12.2006
Legal reserve	–	–
Other retained earnings	943	641
Total	**943**	**641**

Subscribed capital equals the maximum liability of the shareholder for the liabilities of the corporation to its creditors. Additional paid-in capital includes premiums from the issue of shares. It is only permissible to designate amounts to retained earnings where these are created from net income in the current or previous financial years. This includes legal reserves to be created from net income and other retained earnings. The revaluation reserve comprises the AfS reserve and the cash flow hedge reserve.

For the purpose of calculating return on equity, AfS reserve and cash flow hedge reserve are not taken into consideration.

65 Own shares and Incentive Compensation Programme

DEPFA BANK plc established an Incentive Compensation Programme (the "Scheme") under which its Compensation Committee was entitled to award restricted shares to employees and directors of DEPFA. In conjunction with the formation of the Scheme, DEPFA established a Trust that was used to purchase shares of DEPFA BANK plc with funds provided by DEPFA. Shares purchased were held for the benefit of employees until the satisfaction of the associated vesting requirements. The rules of scheme were that the shares become vested in the specified employee or director over a specified period or upon change of control of DEPFA.

As a result of the acquisition of DEPFA by the Hypo Real Estate Holding AG on 2 October 2007 and the change of control of DEPFA BANK plc, all shares awarded to employees of DEPFA were transferred to them. However there were 1,115,971 DEPFA shares held in the Trust which were not allocated under share awards to DEPFA employees. Upon the change of control, the Trust received € 6.80 and 0.189 shares in Hypo Real Estate Holding AG for each of the DEPFA shares held by the Trust. As a result, the Trust acquired 211,896 shares in Hypo Real Estate Holding AG. Of these shares, 181,820 were awarded to employees of the Group. These shares will become fully vested in February 2009.

These shares are held by the Trust until the specified vesting conditions are satisfied. The restricted shares carry no voting rights, but do carry entitlements to receive dividends as and when declared. Restricted shares are awarded for no consideration, and are subject only to continued employment over the vesting period.

Details of the Hypo Real Estate Holding AG share awards made are as follows:

Award date	No of shares awarded	Weighted average grant date fair value in € million
2 October 2007	181,820	8
Total	**181,820**	**8**

The total compensation cost recognised to date amounts to:

Year ended	Compensation cost recognised in € million
2007	1
Total	**1**

It is planned to award the shares held by the trust, which have not been awarded, in the year 2008.

No treasury shares were traded in the years 2007 and 2006.

66 Foreign-currency assets and liabilities

Foreign-currency assets and liabilities

in € million	31.12.2007	31.12.2006
Foreign-currency assets	123,600	41,763
thereof		
USD	64,050	19,098
JPY	13,446	2,185
CHF	3,070	2,637
SEK	3,247	3,802
HKD	119	537
GBP	24,987	11,257
Others	14,681	2,247
Foreign-currency liabilities (excluding equity)	122,992	39,054
thereof:		
USD	64,170	18,730
JPY	13,232	886
CHF	3,028	2,825
SEK	3,139	3,520
HKD	130	132
GBP	24,777	10,789
Others	14,516	2,172

67 Trust business

The following tables show the volume of fiduciary business not shown in the consolidated balance sheet.

Trust assets

in € million	31.12.2007	31.12.2006
Loans and advances to customers	39	133
Other assets	45	–
Remaining trust receivables	–	–
Total	**84**	**133**

Trust liabilities

in € million	31.12.2007	31.12.2006
Deposits from other banks	32	58
Amounts owed to other depositors	52	75
Total	**84**	**133**

Notes to the cash flow statement

68 Notes to the items in the cash flow statement/ Undiscounted cash flows of financial liabilities

The cash flow statement shows the cash flows of the financial year broken down into cash flows attributable to operating activities, investing activities and financing activities. Cash and cash equivalents correspond to the balance sheet item "cash reserve", and include cash in hand and credit balances at central banks.

Operating activities are defined broadly, and correspond to operating result. Cash flow from operating activities includes payments (inflows and outflows) attributable to loans and advances to other banks and customers as well as trading assets and other assets. Inflows and outflows attributable to liabilities to other banks and customers, liabilities evidenced by certificates and other liabilities are also included under operating activities. The interest and dividend payments resulting from operating activities are shown under cash flow from operating activities.

Cash flow from investing activities comprises payments for investment and security holdings as well as for property, plant and equipment.

Cash flow from financing activities comprises inflows and outflows for subordinated capital as well as dividends paid out.

In 2007, DEPFA BANK plc was purchased for a purchase price of € 5.2 billion, which resulted in an outflow of cash and cash equivalents totalling € 2.4 billion. At the date of initial consolidation DEPFA BANK plc and its consolidated subsidiaries had cash in hand and balances with central banks totalling € 2.0 billion. No subsidiaries or other business units were sold.

The outflow of cash and cash equivalents from taxes on income amounted to € 156 million in 2007 (2006: € 112 million).

The contractual undiscounted cash flows of the financial liabilities according to IFRS 7.39 are split up into the following remaining maturities: up to 3 months: € 143 billion, from 3 months to 1 year: € 70 billion, from 1 year to 5 years: € 128 billion and from 5 years and over: € 122 billion.

Notes to the financial instruments

69 Derivative transaction

The following tables present the respective nominal amounts and fair values of OTC derivatives and derivatives traded on a stock exchange.

In order to minimise (reduce) both the economic and the regulatory credit risk arising from these instruments, master agreements (bilateral netting agreements) have been concluded. By means of such netting agreements, the positive and negative fair values of the derivatives contracts included under the master agreement can be offset against one another, and the future regulatory risk add-ons for these products can be reduced. Through this netting process, the credit risk is limited to a single net claim on the party to the contract (close-out netting).

For both regulatory reports and the internal measurement and monitoring of the credit commitments, such risk-reducing techniques are utilised only if they are considered to be enforceable under the respective legal system in the event that the business associate become insolvent. Legal advice was taken in order to check enforceability.

Similar to the master agreements, the Hypo Real Estate Group concludes collateral agreements with its business associates to secure the net claim or liability remaining after netting (receiving or furnishing of security). As a rule, this collateral management reduces credit risk by means of prompt measurement and adjustment exposure to customers.

Volume of derivatives as of 31.12.2007

in € million	Nominal amount: Remaining maturities: less than 1 year	1 to 5 years	more than 5 years	Total	Fair value: positive	negative
Interest-based transactions						
OTC products	321,190	245,562	430,251	997,003	12,732	19,042
Forward rate agreements	459	–	–	459	–	–
Interest rate swaps	301,722	234,630	422,603	958,955	12,580	18,434
Interest rate options	16,966	8,281	6,249	31,496	134	594
Call options	7,217	2,892	1,499	11,608	134	–
Put options	9,749	5,389	4,750	19,888	–	594
Other interest rate contracts	2,043	2,651	1,399	6,093	18	14
Exchange-traded products	9,837	659	109	10,605	13	1
Interest futures	4,025	659	–	4,684	10	1
Interest rate options	5,812	–	109	5,921	3	–
Total	**331,027**	**246,221**	**430,360**	**1,007,608**	**12,745**	**19,043**
Foreign-currency-based transactions						
OTC products	51,563	9,866	12,652	74,081	2,896	1,621
Spot and forward currency transactions	39,982	172	147	40,301	488	302
Interest rate/currency swaps	11,581	9,694	12,505	33,780	2,408	1,319
Currency options	–	–	–	–	–	–
Other foreign currency contracts	–	–	–	–	–	–
Exchange-traded products	–	–	–	–	–	–
Total	**51,563**	**9,866**	**12,652**	**74,081**	**2,896**	**1,621**
Equity-/Index-based transactions						
OTC products	450	–	–	450	102	–
Equity/Index swaps	–	–	–	–	–	–
Equity/Index options	450	–	–	450	102	–
Call options	–	–	–	–	–	–
Put options	450	–	–	450	102	–
Other equity/index contracts	–	–	–	–	–	–
Exchange-traded products	–	–	–	–	–	–
Total	**450**	–	–	**450**	**102**	–
Other transactions						
OTC products	15,817	17,553	20,776	54,146	524	642
Credit derivatives	15,817	17,553	20,776	54,146	524	642
Other contracts	–	–	–	–	–	–
Exchange-traded products	1,365	195	41	1,601	7	51
Other futures	152	–	–	152	2	1
Other options	1,213	195	41	1,449	5	50
Total	**17,182**	**17,748**	**20,817**	**55,747**	**531**	**693**
Total	**400,222**	**273,835**	**463,829**	**1,137,886**	**16,274**	**21,357**

Volume of derivatives as of 31.12.2006	Nominal amount				Fair value	
	Remaining maturities					
in € million	less than 1 year	1 to 5 years	more than 5 years	Total	positive	negative
Interest-based transactions						
OTC products	105,941	167,153	149,154	422,248	4,297	7,530
Forward rate agreements	100	–	–	100	–	–
Interest rate swaps	95,035	156,249	144,004	395,288	4,177	6,371
Interest rate options	7,666	7,142	4,135	18,943	89	1,068
Call options	3,472	2,286	865	6,623	89	21
Put options	4,194	4,856	3,270	12,320	–	1,047
Other interest rate contracts	3,140	3,762	1,015	7,917	31	91
Exchange-traded products	1,195	395	–	1,590	–	–
Interest futures	1,195	395	–	1,590	–	–
Interest rate options	–	–	–	–	–	–
Total	**107,136**	**167,548**	**149,154**	**423,838**	**4,297**	**7,530**
Foreign-currency-based transactions						
OTC products	9,181	11,065	3,829	24,075	975	541
Spot and forward currency transactions	4,108	11	–	4,119	23	28
Interest rate/currency swaps	5,073	11,054	3,829	19,956	952	513
Currency options	–	–	–	–	–	–
Other foreign currency contracts	–	–	–	–	–	–
Exchange-traded products	–	–	–	–	–	–
Total	**9,181**	**11,065**	**3,829**	**24,075**	**975**	**541**
Equity-/Index-based transactions						
OTC products	10,644	14	–	10,658	63	59
Equity/Index swaps	10,644	14	–	10,658	63	59
Equity/Index options	–	–	–	–	–	–
Other equity/index derivatives	–	–	–	–	–	–
Exchange-traded products	–	–	–	–	–	–
Total	**10,644**	**14**	**–**	**10,658**	**63**	**59**
Other transactions						
OTC products	17,920	7,730	5,557	31,207	45	45
Credit derivatives	17,920	7,730	5,557	31,207	45	45
Other contracts	–	–	–	–	–	–
Exchange-traded products	–	–	–	–	–	–
Total	**17,920**	**7,730**	**5,557**	**31,207**	**45**	**45**
Total	**144,881**	**186,357**	**158,540**	**489,778**	**5,380**	**8,175**

Counterparties	31.12.2007		31.12.2006	
	Fair value		Fair value	
in € million	positive	negative	positive	negative
OECD central governments (and central banks)	198	73	1	3
OECD banks	13,641	17,412	5,329	7,893
OECD financial institutions	1,674	3,152	–	–
Non-OECD banks	3	5	–	–
Non-OECD financial institutions	–	1	–	–
Other companies and private individuals	758	714	50	279
Total	**16,274**	**21,357**	**5,380**	**8,175**

Fair values appear as sum of positive and negative amounts per contract, from which no pledged security has been deducted and no netting agreements have been taken into consideration. By definition, no positive fair values exist for put options.

70 Cash Flow Hedge Accounting

The cash flows of the hedged items shown in cash flow hedge accounting are expected to occur in the following periods:

Cash Flow Hedge:
Periods of hedged items
when cash flows are expected to occur

in € million	31.12.2007	31.12.2006
up to 1 month	4	18
from 1 month to 3 months	108	48
from 3 months to 1 year	408	90
from 1 year to 2 years	325	130
from 2 years to 5 years	1,061	698
from 5 years and over	2,104	393
Total	**4,010**	**1,377**

It is expected that the cash flows will affect the income statement in the period of occurrence.

The development of the cash flow hedge reserve is shown in the statement of changes in equity.

71 Assets assigned or pledged as security for own liabilities

The following assets were assigned or pledged as security:

Own liabilities

in € million	31.12.2007	31.12.2006
Liabilities to other banks	75,713	13,575
Liabilities to customers	5,509	2,171
Other liabilities	680	866
Total	**81,902**	**16,612**

The following assets were pledged as security for the above liabilities:

Assets pledged

in € million	31.12.2007	31.12.2006
Trading assets	6,567	—
Loans and advances to other banks	8,658	885
Loans and advances to customers	23,243	622
Financial investments	45,565	14,488
Total	**84,033**	**15,995**

The assets were mainly pledged in the context of repurchase agreements.

72 Collaterals permitted to resell or repledge

The fair value of collaterals that may be resold or repledged in the absence of default amounted to € 11.7 billion as of 31 December 2007 (2006: € 3.2 billion). Collaterals with a fair value of € 0 million (2006: € 0 million) were sold or repledged in the absence of default. Hypo Real Estate Group received the collaterals as part of repurchase agreements.

73 Fair values of financial instruments

The recognised fair values of financial instruments according to IFRS 7 correspond to the amounts at which, in the opinion of the Hypo Real Estate Group, an asset could be exchanged on the balance sheet date between willing, competent business partners or the amount at which a liability could be settled between such business partners.

The fair values were determined as of balance sheet date based on the market information available and using the Company's own methods of calculation.

The fair values of certain financial instruments reported at nominal values are almost identical to their carrying amounts. These include for example the cash reserve and receivables and liabilities without a specific maturity or interest tie-up. For other receivables and liabilities, the future expected cash flows are discounted to the present value using current interest rates.

Quoted market prices are applied for market securities and derivatives as well as for quoted debt instruments. The fair value of the original debt instruments for which no active market price is available is determined as the present value for future expected cash flows.

The fair value of interest and currency interest swap agreements and also interest rate futures are determined on the basis of discounted future expected cash flows. The market interest rates applicable for the remaining maturity of the financial instruments are used for the purpose of the calculation. The fair value of forward exchange transactions is determined on the basis of current forward rates. Options are valued using exchange rate quotations or recognised models for determining option prices. For simple European options, the current Black-Scholes models (currency and index instruments) or lognormal models (interest instruments) are used as the valuation models. In the case of more exotic instruments, the interest rates are simulated via term structure models with the current interest rate structure as well as caps or swaption volatilities as parameters relevant for valuation purposes.

Fair values of financial instruments

in € million	31.12.2007 Carrying amounts	31.12.2007 Fair value	31.12.2006 Carrying amounts	31.12.2006 Fair value
Assets	**394,058**	**393,966**	**157,919**	**160,884**
Cash reserve	10,654	10,654	648	648
Trading assets (HfT)	20,552	20,552	11,798	11,798
Loans and advances to other banks	51,975	51,515	18,010	18,142
Category LaR	51,975	51,515	18,010	18,142
Category dFVTPL	–	–	–	–
Loans and advances to customers[1]	212,268	212,739	80,662	82,694
Category LaR	211,699	212,170	80,662	82,694
Category dFVTPL	569	569	–	–
Financial investments[2]	88,739	88,636	41,287	42,088
Category HtM	–	–	7,924	8,725
Category AfS	82,196	82,196	29,581	29,581
Category dFVTPL	4,628	4,628	3,782	3,782
Category LaR	1,915	1,812	–	–
Other	–	–	–	–
Other assets	9,870	9,870	5,514	5,514
thereof:				
Hedging derivatives	9,234	9,234	5,003	5,003
Derivatives hedging dFVTPL financial instruments	51	51	50	50
Liabilities	**391,599**	**390,448**	**155,903**	**156,353**
Liabilities to other banks	111,241	111,234	24,609	24,576
Liabilities to customers	27,106	27,039	12,225	12,264
Liabilities evidenced by certificates	218,080	217,227	102,511	102,902
Trading liabilities (HfT)	14,835	14,835	5,879	5,879
Other liabilities	14,722	14,722	8,417	8,417
thereof:				
Hedging derivatives	14,021	14,021	7,733	7,733
Derivatives hedging dFVTPL financial instruments	52	52	122	122
Subordinated capital	5,615	5,391	2,262	2,315
Other items	**38,188**	**38,156**	**12,909**	**12,909**
Contingent liabilities	4,379	4,379	1,731	1,731
Irrevocable loan commitments	17,267	17,235	11,178	11,178
Liquidity facility	16,542	16,542	–	–

[1] Reduced by allowances for losses on loans and advances
[2] Excluding investment properties and companies valued using the equity method

The carrying amounts reflect the maximum exposure to credit risk of the assets and the the maximum amount the entity could have to pay of the other items according to IFRS 7. In total the assets are split up into loans and receivables with a carrying amount of € 265,589 million (2006: € 98,672 million), held-to-maturity of € 0 million (2006: € 7,924 million), available-for-sale assets € 82,196 million (2006: € 29,581 million), held-for-trading assets of € 20,552 million (2006: € 11,798 million), dFVTPL assets of € 5,197 million (2006: € 3,782 million), cash reserve of € 10,654 million (2006: € 648 million) and positive fair values from hedging derivatives of € 9,285 million (2006: € 5,053 million). The liabilities are split up into held-for-trading liabilities of € 14,835 million (2006: € 5,879 million), financial liabilities at amortised cost of € 362,460 million (2006: € 141,898 million) and negative fair values from hedging derivatives of € 14,073 million (2006: € 7,855 million).

74 Accruing of day one profits

Accruing of day one profits

in € million	2007	2006
Beginning balance of day one profits yet to be recognised in P&L	–	–
Changes in the group of consolidated companies	34	–
New recognised day one profits	11	–
Day one profits accrued to P&L	–3	–
Final balance of day one profits yet to be recognised in P&L	42	–

The day one profits to be accrued result from financial assets categorised as held for trading.

Financial Statements

75 Contingent liabilities and other commitments

Contingent liabilities and other commitments in € million	31.12.2007	31.12.2006
Contingent liabilities[1]	**4,379**	**1,731**
Guarantees and indemnity agreements	4,379	1,731
Loan guarantees	377	368
Performance guarantees and indemnities	1,279	1,314
Documentary credits	2,723	49
Other commitments	**35,507**	**11,216**
Irrevocable loan commitments	17,267	11,178
Book credits	1,191	1,054
Guarantees	181	192
Mortgage and public sector loans	15,895	9,932
Liquidity facility	16,542	—
Other commitments	1,698	38
Total	**39,886**	**12,947**

[1] In principle, the amount of contingent liabilities equates to the amount of contingent assets

The contingent liabilities from performance guarantees and indemnities include guarantee obligations of € 0.1 billion made by Hypo Real Estate Bank International vis-à-vis HVB AG; these were issued as part of the synthetic transfer of the "Western Europe" real estate financing portfolio. The other contingent liabilities and other liabilities do not contain any individual items of significant importance.

Hypo Real Estate Holding AG has issued the loss indemnity declaration for the deposit protection fund established by the Bundesverband deutscher Banken e.V., Berlin, as prescribed by the applicable articles of association.

The Hypo Real Estate Group is a lessor within the framework of operating lease agreements. Non-terminable operating lease agreements for land and buildings as well as for operating and business equipment existed as of 31 December 2007. The minimum obligations arising from non-terminable leasing arrangements will result in costs of € 15 million in 2008, € 50 million in the years 2009 to 2012 und € 63 million for 2013 and beyond.

For Hypo Real Estate Group irrevocable loan commitments and liquidity facilities form the largest part of other commitments. Irrevocable loan commitments comprise all commitments of a creditor which can grant a loan and advance at a later date and which can cause a credit risk. These are mainly credit commitments which are not fully drawn by the customer. Liquidity facilities are committed credit lines.

76 Key capital ratios (based on German Commercial Code)

The board manages capital on the basis of the recommendation on the equity issued by the Basel Committee for Banking Supervisions in July 1988. According to this recommendation, the core capital ratio (core capital/risk-weighted assets) may not fall below 4.0 %, and the equity capital ratio (equity capital/risk-weighted assets) may not be less than 8.0 %. At the same time, the own funds ratio calculation, based on the relationship between own funds and total risk-weighted assets plus 12.5 times the weighting amount for items subject to market risk positions (including option transactions), must be at least 8.0 %. Hypo Real Estate Group has complied with these requirements in the past.

The capital ratios are calculated on the basis of principle I figures adjusted by the Bank for Basel I purposes.

Own funds consist of core capital and supplementary capital (equity capital) plus Tier III capital and are as follows, according to approved annual financial statements as of 31 December 2007:

Own funds[1]

in € million	31.12.2007	31.12.2006
Core capital	7,060	4,632
Supplementary capital	2,937	2,017
Equity capital	**9,997**	**6,649**
Tier III capital	—	—
Total	**9,997**	**6,649**

[1] Consolidated pursuant to section 10a German Banking Act (KWG); as per approved annual financial statements and after profit distribution

No unrealised reserves in accordance with section 10 (2b) sentence 1 no. 6 and 7 KWG have been allocated to supplementary capital.

The risk-weighted assets and market risk positions were as follows:

Risk-weighted assets

in € billion	31.12.2007	31.12.2006
On-balance-sheet assets	87.5	61.1
Off-balance-sheet assets	13.2	5.1
Counterparty risks in the trading book	0.3	0.2
Total	**101.0**	**66.4**

Market risk positions

in € million	31.12.2007	31.12.2006
Currency risks	19	48
Interest rate risks	428	330
Risks from equity securities	6	8
Total	**453**	**386**

Calculated in accordance with the Basel recommendations on equity, the following ratios applied as of 31 December 2007 (based on approved annual financial statements):

Key capital ratios[1]

in %	31.12.2007	31.12.2006
Core capital ratio	7.0	7.0
Equity capital ratio	9.9	10.0
Own funds ratio (overall indicator)	9.4	9.3

[1] As per approved annual financial statements and after profit distribution

77 Letter of comfort

For the following companies, Hypo Real Estate Holding AG ensures that they are able to meet their contractual obligations (with the exception of political risk):

- Hypo Real Estate Bank International AG, Munich
- Hypo Real Estate Bank AG, Munich
- DEPFA Deutsche Pfandbriefbank AG, Eschborn

78 Group auditors' fees

Group auditors' fees

in € thousand	31.12.2007	31.12.2006
Audits	5,386	4,276
Other affirmation and assessment	570	73
Tax consultancy	908	254
Other services	4,226	1,021
Insgesamt	**11,090**	**5,624**

79 Relationship with related parties

Transactions with related companies and persons are conducted on an arms-length basis.

Related companies Assets to related parties

Assets to related parties

in € million	31.12.2007	31.12.2006
Loans and advances to customers	**316**	**505**
of non-consolidated subsidiaries	15	141
of companies in which a participating interest is held	55	55

In addition, the portfolio did not include assets to non-consolidated subsidiaries and other related companies.

Liabilities to related parties The portfolio did not include any liabilities to non-consolidated subsidiaries and other related companies.

Relation to defined contribution plans As was the case last year no loans and advances nor any liabilities existed with respect to defined contribution plans as of 31 December 2007.

Income and expenses recognised during the period in respect to related parties were not significant.

Related persons

Remuneration paid to persons with key function in the Group (Senior Management)[1]	2007			2006
in € thousand	Total fixed remuneration[2]	Profit-related components[3]	Total	Total
Total	12,317	14,530	26,847	19,837

[1] Members of the Management Board and executive vice presidents of the subsidiary (excluding Members of the Managment Board of Hypo Holdings) as well as managers of Hypo Real Estate Systems GmbH and the heads of department of Hypo Real Estate Holding AG
[2] Includes, within limits, general expenses for fringe benefits, which underly taxation and abroad also social security
[3] Profit-related remuneration for the year 2007, but partially paid 2008

The compensation for the members of the Management Board and the members of the Supervisory Board is shown (inclusive tables) in the compensation report.

In 2007, the members of the Supervisory Board of Hypo Real Estate Holding AG did not receive any compensation for personal services. On the reference date for the financial statements, there were no receivables in respect of members of the Supervisory Board.

The following table sets out shares and share derivatives of Hypo Real Estate Holding AG which have been purchased or sold by members of the Supervisory Board and Management Board of Hypo Real Estate Holding AG in accordance with the disclosure obligation pursuant to section 15a of the Securities Trading Act (Wertpapierhandelsgesetz – WpHG) (directors' dealings):

Directors' Dealings (§ 15a WpHG)

Name and function as member of the executive bodies	Type of transaction	Discription and ISIN/WKN of financial instrument	Date and place of transaction	Price in €	Number of items	Discription and ISIN/WKN of underlying financial instrument	Strike price in €	Price multiplier	Expiration date
Dr. Markus Fell Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	24.7.2007 Frankfurt Xetra	45.52	1,009	–	–	–	–
Dr. Markus Fell Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	24.7.2007 Frankfurt Xetra	45.55	1,119	–	–	–	–
Dr. Markus Fell Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	24.7.2007 Frankfurt Xetra	45.56	820	–	–	–	–
Dr. Markus Fell Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	24.7.2007 Frankfurt Xetra	45.58	1,291	–	–	–	–
Dr. Markus Fell Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	24.7.2007 Frankfurt Xetra	45.59	761	–	–	–	–
Thomas Glynn Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	24.7.2007 Frankfurt Xetra	46.19	2,000	–	–	–	–

Directors' Dealings (§ 15 a WpHG)

Name and function as member of the executive bodies	Type of transaction	Discription and ISIN/WKN of financial instrument	Date and place of transaction	Price in €	Number of items	Discription and ISIN/WKN of underlying financial instrument	Strike price in €	Price multiplier	Expiration date
Thomas Glynn Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.8.2007 Frankfurt Xetra	39.35	1,000	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.24	932	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.20	200	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.19	2,800	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.18	380	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.17	100	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.14	357	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.13	300	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.08	200	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.05	1,083	–	–	–	–
Georg Funke Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	10.9.2007 Frankfurt Xetra	38.25	3,648	–	–	–	–
Kurt F. Viermetz Member of the Supervisory Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	11.9.2007 Frankfurt	38.5605	10,000	–	–	–	–
Dr. Robert Grassinger Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	13.9.2007 Frankfurt Xetra	37.89	1,744	–	–	–	–
Dr. Robert Grassinger Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	13.9.2007 Frankfurt Xetra	37.90	100	–	–	–	–

Financial Statements

Directors' Dealings (§ 15a WpHG)

Name and function as member of the executive bodies	Type of transaction	Discription and ISIN/WKN of financial instrument	Date and place of transaction	Price in €	Number of items	Discription and ISIN/WKN of underlying financial instrument	Strike price in €	Price multiplier	Expiration date
Dr. Robert Grassinger Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	13.9.2007 Frankfurt Xetra	37.91	156	–	–	–	–
Frank Lamby Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	13.9.2007 Frankfurt Xetra	37.79	792	–	–	–	–
Frank Lamby Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	13.9.2007 Frankfurt Xetra	37.80	208	–	–	–	–
Frank Lamby Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	14.9.2007 Frankfurt Xetra	36.50	1,000	–	–	–	–
Frank Lamby Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	14.9.2007 Frankfurt Xetra	37.50	2,000	–	–	–	–
Frank Lamby Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	14.9.2007 Frankfurt Xetra	37.46	400	–	–	–	–
Frank Lamby Member of the Management Board	Buy	Ordinary shares of Hypo Real Estate Holding AG DE0008027707 802770	14.9.2007 Frankfurt Xetra	37.47	600	–	–	–	–
Prof. Dr. Klaus Pohle Member of the Supervisory Board	Buy	Discount certificate 19.12.2008 Hypo Real 44 (UBS AG Ldn.) DE000UB7MM53 UB7MM5	17.9.2007 EUWAX Stuttgart	32.34	7,500	Shares of Hypo Real Estate Holding AG DE0008027707 802770	44.00	–	19.12. 2008

On 31 December 2007, the members of the Management Board and Supervisory Board together held less than 1 % of the total shares issued by Hypo Real Estate Holding AG. Georg Funke holds 40,876 shares. The stock of shares of Kurt F. Viermetz comprises 60,000 shares.

80 Employees

Average number of employees

	2007	2006
Employees (excluding trainees)	1,955	1,196
Apprentices	7	9
Total	**1,962**	**1,205**

81 Summary of quarterly financial data

Hypo Real Estate Group

		4th Quarter 2006	1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007
Operating performance						
Operating revenues	in € million	282	295	310	274	27
Net interest income and similar income	in € million	204	217	220	234	434
Net commission income	in € million	43	42	46	54	56
Net trading income	in € million	8	17	29	−18	−252
Net income from financial investments	in € million	26	13	6	18	−206
Net income from hedge relationships	in € million	3	4	7	−15	−1
Balance of other operating income/expenses	in € million	−2	2	2	1	−4
Provisions for losses on loans and advances	in € million	36	34	30	17	−142
General administrative expenses	in € million	90	89	97	85	164
Balance of other income/expenses	in € million	–	–	–	65	−10
Pre-tax profit (excluding restructuring expenses)	in € million	156	172	183	237	30
Restructuring expenses	in € million	17	–	–	–	35
Pre-tax profit	in € million	139	172	183	237	−5
Net income/loss[1]	in € million	111	130	137	179	−19
Key indicators						
Total volume of lending	in € billion	94.8	92.6	93.4	94.4	256.2
Risk assets compliant with BIS rules	in € billion	66.4	69.3	73.0	75.0	101.0
Core capital ratio compliant with BIS rules	in %	7.0[2]	6.7	6.9	6.7	7.0[2]
Employees		1,229	1,234	1,237	1,230	2,000

[1] Excluding the effects from capitalised losses carried forward, the effect from revaluation according to Corporate Tax Reform Act and the income of capitalised corporate income tax claims
[2] As per approved annual financial statements and after profit distribution

Hypo Real Estate Group (pro forma)

		4th Quarter 2006	1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007
Operating performance						
Operating revenues	in € million	468	498	520	412	33
Net interest income and similar income	in € million	333	339	335	357	440
Net commission income	in € million	48	54	55	69	56
Net trading income	in € million	49	28	23	−73	−252
Net income from financial investments	in € million	47	77	86	49	−206
Net income from hedge relationships	in € million	−9	–	19	−7	−1
Balance of other operating income/expenses	in € million	–	–	2	17	−4
Provisions for losses on loans and advances	in € million	36	34	30	17	−142
General administrative expenses	in € million	156	160	170	162	164
Balance of other income/expenses	in € million	−15	–	–	–	−6
Pre-tax profit	in € million	261	304	320	233	5

Financial Statements

Commercial Real Estate (pro forma)

		4th Quarter 2006	1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007
Operating performance						
Operating revenues	in € million	290	223	248	247	245
Net interest income and similar income	in € million	199	183	179	196	202
Net commission income	in € million	42	37	43	46	26
Net trading income	in € million	–	3	–	–	–1
Net income from financial investments	in € million	48	–3	21	3	15
Net income from hedge relationships	in € million	1	1	4	–1	2
Balance of other operating income/expenses	in € million	–2	2	1	3	1
Provisions for losses on loans and advances	in € million	24	23	20	8	15
General administrative expenses	in € million	48	47	50	46	37
Balance of other income/expenses	in € million	–	–	–	–	–
Pre-tax profit	in € million	216	153	178	193	193

Public Sector & Infrastructure Finance (pro forma)

		4th Quarter 2006	1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007
Operating performance						
Operating revenues	in € million	177	197	225	190	222
Net interest income and similar income	in € million	151	135	133	153	158
Net commission income	in € million	7	7	11	10	15
Net trading income	in € million	8	–3	–13	–15	13
Net income from financial investments	in € million	21	63	80	29	33
Net income from hedge relationships	in € million	–12	–4	12	13	8
Balance of other operating income/expenses	in € million	2	–1	2	–	–5
Provisions for losses on loans and advances	in € million	2	1	–	–	–1
General administrative expenses	in € million	31	36	37	37	42
Balance of other income/expenses	in € million	–	–	–	–	–
Pre-tax profit	in € million	144	160	188	153	181

Capital Markets & Asset Management (pro forma)

		4th Quarter 2006	1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007
Operating performance						
Operating revenues	in € million	35	51	36	–25	–43
Net interest income and similar income	in € million	–6	19	19	20	27
Net commission income	in € million	1	12	4	15	13
Net trading income	in € million	39	23	10	–32	–64
Net income from financial investments	in € million	–	–6	–	–9	–8
Net income from hedge relationships	in € million	2	3	3	–19	–11
Balance of other operating income/expenses	in € million	–1	–	–	–	–
Provisions for losses on loans and advances	in € million	–	–	1	–	–
General administrative expenses	in € million	15	24	21	25	30
Balance of other income/expenses	in € million	–	–	–	–	–
Pre-tax profit	in € million	20	27	14	–50	–73

Corporate Center (pro forma)

		4th Quarter 2006	1st Quarter 2007	2nd Quarter 2007	3rd Quarter 2007	4th Quarter 2007
Operating performance						
Operating revenues	in € million	-32	27	11	–	-391
Net interest income and similar income	in € million	-11	2	4	-12	53
Net commission income	in € million	-2	-2	-3	-2	2
Net trading income	in € million	2	5	26	-26	-200
Net income from financial investments	in € million	-22	23	-15	26	-246
Net income from hedge relationships	in € million	–	–	–	–	–
Balance of other operating income/expenses	in € million	1	-1	-1	14	–
Provisions for losses on loans and advances	in € million	10	10	9	9	-156
General administrative expenses	in € million	62	53	62	54	55
Balance of other income/expenses	in € million	-15	–	–	–	-6
Pre-tax profit	in € million	-119	-36	-60	-63	-296

82 Summary of annual financial data

Hypo Real Estate Group[1]
Income/expenses

in € million	2007	2006	2005	2004	2003
Operating revenues	906	1,082	946	835	737
Net interest income and similiar income	1,105	804	722	681	669
Net commission income	198	145	125	94	45
Net trading income	-224	43	26	13	5
Net income from financial investments	-169	79	70	44	2
Net income from hedge relationships	-5	9	-2	3	-3
Balance of other operating income/expenses	1	2	5	–	19
Provisions for losses on loans and advances	-61	159	151	276	252
General administrative expenses	435	335	317	315	260
Balance of other income/expenses	55	-17	-35	-23	-69
Pre-tax profit	**587**	**571**	**443**	**221**	**156**
Taxes on income[2]	160	142	109	53	40
Net income/loss[2]	**427**	**429**	**334**	**168**	**116**

[1] The Change in accounting policy for allowances for losses on loans and advances is included from 1st of January 2005 onwards
[2] Excluding the effects from capitalised losses carried forward, the effect from revaluation according to Corporate Tax Reform Act and the income of capitalised corporate income tax claims

Financial Statements

83 Members of the Supervisory Board and of the Management Board

Supervisory Board
Kurt F. Viermetz, Chairman
Prof. Dr. Klaus Pohle, Deputy Chairman
Dr. Frank Heintzeler
Antoine Jeancourt-Galignani
Dr. Pieter Korteweg
Robert H. Mundheim (until 31 January 2007)
Thomas Quinn (from 23 May 2007)

Nomination Committee
Kurt F. Viermetz, Chairman
Dr. Pieter Korteweg
Robert H. Mundheim (until 31 January 2007)
Prof. Dr. Klaus Pohle

Audit Committee
Prof. Dr. Klaus Pohle, Chairman
Dr. Frank Heintzeler
Antoine Jeancourt-Galignani

Management Board
Georg Funke, Chairman
Stephan Bub (until 30 June 2007)
Cyril Dunne (from 9 October 2007)
Dr. Paul Eisele (until 31 May 2007)
Dr. Markus Fell
Thomas Glynn (from 1 February 2007)
Dr. Robert Grassinger (from 1 February 2007)
Bo Heide-Ottosen (from 9 October 2007)
Frank Lamby
Bettina von Oesterreich (from 1 February 2007)

84 Holdings of Hypo Real Estate Holding AG

Holdings of Hypo Real Estate Holding AG
as of 31.12.2007

Name and place of business	Interest in % Total Sec 16 (4) Stock Corp. Act	Interest in % of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/loss in thousand	Alternative financial year
Subsidiaries							
Consolidated subsidiaries							
Banks and financial institutions							
Domestic banks and financial institutions							
DEPFA Deutsche Pfandbriefbank AG, Eschborn	100.00	–	€	54,120,612	871,994	36,600	–
Hypo Real Estate Bank AG, Munich	100.00	–	€	73,386,992	1,876,109	40,161	–
Hypo Real Estate Bank International AG, Munich	100.00	–	€	60,795,155	1,793,503	[1]	–
Foreign banks and financial institutions							
DEPFA ACS Bank plc, Dublin	100.00	100.00	€	68,963,032	691,078	110,979	–
DEPFA BANK plc, Dublin	100.00	–	€	152,611,182	2,733,879	72,386	–
DePfa-Bank Europe plc, Dublin	100.00	100.00	€	64,831	30,346	942	–
Hypo Capital Markets Inc., New York	100.00	100.00	US $	7,284	6,150	392	–
Hypo Pfandbrief Bank International S.A., Luxembourg	99.99	99.99	€	10,739,303	106,722	7,300	–
Hypo Public Finance Bank, Dublin	99.99	99.99	€	11,950,530	481,628	–33,644	–
Hypo Public Finance USA Inc., New York	100.00	100.00	US $	1,485,766	87,565	4,225	–
Hypo Real Estate Capital Hong Kong Corp. Limited, Hong Kong	100.00	100.00	HK $	2,066,939	–31,293	–16,741	–
Hypo Real Estate Capital India Corp., Private Ltd., Mumbai	100.00	100.00	INR	393,256	317,211	38,261	–
Hypo Real Estate Capital Singapore Corporation Private Ltd., Singapore	100.00	100.00	SG $	152,977	216	–1,328	–
Other consolidated subsidiaries							
Collineo Asset Management GmbH, Dortmund	100.00	100.00	€	15,933	13,917	2,970	–
Collineo Asset Management USA Inc., New York	100.00	100.00	US $	2,712	1,769	381	–
DEPFA Asset Management Romania S.A., Bucharest	90.00	90.00	RON	5,416	5,341	83	–
DEPFA Bank Representacoes Ltda., São Paulo	100.00	100.00	€	1,939	268	102	–
DEPFA Finance N.V., Amsterdam	100.00	100.00	€	160,181	4,259	1,053	–
DEPFA First Albany Securities LLC, New York	100.00	100.00	US $	252,462	42,500	–7,800	–
DEPFA Funding II LP, London	100.00	100.00	€	407,449	–	–	–
DEPFA Funding III LP, London	100.00	100.00	€	301,076	105	–207	–

[1] Profit transfer by shareholders on the basis of the profit and loss transfer agreement

Financial Statements

Holdings of Hypo Real Estate Holding AG
as of 31.12.2007

Name and place of business	Interest in % Total Sec 16 (4) Stock Corp. Act	of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/loss in thousand	Alternative financial year
DEPFA Funding IV LP, London	100.00	100.00	€	519,649	–	–	–
DEPFA Hold Six, Dublin	100.00	100.00	€	1,359	1,358	–	–
DEPFA Holdings B.V., Amsterdam	100.00	100.00	€	96	67	–245	–
DEPFA International Holdings GmbH i.L., Eschborn	100.00	100.00	€	6	6	13	–
DEPFA Investment Bank Ltd. i.L., Nicosia	100.00	100.00	€	14,156	11,480	4,597	–
DEPFA Ireland Holding Ltd., Dublin	100.00	100.00	€	266,450	2,744	226	–
DEPFA Zweite GmbH i.L., Eschborn	100.00	100.00	€	421	418	–1	–
Flint Nominees Ltd., London	100.00	100.00	GB£	147,871	73,262	8,795	–
Hypo Property Investment (1992) Ltd., London	100.00	50.00	GB£	2	1	1	–
Hypo Property Investment Ltd., London	100.00	100.00	GB£	471	352	12	–
Hypo Property Participation Ltd., London	100.00	100.00	GB£	226	226	26	–
Hypo Property Services Ltd., London	100.00	100.00	GB£	108	107	5	–
Hypo Real Estate Capital Corp., New York	100.00	100.00	US$	6,034,067	428,630	26,389	–
Hypo Real Estate Capital Japan Corp., Tokyo	100.00	100.00	JP¥	343,620,142	30,834,100	–74,185	–
Hypo Real Estate Finance B.V., Amsterdam	100.00	–	€	459,232	93	75	–
Hypo Real Estate International LLC I, Wilmington	100.00	100.00	€	361,324	27	–	–
Hypo Real Estate International Trust I, Wilmington	100.00	100.00	€	361,298	52	2	–
Hypo Real Estate Investment Banking Ltd., London	100.00	100.00	GB£	487	203	–2	–
Hypo Real Estate Transactions S.A.S., Paris	100.00	100.00	€	59,824	–32	15	–
IMMO Immobilien Management GmbH & Co. KG, Munich	94.00	94.00	€	41,410	116	198	–
Isar Gotham West 38th Street LLC i.L., New York	100.00	100.00	US$	–	–	–	–
Nebra Hold One Ltd. i.L., Dublin	100.00	100.00	€	1,415	6	1,405	–
Ragnarök Vermögensverwaltung AG & Co. KG, Munich	94.00	94.00	€	61,486	–1,289	–1,289	–
The Greater Manchester Property Enterprise Fund Ltd., London	100.00	100.00	GB£	132	128	5	–
The India Debt Opportunities Fund Ltd., Ebene, Mauritius	100.00	100.00	INR	14,540,648	14,538,970	2,673,844	–
WH-Erste Grundstücks GmbH & Co. KG, Schoenefeld	94.00	94.00	€	150,780	126,416	12,368	–
WH-Zweite Grundstücks GmbH & Co. KG, Schoenefeld	94.00	94.00	€	70,048	69,906	11,809	–
Zamara Investments Ltd., Gibraltar	100.00	100.00	GB£	11,000	11,000	605	–

Holdings of Hypo Real Estate Holding AG
as of 31.12.2007

Name and place of business	Interest in % Total Sec 16 (4) Stock Corp. Act	of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/loss in thousand	Alternative financial year
Non-consolidated subsidiaries							
Other non-consolidated subsidiaries							
DBE Property Holdings Ltd., Dublin	100.00	100.00	€	67	57	–	–
DEPFA Erste GmbH, Frankfurt/Main	100.00	100.00	€	–	–	–	–
DEPFA Hold Four Ltd., Dublin	100.00	100.00	€	–	–	–	–
DEPFA Hold One Ltd., Dublin	100.00	100.00	€	–	–	–	–
DEPFA Hold Three Ltd., Dublin	100.00	100.00	€	–	–	–	–
DEPFA Hold Two Ltd., Dublin	100.00	100.00	€	–	–	–	–
DEPFA Royalty Management Ltd., Dublin	100.00	100.00	€	64	64	–11	–
Frappant Altona GmbH, Munich	94.04	94.04	€	11,930	25	2)	–
FUNDUS Gesellschaft für Grundbesitz und Beteiligungen mbH, Munich	94.00	94.00	€	3,679	904	1)	–
GfI-Gesellschaft für Immobilienentwicklung und -verwaltung mbH i.L., Stuttgart	100.00	100.00	€	339	61	–117	1.1.–31.12.2006
GGV Gesellschaft für Grundbesitzverwaltung und Immobilien-Management mbH, Munich	93.95	93.95	€	2,157	2,072	1)	–
Högni Portfolio GmbH, Munich	100.00	100.00	€	25	25	–	1.1.–31.12.2006
Hypo Dublin Properties Limited, Dublin	100.00	100.00	€	7	–84	71	–
Hypo Real Estate International LLC II, Wilmington	100.00	100.00	US $	–	–	–	–
Hypo Real Estate International Trust II, Wilmington	100.00	100.00	US $	–	–	–	–
Hypo Real Estate Systems GmbH, Stuttgart	100.00	–	€	15,368	2,717	101	1.1.–31.12.2006
IMMO Immobilien Management Beteiligungsgesellschaft mbH, Munich	100.00	100.00	€	37	36	4	–
IMMO Invest Gewerbe GmbH, Munich	100.00	100.00	€	26	26	1)	–
IMMO Invest Real Estate GmbH, Munich	100.00	100.00	€	28	28	1)	–
IMMO Invest Wohnwirtschaft GmbH, Munich	100.00	100.00	€	23	23	1)	–
IMMO Trading GmbH, Munich	100.00	100.00	€	700	525	1)	–
Meridies Grundbesitz- und Bebauungsgesellschaft mbH, Munich	94.00	94.00	€	1,106	78	1)	–
PBI-Beteiligungs-GmbH i.L., Munich	100.00	83.33	€	51,831	51,548	10	1.1.–31.12.2006
WestHyp Immobilien Holding GmbH, Munich	100.00	100.00	€	904	629	30	–
WGS Wohn- und Grundbesitz Stendal GmbH, Stendal	100.00	100.00	€	43	38	–4	1.1.–31.12.2006

1) Profit transfer by shareholders on the basis of profit and loss transfer agreements
2) Profit transferred by Meridies Grundbesitz- und Bebauungsgesellschaft mbH, Munich, on the basis of profit and loss transfer agreement

Holdings of Hypo Real Estate Holding AG
as of 31.12.2007

Name and place of business	Interest in % Total Sec 16 (4) Stock Corp. Act	of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/loss in thousand	Alternative financial year
WH-Erste Grundstücks Verwaltungs GmbH, Schoenefeld	100.00	100.00	€	287	278	−2	—
WHI Württemberger Hypo Immobilienbewertungs- und Beratungsgesellschaft mbH, Stuttgart	100.00	100.00	€	277	170	−24	1.1.–31.12.2006
WH-Zweite Grundstücks Verwaltungs GmbH, Schoenefeld	100.00	100.00	€	19	19	—	1.1.–31.12.2006
Associated companies							
Associated companies valued using the equity method							
Other companies							
Quadra Realty Trust Inc., New York	34.72	34.72	US $	[1]	[1]	[1]	—
Minor associated companies							
Other companies							
Aerodrom Bureau Verwaltungs GmbH, Berlin	32.00	32.00	€	666	—	−46	1.1.–31.12.2005
Airport Bureau Verwaltungs GmbH, Berlin	32.00	32.00	€	305	—	−372	1.1.–31.12.2005
Burleigh Court (Barnsley) Management Limited, London	20.00	20.00	GB£	—	—	—	—
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Stuttgart	50.00	50.00	€	29	28	—	1.1.–31.12.2006
SANO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG, Duesseldorf	33.33	33.33	€	15,295	−3,903	64	1.1.–31.12.2006
SOMA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Darmstadt KG, Duesseldorf	33.33	33.33	€	35,387	−7,085	−928	1.1.–31.12.2006
SP Projektentwicklung Schönefeld GmbH & Co. KG, Stuttgart	50.00	50.00	€	30,248	29,394	−95	1.1.–31.12.2006
Vierte Airport Bureau Center KG Airport Bureau Verwaltungs GmbH & Co., Berlin	32.00	32.00	€	9,209	−2,894	356	1.1.–31.12.2006
Wisus Beteiligungs GmbH & Co. Zweite Vermietungs-KG, Munich	33.00	33.00	€	11,309	−3,346	140	—

[1] As the company is listed at New York Stock Exchange, financial information as of 31 December 2007 must not be published in the report of Hypo Real Estate Holding AG.

Holdings of Hypo Real Estate Holding AG
as of 31.12.2007

Name and place of business	Interest in % Total Sec 16 (4) Stock Corp. Act	of which held indirectly	Currency	Total asset in thousand	Equity in thousand	Net income/loss in thousand	Alternative financial year
Other investments							
Banks and other financial institutions							
Stuttgarter Volksbank AG, Stuttgart	0.18	0.18	€	2,211,232	143,073	3,781	1.1.–31.12.2006
Other companies							
Ägir Vermögensverwaltung GmbH & Co. KG, Munich	0.01	0.01	€	44,105	3	−53	1.1.–31.12.2006
ARSAGO ACM GmbH, Frankfurt/Main	5.00	5.00	€	–	–	–	–
ARSAGO ACM Holding AG, Huenenberg	5.00	5.00	€	–	–	–	–
Babcock & Brown Limited, Sydney	2.20	–	AU$	1,907,310	1,292,569	75,433	1.1.–31.12.2006
Deutsches Theater Grund- und Hausbesitz GmbH, Munich	3.30	3.30	€	11,668	2,481	337	1.1.–31.12.2006
Illit Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Gruenwald	5.00	5.00	€	68,929	−16,374	−1,060	1.1.–31.12.2006
Inula Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Gruenwald	10.00	10.00	€	100,045	−46,986	990	1.1.–31.12.2006
KOROS Grundstücks-Verwaltungs GmbH & Co. KG, Gruenwald	2.50	2.50	€	19,682	–	386	1.1.–31.12.2006
LEG Landesentwicklungsgesellschaft Nordrhein-Westfalen GmbH, Duesseldorf	>0	>0	€	1,273,576	152,260	−17,829	1.1.–31.12.2006
WILMA Bauwfonds Bauprojekte GmbH & Co. „An den Teichen" KG, Ratingen	5.00	5.00	€	117	86	32	1.1.–31.12.2006

Exchange rates

as of 31.12.2007		
Australia	1 € =	AU$ 1.6757
Great Britain	1 € =	GB£ 0.73335
Hong Kong	1 € =	HK$ 11.4800
India	1 € =	INR 58.02282
Japan	1 € =	JP¥ 164.93
Romania	1 € =	RON 3.6077
Singapore	1 € =	SG$ 2.1163
USA	1 € =	US$ 1.4721

Consolidated special purpose entities (without capital holding)

Name of SPE	Role of Hypo Real Estate Group	Purpose of SPE
DEPFA BANK plc Deferred Stock Trust, Dublin	Investor	Purchase of treasury shares for staff programme
Duke 2002 Ltd., St. Helier, Jersey	Originator	Securitisation of loans from customers/ Issuance of Credit linked notes (CLN)
Estate Germany 2007-1 Limited, Dublin	Originator	Securitisation of loans from customers/ Issuance of Credit linked notes (CLN)
Geco 2002 Ltd., St. Helier, Jersey	Originator	Securitisation of loans from customers/ Issuance of Credit linked notes (CLN)
Green Finance Srl, Rome	Originator	Bond issued by Special purpose vehicle (SPV) used to finance receivables
House of Europe Funding II plc, Dublin	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
House of Europe Funding III plc, Dublin	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
House of Europe I Ltd., House of Europe Funding I LLC, Grand Cayman, Cayman Islands	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
Kiel I Ltd., St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Kiel II Ltd., St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Kiel III Ltd., St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Kiel IV Ltd., St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Kiel IX Ltd., St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Kiel V Ltd., St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Kiel VI Ltd., St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Kiel VII Ltd., St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Kiel VIII Ltd. St. Helier, Jersey	Co-originator, Investor	Issuance of principal guaranteed notes
Octagon Ltd., Grand Cayman, Cayman Islands	Originator, Sponsor, Investor	Warehousing, Provider of First loss piece (FLP) in an active managed fund
Pallas Capital Corp., Wilmington	Originator, Sponsor	Funding vehicle
R-ESTATE Germany-6 GmbH, Frankfurt	Originator	Securitisation of loans from customers/ Issuance of Credit linked notes (CLN)
San Sabia Capital Corporation, Wilmington	Originator	Funding vehicle
Third Essential Public Infrastructure Capital GmbH, Frankfurt	Originator	Issuance of Credit linked notes (CLN)

Non consolidated special purpose entities according to SIC 12

Name of SPE	Role of Hypo Real Estate Group	Purpose of SPE
Alpine Securitization Corp., Wilmington	FLP-LOC-investor/guarantor	Securitization platform/conduit
Bonifacius, Ltd., Dublin, Ireland; Bonifacius LLC, Newark	Sponsor, Investor	Credit risk transfer/ Securitisation of Mortgage backed Securities (MBS)/ Collateralized debt obligation (CDO)
Essential Public Infrastructure Capital plc, Dublin	Originator	Securitisation of loans
Essential Public Infrastructure II GmbH, Frankfurt	Originator	Securitisation of loans

Non consolidated special purpose entities according to SIC 12

Name of SPE	Role of Hypo Real Estate Group	Purpose of SPE
Euromax III MBS Limited, Grand Cayman, Cayman Islands	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
Euromax IV MBS S.A., Luxembourg	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
EUROMAX V ABS plc, Dublin	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
EUROMAX VI ABS LIMITED, Dublin	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
European Prime Real Estate No. 1 plc, London	Originator	Credit risk transfer
HALCYON 2005-1, Ltd., Grand Cayman, Cayman Islands	Originator	Credit risk transfer for trading positions
HALCYON 2005-2, Ltd., Grand Cayman, Cayman Islands	Originator	Credit risk transfer for trading positions
House of Europe Funding V plc, Dublin	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
House of Europe Funding IV plc, Dublin	Investor, Servicer	Securitisation of Asset backed Securities (ABS)
Kells Funding Limited, Grand Cayman, Cayman Islands	Originator, Sponsor	Total Rate of Return (TRR) Conduit
MORRIGAN TRR FUNDING LLC, Wilmington	Originator, Sponsor	Total Rate of Return (TRR) Conduit
Omega Capital Funding Limited, Dublin	Investor, Sponsor	Liquidity line provision
Pegasus 2006-1, Ltd., Grand Cayman, Cayman Islands	Originator	Credit risk transfer for trading positions
Pegasus 2007-1, Ltd., Grand Cayman, Cayman Islands	Originator	Credit risk transfer for trading positions
Process Home 2003 plc, Dublin	Originator	Securitisation of customer loans/ Issue of CLN
Provide Home 2002-1 plc, Dublin	Originator	Securitisation of customer loans/ Issue of CLN
PSION Synthetic CDO I plc, Dublin	Originator	Securitisation of sovereign exposure
Ranadon Ltd., Hagnola Ltd., Drambol Ltd., Dublin	Co-originator	Credit risk transfer for trading positions
Sterlingmax I MBS Ltd., Grand Cayman, Cayman Islands	Investor, Servicer	Securitisation of Asset backed Securities (ABS)

Munich, 25 March 2008

Hypo Real Estate Holding Aktiengesellschaft
The Management Board

Georg Funke (CEO)	Cyril Dunne	Dr. Markus Fell	Thomas Glynn
Dr. Robert Grassinger	Bo Heide-Ottosen	Frank Lamby	Bettina von Oesterreich

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the group management report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group.

Munich, 25 March 2008

Hypo Real Estate Holding Aktiengesellschaft
The Management Board

Georg Funke (CEO)	Cyril Dunne	Dr. Markus Fell	Thomas Glynn
Dr. Robert Grassinger	Bo Heide-Ottosen	Frank Lamby	Bettina von Oesterreich

Auditor's Report

We have audited the consolidated financial statements prepared by the Hypo Real Estate Holding AG, Munich, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from 1 January 2007 to 31 December 2007. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB [Handelsgesetzbuch "German Commercial Code"] are the responsibility of the company's Management Board. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § [Article] 317 HGB [Handelsgesetzbuch "German Commercial Code"] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Management Board, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Hypo Real Estate Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, 25 March 2008

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Bors	Techet
Wirtschaftsprüfer	Wirtschaftsprüfer

Railway Areal, Houston/Texas

CMC Industries is one of the largest privately owned storage-intransit facilities in the US located near Houston, Texas. The pictured facility is used for freight railcar storage and its spaces are leased to BNSF Railway Company (the second-largest railroad in the US). Hypo Public Finance USA, Inc. provided a secured loan to Babcock & Brown Texas Rail Terminal LLC in connection with their acquisition of CMC Industries. This transaction is complementary to the bank's existing asset portfolio and demonstrates the focus and expertise of the Hypo Real Estate Group in the respective North American markets.

Life Labs

CA$ 1.34 billion

Mandated Lead Arranger, Sole Underwriter, Administrative Agent, Bookrunner
Canada

353 North Clark Development

$ 287.5 million

Agent: Construction Chicago, IL
USA

Atlantic Aviation

€ 970 million

MLA, Bookrunner, Administrative Agent, Syndication Agent
USA

Colonie Center

$ 6.5 million

Agent: Retail Albany, NY
USA

Acqualatina SpA

€ 115 million

Mandated Lead Arranger
Italy



Service Chapter

Mandates of the Management Board

as of 19.3.2008	Positions held on other statutory Supervisory Boards of German companies	Memberships of comparable controlling bodies of commercial enterprises in Germany and in other countries
Georg Funke Chairman of the Management Board	Hypo Real Estate Bank AG, Munich (Chairman of the Supervisory Board)	Hypo Public Finance Bank, Dublin/Ireland (Chairman of the Board of Directors from 31.1.2007)
	Hypo Real Estate Bank International AG, Munich (Chairman of the Supervisory Board)	DEPFA BANK plc, Dublin/Ireland (Chairman of the Board of Directors from 5.10.2007)
Stephan Bub Member of the Management Board until 30.6.2007	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board until 30.6.2007)	Hypo Pfandbrief Bank International S.A., Luxembourg (Chairman of the Administrative Board until 30.6.2007)
	Collineo Asset Management GmbH, Dortmund (Chairman of the Administrative Board until 30.6.2007)	Hypo Capital Markets, Inc., New York/USA (Chairman of the Board until 30.6.2007)
		Hypo Public Finance USA, Inc., New York/USA (Chairman of the Board until 30.6.2007)
		HARDT GROUP Investments AG, Vienna/Austria (Deputy Chairman of the Supervisory Board)
Cyril Dunne Member of the Management Board from 9.10.2007	Hypo Real Estate Systems GmbH, Stuttgart (Chairman of the Supervisory Board from 21.11.2007)	DEPFA BANK plc, Dublin/Ireland (Non-Executive Member of the from of Directors from 5.10.2007)
Dr. Paul Eisele Member of the Management Board until 31.5.2007	Hypo Real Estate Bank AG, Munich (Deputy Chairman of the Supervisory Board until 31.1.2007)	Hypo Public Finance Bank, Dublin/Ireland (Chairman of the Board until 31.1.2007)
Dr. Markus Fell	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board until 15.2.2007, Deputy Chairman of the Supervisory Board from 16.2.2007)	Flint Nominees Limited, London/Great Britain (Director), formerly Hypo Real Estate Capital Ltd., London
	Hypo Real Estate Bank International AG, Munich (First Deputy Chairman of the Supervisory Board)	Hypo Public Finance Bank, Dublin/Ireland (Non-Executive Member of the Board of Directors)
	Hypo Real Estate Systems GmbH, Stuttgart (Chairman of the Supervisory Board until 21.11.2007, Member of the Supervisory Board from 21.11.2007)	DEPFA BANK plc, Dublin/Ireland (Deputy Chairman of the Board of Directors from 5.10.2007)
Thomas Glynn Member of the Management Board from 1.2.2007	Collineo Asset Management GmbH, Dortmund (Chairman of the Administrative Board from 1.7.2007)	Hypo Capital Markets, Inc., New York/USA (Chairman of the Board from 1.7.2007)
		Collineo Asset Management USA Inc., USA (Member of the Board of Directors)
Dr. Robert Grassinger Member of the Management Board from 1.2.2007		Hypo Pfandbrief Bank International S.A., Luxembourg (Chairman of the Administrative Board from 3.8.2007)

Mandates of the Management Board

as of 19.3.2008	Positions held on other statutory Supervisory Boards of German companies	Memberships of comparable controlling bodies of commercial enterprises in Germany and in other countries
Bo Heide-Ottosen Member of the Management Board from 9.10.2007	DEPFA Deutsche Pfandbriefbank AG, Eschborn (Chairman of the Supervisory Board from 9.11.2007)	DEPFA ACS Bank, Dublin/Ireland (Chairman of the Supervisory Board)
Frank Lamby	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board from 1.2.2007)	
Bettina von Oesterreich Member of the Management Board from 1.2.2007	Hypo Real Estate Bank AG, Munich (Member of the Supervisory Board from 4.7.2007)	Hypo Public Finance Bank, Dublin/Irland (Non-Executive Member of the Board of Directors)
	DEPFA Deutsche Pfandbriefbank AG, Eschborn (Deputy Chairman of the Supervisory Board from 12.3.2008, Member of the Supervisory Board from 9.11.2007)	Quadra Realty Trust Inc., New York/USA (US REIT) (Member of the Board from 15.2.2007)
		DEPFA BANK plc, Dublin/Ireland (Non-Executive Member of the Board of Directors from 5.10.2007)
		Hypo Real Estate Capital Corporation, New York/USA (Non-Executive Member of the Board until 24.5.2007)

Mandates of the Supervisory Board

as of 19.3.2008	Positions held on other statutory Supervisory Boards of German companies	Memberships of comparable controlling bodies of commercial enterprises in Germany and in other countries
Kurt F. Viermetz Chairman of the Supervisory Board	Deutsche Börse AG, Frankfurt/Main (Chairman of the Supervisory Board)	
	KfW IPEX-Bank GmbH, Frankfurt/Main (Member of the Supervisory Board from 12.12.2007)	
Prof. Dr. Klaus Pohle	DWS Investment GmbH, Frankfurt/Main (Member of the Supervisory Board and Chairman of the Audit Committee)	COTY Inc., New York/USA (Non-Executive Member of the Board and Chairman of the Audit Committee)
		Sanofi-Aventis S.A., Paris/France (Administrateur and Chairman of the Audit Committee)
Dr. Frank Heintzeler	Walter AG, Tuebingen (Chairman of the Supervisory Board)	
	Dr. Haas GmbH, Mannheim (Mannheimer Morgen) (Chairman of the Advisory Board)	
	L-Bank – Landeskreditbank Baden-Württemberg –, Karlsruhe/Stuttgart (Member of the Advisory Board)	
	Baden-Württembergische Bank, Stuttgart (Member of the Supervisory Board)	
Antoine Jeancourt-Galignani		Gecina S.A., Paris/France (Director)
		Société Nationale d'Assurances Group S.A.L., Beirut/Lebanon (Chairman of the Board until 6/2007, Member of the Board from 6/2007)
		Euro Disney S.C.A., Marne-La-Vallée/France (Chairman of the Supervisory Board)
		AGF S.A., Paris/France (Director until 12.1.2007)
		Société Générale S.A., Paris/France (Director)
		Total S.A., Paris/France (Director)
		Kaufman & Broad S.A., Paris/France (Director)
		Oddo & Cie S.C.A., Paris/France (Member of the Supervisory Board)

Mandates of the Supervisory Board

as of 19.3.2008	Positions held on other statutory Supervisory Boards of German companies	Memberships of comparable controlling bodies of commercial enterprises in Germany and in other countries
Dr. Pieter Korteweg		Cerberus Global Investment Advisors, LLC, New York/USA (Senior Advisor and Vice-Chairman)
		DaimlerChrysler Nederland B.V. (Non-Executive Member of the Supervisory Board)
		Aozora Bank Ltd., Tokyo/Japan (Non-Executive Member of the Board)
		Development Fund Netherlands Antilles (SONA), Den Haag/The Netherlands (Executive Member of the Board)
		AerCap Holdings N.V., Schiphol/The Netherlands (Chairman of the Board)
		BAWAG P.S.K. Bank, Vienna/Austria (Non-Executive Member of the Supervisory Board from 27.8.2007)
Robert H. Mundheim Member of the Supervisory Board until 31.1 2007		Shearman & Sterling LLP, New York/USA (Of Counsel)
		Arnhold and S. Bleichroeder Advisers, Inc., New York/USA (Director)
		eCollege.com, Inc., Chicago/USA (Director)
Thomas Quinn Member of the Supervisory Board from 31.5.2007	No current mandates existing	



Cyril Dunne
Chief Operating Officer (COO)
from 9.10.2007

Date and place of birth	18 March 1960 in Dublin/Ireland	
Professional career	1977–1986	Held several roles in Branch Banking, Application Systems Development and Project Management, Allied Irish Bank plc., Dublin/Ireland
	1986–1990	Head of Systems Development, Irish Permanent Building Society, Dublin/Ireland (now Irish Life and Permanent plc.)
	1990–1999	IT Director Tesco Ireland Ltd., Dublin/Ireland (formerly Power Supermarkets Ltd.)
	1999–2000	Strategic Development Director, Tesco plc., London/UK
	2001–2007	Bank of Ireland Group, Dublin/Ireland 2001–2004 CIO, member of the Group Executive Committee; 2004–2007 Group Transformation Director, member of the Group Executive Committee
	5/2007–9/2007	Member of the Group Executive Committee of DEPFA BANK plc, Dublin/Ireland (COO)
	from 10/2007	Member of the Management Board of Hypo Real Estate Holding AG, Munich (COO)
Supervisory Board memberships and equivalent mandates	DEPFA BANK plc, Dublin/Ireland (Non-Executive Member of the Board of Directors from 5.10.2007) Hypo Real Estate Systems GmbH, Stuttgart (Chairman of the Supervisory Board from 21.11.2007)	



Bo Heide-Ottosen
Public Sector & Infrastructure Finance
from 9.10.2007

Date and place of birth	25 August 1958 in Odense/Denmark	
Professional career	1983–1989	Bikuben Bank A/S
	1983–1985	Economist
	1985–1989	Chief Portfolio Manager
	1989–1992	Finance Director of Simon Spies Holding A/S, Copenhagen/Denmark
	1992–1997	1992–1995 CEO of Tele Danmark Finance A/S (prior to the restructuring of the national telecommunication companies to form Tele Danmark A/S); 1995–1997 Group Treasurer (Senior Vice President) for Tele Danmark (TDC) (after re-organisation)
	1997–2004	CFO of Nordic Investment Bank, Helsinki/Finland
	from 2004	Member of the Executive Committee of DEPFA BANK plc, Dublin/Ireland
	6/2005–6/2006	Member oft the Management Board of DEPFA Pfandbriefbank AG, Eschborn
	from 10/2007	Member of the Management Board of Hypo Real Estate Holding AG, Munich
Supervisory Board memberships and equivalent mandates	DEPFA ACS Bank, Dublin / Ireland (Chairman of the Supervisory Board) DEPFA Deutsche Pfandbriefbank AG, Eschborn (Chairman of the Supervisory Board from 9.11.2007)	

Advanced approach Under the advanced approach method, a bank with a sufficiently developed internal capital allocation procedure (strict criteria in terms of methodology and disclosure) is permitted to use its internal assessments regarding the credit standing of a debtor when assessing the lending risk within its portfolio.
There are specialised analysis procedures for different types of loan commitments – e.g. loans to companies and retail customers – that exhibit different loss characteristics.

Asset/liability management Measures by a bank to control the balance-sheet structure and to limit the risks resulting from differences in time periods and insufficient liquidity.

Asset Backed Security A bond or note that is based on pools of assets.

Assets book Risk-carrying positions that are not allocated to the → trading book.

Asset Finance Asset Finance is funding to acquire additional assets to drive a business forward. Virtually any asset can be financed including IT, software, refurbishment, machinery, etc.

Auction Rate Note A floating rate note with an interest rate reset on the basis of bids received at a Dutch auction conducted near the end of each rate period.

Available-for-sale assets Financial assets that are available for the company to sell and that do not relate to loans, financial instruments held for trading or → held-to-maturity financial instruments. Available-for-sale financial instruments include in particular fixed-income securities that cannot or should not be held to maturity and also equity instruments with no final maturity.

Basel II The term 'Basel II' stands for a new capital adequacy framework, which was presented by the Basel Committee on Banking Supervision in summer 2004. The committee meets on a regular basis at the Bank for International Settlements (BIS) and is formed by representatives of the central banks and banking supervisors of the major developed nations. It gives general strategic recommendations on the framework and standards for banking supervision. Basel II will in comparison to the first capital adequacy framework (Basel I) from 1988 define new general conditions for the measurement of risk weighted assets and the minimum capital requirements for credit institutions. The transformation of these guidelines to German law is expected to be done by 1 January 2007.

BIS Bank for International Settlements headquartered in Basel; as the central bank of the central banks, it is in particular responsible for cross-border banking supervision and for the establishment of internationally valid equity capital requirements for supraregionally operating banks.

BIS equity funds Equity capital that is recognised for regulatory purposes and complies with the Recommendation on Equity issued by the Basel Committee for Banking Supervision in July 1988 (last amended in January 1996) for financial institutes operating on the international stage. It comprises liable equity capital (core capital and supplementary capital) and tier III capital:

- Core capital or tier I capital: largely subscribed capital, reserves and certain hybrid capital instruments.
- Supplementary capital or tier II capital: includes in particular participatory capital, long-term subordinated liabilities, unrealised gains from listed securities and other valuation adjustments for inherent risks.
- Tier III capital: mainly comprises short-term subordinated liabilities and surplus supplementary capital.

Blue Chips Description for shares with high market capitalisation, high exchange transactions and high popularity, which mostly form part of the main index in their country of origin.

Bonds Term used in English-speaking countries for fixed-income securities and/or debentures.

Buy and Hold/Buy and Distribute "Buy and Hold" refers to a long-term investment strategy in the field of infrastructure finance, which focuses on current receipts – for instance through renting and leasing – while "Buy and Distribute" strategies rely mainly on short-term gains by profitable sales.

Calculated mortgage lending value, also: Loan-to-value (LTV) Relationship between the funds loaned to the borrower and the value of the collateral.

Capacity to meet interest payments Degree to which the rental income from a financed building must, in long-term financing, at least cover the interest service payments. Ratio: DSC (debt service coverage).

Cash Flow Equals cash receipts minus cash payments over a given period of time.

Cash-flow hedge Security against the risk of loss of future interest payments under a variable-interest balancesheet transaction obtained by means of a →swap.

Cash-flow statement Representation of a company's inflow or outflow of funds from operating, investment and financing activities during a fiscal year and calculation of the cash in hand (cash reserve) at the beginning and end of the fiscal year.

Collateralized Debt Obligation (CDO) Collateralized Debt Obligations (CDOs) represent a segment of →asset-backed securities. It represents a debenture bond that is secured by a diversified debt portfolio. A collateralized debt obligation is usually divided into different slices of varying creditworthiness. Usually CDOs are classified according to the object of their investment. If debenture bonds are sold, then one is dealing with so-called cash CDOs – if, however, instead of real bonds their risks alone are sold, these are called synthetic CDOs.

Commercial Mortgage Backed Security (CMBS) A type of →Mortgage Backed Securities (MBS) on commercial real estate.

Commercial paper (CP) Money market instruments in the form of bearer instruments that do not have standardized maturities but can be geared to individual investment requirements and are paid on a discount basis. Their maturities vary between 1 and 270 days. They are issued on the money market by debtors with an irreproachable credit standing, usually first-class industrial corporations; they are issued in high amounts and with high minimum nominal values.

Concentration risk Risk resulting from concentration of the credit risk on a single party (counterparty, issuer, country or borrowing customer) in the portfolio or among a group of parties that over a period of time exhibit a parallel development in terms of probability of default caused, for example, by similar economic dependencies. Synonym: cluster risk.

Corporate governance Corporate governance refers to the legal and factual framework for managing and monitoring companies. The recommendations of the Corporate Governance Code create transparency and are intended to strengthen confidence in a good and responsible management; they are primarily aimed at protecting shareholders.

Cost-income ratio Relationship between general administrative expenses and the total of net interest income and similar income, net commission income, net trading income, net income from investments and balance of other operating income/expenses; a low cost-income ratio indicates high productivity.

Counterparty risk Risk that, as a result of default on the part of a contracting partner, it will no longer be possible to collect an unrealised profit from outstanding interestand currency-related derivative and futures transactions. The counterparty risk is differentiated according to performance risk (from the value date until performance) and exchange/pre-settlement risk (from the date of conclusion until the value date).

Country risk Risk that a business partner in a certain country will be unable to fulfil his contractually agreed obligations due to political or social unrest, nationalization or expropriation, non-recognition by governments of foreign debts, currency controls or a devaluation of the national currency.

Credit default swap Financial contract where the risk of a credit event that is specified in advance (e.g. insolvency or deterioration in credit standing) is transferred by an assignee to a guarantor. Irrespective of whether or not the credit event materialises, the guarantor receives a regular premium payment from the assignee for assuming the lending risk.

Credit derivatives Derivative financial instruments that allow one party to the transaction (assignee) to transfer the lending risk relating to a loan or a security to another party (guarantor) against payment of a premium. The risk purchaser therefore bears the lending risk relating to the loan or security without actually having to purchase it (e.g. →credit default swap, →total return swap or →credit-linked note).

Credit risk Credit risks include the loan default risk, counterparty risk, issuer risk and country risk; they refer to the potential loss that could result from the default or deterioration in credit ratings of loan customers, of issuers of borrowers' note loans promissory notes and debt securities, or of counterparties in money-market, securities and derivatives transactions.

Credit-linked notes A note issued by an assignee that is only repaid at the nominal value on maturity if a previously specified credit event does not materialise on the side of the debtor. If the credit event does actually occur, the credit-linked note is repaid after deducting the agreed compensatory amount. In contrast to credit default swaps and total return swaps, the guarantor receives his monetary payment in advance from the assignee.

Cross-selling The sale of additional, complementary products, accoutrements or services or services to a customer.

DAX Measures the performance of Germany's 30 largest companies within the Prime Standard segment in terms of order-book sales and market capitalisation. The index is based on the prices of the XETRA electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the XETRA closing auction that starts at 5.30 p.m.

Debt issuance program (DIP) Framework agreement for the simplified launching of capital market issues with a maximum utilisation volume. A DIP is not a debt instrument but a platform that is in particular designed to standardise and simplify international issuing processes.

Debt service coverage margin Relationship between the net income that can be earned from a property and the debt service applicable to the property in question.

Default probability Expected average probability that a business partner will fail to fulfil his obligations, based on statistical analyses of historic default patterns.

Default risk Risk of partial or total loss of a loan.

Deferred compensation An arrangement in which a portion of the wage is paid out at a date after which that income is actually earned.

Deferred taxes Taxes on income that are payable or receivable at a future date and that result from different carrying amounts being shown in the fiscal and commercial balance sheets. On the reporting date, they do not yet represent actual receivables or liabilities vis-à-vis tax authorities.

Degree of diversification Degree to which the portfolio is spread across several countries and sectors of industry in order to reduce risk.

Developer Developers develop and execute real estate projects (generally large commercial projects) with the aim of securing a swift sale.

Dow Jones EURO STOXX 50 A European blue-chip index. It contains the 50 leading stocks within the Euro zone.

DOW JONES INDUSTRIAL AVERAGE (DJIA) INDEX The broadest market indicator showing the performance of the United States' New York Stock Exchange. A price index comprising the weighted average of 30 actively traded blue-chip stocks, mainly industrial stocks.

Due diligence here: Detailed analysis of real estate properties in terms of possible risks present (e.g. soil and groundwater contamination).

D&O Insurance (Directors and Officers Insurance) Protects against legal claims for wrongful acts performed by corporate directors or officers in performing their corporate duties. Wrongful acts include omissions, errors, misstatements, misleading statements, neglect or breach of duty.

Earnings per share Indicator comparing the net income for the year after taxes with the average number of ordinary shares.

Fair value Amount at which an asset would be exchanged or a debt settled between expert, independent, willing business partners; often identical with the market price.

Fair-value hedge Hedging of a fixed-income balance-sheet position (e.g. a receivable or a security) against the market risk by means of a →swap; it is valued at market value (→fair value).

Financial instruments This term is in particular used to summarise credits and loans extended, interest-bearing securities, shares, participating interests, liabilities and derivatives.

Forward transactions The purchase/sale of financial instruments on a fixed date and at a fixed price; a distinction is made between contingent forward transactions (→options) and unconditional forward transactions (→futures). In contrast to spot transactions, the date when the contract is concluded and the date of performance for the contract are different.

Futures Contracts that are standardised in terms of volume, quality and settlement date under which a trading item belonging to the money market, investment market, precious metals market or currency market is to be delivered or purchased on a specific future date at the specified market price. In many cases, a balancing payment has to be effected in place of delivering or purchasing securities.

German Minimum Requirements for the Conduct of Lending Business (MaK) Minimum requirements that must be met by all lending institutes in order to limit risks from lending business, taking into account the respective type and extent of business conducted.

German Minimum Requirements for the Conduct of Trading Operations (MaH) Minimum requirements that must be complied with by all financial institutes in order to secure solvency and must be supplemented/specified in more detail in internal instructions, taking into account the respective type and extent of trading activities. They include requirements with regard to risk control and risk management, the organisation of trading operations and auditing, as well as regulations for specific transaction types. They were issued in October 1995 by the Federal Banking Supervisory Office (BaKred), which is now known as the Federal Financial Supervisory Office (BaFin).

Goodwill Amount that a purchaser of a company pays in excess of the →fair value of the individual assets after deducting debts (=intrinsic value), taking into account future expected earnings (=net income value).

Hedge accounting Depiction of contrary developments in the values of a hedging transaction (e.g. an interest rate swap) and an underlying transaction (e.g. a loan). Hedge accounting aims to minimise the impact on the income statement of the valuation and the recording of valuation results from derivative transactions where such valuation and recording affects net profit or loss.

Hedging Transactions aimed at protecting against the risk of unfavourable price trends (e.g. currency and interest rate risks). A matching position is set up for each position, so that the risk is offset either in whole or in part.

Held to maturity Financial assets acquired by third parties that have a fixed maturity and fixed or determinable payments, where the holder intends or is able to hold the asset until final maturity.

Hybrid capital instruments Investment instruments that are characterised by profit-related interest payments. Where interest payments that have not been made when losses have occurred are not paid at a later date (noncumulative hybrid capital instruments) and the instruments do not have a fixed maturity date and/or cannot be terminated by the creditor, then in accordance with regulatory requirements such instruments belong to the core capital. In all other cases, they must be allocated to the supplementary capital (e.g. cumulative hybrid capital instruments).

International Accounting Standards (IAS) Accounting standards issued by the IASC (International Accounting Standards Committee), a specialist international organization backed by professional associations that deal with accounting issues. The aim is to develop transparent and comparable international accounting systems.

International Financial Reporting Standards (IFRS) The IFRS include the present International Accounting Standards (→IAS) and the interpretations of the Standing Interpretations Committee as well as all standards and interpretations issued in future by the IASB (International Accounting Standards Board).

Issuer risk Losses of own-portfolio securities due to a deterioration in the credit standing of or default on the part of an issuer.

Lending risk Risk that a business partner will not fulfil his contractual payment obligations. The lending risk includes →default, →country and settlement risks.

Loss-Given-Default (LGD) LGD is the fraction of Exposure at Default that will not be recovered following default.

Market risk Results from uncertainty surrounding changes in market prices and rates (including interest rates, share prices, exchange rates and commodity prices) and also from the correlations between them and their levels of volatility.

Market risk position The market risk position pursuant to Principle I includes foreign-currency, commodity and options risks as well trading-book risk positions such as risks relating to interest rates and share prices as well as →credit risks pertaining to the trading book.

MDAX Contains the securities of the 50 Prime Standard companies from traditional sectors ranking after the companies listed in the DAX index in terms of orderbook sales and market capitalisation (midcaps). The index is based on the prices of the XETRA electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the XETRA closing auction that starts at 5.30 p.m.

Medium term notes (MTN's) Debenture programme for the issue of unsecured debt instruments at different times. Volume, currency and term (one to ten years) can be adapted according to funding requirements.

Mezzanine Finance Term used to describe forms of finance that have characteristics of both debt and equity.

Monoliner A monoline insurer, in the context of financial markets, guarantees the repayment of bonds.

Mortgage-backed securities (MBS) Securitisation of mortgage loans for precise control and reduction of lending risks.
MBS are securities whose interest and redemption payments are linked to the payment performance of a pool of loans secured by real estate liens.

Net income value For rented investment properties, the net income value represents the basis for determining the lending value. It describes the economic value of the property and is calculated from the capitalised annual net earnings (income from rents after deducting management costs) attainable in the long term.

On-balance-sheet lender A loan creditor who is able to incur risks on his own balance sheet.

Operational risk The risk of direct or indirect losses resulting from the inappropriateness or failure of human beings, technical systems, internal procedures or external events (definition pursuant to Basel II).
Operational risks are not usually entered into consciously; such risks are not subject to diversification and are difficult to narrow down.
Examples: human error, faulty management processes, criminal actions, fraud, natural disasters (fire etc.), technical failures, departure of key employees.

Option An option grants the purchaser the right to purchase (=purchase option or call) or sell (=put option or put) a specific quantity of the item underlying the option (e.g. a security or currency) from or to a contracting partner (option writer) at a price determined when the contract is concluded (=strike). The option can be exercised either on a date specified in advance or during a period specified in advance; the purchaser pays an option premium for this right.

Participation certificate Certification of participatory rights issued by companies of all legal forms and admitted to official (stock-exchange) trading. Under certain circumstances, participatory certificates may be allocated to liable equity capital.

PRIME BANKS The Prime All Share Index is subdivided into 18 industry indices that serve to differentiate between the Prime Standard companies. Before a company is allocated to a specific industry index it is allocated to one of the 62 industry groups.

Public Private Partnership (PPP) A partnership of government and private sector companies to finance public investments like the building of a bridge.

Rating Risk rating of a debtor (internal) and/or assessment of the credit standing of an issuer and its debt instruments by specialised agencies (external).

Real-estate investment banking Structured financing, consulting services for investors including even the structuring of finance transactions, i.e. their classification into different forms of financing.
Also referred to as: "real estate structured finance".

Relationship banking Provision of services and advice to customers throughout a particular region by means of standardised products; the classic approach in company and private-client business.

Return on equity Ratio showing the relationship between the net income for the year, or a pre-tax performance measure (e.g. pre-tax profit), and average equity capital; indicates the return on the capital put to work by the company or its owners.

Risk assets To be able to map the assets-book → credit risks resulting from the differing credit standings of issuers and/or business partners in accordance with regulatory requirements, balance-sheet assets, off-balancesheet transactions (e.g. warranties and guarantees for balance-sheet assets) as well as → forward transactions, → swaps and → option rights are weighted with respect to risk using rate-weighting factors that depend on the rating category of the issuers and/or business partners. Under Principle I, these risk-weighted assets must be backed by 8 % liable equity capital.

Risk control Risk Control is responsible for implementing the risk policy prescribed by the Executive Board, for the neutral monitoring of lending, market and operational risks, as well as for analysing and reporting on the current and future risk situation. Risk Control is also responsible for specifying measurement and evaluation methods as well as for subsequently carrying out measurements and evaluations of risk and risk results and/or limit controls.

Risk management The taking of business decisions at operational level, portfolio management and/or optimization of risks in the widest sense of the word on the basis of risk/reward factors (e.g. assignment of lines for credit risks, credit derivatives, etc.) within the strategic framework defined by the Executive Board and in accordance with the authorisations issued by the Executive Board bestowing direct responsibility for risks and results.

Scheme of Arrangement An agreement which is mandatory (for instance) under Irish Law when reorganising/restructuring a company. A Scheme of Agreement has to be approved by a court.

SDAX The select index for 50 smaller companies, referred to as smallcaps, ranking after the securities contained in the MDAX index in terms of order-book sales and market capitalisation. The index is based on the prices of the XETRA electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the XETRA closing auction that starts at 5.30 p.m.

Secondary risk Risk that any losses in rental income on the part of the borrower may jeopardise the capacity to meet interest payments.

Securitisation Securities-based collateralisation and/or conversion of loans (e.g. through bonds) to procure funds. The prime aim is to make the loans tradable on organised investment markets (e.g. stock exchanges). The supplier of capital (= creditor) and therefore the purchaser of the securitised loan assumes the risk of fluctuations in market prices and of loan losses; the borrower (= debtor) must provide regular public proof of his credit standing by means of regular reporting and/or of the highest possible rating by a rating agency.

Segment reporting Breakdown of the total consolidated values by individual segments, e.g. by areas of activity (divisions) or geographical characteristics (regions); this enables conclusions to be drawn regarding performance in individual segments and their contribution to the consolidated result.

Self-assessments Self-assessment is a process whereby the operational risks and the measures taken to minimise risks are regularly identified and evaluated by procedure officers, i.e by those individuals who are best able to assess the strengths and weaknesses of procedures.
In addition to identifying and evaluating risks, self-assessment also provides the basis for drawing up an action plan to open up opportunities for improvement, as well as for the development of risk awareness at all levels within the Bank.

Senior lender Financer of first priority loans.

Standard risk costs Average risk costs and/or valuation adjustments due to loan losses that are expected within a given year.

Strategic Fit Used in a Merger and Acquisition context to indicate how well both parties fit together.

Structured Investment Vehicle (SIV) A special purpose vehicle that buys long term bonds and other fixed income securities, funding this with by issuing short or medium term debt such as commercial paper.

Subprime Market Segment of the US mortgage loan market that is composed mainly of debtors with low standing.

Swap In principle, an exchange of payment flows: an exchange of fixed and variable interest-payment flows in the same currency (=interest rate swap) and/or exchange of payment flows in different currencies (=currency swap).

TECDAX Maps the performance of the 30 largest Prime Standard technology companies ranking after the companies contained in the DAX index in terms of orderbook sales and market capitalisation. The index is based on the prices of the XETRA electronic trading system. Calculation commences at 9.00 a.m. and ends with the prices from the XETRA closing auction that starts at 5.30 p.m.

TIER 1 ratio This ratio is also referred to as the BIS core capital ratio and represents the ratio of a company's risk assets determined in accordance with the provisions of the Bank for International Settlements (BIS) plus its market risk positions to its core capital (see also BIS equity funds).

Total return swap Swap between the assignee and the guarantor with respect to the income from and changes in valuation of the underlying financial instruments. In addition to the lending risk, the guarantor also assumes the price risk resulting from the underlying financial instrument, in return for a corresponding interest payment.

Trading book Banking regulatory term for positions in financial instruments, interests and tradable loans that are held by a financial institute for the purpose of short-term resale, benefiting from price and interest rate fluctuations. This also includes transactions that are closely related to trading-book positions (e.g. for hedging purposes). Risk-carrying positions that do not belong in the trading book are assigned to the → assets book.

Transaction banking Range of complex financial services offered in connection with each individual financing transaction.

Treasury Division pooling the areas of refinancing and liquidity control, asset/liability management, fixed-income and own-account trading.

Vacancy rate Average percentage of all real estate space that is not used or rented out.

Value at risk Method for quantifying risk; measures the potential future losses that with a certain degree of probability will not be exceeded within a specified period of time.

Financial Calendar

Financial Calendar 2008

27 March 2008	Publication of the results for the year 2007 Analysts' Press Conference
6 May 2008	Publication of the results for the first quarter of 2008
27 May 2008	Annual General Meeting
13 August 2008	Publication of the results for the second quarter of 2008
12 November 2008	Publication of the results for the third quarter of 2008

Hypo Real Estate Holding AG

Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
info@hyporealestate.com
www.hyporealestate.com

Hypo Public Finance Bank

3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +353 1 6116000
Fax +353 1 6116001
info@hpfb.com
www.hpfb.com

Hypo Real Estate Bank International AG

Büchsenstraße 26
70174 Stuttgart
Germany
Telephone +49(0)711 2096-0
Fax +49(0)711 2096-304
info@hypointernational.com
www.hypointernational.com

Hypo Real Estate Bank AG (Germany)

Von-der-Tann-Straße 2
80539 Munich
Germany
Telephone +49(0)89 2880-0
Fax +49(0)89 2880-12100
info@hyporealestate.de
www.hyporealestate.de

DEPFA BANK plc

1 Commons Street
Dublin 1
Ireland
Telephone +353 1 7922222
Fax +353 1 7922211
info@depfa.com
www.depfa.com

DEPFA Deutsche Pfandbriefbank AG

Ludwig-Erhard-Straße 14
65760 Eschborn
Germany
Telephone +49(0)69 9990-0
Fax +49(0)69 9990-1331
info@depfa.com
www.depfa-pfandbriefbank.com

Future-oriented Statements, Internet Service and Imprint

Future-oriented Statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future-oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe and the USA, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.

Internet Service

Visit us at the world wide web:
www.hyporealestate.com
Go to Investor Relations and find information on Hypo Real Estate Holding's share, external ratings of our Group companies, facts and figures. You can also find our annual and interim reports on our website, you can download it, use it interactively or order a print version online.

Imprint

Publisher
Hypo Real Estate Holding AG, Munich

Concept, Design and Realisation
KMS TEAM GmbH, Munich

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
www.hyporealestate.com

Hypo Real Estate
GROUP

Shareholding Disclosures

26.03.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act from 13.03.2008 - Orbis Investment Management Limited

WKN: 802 770
ISIN: DE 000 802 770 7

On 12 March 2008 , Orbis Investment Management Limited, Hamilton, Bermuda, has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on Hypo Real Estate Holding AG, München, Deutschland, have exceeded the 5 % limit of the Voting Rights on 10 March 2008 and now amount to 5.05 % (this corresponds to 10,159,591 Voting Rights).

According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG, 5.05 % of the Voting Rights (this corresponds to 10,159,591 Voting Rights) is to be attributed to the company.

Voting rights of the following company holding 3 % or more in Hypo Real Estate Holding AG are to be allocated to us according to section 22 para. 1 sentence 1 no. 6 of the WpHG:

Orbis Global Equity Fund Limited

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Shareholding Disclosures

26.03.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act from 13.03.2008 - Orbis Global Equity Fund Limited

WKN: 802 770
ISIN: DE 000 802 770 7

On 13 March 2008 , Orbis Global Equity Fund Limited, Hamilton, Bermuda, has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on Hypo Real Estate Holding AG, München, Deutschland, have exceeded the 3 % limit of the Voting Rights on 07 March 2008 and now amount to 3.10 % (this corresponds to 6,237,474 Voting Rights).

Hypo Real Estate
HOLDING

Shareholding Disclosures

26.03.2008 · Amendment to the publication of voting rights as of 30 January 2008 - Orbis Holdings Limited

WKN: 802 770
ISIN: DE 000 802 770 7

Orbis Holdings Limited, Hamilton, Bermuda, notified us on 25 March 2008 of the following:

'Amendment to the notification of voting rights as of 28 January 2008. Pursuant to section 21 para. 1 sentence 1 of the German Securities Trading Act (Wertpapierhandelsgesetz, 'WpHG'), we, Orbis Holdings Limited, hereby notify that our percentage of voting rights in Hypo Real Estate Holding AG exceeded the threshold of 3% on 15 January 2008 and amounts to 3.59 % (7,217,145 voting rights) as per this date.

Thereof 3.59 % (7,217,145 voting rights) were allocated to us according to section 22 para. 1 sentence 1 no. 6, sentence 2 WpHG. 2.50 % (5,018,041 voting rights) were also allocated to us according to section 22 para. 1 sentence 1 no. 1 WpHG.'

Hypo Real Estate
HOLDING

Shareholding Disclosures

26.03.2008 - Amendment to the publication of voting rights as of 30 January 2008 - Orbis World Limited

WKN: 802 770
ISIN: DE 000 802 770 7

Orbis World Limited, Hamilton, Bermuda, notified us on 25 March 2008 of the following:

'Amendment to the notification of voting rights as of 28 January 2008. Pursuant to section 21 para. 1 sentence 1 of the German Securities Trading Act (Wertpapierhandelsgesetz, 'WpHG'), we, Orbis World Limited, hereby notify that our percentage of voting rights in Hypo Real Estate Holding AG
exceeded the threshold of 3% on 15 January 2008 and amounts to 3.59 % (7,217,145 voting rights) as per this date.

Thereof 3.59 % (7,217,145 voting rights) were allocated to us according to section 22 para. 1 sentence 1 no. 6, sentence 2 WpHG. 2.50 % (5,018,041
voting rights) were also allocated to us according to section 22 para. 1 sentence 1 no. 1 WpHG.'

Hypo Real Estate
HOLDING

Shareholding Disclosures

26.03.2008 - Amendment to the publication of voting rights as of 30 January 2008 - Pictet Overseas Trust Corporation Limited

WKN: 802 770
ISIN: DE 000 802 770 7

Pictet Overseas Trust Corporation Limited, Nassau, Bahamas, notified us on 25 March 2008 of the following:

'Amendment to the notification of voting rights as of 28 January 2008. Pursuant to section 21 para. 1 sentence 1 of the German Securities Trading Act (Wertpapierhandelsgesetz, 'WpHG'), we, Pictet Overseas Trust Corporation Limited (as trustee for The Orbis Holdings Trust), hereby notify that our percentage of voting rights in Hypo Real Estate Holding AG exceeded the threshold of 3% on 15 January 2008 and amounts to 3.59 % (7,217,145 voting rights) as per this date.

Thereof 3.59 % (7,217,145 voting rights) were allocated to us according to section 22 para. 1 sentence 1 no. 6, sentence 2 WpHG. 2.50 % (5,018,041 voting rights) were also allocated to us according to section 22 para. 1 sentence 1 no. 1 WpHG.'

Hypo Real Estate
HOLDING

Shareholding Disclosures

26.03.2008 - Amendment to the publication of voting rights as of 13 March 2008 - Orbis World Limited

WKN: 802 770
ISIN: DE 000 802 770 7

Orbis World Limited, Hamilton, Bermuda, notified us on 25 March 2008 of the following:

'Amendment of the notification of voting rights as of 12 March 2008. Pursuant to section 21 para 1 sentence 1 of the German Securities Trading Act (Wertpapierhandelsgesetz, 'WpHG'), we, Orbis World Limited, hereby notify that our percentage of voting rights in Hypo Real Estate Holding AG exceeded the threshold of 5 % on 10 March 2008 and amounts to 5.08 % (10,220,822 voting rights) as per this date.

Thereof 5.08 % (10,220,822 voting rights) were allocated to us according to section 22 para. 1 sentence 1 no. 6, sentence 2 WpHG. 3.65 % (7,345,709
voting rights) were also allocated to us according to section 22 para. 1 sentence 1 no. 1 WpHG.

Voting rights that are to be allocated to us (according to section 22 para. 1 sentence 1 no. 1 of the WpHG) are held via the following company (which is controlled by Orbis Holding Limited which is controlled by us) whose holdings of voting rights amount to 3 % or more in Hypo Real Estate Holding AG:

Orbis Global Equity Fund Limited

Voting rights of the following company holding 3 % or more in Hypo Real Estate Holding AG are to be allocated to us according to section 22 para. 1 sentence 1 no. 6, sentence 2 of the WpHG:

Orbis Global Equity Fund Limited'

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Shareholding Disclosures

26.03.2008 - Amendment to the publication of voting rights as of 13 March 2008 - Orbis Holdings Limited

WKN: 802 770
ISIN: DE 000 802 770 7

Orbis Holdings Limited, Hamilton, Bermuda, notified us on 25 March 2008 of the following:

'Amendment to the notification of voting rights as of 12 March 2008. Pursuant to section 21 para 1 sentence 1 of the German Securities Trading Act (Wertpapierhandelsgesetz, 'WpHG') we, Orbis Holdings Limited, hereby notify that our percentage of voting rights in Hypo Real Estate Holding AG exceeded the threshold of 5 % on 10 March 2008 and amounts to 5.08 % (10,220,822 voting rights) as per this date.

Thereof 5.08 % (10,220,822 voting rights) were allocated to us according to section 22 para. 1 sentence 1 no. 6, sentence 2 WpHG. 3.65 % (7,345,709 voting rights) were also allocated to us according to section 22 para. 1 sentence 1 no. 1 WpHG.

Voting rights that are to be allocated to us (according to section 22 para. 1 sentence 1 no. 1 of the WpHG) are held via the following company which is controlled by us whose holdings of voting rights amount to 3 % or more in Hypo Real Estate Holding AG:

Orbis Global Equity Fund Limited

Voting rights of the following company holding 3 % or more in Hypo Real Estate Holding AG are to be allocated to us according to section 22 para. 1 sentence 1 no. 6, sentence 2 of the WpHG.

Orbis Global Equity Fund Limited'

Hypo Real Estate
HOLDING

Shareholding Disclosures

26.03.2008 - Amendment to the publication of voting rights as of 13 March 2008 - Pictet Overseas Trust Corporation Limited

WKN: 802 770
ISIN: DE 000 802 770 7

Pictet Overseas Trust Corporation Limited, Nassau, Bahamas, notified us on 25 March 2008 of the following:

'Amendment to the notification of voting rights as of 12 March 2008. Pursuant to section 21 para 1 sentence 1 of the German Securities Trading
Act (Wertpapierhandelsgesetz, 'WpHG'), we, Pictet Overseas Trust Corporation Limited (as trustee for The Orbis Holdings Trust) hereby notify that our percentage of voting rights in Hypo Real Estate Holding AG exceeded the threshold of 5 % on 10 March 2008 and amounts to 5.08 % (10,220,822 voting rights) as per this date.

Thereof 5.08 % (10,220,822 voting rights) were allocated to us according to section 22 para. 1 sentence 1 no. 6, sentence 2 WpHG. 3.65 % (7,345,709
voting rights) were also allocated to us according to section 22 para. 1 sentence 1 no. 1 WpHG.

Voting rights that are to be allocated to us (according to section 22 para. 1 sentence 1 no. 1 of the WpHG) are held via the following company (which is controlled by Orbis Holdings Limited which is controlled by Orbis World Limited which is controlled by us) whose holdings of voting rights amount to 3 % or more in Hypo Real Estate Holding AG:

Orbis Global Equity Fund Limited

Voting rights of the following company holding 3 % or more in Hypo Real Estate Holding AG are to be allocated to us according to section 22 para. 1 sentence 1 no. 6, sentence 2 of the WpHG:

Orbis Global Equity Fund Limited'

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Group publishes financial statements for 2007 with a pro-forma pre-tax profit of € 862 million for the new joint Group

- **2007 strong new business in all core segments, rapid integration of DEPFA Bank**
- **Performance in 2007 affected by numerous extraordinary factors, particularly the impairments on US CDOs and the DEPFA acquisition**
- **Figures thus in line with preliminary details released in January**
- **Public Finance has made a very promising start in 2008, moderate new business in Real Estate Financing**
- **Further serious turmoil on the international financing markets mean that it is difficult to make a specific assessment of the further development of business**

Munich, 27 March 2008: The Hypo Real Estate Group, an international provider of financing solutions for commercial real estate, the public sector and infrastructure projects has today published its financial statements for 2007. On the occasion of today's accounts press conference, CEO Georg Funke has said that the Group has adequate capital base for further growth. As far as can be seen at present, capital increases are not necessary according to Georg Funke. In his opinion however, the further deterioration in market conditions which has occurred since the beginning of the year means that "great caution" has to be observed with regard to statements concerning the future development of business and operations on the market.

Summary of business development in 2007

In 2007, the Hypo Real Estate Group reported a positive operating performance in its core areas of business. In terms of strategy, a new phase in the company's history commenced with the acquisition of DEPFA Bank plc which was completed at the beginning of October. The integration of DEPFA has proceeded more rapidly and less expensively than originally planned. The main legal and structural measures for restructuring have now been completed or have been implemented to a large extend.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

The results of the Group were affected by numerous extraordinary effects in 2007, partially as a result of the acquisition of DEPFA and partially as a result of the crisis on the capital and financing markets which became even more serious in the second half of the year.

Pro-forma earnings figures for 2007

In order to ensure that the figures can be compared on a like-for-like basis, reference is made to pro-forma figures of the income statement in the following. The corresponding principles of the Institut der Wirtschaftsprüfer (IDW) have been used in this respect. This assessment has assumed that DEPFA Bank has been part of the Group since 1 January 2006. In reality, DEPFA was initially consolidated on 2 October 2007.

- On a pro-forma basis, the Group generated a pre-tax profit of € 862 million in 2006, compared with € 1.06 billion in the previous year (-18.5%). This decline is attributable to numerous extraordinary factors. On an adjusted basis, pre-tax profit was only slightly lower than the corresponding previous year figure (-2.9%).
- The extraordinary effects include in particular:
    - Impairments of € 301 million recognised in the income statement in relation to Collateralized Debt Obligations (CDO) portfolios (thereof € 295 million US CDOs and € 6 million European Credit Linked Investments; this is shown under net trading income and net income from investments;
    - Income of € 90 million from the sale of a non-strategic real estate portfolio to ING-DiBA.
- Operating revenues (sum of net interest income and similar income, net commission income, net trading income, net income from financial investments, net income from hedge relationships and the balance of other operating income/expenses) were reported as € 1.46 billion, which

was lower than the corresponding previous year figure (€ 1.84 billion; -20.7 %). This was due to the impairments on CDOs which were recognised in the income statement and which resulted in a considerable deterioration in net trading income and net income from financial investments. On the other hand, net interest income was supported by the strong new business in real estate-, public sector-, and infrastructure finance as well as the profit from the sale of the non-strategic real estate portfolio. Despite reflecting charges arising from interest positions of DEPFA, net interest income and similar income increased by 21 % to € 1.47 billion. Net commission income, thanks to good new business, improved by more than 31 % to € 234 million.

- Provisions for losses on loans and advances are shown as a reversal of € 61 million, following an allocation of € 159 million in 2006. This development reflects the positive development of the portfolio quality, enabling the reserves in the portfolio-based allowances to be reversed. As it was the case last year, no new provisions for losses on loans and advances had to be created at DEPFA in 2007.
- General administrative expenses increased by 13 % from € 580 million to € 656 million. A major factor behind this increase was staff recruitment at DEPFA and the initial consolidation of the US-Broker DEPFA First Albany Securities LLC.
- The cost-income ratio was 44.8 % (2006: 31.5%).

Earnings figures for 2007 shown in the income statement

- The reported income statement of the Hypo Real Estate Group, in which the results of DEPFA were only included from 2 October 2007 onwards and were thus not included in the previous period, shows consolidated pre-tax profit of € 587 million (2006: € 571 million, +2.8 %). The figures are only comparable to a very limited extent as a result of the numerous consolidation- and extraordinary effects.

- Net income after taxes was reported as € 457 million, 15.7 % lower than the corresponding previous year figure of € 542 million.
- On a stand-alone basis, the Hypo Real Estate Group had announced a target of at least € 680 million for pre-tax profit at the beginning of 2007. If the reported figure of € 587 million is adjusted by the contribution to earnings of DEPFA after the point of consolidation (€ 59 million) and also by all one-off effects which are not attributable to operating business, pre-tax profit came in at € 691 million, which illustrates the good operating performance in the core areas of business.

Further key financials

- As a result of the acquisition of DEPFA, the total assets of the Group increased from € 161.6 billion as of 31 December 2006 to € 400.2 billion at the end of 2007.
- The Hypo Real Estate Group reports adequate capitalization as of 31 December 2007. The core capital ratio amounted to 7.0 % (31 December 2006: 7.0 %), the equity ratio amounted to 9.4 % (31 December 2006: 9.3 %). This capitalization is adequate for funding further operating growth. As far as can be seen at present therefore, capital measures are not necessary.

Dividend proposal: € 0.50 per share

As communicated on 15 January 2008, the Management Board and Supervisory Board of Hypo Real Estate Holding AG will submit a proposal to the annual general meeting for a dividend of € 0.50 per share to be paid for financial 2007 (2006: € 1.50). The purpose of this pay-out policy is to ensure sound capitalization.

Overview of the portfolios of the Group

- The strategic real estate financing portfolio amounted to € 65.6 billion (31 December 2006: € 62.2 billion). New business in real estate financing had a positive impact in this respect; At € 32.1 billion, this was considerably higher than the corresponding previous year figure (€ 26.6 billion) and also considerably higher than the announced target of € 23.5 billion. Spread over all new business, the internal rate of return (IRR) was more than 14% - and the trend was rising towards the end of the year.
- The Hypo Real Estate Group anticipated structural changes in key real estate markets such as the USA, Spain and Great Britain at an early stage, and has been reducing its exposure in these markets since the end of 2006. At the end of 2007, total problem loans amounted to 2.7 % of the real estate financing portfolio.
- Public finance amounted to € 229.0 billion at the end of 2007 (31 December 2006 incl. DEPFA: € 244.2 billion). The decline was attributable to sales of bonds and receivables which had increased in value. New business (incl. DEPFA) amounted to € 57.5 billion, a decline of € 4.2 billion compared with the previous year.
- Infrastructure finance (incl. DEPFA) reported a volume of € 18.4 billion as of 31 December 2007 (31 December 2006 : € 10.1 billion). The strong increase is attributable to the good new business (incl. DEPFA € 12.3 billion, compared with € 8.1 billion in the previous year). This is a pleasant step towards generating the critical mass the Group plans to achieve by pooling the activities in both houses
- The capital markets portfolio amounted to € 18.3 billion compared with € 5.6 billion as of 31 December 2006. This increase is attributable i.a. to an expansion of business with financial institutions and with sovereigns. As already announced the non strategic trading activities of DEPFA have

been stopped. The future activities shall primarily support the core business Commercial Real Estate, Public Sector- and Infrastructure Finance.

- The portfolio of US CDOs was affected by impairments of € 390 million in the financial statements for 2007 (of which € 295 million recognised directly in the income statement), and the market situation for this asset class has deteriorated even further so far this year. The possibility of further impairments cannot be precluded at present for the remainder of the year. The book value of the US CDO portfolio is currently stated at just under € 1 billion.
  Besides the US CDOs, the Group has further so-called European "Credit Linked Investments" in its book, such as CDOs, CLOs and CSOs. The book values of the products, including the US CDOs, is approx. € 1.8 billion. This is equivalent to just approx. 0.5 % of the Group's total assets of € 400 billion.
- The Hypo Real Estate Group holds "Real Estate Linked Investments" such as CMBS and RMBS products with a total volume of approx. € 3.2 billion with a direct link to the core business of the Group. The securities feature sound quality in terms of rating, creditworthiness and default risks. Their risk quality is consistent with the accustomed high standards in our real estate financing. Accordingly, the Group is currently not anticipating any charges on earnings arising from credit risks. However, changes in the market prices of the securities have to be shown in the revaluation reserve.

Outlook for 2008

The Group has achieved different starts to the year in 2008 with its core areas of business. In the field of public finance (Public Sector & Infrastructure Finance segment), new business has been achieving a positive performance in January and February, both in terms of volume and the profitability of the business. In infrastructure finance, new business made a moderate start in the first two months of the year. In commercial real estate financing (Commercial Real Estate segment), new business has been moderate. However, in view of the current market climate, Hypo Real Estate has adopted a conservative approach and has concentrated on new business eligible for Pfandbrief coverage. There was a continuation of the trend in the development of margins which was commensurate with the level of risk involved and which was reported in the fourth quarter of 2007. Capital market operations of the Group (Capital Markets & Asset Management segment) were characterised by the very difficult market conditions, and reported a weak performance in the first two months of the year.

The planning for financial 2008 which was prepared at the end of 2007 was based on various assumptions, including the assumption that there will be no major deterioration in credit and refinancing spreads. The targets communicated on the basis of this planning on 15 January 2008 were subject to the proviso that there would be no unforeseen negative events of major significance for the Group.

Indeed, spreads have widened even further so far this year, and this of course has consequences for the Group's business. The international financing markets are still fragile and, in certain areas, are not capable of functioning or are only capable of functioning to a very limited extent. In addition, the signs of a major economic slowdown in the USA and also in Europe have increased. In this situation, it is not possible to make a reliable assessment of the development of the capital and financial markets in the near future. This means that it is also not possible to preclude the possibility of further charges for the Hypo Real Estate Group.

The Management Board is anticipating a continuation of the positive performance of operations in 2008. Growth is expected to be generated particularly with the public finance and infrastructure finance activities which have been considerably strengthened by DEPFA, where growth in financing portfolios is expected. As far as can be seen at present, a stable portfolio development is expected in the field of commercial real estate financing.

Overall, the conditions for the Hypo Real Estate Group have become more difficult since the beginning of 2008. It is thus not possible to preclude the possibility that the forecasts for financial 2008 will not be entirely met.

Georg Funke, CEO of Hypo Real Estate Holding AG: "The current climate on the financing markets is posing a major challenge for all banks and thus also for the Hypo Real Estate Group. Caution has to be exercised. The aim is to bring our Group safely through this unparalleled market crisis. However, the extremely difficult climate must not disguise the achievement of our Group in terms of operations and strategy in 2007. Following the acquisition of DEPFA Bank, the new Hypo Real Estate Group has a sound and well-balanced business model which provides excellent opportunities for growth in the medium and long term."

Press contact:

Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

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